FILE STAMP COPY

IOCHPE-MAXION

IOCHPE-MAXION S.A.
Rua Luigi Galvani, 146 - 13° andar - Tel.: (011) 5508-3800
[redacted]) 5506-7353 - São Paulo - SP CEP 04575-020
fenelon@iochpe.com.br

06010528

05

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Iochpe-Maxion S.A. (the "Issuer")
File Number 82-3722

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports and materials:

1. Independent Auditors' Report on the limited review of the quarter information (ITR), March 31, 2005;

2. Independent Auditors' Report on the limited review of the quarter information (ITR), June 30, 2005 ;

3. Independent Auditors' Report on the limited review of the quarter information (ITR), September 30, 2005;

4. Independent Auditors' Report on the limited review of the quarter information (ITR), March 31, 2005 and 2004);

5. Minutes of the Board of Directors Meeting of March 23, 2005;

6. Inform to the Market of April 15, 2005 and June 24, 2005;

7. Press releases dated May 3, 2005; July 28, 2005 and November 3, 2005;

8. Material Fact Announcement dated September 21, 2005;

9. Financial releases on the first, second and third quarter of 2005;

10. Annual Report 2004;

11. Presentation Styled "Iochpe-Maxion" for the Third Quarter of 2005;

12. Report of trades in company securities, on the CVM consolidated and individual forms, during the period of March 2005 to October 2005;

13. Annual Information Report (IAN) for the year ended December 31, 2004.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Oscar A. F. Becker

1/30

FILE No. 82-3722

ITR - QUARTERLY INFORMATION

Quarterly Report (Corporate law) 2005/1 05/03/2005 17:49

01 - Company Data

01.01 - Identification

CVM Code: 01193-2
Corporate Name: IOCHPE-MAXION SA
Corporate Taxpayer no.: 61.156.113/0001-75 **Corporate Enrollment no.:** 35300014022

01.02 - Headquarters

Complete Address: Rua Luigi Galvani, 146 - 13º andar

District: Brooklin Novo	**Zip Code:** 04575-020
City: São Paulo	**State:** SP
Area Code: 011	**Telephone no.:** 5508-3800
Telephone no.:	**Telephone no.:**
Telex:	**Area Code:** 011
Fax no.: 5506-7353	**Fax no.:**
Fax no.:	**Company's e-mail:** becker@iochpe.com.br

01.03 - Investor Relations Director (Address for Correspondence with the Company)

Director's Name: Oscar Antonio Fontoura Becker
Mailing Address: Rua Luigi Galvani, 146 - 13º andar

District: Brooklin Novo	**Zip Code:** 04575-020
City: São Paulo	**State:** SP
Area Code: 011	**Telephone no.:** 5508-3802
Telephone no.:	**Telephone no.:**
Telex:	**Area Code:** 011
Fax no.: 5506-7353	**Fax no.:**
Fax no.:	**Director's e-mail:** becker@iochpe.com.br

01.04 - ITR Reference

Current Fiscal Year		Current Quarter			Previous Quarter		
Beginning:	**End:**	**Number:**	**Beginning:**	**End:**	**Number:**	**Beginning:**	**End:**
01/01/2005	12/31/2005	1	01/01/2005	03/31/2005	4	10/01/2004	12/31/2004

01.05 - Composition of Capital Stock

Number of Shares (Thousand):	Current Quarter 03/31/2005:	Previous Quarter 12/31/2004:	Same Quarter of Previous Fiscal Year 03/31/2004:
Of Paid-in Capital			
Common Shares:	18,428	921,430	921,430
Preferred Shares:	34,804	1,740,185	1,740,185
Total:	53,232	2,661,615	2,661,615
Treasury Stock			
Common Shares:	0	0	0
Preferred Shares:	0	0	0
Total:	0	0	0

1.06 - Company Characteristics

Type of Company:	-
Status:	Operational
Nature of Stockholder Control:	National private-sector company
Business Code:	134 - Emp. Adm. Participações
Main Business:	Holding - Empresas de autopeças
Consolidation Type:	Total
Auditors' Report Type:	Without Reservation

01.07 - Companies Not Included in Consolidated Financial Statements

Item:	Corporate Taxpayer no.:	Corporate Name:

01.08 - Cash Pay-out Determined and/or Paid During and After the Quarter

Item:	Event:	Approval:	Pay-out:	Beginning of Payment:	Type of Share:	Amount of Pay-out per Share (R$):
	AGO	03/21/2005	Dividend	04/05/2005	ON	0.0056839388
	AGO	03/21/2005	Dividend	04/05/2005	PN	0.0062523327

01.09 - Capital Stock Subscribed and Alterations during Current Fiscal Year

Item:	Date of Alteration:	Amount of Capital Stock (x R$ 1000):	Amount of Alteration (x R$ 1000):	Source of Alteration:	Number of Shares Issued (Thousand):	Share Price on Issue (R$):

01.10 - Investor Relations Director

Date: 04/20/2005 **Signature:** Not available

02 - Balance Sheet

02.01 - Balance Sheet - Assets (x R$ 1000)

Account Code:	Account Description:	03/31/2005:	12/31/2004:
1	Total Assets	290,311	299,309
1.01	Current Assets	13,810	29,736
1.01.01	Cash	1,064	14,812
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	12,746	14,924
1.02	Long-term Assets	36,791	49,824
1.02.01	Sundry Credits	0	0
1.02.02	Credits with Related Parties	33,994	47,048
1.02.03	Others	2,797	2,776
1.03	Permanent Assets	239,710	219,749
1.03.01	Investments	239,305	219,343
1.03.02	PP&E	405	406
1.03.03	Deferred Items	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (x R$ 1000)

Account Code:	Account Description:	03/31/2005:	12/31/2004:
2	Total Liabilities and Stockholders' Equity	290,311	299,309
2.01	Current Liabilities	88,655	112,768
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	28,134
2.01.03	Suppliers	0	0
2.01.04	Taxes, Charges and Contributions	74	38
2.01.05	Dividends Payable	16,118	16,118
2.01.06	Provisions	21,086	17,652
2.01.07	Debt with Related Parties	50,944	50,263
2.01.08	Others	433	563
2.02	Long-term Liabilities	308	308
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	308	308
2.02.04	Debt with Related Parties	0	0
2.02.05	Others	0	0
2.03	Deferred Income	0	0
2.05	Stockholders' Equity	201,348	186,233
2.05.01	Paid-up Capital	161,463	161,463
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0

2.05.04	Revenue Reserves	24,770	24,770
2.05.05	Retained Earnings/Losses	15,115	0

03 - Statement of Income

03.01 - Statement of Income (x R$ 1000)

Account Code:	Account Description:	01/01/2005 to 03/31/2005:	01/01/2005 to 03/31/2005:	01/01/2004 to 03/31/2004:	01/01/2004 to 03/31/2004:
3.01	Gross Sales Revenues	0	0	0	0
3.02	Deductions from Gross Revenue	0	0	0	0
3.03	Net Sales Revenues	0	0	0	0
3.04	Cost of Goods Sold and/or Services Rendered	0	0	0	0
3.05	Gross Income	0	0	0	0
3.06	Operating Expenses/Revenues	13,854	13,854	2,401	2,401
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(2,255)	(2,255)	(2,604)	(2,604)
3.06.03	Financial	(141)	(141)	(462)	(462)
3.06.04	Other Operating Revenues	0	0	823	823
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Income	16,250	16,250	4,644	4,644
3.07	Operating Result	13,854	13,854	2,401	2,401
3.08	Non-operating Result	1,261	1,261	(307)	(307)
3.09	Income before Taxes/Participations	15,115	15,115	2,094	2,094
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.15	Profit/Loss for the Period	15,115	15,115	2,094	2,094

03.02 - Earnings/Loss per Share

	Current Quarter 01/01/2005 to 03/31/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 03/31/2005:	Same Quarter of Previous Fiscal Year 01/01/2004 to 03/31/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 03/31/2004:
Number of Shares, Excl. Treasury (Thousand):	53,232.00	53,232.00	2,661,615.00	2,661,615.00
Earnings per Share (R$):	0.28395	0.28395	0.00079	0.00079
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

04 - Notes to Financial Statements (143872 Bytes) - in Portuguese

05 - Comments on Performance (19456 Bytes) - in Portuguese

06 - Consolidated Balance Sheet

06.01 - Consolidated Balance Sheet - Assets (x R$ 1000)

Account Code:	Account Description:	03/31/2005:	12/31/2004:
1	Total Assets	674,219	631,212
1.01	Current Assets	416,960	387,656
1.01.01	Cash	30,287	73,926
1.01.02	Credits	190,411	133,799
1.01.03	Inventories	160,479	149,353
1.01.04	Others	35,783	30,578

1.01.04	Others	35,783	30,578
1.02	Long-term Assets	74,495	67,308
1.02.01	Sundry Credits	4,533	5,220
1.02.02	Credits with Related Parties	0	0
1.02.03	Others	69,962	62,088
1.03	Permanent Assets	182,764	176,248
1.03.01	Investments	265	265
1.03.02	PP&E	178,763	171,812
1.03.03	Deferred Items	3,736	4,171

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (x R$ 1000)

Account Code:	Account Description:	03/31/2005:	12/31/2004:
2	Total Liabilities and Stockholders' Equity	674,219	631,212
2.01	Current Liabilities	389,383	344,898
2.01.01	Loans and Financing	144,965	88,712
2.01.02	Debentures	0	28,134
2.01.03	Suppliers	73,969	68,305
2.01.04	Taxes, Charges and Contributions	23,601	13,268
2.01.05	Dividends Payable	16,118	16,118
2.01.06	Provisions	48,441	45,791
2.01.07	Debt with Related Parties	0	0
2.01.08	Others	82,289	84,570
2.02	Long-term Liabilities	83,312	99,914
2.02.01	Loans and Financing	42,148	58,983
2.02.02	Debentures	0	0
2.02.03	Provisions	36,918	38,032
2.02.04	Debt with Related Parties	0	0
2.02.05	Others	4,246	2,899
2.03	Deferred Income	0	0
2.04	Minority Interests	176	167
2.05	Stockholders' Equity	201,348	186,233
2.05.01	Paid-up Capital	161,463	161,463
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.04	Revenue Reserves	24,770	24,770
2.05.05	Retained Earnings/Losses	15,115	0

07 - Consolidated Statement of Income

07.01 - Consolidated Statement of Income (x R$ 1000)

Account	Account Description:	Amount for Current	Amount Accumulated in	Amount for Same Quarter	Amount Accumulated in
3.01	Gross Sales Revenues	421,080	421,080	240,800	240,800
3.02	Deductions from Gross	(68,501)	(68,501)	(27,928)	(27,928)
3.03	Net Sales Revenues	352,579	352,579	212,872	212,872
3.04	Cost of Goods Sold and/or	(281,082)	(281,082)	(174,195)	(174,195)
3.05	*Gross Income*	71,497	71,497	38,677	38,677
3.06	Operating Expenses/Revenues	(38,947)	(38,947)	(29,024)	(29,024)
3.06.01	Selling	(17,238)	(17,238)	(11,575)	(11,575)
3.06.02	General and Administrative	(12,202)	(12,202)	(9,770)	(9,770)
3.06.03	Financial	(8,700)	(8,700)	(8,597)	(8,597)
3.06.04	Other Operating Revenues	0	0	918	918
3.06.05	Other Operating Expenses	(807)	(807)	0	0
3.06.06	Equity Income	0	0	0	0

3.06.06	Equity Income	0	0	0	0
3.07	Operating Result	32,550	32,550	9,653	9,653
3.08	Non-operating Result	(5,284)	(5,284)	(1,634)	(1,634)
3.09	Income before Taxes/Participations	27,266	27,266	8,019	8,019
3.10	Provision for Income Tax and Social Contribution	(9,490)	(9,490)	(5,626)	(5,626)
3.11	Deferred Income Tax	(2,639)	(2,639)	(318)	(318)
3.12	Profit Sharing/Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.14	Minority Interests	(22)	(22)	19	19
3.15	Profit/Loss for the Period	15,115	15,115	2,094	2,094

07.02 - Earnings/Loss per Share

	Current Quarter 01/01/2005 to 03/31/2005:	Amount Accumulated in Current Fiscal Year 01/01/2005 to 03/31/2005:	Amount for Same Quarter of Previous Fiscal Year 01/01/2004 to 03/31/2004:	Amount Accumulated in Previous Fiscal Year 01/01/2004 to 03/31/2004:
Number of Shares, Excl. Treasury (Thousand):		53,232.00	2,661,615.00	2,661,615.00
Earnings per Share (R$):	0.28395	0.28395	0.00079	0.00079
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

08 - Comments on Consolidated Performance (57344 Bytes) - in Portuguese

09 - Stakes in Subsidiaries/Affiliates

09.01 - Stakes in Subsidiaries/Affiliates

Item:	**Corporate Name of Subsidiary/Affiliate:**			**Corporate Taxpayer no.:**
Classification:	**% Stake in Capital of Subsidiary/Affiliate:**	**% of Investor's Net Equity:**		**Type of Company:**
Number of Shares Held in Current Quarter (Thousand):	**Number of Shares Held in Previous Quarter (Thousand):**	**Opening Date of Current Fiscal Year:**	**Closing Date of Current Fiscal Year:**	**Number of Current Quarter:**
Opening Date of Current Quarter:	**Closing Date of Current Quarter:**	**Number of Shares, Excl. Treasury, in Current Quarter (Thousand):**		**Number of Shares, Excl. Treasury, in Same Quarter of Previous Fiscal Year (Thousand):**
01	IOCHPE HOLDINGS LLC			
Unlisted subsidiary	100.00%	28.41%		Industrial, commercial and others
1	1	01/01/2005	12/31/2005	1
01/01/2005	03/31/2005	1		1
02	MAXION COMPONENTES ESTRUTURAIS LTDA			01.599.435/0001-67
Unlisted subsidiary	99.99%	79.54%		Industrial, commercial and others
117,598	117,598	01/01/2005	12/31/2005	1
01/01/2005	03/31/2005	117,598		117,598
03	MAXION SISTEMAS AUTOMOTIVOS S.A.			00.736.859/0001-63
Company in which subsidiary/affiliate has investment	99.89%	9.51%		Industrial, commercial and others
131,211	6,144,928	01/01/2005	12/31/2005	1
01/01/2005	03/31/2005	131,211		6,144,928
04	AMSTED-MAXION FUNDIÇÃO EQUIP.FERROV.S.A.			01.599.436/0001-01
Unlisted subsidiary	50.00%	9.62%		Industrial, commercial and others
2,710,015	2,710,015	01/01/2005	12/31/2005	1
01/01/2005	03/31/2005	2,710,015		2,710,015

10 - Debentures

10.01 - Characteristics of Public or Private Debenture Issue

11 - Orders/ Contracts Signed (x R$ 1000)

11.01 - Orders/ Contracts Signed (x R$ 1000)

12 - Comments on Behavior of Corporate Projections (file not disclosed)

13 - Corporate Projections (file not disclosed)

14 - Pre-Operating Stage

14.01 - Pre-Operating Stage

Item:	Description:	Estimated:	Accomplished:
1	% Works	0	
2	Total Investments (x R$ 1000)	0	
3	% Total Investments	0	
4	% Amount Invested using Own Funds	0	
5	% Amount Invested with Third-party Funds	0	

15 - Investment Projects (file not disclosed)

16 - Additional Information (file not disclosed)

17 - Report on Special Review (20480 Bytes) - in Portuguese

18 - Data on Subsidiary/Affiliate

01-IOCHPE HOLDINGS LLC

18.01.01 - Income Statement of Subsidiaries/Associated Companies

Code:	Description:	01/01/2005 to 03/31/2005:	01/01/2005 to 03/31/2005:	01/01/2004 to 03/31/2004:	01/01/2004 to 03/31/2004:

18.01.02 - Earnings or Loss per Share

	Current Quarter 01/01/2005 to 03/31/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 03/31/2005:	Same Quarter of Previous Fiscal Year 01/01/2004 to 03/31/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 03/31/2004:
Number of Shares, Excl. Treasury (Thousand):	1	1	1	1
Earnings per Share (R$):	0.00000	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

18.02 - Comments on Performance of Subsidiary/Affiliate (file not disclosed)

02-MAXION COMPONENTES ESTRUTURAIS LTDA

18.01.01 - Income Statement of Subsidiaries/Associated Companies

Code:	Description:	01/01/2005 to 03/31/2005:	01/01/2005 to 03/31/2005:	01/01/2004 to 03/31/2004:	01/01/2004 to 03/31/2004:

18.01.02 - Earnings or Loss per Share

	Current Quarter 01/01/2005 to 03/31/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 03/31/2005:	Same Quarter of Previous Fiscal Year 01/01/2004 to 03/31/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 03/31/2004:
Number of Shares, Excl. Treasury (Thousand):	117,598	117,598	117,598	117,598
Earnings per Share (R$):	0.00000	0.00000	0.00000	0.00000
Loss per Share	0.00000	0.00000	0.00000	0.00000

(R$):

18.02 - Comments on Performance of Subsidiary/Affiliate (file not disclosed)

03-MAXION SISTEMAS AUTOMOTIVOS S.A.

18.01.01 - Income Statement of Subsidiaries/Associated Companies

Code:	Description:	01/01/2005 to 03/31/2005:	01/01/2005 to 03/31/2005:	01/01/2004 to 03/31/2004:	01/01/2004 to 03/31/2004:

18.01.02 - Earnings or Loss per Share

	Current Quarter 01/01/2005 to 03/31/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 03/31/2005:	Same Quarter of Previous Fiscal Year 01/01/2004 to 03/31/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 03/31/2004:
Number of Shares, Excl. Treasury (Thousand):	131,211	131,211	6,144,928	6,144,928
Earnings per Share (R$):	0.00000	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

18.02 - Comments on Performance of Subsidiary/Affiliate (file not disclosed)

04-AMSTED-MAXION FUNDIÇÃO EQUIP.FERROV.S.A.

18.01.01 - Income Statement of Subsidiaries/Associated Companies

Code:	Description:	01/01/2005 to 03/31/2005:	01/01/2005 to 03/31/2005:	01/01/2004 to 03/31/2004:	01/01/2004 to 03/31/2004:

18.01.02 - Earnings or Loss per Share

	Current Quarter 01/01/2005 to 03/31/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 03/31/2005:	Same Quarter of Previous Fiscal Year 01/01/2004 to 03/31/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 03/31/2004:
Number of Shares, Excl. Treasury (Thousand):	2,710,015	2,710,015	2,710,015	2,710,015
Earnings per Share (R$):	0.00000	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

18.02 - Comments on Performance of Subsidiary/Affiliate (file not disclosed)

19 - Description of Altered Information (file not disclosed)

KPMG

Iochpe Maxion S.A.

Relatório dos auditores independentes sobre revisão especial das Informações Trimestrais (ITRs)
Trimestre findo em
31 de março de 2005

KPMG

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo, SP
Brazil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo, SP
Brazil

Central Tel 55 (11) 3067-3000
Fax National 55 (11) 3079-3752
International 55 (11) 3079-2916
www.kpmg.com.br

Relatório dos auditores independentes sobre revisão especial

Ao
Conselho de Administração e aos Acionistas da
Iochpe Maxion S.A.
São Paulo - SP

Efetuamos uma revisão especial das Informações Trimestrais (ITRs) da Iochpe Maxion S.A. e dessa Companhia e suas controladas (informações consolidadas) referentes ao trimestre findo em 31 de março de 2005, compreendendo o balanço patrimonial, a demonstração do resultado, o relatório de desempenho e as informações relevantes, preparados de acordo com as práticas contábeis adotadas no Brasil e normas expedidas pela Comissão de Valores Mobiliários.

Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e suas controladas, quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia e suas controladas.

Com base em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas Informações Trimestrais acima referidas para que estas estejam de acordo com as práticas contábeis adotadas no Brasil e condizentes com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais obrigatórias. As Informações Trimestrais do período findo em 31 de março de 2004 foram revisadas por outros auditores independentes, que emitiram relatório de revisão especial sem ressalva em 23 de abril de 2004.

20 de abril de 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Roberto Vilela Resende
Contador CRC 1MG047618/O-5-T-SP

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR - INFORMAÇÕES TRIMESTRAIS Data-Base - 31/03/2005 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75
4 - NIRE		
35300014022		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Luigi Galvani, 146 - 13º andar				Brooklin Novo
3 - CEP	4 - MUNICÍPIO			5 - UF
04575-020	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	5508-3800	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	5506-7353	-	-	
15 - E-MAIL				
becker@iochpe.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Oscar Antonio Fontoura Becker				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
Rua Luigi Galvani, 146 - 13º andar				Brooklin Novo
4 - CEP	5 - MUNICÍPIO			6 - UF
04575-020	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	5508-3802	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
011	5506-7353	-	-	
16 - E-MAIL				
becker@iochpe.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2005	31/12/2005	1	01/01/2005	31/03/2005	4	01/10/2004	31/12/2004

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
KPMG Auditores Independentes	00418-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Roberto Vilela Resende	298.115.546-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2005	2 - TRIMESTRE ANTERIOR 31/12/2004	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2004
Do Capital Integralizado			
1 - Ordinárias	18.428	921.430	921.430
2 - Preferenciais	34.804	1.740.185	1.740.185
3 - Total	53.232	2.661.615	2.661.615
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA	Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO	Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO	Privada Nacional
4 - CÓDIGO ATIVIDADE	134 - Emp. Adm. Participações
5 - ATIVIDADE PRINCIPAL	Holding - Empresas de autopeças
6 - TIPO DE CONSOLIDADO	Total
7 - TIPO DO RELATÓRIO DOS AUDITORES	Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO	21/03/2005	Dividendo	05/04/2005	ON	0,0056839388
02	AGO	21/03/2005	Dividendo	05/04/2005	PN	0,0062523327

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
20/04/2005	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2005	4 - 31/12/2004
1	Ativo Total	290.311	299.309
1.01	Ativo Circulante	13.810	29.736
1.01.01	Disponibilidades	1.064	14.812
1.01.01.01	Caixa e Bancos	134	95
1.01.01.02	Aplicações Financeiras	930	14.717
1.01.02	Créditos	0	0
1.01.03	Estoques	0	0
1.01.04	Outros	12.746	14.924
1.01.04.01	Dividendos e JRS capital proprio a rec	12.406	13.584
1.01.04.02	IR e CSLL a recuperar	64	1.091
1.01.04.03	Outros	276	249
1.02	Ativo Realizável a Longo Prazo	36.791	49.824
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	33.994	47.048
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	33.994	47.048
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	2.797	2.776
1.02.03.01	Depósitos compulsórios/Judiciais	1.864	1.858
1.02.03.02	Impostos a recuperar	933	918
1.03	Ativo Permanente	239.710	219.749
1.03.01	Investimentos	239.305	219.343
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	239.220	219.258
1.03.01.03	Outros Investimentos	85	85
1.03.02	Imobilizado	405	406
1.03.03	Diferido	0	0

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR - INFORMAÇÕES TRIMESTRAIS Data-Base - 31/03/2005 **Legislação Societária**
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2005	4 - 31/12/2004
2	Passivo Total	290.311	299.309
2.01	Passivo Circulante	88.655	112.768
2.01.01	Empréstimos e Financiamentos	0	0
2.01.02	Debêntures	0	28.134
2.01.03	Fornecedores	0	0
2.01.04	Impostos, Taxas e Contribuições	74	38
2.01.05	*Dividendos a Pagar*	16.118	16.118
2.01.06	Provisões	21.086	17.652
2.01.06.01	Salários e encargos sociais	358	327
2.01.06.02	Contigências trabalhistas	300	150
2.01.06.03	Contigências fiscais	8.773	9.208
2.01.06.04	Passivo a descoberto	10.592	6.880
2.01.06.05	Outras	1.063	1.087
2.01.07	Dívidas com Pessoas Ligadas	50.944	50.263
2.01.08	Outros	433	563
2.02	Passivo Exigível a Longo Prazo	308	308
2.02.01	Empréstimos e Financiamentos	0	0
2.02.02	Debêntures	0	0
2.02.03	Provisões	308	308
2.02.03.01	Contigências fiscais	308	308
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	0	0
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	201.348	186.233
2.05.01	Capital Social Realizado	161.463	161.463
2.05.02	Reservas de Capital	0	0
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	24.770	24.770
2.05.04.01	Legal	2.044	2.044
2.05.04.02	Estatutária	22.726	22.726
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	15.115	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/03/2005	4 - 01/01/2005 a 31/03/2005	5 - 01/01/2004 a 31/03/2004	6 - 01/01/2004 a 31/03/2004
3.01	Receita Bruta de Vendas e/ou Serviços	0	0	0	0
3.02	Deduções da Receita Bruta	0	0	0	0
3.03	Receita Líquida de Vendas e/ou Serviços	0	0	0	0
3.04	Custo de Bens e/ou Serviços Vendidos	0	0	0	0
3.05	Resultado Bruto	0	0	0	0
3.06	Despesas/Receitas Operacionais	13.854	13.854	2.401	2.401
3.06.01	Com Vendas	0	0	0	0
3.06.02	Gerais e Administrativas	(2.255)	(2.255)	(2.604)	(2.604)
3.06.03	Financeiras	(141)	(141)	(462)	(462)
3.06.03.01	Receitas Financeiras	1.215	1.215	2.819	2.819
3.06.03.02	Despesas Financeiras	(1.356)	(1.356)	(3.281)	(3.281)
3.06.04	Outras Receitas Operacionais	0	0	823	823
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	16.250	16.250	4.644	4.644
3.07	Resultado Operacional	13.854	13.854	2.401	2.401
3.08	Resultado Não Operacional	1.261	1.261	(307)	(307)
3.08.01	Receitas	1.665	1.665	0	0
3.08.02	Despesas	(404)	(404)	(307)	(307)
3.09	Resultado Antes Tributação/Participações	15.115	15.115	2.094	2.094
3.10	Provisão para IR e Contribuição Social	0	0	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/03/2005	4 - 01/01/2005 a 31/03/2005	5 - 01/01/2004 a 31/03/2004	6 - 01/01/2004 a 31/03/2004
3.15	Lucro/Prejuízo do Período	15.115	15.115	2.094	2.094
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	53.232	53.232	2.661.615	2.661.615
	LUCRO POR AÇÃO	0,28395	0,28395	0,00079	0,00079
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

OS VALORES MENCIONADOS NAS NOTAS EXPLICATIVAS ESTÃO EXPRESSOS EM MILHARES DE REAIS

1. Contexto operacional

A Companhia, com sede em São Paulo, tem por objetivo principal a participação em empresas que atuam na industrialização e comercialização de componentes para veículos rodoviários, ferroviários, fundição e peças de reposição.

As empresas controladas operam nos seguintes setores: a Maxion Sistemas Automotivos Ltda. (Divisão Componentes Estruturais - Cruzeiro - SP), fabricação e comercialização de chassis completos, travessas e rodas pesadas; (Divisão Componentes Automotivos - Contagem -MG), fabricação e comercialização de fechaduras, fechos e outros componentes automotivos; e a Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Cruzeiro - SP), fabricação e comercialização de rodas e componentes ferroviários e fundidos industriais.

2. Apresentação das informações trimestrais

As informações trimestrais foram elaboradas com base nas práticas contábeis emanadas da legislação societária e normas da Comissão de Valores Mobiliários – CVM.

Resumo das principais práticas contábeis

a. Apuração do resultado

O resultado das operações é apurado em conformidade com o regime contábil de competência de exercício.

b. Estimativas contábeis

A elaboração de demonstrações financeiras de acordo com as práticas contábeis adotadas no Brasil requer que a Administração use de julgamento na determinação e registro de estimativas contábeis. Ativos e passivos significativos sujeitos a essas estimativas e premissas incluem o valor residual do ativo imobilizado, provisão para contingências e valorização de instrumentos financeiros. A liquidação das transações envolvendo essas estimativas poderá resultar em valores diferentes dos estimados, devido a imprecisões inerentes ao processo de sua determinação. A Companhia revisa as estimativas e premissas pelo menos trimestralmente.

c. Moeda estrangeira

Os ativos monetários denominados em moedas estrangeiras foram convertidos para reais pela taxa de câmbio da data de fechamento do balanço. As diferenças decorrentes de conversão de

moeda foram reconhecidas no resultado do exercício. Para a empresa controlada no exterior, os seus ativos e passivos não monetários, que são apresentados ao custo histórico, foram convertidos para reais pela taxa de câmbio no fechamento do balanço.

d. *Ativos circulante e realizável a longo prazo*

- **Aplicações financeiras**

As aplicações financeiras estão avaliadas ao custo, acrescido dos rendimentos auferidos até a data do balanço.

- **Demais ativos circulante e realizável a longo prazo**

São apresentados pelo valor líquido de realização.

e. *Permanente*

- **Investimentos**

Os investimentos em empresas controladas estão avaliados pelo método de equivalência patrimonial. Os demais investimentos permanentes são avaliados ao custo de aquisição deduzido de provisão para desvalorização, quando aplicável.

- **Imobilizado**

Registrado ao custo de aquisição, formação ou construção. A depreciação é calculada pelo método linear a taxas que levam em consideração o tempo de vida útil econômica estimado dos bens.

f. *Passivos circulante e exigível a longo prazo*

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e/ou cambiais incorridas até a data dos balanços.

g. *Provisões*

Uma provisão é reconhecida no balanço quando a Companhia possui uma obrigação legal ou constituída como resultado de um evento passado, e é provável que um recurso econômico seja requerido para saldar a obrigação. As provisões são registradas tendo como base as melhores estimativas do risco envolvido.

04.01 - NOTAS EXPLICATIVAS

3. Principais procedimentos de consolidação

a. Eliminação dos saldos das contas de ativos e passivos entre as empresas consolidadas;

b. Eliminação das participações no capital, reservas e resultados acumulados das empresas controladas;

c. Eliminação dos saldos de receitas e despesas, bem como de lucros não realizados, decorrentes de negócios entre as empresas consolidadas;

d. Destaque do valor da participação dos acionistas minoritários nas demonstrações financeiras consolidadas.

As informações trimestrais consolidadas em 31 de março de 2005 e 31 de dezembro de 2004 foram preparadas de acordo com os princípios de consolidação previstos na legislação societária e nas instruções da Comissão de Valores Mobiliários – CVM e abrangem as demonstrações financeiras da Iochpe-Maxion S.A. e das suas controladas, companhia sobre as quais a Iochpe-Maxion S.A. mantêm controle acionário direto ou indireto, apresentadas na Nota 4.

As demonstrações financeiras consolidadas incluem as demonstrações da Iochpe-Maxion S.A. e de suas empresas controladas, a seguir relacionadas:

	Participação direta - %		Participação indireta - %	
	2004	**2003**	**2004**	**2003**
Maxion Componentes Estruturais Ltda.	99,99	99,99	-	-
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50,00	50,00	-	-
Maxion Sistemas Automotivos Ltda.	6,17	18,88	93,72	80,76
Tecob Cobranças, Representações e Comércio Ltda.	99,99	99,99	-	-
Iochpe Holdings, LLC	100,00	100,00	-	-
Maxion Structurals Components USA, Inc.(*)	-	-	100,00	100,00
Newbridge Strategic Partners	100,00	100,00	-	-

(*) Demonstrações financeiras consolidadas pela controlada Iochpe Holdings, LLC.

De acordo com o disposto na Instrução CVM nº 247/96, está sendo efetuada e apresentada a consolidação proporcional das demonstrações financeiras da controlada em conjunto Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., em virtude de sua participação societária de 50%. Os principais grupos de contas ativos e passivos e de resultado da referida empresa estão apresentados como segue:

04.01 - NOTAS EXPLICATIVAS

	Amsted-Maxion Fundição e Equipamentos Ferroviário S.A.		
	31/03/2005	31/12/2004	31/03/2004
No balanço patrimonial			
Ativo circulante	261.003	250.002	104.151
Realizável a longo prazo	50.439	35.207	12.291
Ativo permanente	67.656	61.726	41.936
Total do ativo	379.098	346.935	158.378
Passivo circulante	287.128	246.134	86.251
Exigível a longo prazo	53.213	64.152	32.853
Patrimônio líquido	38.757	36.649	39.274
Total do passivo e patrimônio líquido	379.098	346.935	158.378
Na demonstração do resultado			
Receita líquida de vendas	235.520	645.509	109.283
Custos dos produtos vendidos	(209.854)	(541.883)	(93.364)
Lucro Bruto	25.666	103.626	15.919
Despesas operacionais, líquidas	(22.381)	(56.725)	(9.186)
Despesas não operacionais, líquidas	(81)	(21)	
Imposto de renda e contribuição social	(1.095)	(14.980)	(2.582)
Lucro líquido do período	2.109	31.900	4.151

04.01 - NOTAS EXPLICATIVAS

4. Investimentos em controladas

Informações sobre controladas

Empresas	Participação %	Saldo dos Investimentos 31/12/2004	Resultado da Equivalência Patrimonial 31/03/2005	Saldo dos Investimentos 31/03/2005
Maxion Sistemas Automotivos Ltda.	6,17	9.371	1.171	10.542
Maxion Componentes Estruturais Ltda.	99,99	142.399	17.774	160.173
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50,00	18.324	1.054	19.378
Iochpe Holdings, LLC	100,00	49.164	(37)	49.127
		219.258	19.962	239.220
Provisão passivo à descoberto				
Tecob Cobranças, Representações e Comércio Ltda.		(6.880)	(3.712)	(10.592)
			16.250	

5. Partes relacionadas

	Ativo	Passivo	Prazo	Encargos	Garantias
Maxion Structural Components USA, Inc..	8.082	-	30.06.2005	VC + 1,41% a.a.	Não
Iochpe Holdings, LLC	-	50.944	30.06.2005	6% a.a.	Não
Tecob Cobranças, Repres.e Com.Ltda.	17.297	-	Sem prazo	-	Não
Maxion Sistemas Automotivos Ltda.	8.615	-	31.12.2006	19,56% a.a.	Não
Saldo em 31 de março de 2005	33.994	50.944			
Saldo em 31 de dezembro de 2004	47.048	50.263			

As transações relativas às operações com partes relacionadas, foram realizadas em condições usuais de mercado.

04.01 - NOTAS EXPLICATIVAS

Em 31 de março, a Companhia apresentava os montantes de garantias representadas por avais e fianças relacionadas com empréstimos, financiamentos e adiantamento de clientes.

	Avais Concedidos	Garantia Refis
Maxion Sistemas Automotivos Ltda.	104.111	16.017
Amsted-Maxion Fundição e Eqaips. Ferroviários S.A.	78.919	-
Saldo em 31 de março de 2005	183.030	16.017
Saldo em 31 de dezembro de 2004	177.016	16.017

6. Debêntures

A Companhia, de acordo com a cláusula 12 – Resgate Antecipado – da escritura de sua 4ª emissão de debêntures, exerceu o direito de resgate antecipado da totalidade das debêntures em circulação em 07 de janeiro de 2005, mediante o pagamento através da CETIP, do saldo nominal, acrescido de juros previsto na escritura, calculados pro rata temporis desde a data do último pagamento de juros até a data do resgate, no montante de R$ 28.214.

7. Provisão para contingências

A Companhia discute em juízo, processos tributários e trabalhistas, para os quais foram constituídas provisões em montantes considerados suficientes para cobrir perdas potenciais, conforme demonstradas a seguir:

	31/03/2005	31/12/2004
Tributárias	9.081	9.516
Trabalhistas	300	150
	9.381	9.666
Passivo circulante	(9.073)	(9.358)
No exigível a longo prazo	308	308

8. Patrimônio líquido

a) Capital social

04.01 - NOTAS EXPLICATIVAS

Conforme a Assembléia Geral Ordinária e Extraordinária de 21 de março de 2005, foi aprovado o grupamento das ações da Companhia, de que trata o art. 12 da Lei 6.404, de 15 de dezembro de 1976, atribuindo-se uma nova ação em substituição a cada grupo de 50 ações.

Em decorrência do grupamento ora autorizado, o artigo 5° e o caput do artigo 6° do Estatuto Social da Companhia passou a ter a seguinte redação:

"Art. 5° - O capital social passou a ser representado por 53.232.304 ações, sendo 18.428.597 ações ordinárias e 34.803.707 ações preferenciais, sem valor nominal."

"Art. 6° - A Companhia tem autorização para aumentar o capital social, independentemente de reforma estatutária, até o limite de mais 6.000.000 ações, sendo 2.000.000 ordinárias e 6.000.000 preferenciais."

As emissões dentro do limite do capital autorizado serão efetuadas mediante deliberação do Conselho de Administração, que fixará a quantidade de ações emitidas, o prazo de emissão e de condições de integralização e as demais formas e procedimentos referentes a cada emissão.

b) Dividendos

O lucro líquido do exercício, apurado em conformidade com os termos do artigo 191 da Lei no. 6.404, de 15 de dezembro de 1976, terá a seguinte destinação: (i) 5% (cinco por cento) para a constituição da reserva legal, que não excederá 20% (vinte por cento) do capital social, (ii) 37% (trinta e sete por cento) para a distribuição, como dividendos obrigatórios e (iii) o restante que não for apropriado à reserva estatutária de investimento e de capital de giro ou retido na forma prevista em orçamento de capital aprovado pela AGE será destinado como dividendo suplementar aos acionistas.

Em Assembléia Geral Ordinária e Extraordinária datada de 21 de março de 2005, foi aprovado o pagamento de R$ 16.118 de dividendos aos acionistas, pagos em 05 de abril de 2005.

c) Reserva estatutária de investimento e de capital de giro

A reserva estatutária de investimento e de capital de giro tem por finalidade assegurar investimentos em bens do ativo permanente e acréscimo do capital de giro, até mesmo mediante amortização de dívidas da Companhia, bem como a capitalização e o financiamento de sociedades controladas e coligadas. Será formada com parcela anual de no mínimo 10% (dez por cento) e no máximo de 58% (cinqüenta e oito por cento) do lucro líquido e terá como limite máximo o importe que não poderá exceder, em conjunto com a reserva legal, o valor do capital social.

d) Direito das ações

Cada ação ordinária escritural dará direito a um voto nas deliberações das assembléias gerais. As ações preferenciais não têm direito a voto, tendo como vantagem a prioridade no reembolso do capital, sem prêmio, na proporção de sua participação no capital social, em caso de eventual liquidação da Companhia.

As ações preferenciais terão participação nos lucros distribuídos 10% superiores aos atribuídos às ações ordinárias, bem como participação nos aumentos de capital decorrentes da capitalização das reservas e dos lucros, em igualdade de condições com as ordinárias.

9. Instrumentos financeiros

A Companhia e suas controladas, mediante uma política conservadora de instrumentos financeiros, administram sua exposição cambial para equalizar suas obrigações indexadas ao dólar, representadas, em 31 de março de 2005 e 31 de dezembro de 2004, substancialmente por operações de ACC e contas a pagar de fornecedores no exterior, com a equiparação do montante de ativos indexados em dólar e operações de "swap".

A empresa controlada Iochpe Holdings, LLC, possui dois "hedges" sem caixa contratados em 21 de janeiro de 2002, liquidados em 19 de abril de 2005, garantidos pela controladora, registrados como aplicação financeira no montante de R$ 77 (R$ 743 em 31 de dezembro de 2004).

Créditos e débitos com partes relacionadas referem-se, substancialmente, as operações comerciais normais entre as empresas, e não são decorrentes de repasses de financiamentos obtidos no mercado.

O valor contábil dos demais instrumentos financeiros ativos e passivos constantes das demonstrações financeiras em 31 de março de 2005, foi determinado de acordo com os critérios e as práticas contábeis divulgadas em notas explicativas específicas. A maioria desses instrumentos é de curto prazo e seus valores contábeis estão próximos de seus valores de mercado.

10. Resultado não operacional

	31/03/2005	31/03/2004
Ajuste em ativos de negócios decontinuados	(404)	(307)
Transferência de provisão para controlada Tecob	1.665	-
	1.261	(307)

04.01 - NOTAS EXPLICATIVAS

11. Prejuízos fiscais a compensar

Em 31 de março de 2005, a Companhia têm prejuízos fiscais e base negativa da contribuição social a compensar nos os seguintes valores:

a. Prejuízos fiscais	204.269
b. Base negativa de contribuição social	209.826

A compensação dos prejuízos fiscais e da base negativa da contribuição social está limitada à base de 30% dos lucros tributáveis anuais, sem prazo de prescrição.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

"VIDE COMENTÁRIO DO DESEMPENHO DA COMPANHIA CONSOLIDADO"

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR - INFORMAÇÕES TRIMESTRAIS Data-Base - 31/03/2005 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2005	4 - 31/12/2004
1	Ativo Total	674.219	631.212
1.01	Ativo Circulante	416.960	387.656
1.01.01	Disponibilidades	30.287	73.926
1.01.01.01	Caixa e bancos	29.200	31.466
1.01.01.02	Aplicações financeiras	1.087	42.460
1.01.02	Créditos	190.411	133.799
1.01.02.01	Clientes	180.713	122.538
1.01.02.02	Devedores por venda de ativos	246	4.693
1.01.02.03	Adiantamento a fornecedores	6.882	3.556
1.01.02.04	Outros	2.570	3.012
1.01.03	Estoques	160.479	149.353
1.01.04	Outros	35.783	30.578
1.01.04.01	Impostos a recuperar	26.648	18.779
1.01.04.02	Despesas antecipadas	1.654	1.679
1.01.04.03	Imposto de renda diferido	7.481	10.120
1.02	Ativo Realizável a Longo Prazo	74.495	67.308
1.02.01	Créditos Diversos	4.533	5.220
1.02.01.01	Clientes	4.533	5.220
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	69.962	62.088
1.02.03.02	Impostos a recuperar	24.466	16.755
1.02.03.03	Imposto de renda diferido	40.090	40.090
1.02.03.04	Depósitos compulsórios e judiciais	5.406	5.243
1.03	Ativo Permanente	182.764	176.248
1.03.01	Investimentos	265	265
1.03.01.01	Participações em Coligadas	180	180
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	85	85
1.03.02	Imobilizado	178.763	171.812
1.03.03	Diferido	3.736	4.171

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2005	4 - 31/12/2004
2	Passivo Total	674.219	631.212
2.01	Passivo Circulante	389.383	344.898
2.01.01	Empréstimos e Financiamentos	144.965	88.712
2.01.02	Debêntures	0	28.134
2.01.03	Fornecedores	73.969	68.305
2.01.04	Impostos, Taxas e Contribuições	23.601	13.268
2.01.05	Dividendos a Pagar	16.118	16.118
2.01.06	Provisões	48.441	45.791
2.01.06.01	Comissões	2.422	1.888
2.01.06.02	Salários e encargos sociais	25.403	25.931
2.01.06.03	Garantia e revisões	1.355	1.397
2.01.06.04	Contigências trabalhistas	3.491	4.550
2.01.06.05	Contigências fiscais	10.221	9.209
2.01.06.06	Outros	5.549	2.816
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	82.289	84.570
2.01.08.01	Revendedores e clientes	69.558	67.483
2.01.08.02	Parcelamento de impostos	1.045	670
2.01.08.03	Programa de Recuperação Fiscal - REFIS	8.293	11.107
2.01.08.05	Outras	3.393	5.310
2.02	Passivo Exigível a Longo Prazo	83.312	99.914
2.02.01	Empréstimos e Financiamentos	42.148	58.983
2.02.02	Debêntures	0	0
2.02.03	Provisões	36.918	38.032
2.02.03.01	Contigências fiscais	36.918	38.032
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	4.246	2.899
2.02.05.01	Parcelamento de impostos	3.220	1.902
2.02.05.02	Programa de recuperação fiscal - REFIS	155	153
2.02.05.03	Outros	871	844
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	176	167
2.05	Patrimônio Líquido	201.348	186.233
2.05.01	Capital Social Realizado	161.463	161.463
2.05.02	Reservas de Capital	0	0
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	24.770	24.770
2.05.04.01	Legal	2.044	2.044
2.05.04.02	Estatutária	22.726	22.726
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2005	4 -31/12/2004
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	15.115	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/03/2005	4 - 01/01/2005 a 31/03/2005	5 - 01/01/2004 a 31/03/2004	6 - 01/01/2004 a 31/03/2004
3.01	Receita Bruta de Vendas e/ou Serviços	421.080	421.080	240.800	240.800
3.02	Deduções da Receita Bruta	(68.501)	(68.501)	(27.928)	(27.928)
3.03	Receita Líquida de Vendas e/ou Serviços	352.579	352.579	212.872	212.872
3.04	Custo de Bens e/ou Serviços Vendidos	(281.082)	(281.082)	(174.195)	(174.195)
3.05	Resultado Bruto	71.497	71.497	38.677	38.677
3.06	Despesas/Receitas Operacionais	(38.947)	(38.947)	(29.024)	(29.024)
3.06.01	Com Vendas	(17.238)	(17.238)	(11.575)	(11.575)
3.06.02	Gerais e Administrativas	(12.202)	(12.202)	(9.770)	(9.770)
3.06.03	Financeiras	(8.700)	(8.700)	(8.597)	(8.597)
3.06.03.01	Receitas Financeiras	613	613	204	204
3.06.03.02	Despesas Financeiras	(9.313)	(9.313)	(8.801)	(8.801)
3.06.04	Outras Receitas Operacionais	0	0	918	918
3.06.05	Outras Despesas Operacionais	(807)	(807)	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	32.550	32.550	9.653	9.653
3.08	Resultado Não Operacional	(5.284)	(5.284)	(1.634)	(1.634)
3.08.01	Receitas	0	0	0	0
3.08.02	Despesas	(5.284)	(5.284)	(1.634)	(1.634)
3.09	Resultado Antes Tributação/Participações	27.266	27.266	8.019	8.019
3.10	Provisão para IR e Contribuição Social	(9.490)	(9.490)	(5.626)	(5.626)
3.11	IR Diferido	(2.639)	(2.639)	(318)	(318)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2005 a 31/03/2005	4 - 01/01/2005 a 31/03/2005	5 - 01/01/2004 a 31/03/2004	6 - 01/01/2004 a 31/03/2004
3.14	Participações Minoritárias	(22)	(22)	19	19
3.15	Lucro/Prejuízo do Período	15.115	15.115	2.094	2.094
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	53.232	53.232	2.661.615	2.661.615
	LUCRO POR AÇÃO	0,28395	0,28395	0,00079	0,00079
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

COMENTÁRIOS DO DESEMPENHO NO 1º TRIMESTRE DE 2005

No primeiro trimestre de 2005, a Iochpe-Maxion apresentou um lucro líquido de R$ 15,1 milhões, comparado a R$ 2,1 milhões no mesmo período de 2004. A venda líquida no trimestre atingiu R$ 352,6 milhões, um crescimento de 65,6%, enquanto que o lucro operacional (EBIT) chegou a R$ 41,3 milhões, um aumento de 126,0% e a geração de caixa bruta (EBITDA) atingiu R$ 47,7 milhões, um crescimento de 84,5%, sempre comparando o primeiro trimestre de 2005 com o mesmo período de 2004.

Mercado

O desempenho do mercado brasileiro de caminhões, ônibus, utilitários e de equipamentos ferroviários contribuiu fortemente para o crescimento da venda líquida consolidada. Entretanto, o melhor desempenho foi o das exportações, que superaram o crescimento do mercado local, muito embora ainda representando 17,7% da venda consolidada no primeiro trimestre de 2005. O impacto negativo ficou por conta do desempenho do setor de máquinas agrícolas.

Veículos e Máquinas Agrícolas

A produção brasileira de veículos e máquinas agrícolas apresentou o seguinte comportamento:

Segmento	em mil unidades, exceto variação		
	Primeiro Trimestre		
	2005	2004	Var.05/04 (%)
Automóveis	451,4	405,4	11,4%
Utilitários	78,4	68,2	14,9%
Caminhões	27,3	23,0	18,8%
Ônibus	8,2	6,0	37,1%
Total Veículos	565,4	502,6	12,5%
Máquinas Agrícolas	13,8	15,6	(11,6%)

Fonte: Anfavea

Vale ressaltar o forte crescimento das exportações de ônibus, utilitários e caminhões por parte das montadoras, com aumentos de 92,6%, 40,6% e 27,9%, respectivamente, nos volumes exportados no primeiro trimestre de 2005 sobre o mesmo período do ano anterior.

Equipamentos Ferroviários

O mercado brasileiro de equipamentos ferroviários voltou a crescer neste primeiro trimestre, apresentando o seguinte comportamento:

Segmento	Primeiro Trimestre		
	2005	2004	Var.05/04 (%)
Vagões de carga (unid.)	1.375	1.053	30,6%
Rodas Ferroviárias (unid.)*	9.009	6.535	37,9%
Fundidos Ferroviários (ton.)*	1.046	768	36,2%

*Mercado de reposição - não inclui rodas e fundidos utilizados na produção de vagões novos
Fonte: Estimativa Amsted Maxion

Exportação

No primeiro trimestre de 2005, as exportações da Iochpe-Maxion atingiram US$ 22,7 milhões, um crescimento em Dólares de 134,0% (122,1% em Reais) em relação ao mesmo período do ano anterior, com destaque para a Amsted-Maxion, por conta da exportação de fundidos de uso ferroviário e industrial.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Venda Líquida – R$ milhões

Empresas	Mercado	1ºTrim. 2005	1ºTrim. 2004	Var. 1ºT2005/ 1ºT2004 (%)
Maxion Sistemas Automotivos – Divisão Rodas e Chassis	Interno	178,3	101,6	75,5%
	Externo	32,6	22,8	43,0%
	Total	210,9	124,4	69,5%
Maxion Sistemas Automotivos – Divisão Comp. Automotivos	Interno	23,9	33,7	(29,1%)
	Externo	0,1	0,2	(50,0%)
	Total	24,0	33,9	(29,2%)
Amsted-Maxion Fund. E Equip. Ferroviários	Interno	176,0	99,1	77,6%
	Externo	59,5	10,2	483,3%
	Total	235,5	109,3	115,5%
(-) Ajustes de consolidação: 50% da Amsted-Maxion Fund. Equip. Ferrov.	Interno	(88,0)	(49,6)	
	Externo	(29,8)	(5,1)	
	Total	(117,8)	(54,7)	
Iochpe-Maxion – Consolidado	Interno	**290,2**	**184,8**	**57,0%**
	Externo	**62,4**	**28,1**	**122,1%**
	Total	**352,6**	**212,9**	**65,6%**

SUBSIDIÁRIA E "JOINT VENTURE"

A **Divisão Rodas e Chassis** da **Maxion Sistemas Automotivos** obteve neste primeiro trimestre um crescimento de 69,5% em sua venda líquida em relação ao mesmo período do ano anterior, por conta do aumento da produção nacional de ônibus, caminhões e utilitários e devido ao crescimento do valor de suas exportações. Neste primeiro trimestre de 2005, a Divisão firmou novos contratos de exportação de rodas rodoviárias, totalizando vendas anuais de cerca de R$ 3,8 milhões. No início do segundo trimestre foi fechado um novo contrato para o fornecimento a partir de 2006, de componentes estampados para o veículo Humvee da norte-americana AM General, no valor anual aproximado de R$ 19,8 Milhões.

A **Divisão Componentes Automotivos** da **Maxion Sistemas Automotivos** registrou neste primeiro trimestre uma redução de 29,2% em sua venda líquida em relação ao mesmo período do ano anterior, por conta da venda dos ativos relacionados ao negócio de levantadores de vidro que representava 49% da venda líquida da Divisão no primeiro trimestre de 2004.

A **Amsted-Maxion Fundição e Equipamentos Ferroviários** obteve neste primeiro trimestre um crescimento de 115,5% em sua venda líquida em relação ao mesmo período do ano anterior, por conta do forte crescimento do mercado nacional de equipamentos ferroviários e das exportações de fundidos. No início do segundo trimestre foi fechado um novo contrato para a venda de 436 vagões ferroviários para a MRS Logística S.A. Com este novo pedido, a carteira de vagões vendidos pela Amsted-Maxion alcança nesta data 7.369 unidades, sendo 5.993 para entrega em 2005 e 1.376 para entrega em 2006, totalizando uma venda de cerca de R$ 1,150 bilhão.

Resultados - Comentário Financeiro

Vendas Líquidas

As vendas líquidas consolidadas atingiram R$ 352,6 milhões no primeiro trimestre de 2005, um avanço de 65,6% em relação ao mesmo período do ano anterior. Este desempenho é resultado do expressivo aumento das exportações e do crescimento em todos os segmentos de atuação no mercado interno, com destaque para os mercados de equipamentos ferroviários, caminhões e ônibus.

Lucro Bruto

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

O lucro bruto chegou a R$ 71,5 milhões no primeiro trimestre de 2005, ou 20,3% das vendas líquidas (18,2% no primeiro trimestre de 2004). O crescimento da margem bruta deveu-se aos ganhos de escala por conta do crescimento dos volumes e ao faturamento de reajustes retroativos. Por outro lado, a margem foi afetada negativamente pela valorização do Real sobre as exportações e por novos aumentos das matérias primas ao longo do trimestre.

Despesas operacionais
As despesas operacionais no primeiro trimestre de 2005 atingiram R$ 30,2 milhões, ou 8,6% das vendas líquidas (9,6% no primeiro trimestre de 2004). O aumento do valor absoluto em relação ao mesmo período do ano anterior, deveu-se ao crescimento das despesas variáveis das vendas e ao aumento dos salários.

Despesas Financeiras Líquidas
As despesas financeiras líquidas atingiram R$ 8,7 milhões no primeiro trimestre de 2005 (R$ 8,6 milhões no mesmo período de 2004), por conta do aumento do endividamento líquido e parcialmente compensado pelo efeito da variação cambial (positiva em R$ 0,1 milhão neste primeiro trimestre e negativa em R$ 0,3 milhão no mesmo período de 2004).

Resultado Não Operacional
No primeiro trimestre de 2005, o resultado não operacional foi negativo em R$ 5,3 milhões (1,5% da venda líquida), contra um resultado negativo de R$ 1,6 milhão no mesmo período de 2004 (0,8% da venda líquida). Os principais componentes foram ajustes em ativos de negócios descontinuados.

Imposto de Renda e Contribuição Social
Imposto de Renda e Contribuição Social atingiram R$ 12,2 milhões neste trimestre (R$ 5,9 milhões no mesmo período de 2004), frente ao lucro antes do imposto de renda e da contribuição social de R$ 27,3 milhões (R$ 8,0 milhões no mesmo período de 2004). A alíquota efetiva atingiu 45% no primeiro trimestre de 2005, inferior aos 74% apresentados no mesmo período de 2004, em função da reestruturação societária implantada no terceiro trimestre de 2004.

Geração de Caixa Bruta (EBITDA)

Reconciliação EBITDA	em R$ milhões
Resultado Operacional após asDespesas Financeiras Líquidas	32,6
(+) Despesas Financeiras Líquidas	8,7
(+) Depreciação	5,9
(+) Amortização	0,5
(=) EBITDA	47,7

O EBITDA apresentou neste primeiro trimestre de 2005 um aumento de 84,5% em relação ao valor obtido no mesmo período do ano anterior, atingindo R$ 47,7 milhões. Como participação da venda líquida ficou em 13,5%, um desempenho superior aos 12,1% do primeiro trimestre de 2004 (os itens acima Lucro Bruto e Despesas Operacionais explicitam as razões deste aumento). O EBITDA dos últimos 12 meses, em Março de 2005, atingiu R$ 177,3 milhões, comparado a R$ 88,4 milhões em Março de 2004 e R$ 155,5 milhões em Dezembro de 2004.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Capital de Giro

No primeiro trimestre de 2005, o capital de giro aumentou em R$ 54,1 milhões, devido ao crescimento das vendas líquidas, resultando em importantes aumentos nas contas a receber e estoques.

Capital de Giro	**Em R$ milhões**
Aumento nas contas a receber	51,7
Aumento nos estoques	11,1
Aumento nas contas a pagar a fornecedores	(2,9)
Aumento nos impostos a recuperar	(3,5)
Outros ativos / passivos circulantes	(2,3)
Aumento no capital de giro	54,1

Investimentos

Ao longo do primeiro trimestre de 2005, os investimentos na ampliação da capacidade produtiva e na atualização e manutenção do parque industrial atingiram R$ 11,8 milhões (R$ 8,3 milhões no mesmo período de 2004).

Liquidez e Endividamento

A disponibilidade financeira bruta consolidada, ao final do primeiro trimestre de 2005, atingiu R$ 30,3 milhões registrados na totalidade no curto prazo. As aplicações financeiras em Dólares representavam cerca de 2% da disponibilidade total naquela data.

O endividamento bancário bruto consolidado atingiu ao final do primeiro trimestre de 2005, o montante de R$ 187,1 milhões, sendo R$ 145,0 milhões no curto prazo e R$ 42,1 milhões registrados no longo prazo. Os principais indexadores deste endividamento foram o CDI representando 50% do valor bruto total, seguido pelo Dólar com 28%, TJLP com 19% e IGPM com 3%. Consolidando todos os passivos e ativos denominados em Dólares, a exposição cambial líquida atingiu ao final do primeiro trimestre de 2005 uma posição passiva de US$ 10,9 milhões.

O endividamento bancário líquido consolidado atingiu R$ 157,8 milhões em Março de 2005 (R$ 142,8 milhões em Março de 2004 e R$ 101,9 em Dezembro de 2004). A relação entre este valor e o EBITDA dos últimos 12 meses ficou em 0,9x em Março de 2005, inferior a relação de 1,6x em Março de 2004 e superior à relação de 0,6x em Dezembro de 2004. A posição do endividamento bancário líquido consolidado em Março de 2005 foi favorecida em R$ 18 milhões, por conta do ingresso de antecipações relativas aos contratos de venda de vagões ferroviários para entrega em 2005 (favorecimento de R$ 3 milhões em Março de 2004 e de R$ 43 milhões em Dezembro de 2004).

Mercado de Capitais

Foram realizados 1.360 negócios com ações da Iochpe-Maxion na Bolsa de Valores de São Paulo (BOVESPA) durante o primeiro trimestre de 2005, atingindo o volume de 116,8 milhões de ações negociadas, ou um volume financeiro de R$ 34,6 milhões, representando um valor médio diário de R$ 557,6 mil.

As ações preferenciais encerraram o trimestre cotadas a R$ 319,8 por lote de mil ações, com valorização de 7,3% nos 3 primeiros meses de 2005, enquanto que as ações ordinárias tiveram alta de 12,2%, cotadas a R$ 275,00 por lote de mil ações, totalizando uma capitalização (market cap) de R$ 809,9 milhões. Em 31 de Março de 2005, o valor patrimonial da Iochpe-Maxion era de R$ 75,65 por lote de mil ações.

A Assembléia Geral Ordinária de Acionistas da Iochpe-Maxion, realizada em 21 de Março de 2005, determinou a distribuição de dividendos no valor de R$ 16,1 milhões, ou R$ 5,683938781 por lote de mil

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

ações ordinárias e R$ 6,252332659 por lote de mil ações preferenciais, a partir do dia 5 de Abril de 2005, representando um "yield" de 2,3% e 2,1%, respectivamente, com base nas cotações das ações ao final de 2004. A base de cálculo dos dividendos, de acordo com o Estatuto da empresa, corresponde a 37% do lucro líquido (descontado os eventuais prejuízos acumulados de exercícios anteriores), com adicional de 10% para as ações preferenciais. Ao final de 2003 a Iochpe-Maxion possuía prejuízos acumulados de R$ 9,9 milhões.

Na Assembléia Geral Extraordinária, realizada no mesmo dia 21 de Março de 2005, foi determinado o grupamento de ações na proporção de 50 ações para 1. As ações da Iochpe-Maxion são negociadas agrupadas desde o dia 25 de Abril de 2005, com cotação unitária e lote padrão de 100 ações. As frações resultantes do grupamento serão agrupadas e vendidas em leilão na Bovespa em 09 de Maio de 2005, sendo o valor resultante deste leilão creditado aos detentores das frações.

O site de relações com investidores da Iochpe-Maxion (www.iochpe-maxion.com.br) contém informações completas sobre a Companhia, incluindo, entre outros, o relatório anual de 2004, relatórios trimestrais, demonstrações financeiras, apresentações e notícias.

.01 - IDENTIFICAÇÃO

CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
193-2	IOCHPE-MAXION SA	61.156.113/0001-75

.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

TEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	IOCHPE HOLDINGS LLC	. . / -	FECHADA CONTROLADA	100,00	28,41
MPRESA COMERCIAL, INDUSTRIAL E OUTRAS		1		1	
02	MAXION COMPONENTES ESTRUTURAIS LTDA	01.599.435/0001-67	FECHADA CONTROLADA	99,99	79,54
MPRESA COMERCIAL, INDUSTRIAL E OUTRAS		117.598		117.598	
03	MAXION SISTEMAS AUTOMOTIVOS S.A.	00.736.859/0001-63	INVESTIDA DA CONTROLADA/COLIGADA	99,89	9,51
MPRESA COMERCIAL, INDUSTRIAL E OUTRAS		131.211		6.144.928	
04	AMSTED-MAXION FUNDIÇÃO EQUIP.FERROV.S.A.	01.599.436/0001-01	FECHADA CONTROLADA	50,00	9,62
MPRESA COMERCIAL, INDUSTRIAL E OUTRAS		2.710.015		2.710.015	

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Relatório dos auditores independentes sobre revisão especial

Ao
Conselho de Administração e aos Acionistas da
Iochpe Maxion S.A.
São Paulo - SP

Efetuamos uma revisão especial das Informações Trimestrais (ITRs) da Iochpe Maxion S.A. e dessa Companhia e suas controladas (informações consolidadas) referentes ao trimestre findo em 31 de março de 2005, compreendendo o balanço patrimonial, a demonstração do resultado, o relatório de desempenho e as informações relevantes, preparados de acordo com as práticas contábeis adotadas no Brasil e normas expedidas pela Comissão de Valores Mobiliários.

Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e suas controladas, quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia e suas controladas.

Com base em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas Informações Trimestrais acima referidas para que estas estejam de acordo com as práticas contábeis adotadas no Brasil e condizentes com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais obrigatórias. As Informações Trimestrais do período findo em 31 de março de 2004 foram revisadas por outros auditores independentes, que emitiram relatório de revisão especial sem ressalva em 23 de abril de 2004.

20 de abril de 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Roberto Vilela Resende
Contador CRC 1MG047618/O-5-T-SP

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

ÍNDICE

FILE No. 82-3722

ITR - QUARTERLY INFORMATION

Quarterly Report (Corporate law) 2005/2 07/28/2005 18:16

01 - Company Data

01.01 - Identification

CVM Code: 01193-2
Corporate Name: IOCHPE-MAXION SA
Corporate Taxpayer no.: 61.156.113/0001-75 **Corporate Enrollment no.:** 35300014022

01.02 - Headquarters

Complete Address: Rua Luigi Galvani, 146 - 13º andar

District: Brooklin Novo	**Zip Code:** 04575-020
City: São Paulo	**State:** SP
Area Code: 011	**Telephone no.:** 5508-3800
Telephone no.:	**Telephone no.:**
Telex:	**Area Code:** 011
Fax no.: 5506-7353	**Fax no.:**
Fax no.:	**Company's e-mail:** becker@iochpe.com.br

01.03 - Investor Relations Director (Address for Correspondence with the Company)

Director's Name: Oscar Antonio Fontoura Becker
Mailing Address: Rua Luigi Galvani, 146 - 13º andar

District: Brooklin Novo	**Zip Code:** 04575-020
City: São Paulo	**State:** SP
Area Code: 011	**Telephone no.:** 5508-3803
Telephone no.:	**Telephone no.:**
Telex:	**Area Code:** 011
Fax no.: 5506-7353	**Fax no.:**
Fax no.:	**Director's e-mail:** becker@iochpe.com.br

01.04 - ITR Reference

Current Fiscal Year		Current Quarter			Previous Quarter	
Beginning:	**End:**	**Number:**	**Beginning:**	**End:**	**Number:**	**Beginning:**	**End:**
01/01/2005	12/31/2005	2	04/01/2005	06/30/2005	1	01/01/2005	03/31/2005

01.05 - Composition of Capital Stock

Number of Shares (Thousand):	Current Quarter 06/30/2005:	Previous Quarter 03/31/2005:	Same Quarter of Previous Fiscal Year 06/30/2004:
Of Paid-in Capital			
Common Shares:	18,428	18,428	921,430
Preferred Shares:	34,804	34,804	1,740,185
Total:	53,232	53,232	2,661,615
Treasury Stock			
Common Shares:	0	0	0
Preferred Shares:	0	0	0
Total:	0	0	0

1.06 - Company Characteristics

Type of Company:	-
Status:	Operational
Nature of Stockholder Control:	National private-sector company
Business Code:	134 - Emp. Adm. Participações
Main Business:	Holding - Empresas de autopeças
Consolidation Type:	Total
Auditors' Report Type:	Without Reservation

01.07 - Companies Not Included in Consolidated Financial Statements

Item:	Corporate Taxpayer no.:	Corporate Name:

01.08 - Cash Pay-out Determined and/or Paid During and After the Quarter

Item:	Event:	Approval:	Pay-out:	Beginning of Payment:	Type of Share:	Amount of Pay-out per Share (R$):
	AGO	03/21/2005	Dividend	04/05/2005	ON	0.0056839388
	AGO	03/21/2005	Dividend	04/05/2005	PN	0.0062523327

01.09 - Capital Stock Subscribed and Alterations during Current Fiscal Year

Item:	Date of Alteration:	Amount of Capital Stock (x R$ 1000):	Amount of Alteration (x R$ 1000):	Source of Alteration:	Number of Shares Issued (Thousand):	Share Price on Issue (R$):

01.10 - Investor Relations Director

Date: 07/20/2005 **Signature:** Not available

02 - Balance Sheet

02.01 - Balance Sheet - Assets (x R$ 1000)

Account Code:	Account Description:	06/30/2005:	03/31/2005:
1	Total Assets	293,332	290,311
1.01	Current Assets	1,446	13,810
1.01.01	Cash	844	1,064
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	602	12,746
1.02	Long-term Assets	31,970	36,791
1.02.01	Sundry Credits	0	0
1.02.02	Credits with Related Parties	29,152	33,994
1.02.03	Others	2,818	2,797
1.03	Permanent Assets	259,916	239,710
1.03.01	Investments	259,515	239,305
1.03.02	PP&E	401	405
1.03.03	Deferred Items	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (x R$ 1000)

Account Code:	Account Description:	06/30/2005:	03/31/2005:
2	Total Liabilities and Stockholders' Equity	293,332	290,311
2.01	Current Liabilities	74,894	88,655
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, Charges and Contributions	69	74
2.01.05	Dividends Payable	76	16,118
2.01.06	Provisions	22,810	21,086
2.01.07	Debt with Related Parties	51,713	50,944
2.01.08	Others	226	433
2.02	Long-term Liabilities	308	308
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	308	308
2.02.04	Debt with Related Parties	0	0
2.02.05	Others	0	0
2.03	Deferred Income	0	0
2.05	Stockholders' Equity	218,130	201,348
2.05.01	Paid-up Capital	161,463	161,463
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0

2.05.04	Revenue Reserves	24,770	24,770
2.05.05	Retained Earnings/Losses	31,897	15,115

03 - Statement of Income

03.01 - Statement of Income (x R$ 1000)

Account Code:	Account Description:	04/01/2005 to 06/30/2005:	01/01/2005 to 06/30/2005:	04/01/2004 to 06/30/2004:	01/01/2004 to 06/30/2004:
3.01	Gross Sales Revenues	0	0	0	0
3.02	Deductions from Gross Revenue	0	0	0	0
3.03	Net Sales Revenues	0	0	0	0
3.04	Cost of Goods Sold and/or Services Rendered	0	0	0	0
3.05	Gross Income	0	0	0	0
3.06	Operating Expenses/Revenues	17,133	30,987	14,576	16,977
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(1,989)	(4,244)	(2,576)	(5,180)
3.06.03	Financial	(1,426)	(1,567)	4,659	4,197
3.06.04	Other Operating Revenues	0	0	23	846
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Income	20,548	36,798	12,470	17,114
3.07	Operating Result	17,133	30,987	14,576	16,977
3.08	Non-operating Result	(351)	910	(1,743)	(2,050)
3.09	Income before Taxes/Participations	16,782	31,897	12,833	14,927
3.10	Provision for Income Tax and Social Contribution	0	0	(385)	(385)
3.11	Deferred Income Tax	0	0	(170)	(170)
3.12	Profit Sharing/Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.15	Profit/Loss for the Period	16,782	31,897	12,278	14,372

03.02 - Earnings/Loss per Share

	Current Quarter 04/01/2005 to 06/30/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 06/30/2005:	Same Quarter of Previous Fiscal Year 04/01/2004 to 06/30/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 06/30/2004:
Number of Shares, Excl. Treasury (Thousand):	53,232.00	53,232.00	2,661,615.00	2,661,615.00
Earnings per Share (R$):	0.31526	0.59921	0.00461	0.00540
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

04 - Notes to Financial Statements (145920 Bytes) - in Portuguese

05 - Comments on Performance (19456 Bytes) - in Portuguese

06 - Consolidated Balance Sheet

06.01 - Consolidated Balance Sheet - Assets (x R$ 1000)

Account Code:	Account Description:	06/30/2005:	03/31/2005:
1	Total Assets	744,857	674,219
1.01	Current Assets	454,240	416,960
1.01.01	Cash	30,567	30,287
1.01.02	Credits	203,226	190,411
1.01.03	Inventories	182,150	160,479
1.01.04	Others	38,297	35,783

1.01.04	Others	38,297	35,783
1.02	Long-term Assets	80,303	74,495
1.02.01	Sundry Credits	4,021	4,533
1.02.02	Credits with Related Parties	0	0
1.02.03	Others	76,282	69,962
1.03	Permanent Assets	210,314	182,764
1.03.01	Investments	210	265
1.03.02	PP&E	206,675	178,763
1.03.03	Deferred Items	3,429	3,736

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (x R$ 1000)

Account Code:	Account Description:	06/30/2005:	03/31/2005:
2	Total Liabilities and Stockholders' Equity	744,857	674,219
2.01	Current Liabilities	383,133	389,383
2.01.01	Loans and Financing	120,427	144,965
2.01.02	Debentures	0	0
2.01.03	Suppliers	92,676	73,969
2.01.04	Taxes, Charges and Contributions	25,624	23,601
2.01.05	Dividends Payable	77	16,118
2.01.06	Provisions	59,382	48,441
2.01.07	Debt with Related Parties	0	0
2.01.08	Others	84,947	82,289
2.02	Long-term Liabilities	143,403	83,312
2.02.01	Loans and Financing	85,713	42,148
2.02.02	Debentures	0	0
2.02.03	Provisions	39,082	36,918
2.02.04	Debt with Related Parties	0	0
2.02.05	Others	18,608	4,246
2.03	Deferred Income	0	0
2.04	Minority Interests	191	176
2.05	Stockholders' Equity	218,130	201,348
2.05.01	Paid-up Capital	161,463	161,463
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.04	Revenue Reserves	24,770	24,770
2.05.05	Retained Earnings/Losses	31,897	15,115

07 - Consolidated Statement of Income

07.01 - Consolidated Statement of Income (x R$ 1000)

Account	Account Description:	Amount for Current	Amount Accumulated in	Amount for Same Quarter	Amount Accumulated in
3.01	Gross Sales Revenues	487,151	908,231	320,893	561,693
3.02	Deductions from Gross	(89,971)	(158,472)	(51,671)	(79,599)
3.03	Net Sales Revenues	397,180	749,759	269,222	482,094
3.04	Cost of Goods Sold and/or	(323,582)	(604,664)	(207,739)	(381,934)
3.05	Gross Income	73,598	145,095	61,483	100,160
3.06	Operating Expenses/Revenues	(40,120)	(79,067)	(38,625)	(67,649)
3.06.01	Selling	(19,122)	(36,360)	(13,783)	(25,358)
3.06.02	General and Administrative	(11,614)	(23,816)	(10,243)	(20,013)
3.06.03	Financial	(8,966)	(17,666)	(14,650)	(23,247)
3.06.04	Other Operating Revenues	0	0	51	969
3.06.05	Other Operating Expenses	(418)	(1,225)	0	0
3.06.06	Equity Income	0	0	0	0

3.06.06	Equity Income	0	0	0	0
3.07	Operating Result	33,478	66,028	22,858	32,511
3.08	Non-operating Result	(4,763)	(10,047)	(2,678)	(4,312)
3.09	Income before Taxes/Participations	28,715	55,981	20,180	28,199
3.10	Provision for Income Tax and Social Contribution	(11,005)	(20,495)	(4,900)	(10,526)
3.11	Deferred Income Tax	(910)	(3,549)	(3,073)	(3,391)
3.12	Profit Sharing/Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.14	Minority Interests	(18)	(40)	17	36
3.15	Profit/Loss for the Period	16,782	31,897	12,224	14,318

07.02 - Earnings/Loss per Share

	Current Quarter 04/01/2005 to 06/30/2005:	Amount Accumulated in Current Fiscal Year 01/01/2005 to 06/30/2005:	Amount for Same Quarter of Previous Fiscal Year 04/01/2004 to 06/30/2004:	Amount Accumulated in Previous Fiscal Year 01/01/2004 to 06/30/2004:
Number of Shares, Excl. Treasury (Thousand):		53,232.00	2,661,615.00	2,661,615.00
Earnings per Share (R$):	0.31526	0.59921	0.00461	0.00540
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

08 - Comments on Consolidated Performance (81408 Bytes) - in Portuguese

09 - Stakes in Subsidiaries/Affiliates

09.01 - Stakes in Subsidiaries/Affiliates

Item:	**Corporate Name of Subsidiary/Affiliate:**			**Corporate Taxpayer no.:**
Classification:	**% Stake in Capital of Subsidiary/Affiliate:**	**% of Investor's Net Equity:**		**Type of Company:**
Number of Shares Held in Current Quarter (Thousand):	**Number of Shares Held in Previous Quarter (Thousand):**	**Opening Date of Current Fiscal Year:**	**Closing Date of Current Fiscal Year:**	**Number of Current Quarter:**
Opening Date of Current Quarter:	**Closing Date of Current Quarter:**	**Number of Shares, Excl. Treasury, in Current Quarter (Thousand):**		**Number of Shares, Excl. Treasury, in Same Quarter of Previous Fiscal Year (Thousand):**
01	IOCHPE HOLDINGS LLC			
Unlisted subsidiary	100.00%	23.00%		Industrial, commercial and others
1	1	01/01/2005	12/31/2005	2
04/01/2005	06/30/2005	1		1
02	MAXION COMPONENTES ESTRUTURAIS LTDA			01.599.435/0001-67
Unlisted subsidiary	99.99%	80.00%		Industrial, commercial and others
117,598	117,598	01/01/2005	12/31/2005	2
04/01/2005	06/30/2005	117,598		117,598
03	MAXION SISTEMAS AUTOMOTIVOS S.A.			00.736.859/0001-63
Company in which subsidiary/affiliate has investment	99.90%	7.00%		Industrial, commercial and others
131,211	131,211	01/01/2005	12/31/2005	2
04/01/2005	06/30/2005	131,211		131,211
04	AMSTED-MAXION FUNDIÇÃO EQUIP.FERROV.S.A.			01.599.436/0001-01
Unlisted subsidiary	50.00%	50.00%		Industrial, commercial and others
2,710,015	2,710,015	01/01/2005	12/31/2005	2
04/01/2005	06/30/2005	2,710,015		2,710,015

10 - Debentures

10.01 - Characteristics of Public or Private Debenture Issue

11 - Orders/ Contracts Signed (x R$ 1000)

11.01 - Orders/ Contracts Signed (x R$ 1000)

12 - Comments on Behavior of Corporate Projections (file not disclosed)

13 - Corporate Projections (file not disclosed)

14 - Pre-Operating Stage

14.01 - Pre-Operating Stage

Item:	Description:	Estimated:	Accomplished:
1	% Works	0	
2	Total Investments (x R$ 1000)	0	
3	% Total Investments	0	
4	% Amount Invested using Own Funds	0	
5	% Amount Invested with Third-party Funds	0	

15 - Investment Projects (file not disclosed)

16 - Additional Information (file not disclosed)

17 - Report on Special Review (20992 Bytes) - in Portuguese

18 - Data on Subsidiary/Affiliate

01-IOCHPE HOLDINGS LLC

18.01.01 - Income Statement of Subsidiaries/Associated Companies

Code:	Description:	04/01/2005 to 06/30/2005:	01/01/2005 to 06/30/2005:	04/01/2004 to 06/30/2004:	01/01/2004 to 06/30/2004:

18.01.02 - Earnings or Loss per Share

	Current Quarter 04/01/2005 to 06/30/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 06/30/2005:	Same Quarter of Previous Fiscal Year 04/01/2004 to 06/30/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 06/30/2004:
Number of Shares, Excl. Treasury (Thousand):	1	1	1	1
Earnings per Share (R$):	0.00000	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

18.02 - Comments on Performance of Subsidiary/Affiliate (file not disclosed)

02-MAXION COMPONENTES ESTRUTURAIS LTDA

18.01.01 - Income Statement of Subsidiaries/Associated Companies

Code:	Description:	04/01/2005 to 06/30/2005:	01/01/2005 to 06/30/2005:	04/01/2004 to 06/30/2004:	01/01/2004 to 06/30/2004:

18.01.02 - Earnings or Loss per Share

	Current Quarter 04/01/2005 to 06/30/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 06/30/2005:	Same Quarter of Previous Fiscal Year 04/01/2004 to 06/30/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 06/30/2004:
Number of Shares, Excl. Treasury (Thousand):	117,598	117,598	117,598	117,598
Earnings per Share (R$):	0.00000	0.00000	0.00000	0.00000
Loss per Share	0.00000	0.00000	0.00000	0.00000

(R$):

18.02 - Comments on Performance of Subsidiary/Affiliate (file not disclosed)

03-MAXION SISTEMAS AUTOMOTIVOS S.A.

18.01.01 - Income Statement of Subsidiaries/Associated Companies

Code: Description: 04/01/2005 to 06/30/2005: 01/01/2005 to 06/30/2005: 04/01/2004 to 06/30/2004: 01/01/2004 to 06/30/2004:

18.01.02 - Earnings or Loss per Share

	Current Quarter 04/01/2005 to 06/30/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 06/30/2005:	Same Quarter of Previous Fiscal Year 04/01/2004 to 06/30/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 06/30/2004:
Number of Shares, Excl. Treasury (Thousand):	131,211	131,211	131,211	131,211
Earnings per Share (R$):	0.00000	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

18.02 - Comments on Performance of Subsidiary/Affiliate (file not disclosed)

04-AMSTED-MAXION FUNDIÇÃO EQUIP.FERROV.S.A.

18.01.01 - Income Statement of Subsidiaries/Associated Companies

Code: Description: 04/01/2005 to 06/30/2005: 01/01/2005 to 06/30/2005: 04/01/2004 to 06/30/2004: 01/01/2004 to 06/30/2004:

18.01.02 - Earnings or Loss per Share

	Current Quarter 04/01/2005 to 06/30/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 06/30/2005:	Same Quarter of Previous Fiscal Year 04/01/2004 to 06/30/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 06/30/2004:
Number of Shares, Excl. Treasury (Thousand):	2,710,015	2,710,015	2,710,015	2,710,015
Earnings per Share (R$):	0.00000	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

18.02 - Comments on Performance of Subsidiary/Affiliate (file not disclosed)

19 - Description of Altered Information (file not disclosed)

KPMG

Iochpe Maxion S.A.

Relatório dos auditores independentes sobre revisão especial das Informações Trimestrais (ITR)

Trimestre findo em 30 de junho de 2005

KPMG

KPMG Auditores Independentes
Rua Dr. Renato Paes de Barros, 33
04530-904 São Paulo, SP - Brasil
Caixa Postal 2467
01060-970 São Paulo, SP - Brasil

Central Tel 55 (11) 3067-3000
Fax Nacional 55 (11) 3079-3752
Internacional 55 (11) 3079-2916
Internet www.kpmg.com.br

Relatório dos auditores independentes sobre revisão especial

Ao
Conselho de Administração e aos Acionistas da
Iochpe Maxion S.A.
São Paulo - SP

Efetuamos uma revisão especial das Informações Trimestrais (ITR) da Iochpe Maxion S.A. e dessa Companhia e suas controladas (informações consolidadas) referentes ao trimestre findo em 30 de junho de 2005, compreendendo o balanço patrimonial, a demonstração do resultado, o relatório de desempenho e as informações relevantes, preparados de acordo com as práticas contábeis adotadas no Brasil e normas expedidas pela Comissão de Valores Mobiliários.

Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e suas controladas, quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia e suas controladas.

Com base em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas Informações Trimestrais acima referidas para que estas estejam de acordo com as práticas contábeis adotadas no Brasil e condizentes com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais obrigatórias.

20 de julho de 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Roberto Vilela Resende
Contador CRC 1MG047618/O-5-T-SP

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75
4 - NIRE		
35300014022		

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
Rua Luigi Galvani, 146 - 13° andar	Brooklin Novo

3 - CEP	4 - MUNICÍPIO	5 - UF
04575-020	São Paulo	SP

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	5508-3800	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	5506-7353	-	-	

15 - E-MAIL
becker@iochpe.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME	
Oscar Antonio Fontoura Becker	
2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
Rua Luigi Galvani, 146 - 13° andar	Brooklin Novo

4 - CEP	5 - MUNICÍPIO	6 - UF
04575-020	São Paulo	SP

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	5508-3803	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
011	5506-7353	-	-	

16 - E-MAIL
becker@iochpe.com.br

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2005	31/12/2005	2	01/04/2005	30/06/2005	1	01/01/2005	31/03/2005

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
KPMG Auditores Independentes	00418-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Roberto Vilela Resende	298.115.546-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2005	2 - TRIMESTRE ANTERIOR 31/03/2005	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2004
Do Capital Integralizado			
1 - Ordinárias	18.428	18.428	921.430
2 - Preferenciais	34.804	34.804	1.740.185
3 - Total	53.232	53.232	2.661.615
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 134 - Emp. Adm. Participações
5 - ATIVIDADE PRINCIPAL Holding - Empresas de autopeças
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO	21/03/2005	Dividendo	05/04/2005	ON	0,0056839388
02	AGO	21/03/2005	Dividendo	05/04/2005	PN	0,0062523327

DENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
:	IOCHPE-MAXION SA	61.156.113/0001-75

CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

! - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

DIRETOR DE RELAÇÕES COM INVESTIDORES

	2 - ASSINATURA
2005	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2005	4 - 31/03/2005
1	Ativo Total	293.332	290.311
1.01	Ativo Circulante	1.446	13.810
1.01.01	Disponibilidades	844	1.064
1.01.01.01	Caixa e Bancos	698	134
1.01.01.02	Aplicações Financeiras	146	930
1.01.02	Créditos	0	0
1.01.03	Estoques	0	0
1.01.04	Outros	602	12.746
1.01.04.01	Dividendos e JRS capital proprio a rec	121	12.406
1.01.04.02	IR e CSLL a recuperar	129	64
1.01.04.03	Outros	352	276
1.02	Ativo Realizável a Longo Prazo	31.970	36.791
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	29.152	33.994
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	29.152	33.994
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	2.818	2.797
1.02.03.01	Depósitos compulsórios/Judiciais	1.871	1.864
1.02.03.02	Impostos a recuperar	947	933
1.03	Ativo Permanente	259.916	239.710
1.03.01	Investimentos	259.515	239.305
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	259.430	239.220
1.03.01.03	Outros Investimentos	85	85
1.03.02	Imobilizado	401	405
1.03.03	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2005	4 - 31/03/2005
2	Passivo Total	293.332	290.311
2.01	Passivo Circulante	74.894	88.655
2.01.01	Empréstimos e Financiamentos	0	0
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	0	0
2.01.04	Impostos, Taxas e Contribuições	69	74
2.01.05	Dividendos a Pagar	76	16.118
2.01.06	Provisões	22.810	21.086
2.01.06.01	Salários e encargos sociais	422	358
2.01.06.02	Contigências trabalhistas	450	300
2.01.06.03	Contigências fiscais	9.322	8.773
2.01.06.04	Passivo a descoberto	11.521	10.592
2.01.06.05	Outras	1.095	1.063
2.01.07	Dívidas com Pessoas Ligadas	51.713	50.944
2.01.08	Outros	226	433
2.02	Passivo Exigível a Longo Prazo	308	308
2.02.01	Empréstimos e Financiamentos	0	0
2.02.02	Debêntures	0	0
2.02.03	Provisões	308	308
2.02.03.01	Contigências fiscais	308	308
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	0	0
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	218.130	201.348
2.05.01	Capital Social Realizado	161.463	161.463
2.05.02	Reservas de Capital	0	0
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	24.770	24.770
2.05.04.01	Legal	2.044	2.044
2.05.04.02	Estatutária	22.726	22.726
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuidos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	31.897	15.115

)ENTIFICAÇÃO

CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	IOCHPE-MAXION SA	61.156.113/0001-75

)EMONSTRAÇÃO DO RESULTADO (Reais Mil)

)	2 - DESCRIÇÃO	3 - 01/04/2005 a 30/06/2005	4 - 01/01/2005 a 30/06/2005	5 - 01/04/2004 a 30/06/2004	6 - 01/01/2004 a 30/06/2004
	Receita Bruta de Vendas e/ou Serviços	0	0	0	0
	Deduções da Receita Bruta	0	0	0	0
	Receita Líquida de Vendas e/ou Serviços	0	0	0	0
	Custo de Bens e/ou Serviços Vendidos	0	0	0	0
	Resultado Bruto	0	0	0	0
	Despesas/Receitas Operacionais	17.133	30.987	14.576	16.977
	Com Vendas	0	0	0	0
	Gerais e Administrativas	(1.989)	(4.244)	(2.576)	(5.180)
	Financeiras	(1.426)	(1.567)	4.659	4.197
01	Receitas Financeiras	655	1.870	7.057	9.876
02	Despesas Financeiras	(2.081)	(3.437)	(2.398)	(5.679)
	Outras Receitas Operacionais	0	0	23	846
	Outras Despesas Operacionais	0	0	0	0
	Resultado da Equivalência Patrimonial	20.548	36.798	12.470	17.114
	Resultado Operacional	17.133	30.987	14.576	16.977
	Resultado Não Operacional	(351)	910	(1.743)	(2.050)
	Receitas	0	1.665	0	0
	Despesas	(351)	(755)	(1.743)	0
	Resultado Antes Tributação/Participações	16.782	31.897	12.833	14.927
	Provisão para IR e Contribuição Social	0	0	(385)	(385)
	IR Diferido	0	0	(170)	(170)
	Participações/Contribuições Estatutárias	0	0	0	0
	Participações	0	0	0	0
	Contribuições	0	0	0	0
	Reversão dos Juros sobre Capital Próprio	0	0	0	0

ENTIFICAÇÃO

CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	IOCHPE-MAXION SA	61.156.113/0001-75

EMONSTRAÇÃO DO RESULTADO (Reais Mil)

	2 - DESCRIÇÃO	3 - 01/04/2005 a 30/06/2005	4 - 01/01/2005 a 30/06/2005	5 - 01/04/2004 a 30/06/2004	6 - 01/01/2004 a 30/06/2004
	Lucro/Prejuízo do Período	16.782	31.897	12.278	14.372
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	53.232	53.232	2.661.615	2.661.615
	LUCRO POR AÇÃO	0,31526	0,59921	0,00461	0,00540
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

OS VALORES MENCIONADOS NAS NOTAS EXPLICATIVAS ESTÃO EXPRESSOS EM MILHARES DE REAIS

1. Contexto operacional

A Companhia, com sede em São Paulo, tem por objetivo principal a participação em empresas que atuam na industrialização e comercialização de componentes para veículos rodoviários, ferroviários, fundição e peças de reposição.

As empresas controladas operam nos seguintes setores: a Maxion Sistemas Automotivos Ltda. (Divisão de Rodas e Chassis - Cruzeiro - SP), fabricação e comercialização de chassis completos, travessas e rodas pesadas; (Divisão de Componentes Automotivos - Contagem -MG), fabricação e comercialização de alavancas de freio, conjunto de pedais, macacos e outros componentes automotivos; e a Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., fabricação e comercialização de rodas e vagões ferroviários de carga e componentes ferroviários e fundidos industriais (Cruzeiro – SP, com filiais localizadas em Hortolândia – SP e Osasco - SP).

2. Apresentação das informações trimestrais

As informações trimestrais foram elaboradas com base nas práticas contábeis emanadas da legislação societária e normas da Comissão de Valores Mobiliários – CVM.

Resumo das principais práticas contábeis

a. Apuração do resultado

O resultado das operações é apurado em conformidade com o regime contábil de competência de exercício.

b. Estimativas contábeis

A elaboração de demonstrações financeiras de acordo com as práticas contábeis adotadas no Brasil requer que a Administração use de julgamento na determinação e registro de estimativas contábeis. Ativos e passivos significativos sujeitos a essas estimativas e premissas incluem o valor residual do ativo imobilizado, provisão para contingências e valorização de instrumentos financeiros. A liquidação das transações envolvendo essas estimativas poderá resultar em valores diferentes dos estimados, devido a imprecisões inerentes ao processo de sua determinação. A Companhia revisa as estimativas e premissas pelo menos trimestralmente.

c. Moeda estrangeira

Os ativos monetários denominados em moedas estrangeiras foram convertidos para reais pela taxa de câmbio da data de fechamento das informações trimestrais. As diferenças decorrentes de conversão de moeda foram reconhecidas no resultado das informações trimestrais. Para a empresa controlada no exterior, os seus ativos e passivos não monetários, que são apresentados ao custo histórico, foram convertidos para reais pela taxa de câmbio no fechamento das informações trimestrais.

d. Ativos circulante e realizável a longo prazo

- **Aplicações financeiras**

  As aplicações financeiras estão avaliadas ao custo, acrescido dos rendimentos auferidos até a data das informações trimestrais.

- **Demais ativos circulante e realizável a longo prazo**

  São apresentados pelo valor líquido de realização.

e. Permanente

- **Investimentos**

  Os investimentos em empresas controladas estão avaliados pelo método de equivalência patrimonial. Os demais investimentos permanentes são avaliados ao custo de aquisição deduzido de provisão para desvalorização, quando aplicável.

- **Imobilizado**

  Registrado ao custo de aquisição, formação ou construção. A depreciação é calculada pelo método linear a taxas que levam em consideração o tempo de vida útil econômica estimado dos bens.

f. Passivos circulante e exigível a longo prazo

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e/ou cambiais incorridas até a data das informações trimestrais.

g. Provisões

Uma provisão é reconhecida no balanço quando a Companhia possui uma obrigação legal ou constituída como resultado de um evento passado, e é provável que um recurso econômico seja requerido para saldar a obrigação. As provisões são registradas tendo como base as melhores

estimativas do risco envolvido.

3. Principais procedimentos de consolidação

a. Eliminação dos saldos das contas de ativos e passivos entre as empresas consolidadas;

b. Eliminação das participações no capital, reservas e resultados acumulados das empresas controladas;

c. Eliminação dos saldos de receitas e despesas, bem como de lucros não realizados, decorrentes de negócios entre as empresas consolidadas;

d. Destaque do valor da participação dos acionistas minoritários nas demonstrações financeiras consolidadas.

As informações trimestrais consolidadas em 30 de junho de 2005 e 31 de março de 2005 foram preparadas de acordo com os princípios de consolidação previstos na legislação societária e nas instruções da Comissão de Valores Mobiliários – CVM e abrangem as demonstrações financeiras da Iochpe-Maxion S.A. e suas controladas, a seguir relacionadas:

	Participação direta - %	Participação indireta - %
	2005	**2005**
Maxion Componentes Estruturais Ltda.	99,99	-
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50,00	-
Maxion Sistemas Automotivos Ltda. (1)	6,17	93,72
Tecob Cobranças, Representações e Comércio Ltda.	99,99	-
Iochpe Holdings, LLC	100,00	-
Maxion Structural Components USA, Inc.(2)	-	100,00
Newbridge Strategic Partners	100,00	-

(1) Controlada pela Maxion Componentes Estruturais Ltda.
(2) Controlada pela Iochpe Holdings, LLC.

De acordo com o disposto na Instrução CVM nº 247/96, está sendo efetuada e apresentada a consolidação proporcional das demonstrações financeiras da controlada em conjunto Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., em virtude de sua participação societária de 50%. Os principais grupos de contas ativos e passivos e de resultado da referida empresa estão apresentados como segue:

04.01 - NOTAS EXPLICATIVAS

	Amsted-Maxion Fundição e Equipamentos Ferroviário S.A.		
	30/06/2005	31/03/2005	30/06/2004
No balanço patrimonial			
Ativo circulante	298.358	261.003	138.226
Realizável a longo prazo	63.614	50.439	13.922
Ativo permanente	114.318	67.656	51.321
Total do ativo	476.290	379.098	203.469
Passivo circulante	304.849	287.128	119.211
Exigível a longo prazo	123.783	53.213	34.638
Patrimônio líquido	47.658	38.757	49.620
Total do passivo e patrimônio líquido	476.290	379.098	203.469
Na demonstração do resultado			
Receita líquida de vendas	543.654	235.520	274.430
Custos dos produtos vendidos	(471.024)	(209.854)	(228.215)
Lucro Bruto	72.540	25.666	46.215
Despesas operacionais, líquidas	(51.809)	(22.381)	(22.994)
Despesas não operacionais, líquidas	(188)	(81)	(26)
Imposto de renda e contribuição social	(7.002)	(1.095)	(8.698)
Lucro líquido do período	13.541	2.109	14.497

4. Investimentos em controladas

Informações sobre controladas

Empresas	Participação %	Saldo dos Investimentos 31/03/2005	Resultado da Equivalência Patrimonial 30/06/2005	Saldo dos Investimentos 30/06/2005
Maxion Sistemas Automotivos Ltda.	6,17	10.542	913	11.455
Maxion Componentes Estruturais Ltda.	99,99	160.173	13.867	174.040
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.(1)	50,00	19.378	5.718	23.829
Iochpe Holdings, LLC	100,00	49.127	979	50.106
		239.220	21.477	259.430
Provisão passivo à descoberto				
Tecob Cobranças, Representações e Comércio Ltda.		(10.592)	(929)	(11.521)
			20.548	

1) Durante o 2° trimestre de 2005, a controlada em conjunto Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., antecipou dividendos no valor de R$ 2.532. Os efeitos na companhia correspondem a 50% desses valores considerando o controle em conjunto.

5. Partes relacionadas

	Ativo	Passivo	Prazo	Encargos	Garantias
Maxion Structural Components USA, Inc.	7.145	-	29.07.2005	VC + 1,41% a.a.	Não
Iochpe Holdings, LLC	-	51.713	30.06.2006	6% a.a.	Não
Tecob Cobranças, Repres.e Com.Ltda.	17.576	-	Sem prazo	-	Não
Maxion Sistemas Automotivos Ltda.	4.431	-	31.12.2006	19,56% a.a.	Não
Saldo em 30 de junho de 2005	29.152	51.713			
Saldo em 31 de março de 2005	33.994	50.944			

04.01 - NOTAS EXPLICATIVAS

As transações relativas às operações com partes relacionadas, foram realizadas em condições usuais de mercado.

Em 30 de junho, a Companhia apresentava os montantes de garantias representadas por avais e fianças relacionadas com empréstimos, financiamentos e adiantamento de clientes.

	Avais Concedidos	Garantia Refis
Maxion Sistemas Automotivos Ltda.	123.531	16.017
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	88.916	-
Saldo em 30 de junho de 2005	212.447	16.017
Saldo em 31 de março de 2005	183.030	16.017

6. Provisão para contingências

A Companhia discute em juízo, processos tributários e trabalhistas, para os quais foram constituídas provisões em montantes considerados suficientes para cobrir perdas potenciais, conforme demonstradas a seguir:

	30/06/2005	**31/03/2005**
Trabalhista	450	300
Tributárias		
Federal	9.569	9.020
Estadual	61	61
	10.080	9.381
Passivo circulante	(9.772)	(9.073)
No exigível a longo prazo	308	308

As contingências tributárias federais referem-se, principalmente, as discussões judiciais relativas a base de cálculo do PIS/Cofins (Lei nº 9.718/98).

7. Patrimônio líquido

a) Capital social

Conforme a Assembléia Geral Ordinária e Extraordinária de 21 de março de 2005, foi aprovado o grupamento das ações da Companhia, de que trata o art. 12 da Lei 6.404, de 15 de dezembro de 1976, atribuindo-se uma nova ação em substituição a cada grupo de 50 ações.

Em decorrência do grupamento ora autorizado, o artigo 5° e o caput do artigo 6° do Estatuto Social da Companhia passou a ter a seguinte redação:

"Art. 5° - O capital social passou a ser representado por 53.232.304 ações, sendo 18.428.597 ações ordinárias e 34.803.707 ações preferenciais, sem valor nominal."

"Art. 6° - A Companhia tem autorização para aumentar o capital social, independentemente de reforma estatutária, até o limite de mais 6.000.000 ações, sendo 2.000.000 ordinárias e 4.000.000 preferenciais."

As emissões dentro do limite do capital autorizado serão efetuadas mediante deliberação do Conselho de Administração, que fixará a quantidade de ações emitidas, o prazo de emissão e de condições de integralização e as demais formas e procedimentos referentes a cada emissão.

b) Dividendos

O lucro líquido do exercício, apurado em conformidade com os termos do artigo 191 da Lei no. 6.404, de 15 de dezembro de 1976, terá a seguinte destinação: (i) 5% (cinco por cento) para a constituição da reserva legal, que não excederá 20% (vinte por cento) do capital social, (ii) 37% (trinta e sete por cento) para a distribuição, como dividendos obrigatórios e (iii) o restante que não for apropriado à reserva estatutária de investimento e de capital de giro ou retido na forma prevista em orçamento de capital aprovado pela AGE será destinado como dividendo suplementar aos acionistas.

Em Assembléia Geral Ordinária e Extraordinária datada de 21 de março de 2005, foi aprovado o pagamento de R$ 16.118 de dividendos aos acionistas, pagos em 05 de abril de 2005.

c) Reserva estatutária de investimento e de capital de giro

A reserva estatutária de investimento e de capital de giro tem por finalidade assegurar investimentos em bens do ativo permanente e acréscimo do capital de giro, até mesmo mediante amortização de dívidas da Companhia, bem como a capitalização e o financiamento de sociedades controladas e coligadas. Será formada com parcela anual de no mínimo 10% (dez por cento) e no máximo de 58% (cinqüenta e oito por cento) do lucro líquido e terá como limite máximo o importe que não poderá exceder, em conjunto com a reserva legal, o valor do capital social.

d) Direito das ações

Cada ação ordinária escritural dará direito a um voto nas deliberações das assembléias gerais. As ações preferenciais não têm direito a voto, tendo como vantagem a prioridade no reembolso do capital, sem prêmio, na proporção de sua participação no capital social, em caso de eventual liquidação da Companhia.

As ações preferenciais terão participação nos lucros distribuídos 10% superiores aos atribuídos às ações ordinárias, bem como participação nos aumentos de capital decorrentes da capitalização das reservas e dos lucros, em igualdade de condições com as ordinárias.

8. Instrumentos financeiros

A Companhia e suas controladas, mediante uma política conservadora de instrumentos financeiros, administram sua exposição cambial para equalizar suas obrigações indexadas ao dólar, representadas, em 30 de junho de 2005 e 31 de março de 2005, substancialmente por operações de ACC e contas a pagar de fornecedores no exterior, com a equiparação do montante de ativos indexados em dólar.

A empresa controlada Iochpe Holdings, LLC, liquidou em 19 de abril de 2005, dois "hedges" sem caixa registrados como aplicação financeira (R$ 77 em 31 de março de 2005).

Créditos e débitos com partes relacionadas referem-se, substancialmente, as operações comerciais normais entre as empresas, e não são decorrentes de repasses de financiamentos obtidos no mercado.

O valor contábil dos demais instrumentos financeiros ativos e passivos constantes das informações trimestrais em 30 de junho de 2005, foi determinado de acordo com os critérios e as práticas contábeis divulgadas em notas explicativas específicas. A maioria desses instrumentos é de curto prazo e seus valores contábeis estão próximos de seus valores de mercado.

9. Resultado não operacional

	30/06/2005	30/06/2004
Ajuste em ativos de negócios decontinuados	(755)	(1.800)
Transferência de provisão para controlada Tecob	1.665	-
Outros	-	(250)
	910	(2.050)

10. Prejuízos fiscais e base negativa da contribuição social a compensar

Em 30 de junho de 2005, a Companhia têm prejuízos fiscais e base negativa da contribuição social a compensar nos seguintes valores:

04.01 - NOTAS EXPLICATIVAS

a. Prejuízos fiscais	207.253
b. Base negativa de contribuição social	219.663

A compensação dos prejuízos fiscais e da base negativa da contribuição social está limitada à base de 30% dos lucros tributáveis anuais, sem prazo de prescrição.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

"VIDE COMENTÁRIO DO DESEMPENHO DA COMPANHIA CONSOLIDADO"

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2005	4 - 31/03/2005
1	Ativo Total	744.857	674.219
1.01	Ativo Circulante	454.240	416.960
1.01.01	Disponibilidades	30.567	30.287
1.01.01.01	Caixa e bancos	28.947	29.200
1.01.01.02	Aplicações financeiras	1.620	1.087
1.01.02	Créditos	203.226	190.411
1.01.02.01	Clientes	193.015	180.713
1.01.02.02	Devedores por venda de ativos	246	246
1.01.02.03	Adiantamento a fornecedores	7.582	6.882
1.01.02.04	Outros	2.383	2.570
1.01.03	Estoques	182.150	160.479
1.01.04	Outros	38.297	35.783
1.01.04.01	Impostos a recuperar	30.754	26.648
1.01.04.02	Despesas antecipadas	972	1.654
1.01.04.03	Imposto de renda diferido	6.571	7.481
1.02	Ativo Realizável a Longo Prazo	80.303	74.495
1.02.01	Créditos Diversos	4.021	4.533
1.02.01.01	Clientes	4.021	4.533
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	76.282	69.962
1.02.03.02	Impostos a recuperar	29.734	24.466
1.02.03.03	Imposto de renda diferido	40.090	40.090
1.02.03.04	Depósitos compulsórios e judiciais	6.458	5.406
1.03	Ativo Permanente	210.314	182.764
1.03.01	Investimentos	210	265
1.03.01.01	Participações em Coligadas	125	180
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	85	85
1.03.02	Imobilizado	206.675	178.763
1.03.03	Diferido	3.429	3.736

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2005	4 - 31/03/2005
2	Passivo Total	744.857	674.219
2.01	Passivo Circulante	383.133	389.383
2.01.01	Empréstimos e Financiamentos	120.427	144.965
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	92.676	73.969
2.01.04	Impostos, Taxas e Contribuições	25.624	23.601
2.01.05	Dividendos a Pagar	77	16.118
2.01.06	Provisões	59.382	48.441
2.01.06.01	Comissões	2.796	2.422
2.01.06.02	Salários e encargos sociais	32.054	25.403
2.01.06.03	Garantia e revisões	1.298	1.355
2.01.06.04	Contigências trabalhistas	3.608	3.491
2.01.06.05	Contigências fiscais	10.770	10.221
2.01.06.06	Outros	8.856	5.549
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	84.947	82.289
2.01.08.01	Revendedores e clientes	67.478	69.558
2.01.08.02	Parcelamento de impostos	1.003	1.045
2.01.08.03	Programa de Recuperação Fiscal - REFIS	4.926	8.293
2.01.08.04	Credores por aquisição de ativos	3.746	0
2.01.08.05	Outras	7.794	3.393
2.02	Passivo Exigível a Longo Prazo	143.403	83.312
2.02.01	Empréstimos e Financiamentos	85.713	42.148
2.02.02	Debêntures	0	0
2.02.03	Provisões	39.082	36.918
2.02.03.01	Contigências fiscais	39.082	36.918
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	18.608	4.246
2.02.05.01	Parcelamento de impostos	3.093	3.220
2.02.05.02	Programa de recuperação fiscal - REFIS	148	155
2.02.05.03	Credores por aquisição de ativos	14.411	0
2.02.05.04	Outros	956	871
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	191	176
2.05	Patrimônio Líquido	218.130	201.348
2.05.01	Capital Social Realizado	161.463	161.463
2.05.02	Reservas de Capital	0	0
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	24.770	24.770
2.05.04.01	Legal	2.044	2.044
2.05.04.02	Estatutária	22.726	22.726
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2005	4 -31/03/2005
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuizos Acumulados	31.897	15.115

TIFICAÇÃO

1	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	IOCHPE-MAXION SA	61.156.113/0001-75

ONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

	2 - DESCRIÇÃO	3 - 01/04/2005 a 30/06/2005	4 - 01/01/2005 a 30/06/2005	5 - 01/04/2004 a 30/06/2004	6 - 01/01/2004 a 30/06/2004
	Receita Bruta de Vendas e/ou Serviços	487.151	908.231	320.893	561.693
	Deduções da Receita Bruta	(89.971)	(158.472)	(51.671)	(79.599)
	Receita Líquida de Vendas e/ou Serviços	397.180	749.759	269.222	482.094
	Custo de Bens e/ou Serviços Vendidos	(323.582)	(604.664)	(207.739)	(381.934)
	Resultado Bruto	73.598	145.095	61.483	100.160
	Despesas/Receitas Operacionais	(40.120)	(79.067)	(38.625)	(67.649)
	Com Vendas	(19.122)	(36.360)	(13.783)	(25.358)
	Gerais e Administrativas	(11.614)	(23.816)	(10.243)	(20.013)
	Financeiras	(8.966)	(17.666)	(14.650)	(23.247)
	Receitas Financeiras	978	1.591	498	702
	Despesas Financeiras	(9.944)	(19.257)	(15.148)	(23.949)
	Outras Receitas Operacionais	0	0	51	969
	Outras Despesas Operacionais	(418)	(1.225)	0	0
	Resultado da Equivalência Patrimonial	0	0	0	0
	Resultado Operacional	33.478	66.028	22.858	32.511
	Resultado Não Operacional	(4.763)	(10.047)	(2.678)	(4.312)
	Receitas	1.665	1.665	0	0
	Despesas	(6.428)	(11.712)	(2.678)	(4.312)
	Resultado Antes Tributação/Participações	28.715	55.981	20.180	28.199
	Provisão para IR e Contribuição Social	(11.005)	(20.495)	(4.900)	(10.526)
	IR Diferido	(910)	(3.549)	(3.073)	(3.391)
	Participações/Contribuições Estatutárias	0	0	0	0
	Participações	0	0	0	0
	Contribuições	0	0	0	0
	Reversão dos Juros sobre Capital Próprio	0	0	0	0

DENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
!	IOCHPE-MAXION SA	61.156.113/0001-75

DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

ƷO	2 - DESCRIÇÃO	3 - 01/04/2005 a 30/06/2005	4 - 01/01/2005 a 30/06/2005	5 - 01/04/2004 a 30/06/2004	6 - 01/01/2004 a 30/06/2004
	Participações Minoritárias	(18)	(40)	17	36
	Lucro/Prejuízo do Período	16.782	31.897	12.224	14.318
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	53.232	53.232	2.661.615	2.661.615
	LUCRO POR AÇÃO	0,31526	0,59921	0,00459	0,00538
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

COMENTÁRIOS DO DESEMPENHO NO 2º TRIMESTRE DE 2005

No segundo trimestre de 2005, a Iochpe-Maxion apresentou um lucro líquido de R$ 16,8 milhões (lucro por ação de R$ 0,32), superior em 37,3% ao lucro de R$ 12,2 milhões no mesmo período de 2004. A venda líquida no trimestre atingiu R$ 397,2 milhões, um crescimento de 47,5%, enquanto que o lucro operacional (EBIT) chegou a R$ 42,4 milhões, um aumento de 13,2% e a geração de caixa bruta (EBITDA) atingiu R$ 49,0 milhões, um crescimento de 8,6%, sempre comparando o segundo trimestre de 2005 com o mesmo período de 2004.

O destaque positivo foi o forte crescimento das vendas, resultado da expansão do mercado nacional de equipamentos ferroviários, do aumento da produção brasileira de veículos, impulsionada pelas exportações das montadoras e do crescimento das exportações da Iochpe-Maxion, com destaque para a exportação de equipamentos ferroviários para o mercado norte-americano.

O destaque negativo foi a forte valorização do Real, que afetou a rentabilidade das exportações, reduzindo a margem bruta em relação ao mesmo período de 2004.

No primeiro semestre de 2005, o lucro líquido atingiu R$ 31,9 milhões (lucro por ação de R$ 0,60), superior em 122,8% ao lucro de R$ 14,3 milhões no mesmo período de 2004. A venda líquida atingiu R$ 749,8 milhões, um crescimento de 55,5%, enquanto que o lucro operacional (EBIT) chegou a R$ 83,7 milhões, um aumento de 50,1% e a geração de caixa bruta (EBITDA) atingiu R$ 96,7 milhões, um crescimento de 36,3%, sempre comparando o primeiro semestre de 2005 com o mesmo período de 2004.

Mercado

A produção brasileira de veículos e máquinas agrícolas apresentou o seguinte comportamento:

Segmento	Produção brasileira de veículos e máquinas agrícolas (em mil unidades, exceto variação)						
	Segundo trimestre				Primeiro semestre		
	2005	2004	Var. (%)		2005	2004	Var. (%)
Automóveis	503,4	428,6	17,4		954,8	834,0	14,5
Utilitários	92,0	72,7	26,7		170,5	140,9	21,0
Caminhões	31,2	27,2	14,5		58,5	50,2	16,5
Ônibus	10,2	7,8	30,5		18,3	13,7	33,4
Total veículos	636,7	536,3	18,7		1.202,1	1.038,8	15,7
Máquinas agrícolas	15,4	17,9	(13,6)		29,2	33,5	(12,7)

Fonte: Anfavea

As exportações brasileiras de veículos e máquinas agrícolas tiveram o seguinte comportamento:

Segmento	Exportações brasileiras de veículos e máquinas agrícolas (em mil unidades, exceto variação)						
	Segundo trimestre				Primeiro semestre		
	2005	2004	Var. (%)		2005	2004	Var. (%)
Automóveis	171,9	118,9	44,6		303,1	215,2	40,9
Utilitários	37,6	25,3	48,4		67,7	46,8	44,8
Caminhões	8,7	6,9	26,4		15,2	11,9	27,0
Ônibus	4,9	2,8	76,1		8,9	4,8	83,1
Total veículos	223,1	153,9	45,0		394,9	278,7	41,7
Máquinas agrícolas	8,6	7,8	10,8		17,1	14,8	15,5

Fonte: Anfavea

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

O mercado brasileiro de equipamentos ferroviários apresentou o seguinte comportamento:

Segmento	Mercado brasileiro de equipamentos ferroviários						
	Segundo trimestre				Primeiro semestre		
	2005	2004	Var. (%)		2005	2004	Var. (%)
Vagões de carga (unid.)	1.897	1.563	21,4		3.272	2.616	25,1
Fundidos ferroviários (ton.)	1.641	1.200	36,8		2.687	2.000	34,4
Rodas rodoviárias (unid.)	14.106	10.300	37,0		23.115	16.800	37,6

Fonte: Estimativa Amsted Maxion

Venda líquida - R$ milhões

Empresas	Mercado	2º trim. 2005	2º trim. 2004	Var. 2º T2005/ 2º T2004 (%)	1º sem. 2005	1º sem. 2004	Var. 1ºS2005/ 1ºS2004 (%)
Maxion Sistemas Automotivos - Divisão Rodas e Chassis	Interno	188,9	122,9	53,7	367,2	224,5	63,6
	Externo	28,7	22,2	29,3	61,3	45,0	36,2
	Total	217,6	145,1	49,9	428,5	269,5	59,0
Amsted-Maxion Fundição e Equipamentos Ferroviários	Interno	238,2	149,0	59,9	414,2	248,1	66,9
	Externo	69,9	16,1	334,2	129,4	26,3	392,0
	Total	308,1	165,1	86,6	543,6	274,4	98,1
Maxion Sistemas Automotivos - Divisão Comp. Automotivos	Interno	25,4	34,1	(25,5)	49,3	67,7	(27,2)
	Externo	0,1	0,3	(66,7)	0,2	0,6	(66,7)
	Total	25,5	34,4	(25,9)	49,5	68,3	(27,5)
(-) Ajustes de consolidação: 50% da Amsted-Maxion Fundição e Equipamentos Ferroviários	Interno	(119,1)	(67,3)		(207,1)	(117,0)	
	Externo	(34,9)	(8,1)		(64,7)	(13,1)	
	Total	(154,0)	(75,4)		(271,8)	(130,1)	
Iochpe-Maxion Consolidado	Interno	**333,4**	**238,7**	**39,7**	**623,6**	**423,3**	**47,3**
	Externo	**63,8**	**30,5**	**109,2**	**126,2**	**58,8**	**114,6**
	Total	**397,2**	**269,2**	**47,5**	**749,8**	**482,1**	**55,5**

Exportação

No segundo trimestre de 2005 as exportações da Iochpe-Maxion atingiram US$ 23,4 milhões, um crescimento em Dólares de 136,4%, enquanto que no primeiro semestre as exportações atingiram US$ 46,1 milhões, um crescimento em Dólares de 131,7%, sempre em relação ao mesmo período do ano anterior. Por conta da forte valorização do Real, a Iochpe-Maxion vem trabalhando na relação preço/custo de suas exportações, de forma que mantenha sua atratividade.

Subsidiárias e "joint venture"

A **Divisão Rodas e Chassis** da **Maxion Sistemas Automotivos** (55% da venda líquida consolidada neste segundo trimestre) obteve neste segundo trimestre um crescimento de 49,9% em sua venda líquida em relação ao mesmo período do ano anterior, por conta do aumento da produção nacional de ônibus, caminhões e utilitários e em razão do crescimento de suas exportações. Nesse segundo trimestre de 2005, a Divisão firmou novos contratos para o fornecimento de rodas e estampados para clientes na Alemanha, no Kenya, em Marrocos, no México e na Síria, totalizando cerca de R$ 6,6 milhões em vendas anuais.

A **Divisão Componentes Automotivos** da **Maxion Sistemas Automotivos** (6% da venda líquida consolidada neste segundo trimestre) registrou neste primeiro trimestre uma redução de 25,9% em

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

sua venda líquida em relação ao mesmo período do ano anterior, por conta da venda dos ativos relacionados ao negócio de levantadores de vidro que representava 49% da venda líquida da Divisão no segundo trimestre de 2004.

A **Amsted-Maxion Fundição e Equipamentos Ferroviários** (39% da venda líquida consolidada neste segundo trimestre) obteve neste segundo trimestre um crescimento de 86,6% em sua venda líquida em relação ao mesmo período do ano anterior, por conta do forte crescimento do mercado nacional de equipamentos ferroviários e da exportação de fundidos ferroviários e industriais. Nesse segundo trimestre de 2005 foram fechados novos contratos para a venda de 604 vagões ferroviários, sendo 280 para a MRS Logística, 274 para a Companhia Vale do Rio Doce e 50 para a Comilog (Gabão). Com estes novos pedidos, a carteira de vagões vendidos pela Amsted-Maxion alcança nesta data 7.718 unidades, sendo 6.417 para entrega em 2005 e 1.301 para entrega em 2006, totalizando uma venda de cerca de R$ 1,28 bilhão.

Desempenho financeiro - Segundo trimestre de 2005

Venda líquida
A venda líquida consolidada atingiu R$ 397,2 milhões no segundo trimestre de 2005, um avanço de 47,5% em relação ao mesmo período do ano anterior. Este desempenho é resultado do crescimento do mercado nacional de equipamentos ferroviários, da expansão da produção brasileira de veículos e do crescimento das exportações.

Lucro bruto
O lucro bruto chegou a R$ 73,6 milhões no segundo trimestre de 2005, ou 18,5% da venda líquida (22,8% no segundo trimestre de 2004). Da redução de 4,3 pontos percentuais na margem bruta, 3 pontos percentuais decorrem da perda de margem nas exportações, em razão da valorização do Real (câmbio médio de R$ 2,4285 no segundo trimestre de 2005, contra R$ 3,0604 no mesmo período de 2004).

Despesas operacionais
As despesas operacionais no segundo trimestre de 2005 atingiram R$ 31,2 milhões (R$ 24,0 milhões no mesmo período de 2004), ou 7,8% da venda líquida (8,9% no segundo trimestre de 2004). O aumento do valor absoluto em relação ao mesmo período do ano anterior deveu-se ao crescimento das despesas variáveis de vendas (fretes, comissões e *royalties*) e ao aumento dos salários e encargos, enquanto que a redução do percentual sobre a venda líquida deveu-se à expansão das vendas.

Despesa financeira líquida
A despesa financeira líquida atingiu R$ 9,0 milhões no segundo trimestre de 2005 (R$ 14,7 milhões no mesmo período de 2004), influenciada positivamente pelo efeito da valorização do Real no valor de R$ 2,6 milhões (efeito negativo de R$ 5,2 milhões em 2004) e negativamente pelo aumento da dívida líquida que passou de R$ 157,8 milhões em março de 2005 para R$ 175,6 milhões em junho de 2005 (vide razões para crescimento da dívida líquida no item "Liquidez e endividamento"). A exposição cambial líquida ao final do segundo trimestre de 2005 era uma posição passiva de US$ 3,2 milhões.

Resultado não operacional
No segundo trimestre de 2005, o resultado não operacional foi negativo em R$ 4,8 milhões (1,2% da venda líquida) contra um resultado negativo de R$ 2,7 milhões no mesmo período de 2004 (1,0% da venda líquida), em razão de despesas e provisões originadas em negócios descontinuados.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Imposto de renda e contribuição social

O imposto de renda e a contribuição social atingiram R$ 11,9 milhões neste trimestre (R$ 8,0 milhões no mesmo período de 2004), diante do lucro antes do imposto de renda de R$ 28,7 milhões (R$ 20,2 milhões no mesmo período de 2004).

Geração de caixa bruta (EBITDA)

Reconciliação EBITDA	R$ milhões
Resultado operacional após a despesa financeira líquida	33,5
(+) Despesa financeira líquida	9,0
(+) Depreciação	6,2
(+) Amortização	0,3
(=) EBITDA	49,0

O EBITDA apresentou neste segundo trimestre de 2005 um aumento de 8,6% em relação ao valor obtido no mesmo período do ano anterior, atingindo R$ 49,0 milhões. Como participação da venda líquida, o EBITDA ficou em 12,3%, um desempenho inferior aos 16,8% do segundo trimestre de 2004 (os itens "Lucro bruto" e "Despesas operacionais" explicitam as razões desta redução).

Capital de giro

No segundo trimestre de 2005, o capital de giro aumentou em R$ 18,7 milhões, em razão do crescimento da venda líquida, que resultou no aumento nas contas a receber e nos estoques, compensado parcialmente pelo aumento em fornecedores, salários e encargos e outros passivos e ativos circulantes.

Capital de giro	**R$ milhões**
Aumento nas contas a receber	12,3
Aumento nos estoques	21,7
Aumento nos impostos a recuperar/recolher/REFIS	5,4
Aumento nas contas a pagar a fornecedores	(18,7)
Aumento em salários e encargos	(6,7)
Outros ativos/passivos circulantes	4,7
Aumento no capital de giro	18,7

Investimentos

Ao longo do segundo trimestre de 2005, os investimentos no desenvolvimento de novos produtos, no aumento de capacidade produtiva e na modernização do parque industrial atingiram R$ 32,8 milhões (R$ 12,1 milhões no mesmo período de 2004). Neste montante está incluída a aquisição, realizada pela Amsted-Maxion em maio de 2005, do ativo imobiliário da fábrica de vagões de Hortolândia, que até então vinha sendo alugado. No primeiro semestre de 2005, os investimentos chegaram a R$ 44,6 milhões contra R$ 20,4 milhões no mesmo período de 2004.

Liquidez e endividamento

As disponibilidades financeiras, ao final de junho de 2005, atingiram R$ 30,5 milhões, sendo a totalidade registrada no curto prazo. As aplicações financeiras em Dólares representavam cerca de 13,6% da disponibilidade total nesta data.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

O endividamento bancário bruto consolidado atingiu, na mesma data, o montante de R$ 206,1 milhões, sendo R$ 120,4 milhões no curto prazo e R$ 85,7 milhões registrados no longo prazo. Os principais indexadores deste endividamento são a TJLP com 42% do valor bruto total, seguida pelo CDI com 36%, Dólar com 20%, e IGP-M com 2%.

O endividamento bancário líquido consolidado atingiu R$ 175,6 milhões em junho de 2005 (R$ 149,5 milhões em junho de 2004 e R$ 157,8 milhões em março de 2005). A relação entre este valor e o EBITDA dos últimos 12 meses ficou em 1,0x em junho de 2005, inferior à relação de 1,3x em junho de 2004 e superior à relação de 0,9x em março de 2005. A posição do endividamento bancário líquido consolidado em junho de 2005 foi afetada em R$ 16,1 milhões pelo pagamento de dividendos e em R$ 29 milhões por conta do ingresso de antecipações relativas aos contratos, de venda de vagões ferroviários para entrega em 2005 (antecipação de R$ 18 milhões em março de 2005 e de R$ 11 milhões em junho de 2004).

Mercado de capitais

No primeiro semestre de 2005, a Iochpe-Maxion apresentou um volume médio diário de negociação na Bolsa de Valores de São Paulo (Bovespa: MYPK3 e MYPK4) de R$ 407,6 mil (R$ 365,4 mil no primeiro semestre de 2004) e no número médio de negócios diários que atingiu 18 negócios (27 negócios no primeiro semestre de 2004).

As ações preferenciais encerraram o primeiro semestre cotadas a R$ 14,89, mesma cotação do final do ano de 2004, enquanto que as ações ordinárias tiveram alta de 14,3% no primeiro semestre de 2005, cotadas a R$ 14,00, totalizando uma capitalização (*market cap*) de R$ 776,2 milhões. Em 30 de junho de 2005, o valor patrimonial da Iochpe-Maxion era de R$ 4,10 por ação. O lucro por ação no segundo trimestre de 2005 atingiu R$ 0,32, enquanto que no semestre chegou a R$ 0,60.

O site de relações com investidores da Iochpe-Maxion (www.iochpe-maxion.com.br) contém informações completas sobre a Companhia, incluindo, entre outros, os relatórios anual e social de 2004, relatórios trimestrais, demonstrações financeiras, apresentações e notícias.

DENTIFICAÇÃO

) CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	IOCHPE-MAXION SA	61.156.113/0001-75

PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

- RAZÃO SOCIAL DA CONTROLADA/COLIGADA / ÍE EMPRESA	3 - CNPJ / 8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA / 9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
OCHPE HOLDINGS LLC	. . / -	FECHADA CONTROLADA	100,00	23,00
:SA COMERCIAL, INDUSTRIAL E OUTRAS	1		1	
MAXION COMPONENTES ESTRUTURAIS LTDA	01.599.435/0001-67	FECHADA CONTROLADA	99,99	80,00
:SA COMERCIAL, INDUSTRIAL E OUTRAS	117.598		117.598	
MAXION SISTEMAS AUTOMOTIVOS S.A.	00.736.859/0001-63	INVESTIDA DA CONTROLADA/COLIGADA	99,90	7,00
:SA COMERCIAL, INDUSTRIAL E OUTRAS	131.211		131.211	
AMSTED-MAXION FUNDIÇÃO EQUIP.FERROV.S.A.	01.599.436/0001-01	FECHADA CONTROLADA	50,00	50,00
:SA COMERCIAL, INDUSTRIAL E OUTRAS	2.710.015		2.710.015	

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Relatório dos auditores independentes sobre revisão especial

Ao
Conselho de Administração e aos Acionistas da
Iochpe Maxion S.A.
São Paulo - SP

Efetuamos uma revisão especial das Informações Trimestrais (ITR) da Iochpe Maxion S.A. e dessa Companhia e suas controladas (informações consolidadas) referentes ao trimestre findo em 30 de junho de 2005, compreendendo o balanço patrimonial, a demonstração do resultado, o relatório de desempenho e as informações relevantes, preparados de acordo com as práticas contábeis adotadas no Brasil e normas expedidas pela Comissão de Valores Mobiliários.

Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e suas controladas, quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia e suas controladas.

Com base em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas Informações Trimestrais acima referidas para que estas estejam de acordo com as práticas contábeis adotadas no Brasil e condizentes com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais obrigatórias.

20 de julho de 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Roberto Vilela Resende
Contador CRC 1MG047618/O-5-T-SP

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

ÍNDICE

FILE NO. 82-3722

ITR - QUARTERLY INFORMATION

Quarterly Report (Corporate law) 2005/3 11/03/2005 17:57

01 - Company Data

01.01 - Identification

CVM Code: 01193-2
Corporate Name: IOCHPE-MAXION S.A.
Corporate Taxpayer no.: 61.156.113/0001-75 **Corporate Enrollment no.:** 35300014022

01.02 - Headquarters

Complete Address: Rua Luigi Galvan, 146 - 13º andar

District: Brooklin Novo	**Zip Code:** 04575-020
City: São Paulo	**State:** SP
Area Code: 011	**Telephone no.:** 5508-3800
Telephone no.:	**Telephone no.:**
Telex:	**Area Code:** 011
Fax no.: 5506-7353	**Fax no.:**
Fax no.:	**Company's e-mail:** fenelon@iochpe.com.br

01.03 - Investor Relations Director (Address for Correspondence with the Company)

Director's Name: Oscar Antonio Fontoura Becker
Mailing Address: Rua Luigi Galvano, 146 - 13º andar

District: Brooklin Novo	**Zip Code:** 04575-020
City: São Paulo	**State:** SP
Area Code: 011	**Telephone no.:** 5508-3800
Telephone no.:	**Telephone no.:**
Telex:	**Area Code:** 011
Fax no.: 5506-7353	**Fax no.:**
Fax no.:	**Director's e-mail:** becker@iochpe.com.br

01.04 - ITR Reference

Current Fiscal Year		Current Quarter			Previous Quarter	
Beginning:	**End:**	**Number:**	**Beginning:**	**End:**	**Number:**	**Beginning:**	**End:**
01/01/2005	12/31/2005	3	07/01/2005	09/30/2005	2	04/01/2005	06/30/2005

01.05 - Composition of Capital Stock

Number of Shares (Thousand):	Current Quarter 09/30/2005:	Previous Quarter 06/30/2005:	Same Quarter of Previous Fiscal Year 09/30/2004:
Of Paid-in Capital			
Common Shares:	18,428	18,428	921,430
Preferred Shares:	34,804	34,804	1,740,185
Total:	53,232	53,232	2,661,615
Treasury Stock			
Common Shares:	0	0	0
Preferred Shares:	0	0	0
Total:	0	0	0

1.06 - Company Characteristics

Type of Company:	-
Status:	Operational
Nature of Stockholder Control:	National private-sector company
Business Code:	134 - Emp. Adm. Participações
Main Business:	Holding - Empresa de Autopeças
Consolidation Type:	Total
Auditors' Report Type:	Without Reservation

01.07 - Companies Not Included in Consolidated Financial Statements

Item:	Corporate Taxpayer no.:	Corporate Name:

01.08 - Cash Pay-out Determined and/or Paid During and After the Quarter

Item:	Event:	Approval:	Pay-out:	Beginning of Payment:	Type of Share:	Amount of Pay-out per Share (R$):

01.09 - Capital Stock Subscribed and Alterations during Current Fiscal Year

Item:	Date of Alteration:	Amount of Capital Stock (x R$ 1000):	Amount of Alteration (x R$ 1000):	Source of Alteration:	Number of Shares Issued (Thousand):	Share Price on Issue (R$):

01.10 - Investor Relations Director

Date: 10/21/2005 **Signature:** Not available

02 - Balance Sheet

02.01 - Balance Sheet - Assets (x R$ 1000)

Account Code:	Account Description:	09/30/2005:	06/30/2005:
1	Total Assets	316,388	293,332
1.01	Current Assets	4,000	1,446
1.01.01	Cash	3,337	844
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	663	602
1.02	Long-term Assets	31,157	31,970
1.02.01	Sundry Credits	0	0
1.02.02	Credits with Related Parties	28,349	29,152
1.02.03	Others	2,808	2,818
1.03	Permanent Assets	281,231	259,916
1.03.01	Investments	280,831	259,515
1.03.02	PP&E	400	401
1.03.03	Deferred Items	0	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (x R$ 1000)

Account Code:	Account Description:	09/30/2005:	06/30/2005:
2	Total Liabilities and Stockholders' Equity	316,388	293,332
2.01	Current Liabilities	75,911	74,894
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	0	0
2.01.04	Taxes, Charges and Contributions	72	69
2.01.05	Dividends Payable	49	76
2.01.06	Provisions	23,264	22,810
2.01.07	Debt with Related Parties	52,443	51,713
2.01.08	Others	83	226
2.02	Long-term Liabilities	308	308
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	308	308
2.02.04	Debt with Related Parties	0	0
2.02.05	Others	0	0
2.03	Deferred Income	0	0
2.05	Stockholders' Equity	240,169	218,130
2.05.01	Paid-up Capital	161,463	161,463
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.04	Revenue Reserves	24,770	24,770
2.05.05	Retained Earnings/Losses	53,936	31,897

03 - Statement of Income

03.01 - Statement of Income (x R$ 1000)

Account Code:	Account Description:	07/01/2005 to 09/30/2005:	01/01/2005 to 09/30/2005:	07/01/2004 to 09/30/2004:	01/01/2004 to 09/30/2004:
3.01	Gross Sales Revenues	0	0	0	0
3.02	Deductions from Gross Revenue	0	0	0	0
3.03	Net Sales Revenues	0	0	0	0
3.04	Cost of Goods Sold and/or Services Rendered	0	0	0	0
3.05	Gross Income	0	0	0	0
3.06	Operating Expenses/Revenues	22,847	53,834	52,082	69,059
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(1,936)	(6,180)	(2,161)	(7,341)
3.06.03	Financial	(722)	(2,289)	(1,250)	2,947
3.06.04	Other Operating Revenues	40	40	0	846
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Income	25,465	62,263	55,493	72,607
3.07	Operating Result	22,847	53,834	52,082	69,059
3.08	Non-operating Result	(808)	102	(1,313)	(3,363)
3.09	Income before Taxes/Participations	22,039	53,936	50,769	65,696
3.10	Provision for Income Tax and Social Contribution	0	0	385	0
3.11	Deferred Income Tax	0	0	(23,430)	(23,600)
3.12	Profit Sharing/Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.15	Profit/Loss for the Period	22,039	53,936	27,724	42,096

03.02 - Earnings/Loss per Share

	Current Quarter 07/01/2005 to 09/30/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 09/30/2005:	Same Quarter of Previous Fiscal Year 07/01/2004 to 09/30/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 09/30/2004:
Number of Shares, Excl. Treasury (Thousand):	53,232.00	53,232.00	2,661,615.00	2,661,615.00
Earnings per Share (R$):	0.41402	1.01323	0.01042	0.01582
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

04 - Notes to Financial Statements (208896 Bytes) - in Portuguese

05 - Comments on Performance (19456 Bytes) - in Portuguese

06 - Consolidated Balance Sheet

06.01 - Consolidated Balance Sheet - Assets (x R$ 1000)

Account Code:	Account Description:	09/30/2005:	06/30/2005:
1	Total Assets	689,783	744,857
1.01	Current Assets	390,186	454,240
1.01.01	Cash	17,326	30,567
1.01.02	Credits	178,859	203,226
1.01.03	Inventories	163,831	182,150
1.01.04	Others	30,170	38,297
1.02	Long-term Assets	79,543	80,303

1.02.01	Sundry Credits	4,504	4,021
1.02.02	Credits with Related Parties	0	0
1.02.03	Others	75,039	76,282
1.03	Permanent Assets	220,054	210,314
1.03.01	Investments	210	210
1.03.02	PP&E	216,700	206,675
1.03.03	Deferred Items	3,144	3,429

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (x R$ 1000)

Account Code:	Account Description:	09/30/2005:	06/30/2005:
2	Total Liabilities and Stockholders' Equity	689,783	744,857
2.01	Current Liabilities	284,449	383,133
2.01.01	Loans and Financing	72,476	120,427
2.01.02	Debentures	0	0
2.01.03	Suppliers	77,235	92,676
2.01.04	Taxes, Charges and Contributions	28,608	25,624
2.01.05	Dividends Payable	50	77
2.01.06	Provisions	59,568	59,382
2.01.07	Debt with Related Parties	0	0
2.01.08	Others	46,512	84,947
2.02	Long-term Liabilities	164,960	143,403
2.02.01	Loans and Financing	105,635	85,713
2.02.02	Debentures	0	0
2.02.03	Provisions	40,494	39,082
2.02.04	Debt with Related Parties	0	0
2.02.05	Others	18,831	18,608
2.03	Deferred Income	0	0
2.04	Minority Interests	205	191
2.05	Stockholders' Equity	240,169	218,130
2.05.01	Paid-up Capital	161,463	161,463
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.04	Revenue Reserves	24,770	24,770
2.05.05	Retained Earnings/Losses	53,936	31,897

07 - Consolidated Statement of Income

07.01 - Consolidated Statement of Income (x R$ 1000)

Account	Account Description:	Amount for Current	Amount Accumulated in	Amount for Same Quarter	Amount Accumulated in
3.01	Gross Sales Revenues	472,298	1,380,529	370,279	931,972
3.02	Deductions from Gross	(85,572)	(244,044)	(65,562)	(145,161)
3.03	Net Sales Revenues	386,726	1,136,485	304,717	786,811
3.04	Cost of Goods Sold and/or	(308,292)	(912,956)	(230,255)	(612,189)
3.05	Gross Income	78,434	223,529	74,462	174,622
3.06	Operating Expenses/Revenues	(36,309)	(115,376)	(29,260)	(96,909)
3.06.01	Selling	(14,113)	(50,473)	(14,518)	(39,876)
3.06.02	General and Administrative	(9,933)	(33,749)	(9,312)	(29,325)
3.06.03	Financial	(11,483)	(29,149)	(3,190)	(26,437)
3.06.04	Other Operating Revenues	0	0	495	1,464
3.06.05	Other Operating Expenses	(780)	(2,005)	(2,735)	(2,735)
3.06.06	Equity Income	0	0	0	0
3.07	Operating Result	42,125	108,153	45,202	77,713
3.08	Non-operating Result	(5,026)	(15,073)	(15,798)	(20,110)

3.08	Non-operating Result	(5,026)	(15,073)	(15,798)	(20,110)
3.09	Income before Taxes/Participations	37,099	93,080	29,404	57,603
3.10	Provision for Income Tax and Social Contribution	(12,189)	(32,684)	807	(9,719)
3.11	Deferred Income Tax	(2,854)	(6,403)	(2,788)	(6,179)
3.12	Profit Sharing/Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.14	Minority Interests	(17)	(57)	(44)	(8)
3.15	Profit/Loss for the Period	22,039	53,936	27,379	41,697

07.02 - Earnings/Loss per Share

	Current Quarter 07/01/2005 to 09/30/2005:	Amount Accumulated in Current Fiscal Year 01/01/2005 to 09/30/2005:	Amount for Same Quarter of Previous Fiscal Year 07/01/2004 to 09/30/2004:	Amount Accumulated in Previous Fiscal Year 01/01/2004 to 09/30/2004:
Number of Shares, Excl. Treasury (Thousand):		53,232.00	2,661,615.00	2,661,615.00
Earnings per Share (R$):	0.41402	1.01323	0.01042	0.01582
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

08 - Comments on Consolidated Performance (83456 Bytes) - in Portuguese

09 - Stakes in Subsidiaries/Affiliates

09.01 - Stakes in Subsidiaries/Affiliates

Item:	**Corporate Name of Subsidiary/Affiliate:**			**Corporate Taxpayer no.:**
Classification:	**% Stake in Capital of Subsidiary/Affiliate:**	**% of Investor's Net Equity:**		**Type of Company:**
Number of Shares Held in Current Quarter (Thousand):	**Number of Shares Held in Previous Quarter (Thousand):**	**Opening Date of Current Fiscal Year:**	**Closing Date of Current Fiscal Year:**	**Number of Current Quarter:**
Opening Date of Current Quarter:	**Closing Date of Current Quarter:**	**Number of Shares, Excl. Treasury, in Current Quarter (Thousand):**		**Number of Shares, Excl. Treasury, in Same Quarter of Previous Fiscal Year (Thousand):**
01	IOCHPE HOLDINGS LLC			
Unlisted subsidiary	100.00%	21.13%		Industrial, commercial and others
1	1	01/01/2005	12/31/2005	3
07/01/2005	09/30/2005	1		1
02	MAXION COMPONENTES ESTRUTURAIS LTDA			01.599.435/0001-67
Unlisted subsidiary	99.99%	77.42%		Insurance companies
117,598	117,598	01/01/2005	12/31/2005	3
07/01/2005	09/30/2005	117,598		117,598
03	MAXION SISTEMAS AUTOMOTIVOS S.A.			00.736.859/0001-63
Company in which subsidiary/affiliate has investment	99.90%	6.33%		Industrial, commercial and others
131,211	131,211	01/01/2005	12/31/2005	3
07/01/2005	09/30/2005	131,211		131,211
04	AMSTED-MAXION FUNDIÇÃO EQUIP.FERROV.S.A.			01.599.436/0001-01
Unlisted subsidiary	50.00%	13.25%		Industrial, commercial and others
2,710,015	2,710,015	01/01/2005	12/31/2005	3
07/01/2005	09/30/2005	2,710,015		2,710,015

10 - Debentures

10.01 - Characteristics of Public or Private Debenture Issue

11 - Orders/ Contracts Signed (x R$ 1000)

11.01 - Orders/ Contracts Signed (x R$ 1000)

12 - Comments on Behavior of Corporate Projections (file not disclosed)

13 - Corporate Projections (file not disclosed)

14 - Pre-Operating Stage

14.01 - Pre-Operating Stage

Item:	Description:	Estimated:	Accomplished:
1	% Works	0	
2	Total Investments (x R$ 1000)	0	
3	% Total Investments	0	
4	% Amount Invested using Own Funds	0	
5	% Amount Invested with Third-party Funds	0	

15 - Investment Projects (file not disclosed)

16 - Additional Information (file not disclosed)

17 - Report on Special Review (22016 Bytes) - in Portuguese

18 - Data on Subsidiary/Affiliate

01-IOCHPE HOLDINGS LLC

18.01.01 - Income Statement of Subsidiaries/Associated Companies

Code:	Description:	07/01/2005 to 09/30/2005:	01/01/2005 to 09/30/2005:	07/01/2004 to 09/30/2004:	01/01/2004 to 09/30/2004:

18.01.02 - Earnings or Loss per Share

	Current Quarter 07/01/2005 to 09/30/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 09/30/2005:	Same Quarter of Previous Fiscal Year 07/01/2004 to 09/30/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 09/30/2004:
Number of Shares, Excl. Treasury (Thousand):	1	1	1	1
Earnings per Share (R$):	0.00000	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

18.02 - Comments on Performance of Subsidiary/Affiliate (file not disclosed)

02-MAXION COMPONENTES ESTRUTURAIS LTDA

18.01.01 - Income Statement of Subsidiaries/Associated Companies

Code:	Description:	07/01/2005 to 09/30/2005:	01/01/2005 to 09/30/2005:	07/01/2004 to 09/30/2004:	01/01/2004 to 09/30/2004:

18.01.02 - Earnings or Loss per Share

	Current Quarter 07/01/2005 to 09/30/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 09/30/2005:	Same Quarter of Previous Fiscal Year 07/01/2004 to 09/30/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 09/30/2004:
Number of Shares, Excl. Treasury (Thousand):	117,598	117,598	117,598	117,598
Earnings per Share (R$):	0.00000	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

18.02 - Comments on Performance of Subsidiary/Affiliate (file not disclosed)

03-MAXION SISTEMAS AUTOMOTIVOS S.A.

18.01.01 - Income Statement of Subsidiaries/Associated Companies

Code:	Description:	07/01/2005 to 09/30/2005:	01/01/2005 to 09/30/2005:	07/01/2004 to 09/30/2004:	01/01/2004 to 09/30/2004:

18.01.02 - Earnings or Loss per Share

	Current Quarter 07/01/2005 to 09/30/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 09/30/2005:	Same Quarter of Previous Fiscal Year 07/01/2004 to 09/30/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 09/30/2004:
Number of Shares, Excl. Treasury (Thousand):	131,211	131,211	131,211	131,211
Earnings per Share (R$):	0.00000	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

18.02 - Comments on Performance of Subsidiary/Affiliate (file not disclosed)

04-AMSTED-MAXION FUNDIÇÃO EQUIP.FERROV.S.A.

18.01.01 - Income Statement of Subsidiaries/Associated Companies

Code:	Description:	07/01/2005 to 09/30/2005:	01/01/2005 to 09/30/2005:	07/01/2004 to 09/30/2004:	01/01/2004 to 09/30/2004:

18.01.02 - Earnings or Loss per Share

	Current Quarter 07/01/2005 to 09/30/2005:	Accumulated in Current Fiscal Year 01/01/2005 to 09/30/2005:	Same Quarter of Previous Fiscal Year 07/01/2004 to 09/30/2004:	Accumulated in Previous Fiscal Year 01/01/2004 to 09/30/2004:
Number of Shares, Excl. Treasury (Thousand):	2,710,015	2,710,015	2,710,015	2,710,015
Earnings per Share (R$):	0.00000	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000	0.00000

18.02 - Comments on Performance of Subsidiary/Affiliate (file not disclosed)

19 - Description of Altered Information (file not disclosed)

Iochpe-Maxion S.A.

Relatório dos auditores independentes sobre revisão especial das Informações Trimestrais (ITR)

Trimestre findo em
30 de setembro de 2005

KPMG Auditores Independentes
Rua Dr. Renato Paes de Barros, 33
04530-904 São Paulo, SP - Brasil
Caixa Postal 2467
01060-970 São Paulo, SP - Brasil

Central Tel 55 (11) 3067-3000
Fax Nacional 55 (11) 3079-3752
Internacional 55 (11) 3079-2916
Internet www.kpmg.com.br

Relatório dos auditores independentes sobre revisão especial

Ao
Conselho de Administração e aos Acionistas da
Iochpe-Maxion S.A.
São Paulo - SP

Efetuamos uma revisão especial das Informações Trimestrais (ITR) da Iochpe-Maxion S.A. e dessa Companhia e de suas controladas (informações consolidadas) referentes ao trimestre findo em 30 de setembro de 2005, compreendendo o balanço patrimonial, a demonstração do resultado, o relatório de desempenho e as informações relevantes, preparados de acordo com as práticas contábeis adotadas no Brasil e normas expedidas pela Comissão de Valores Mobiliários.

Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e de suas controladas, quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia e de suas controladas.

Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas Informações Trimestrais acima referidas para que estas estejam de acordo com as práticas contábeis adotadas no Brasil e condizentes com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais obrigatórias.

21 de outubro de 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Roberto Vilela Resende
Contador CRC 1MG047618/O-5-T-SP

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75
4 - NIRE		
35300014022		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Luigi Galvan, 146 - 13° andar				Brooklin Novo
3 - CEP	4 - MUNICÍPIO			5 - UF
04575-020	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	5508-3800	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	5506-7353	-	-	
15 - E-MAIL				
fenelon@iochpe.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Oscar Antonio Fontoura Becker				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
Rua Luigi Galvano, 146 - 13° andar				Brooklin Novo
4 - CEP	5 - MUNICÍPIO			6 - UF
04575-020	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	5508-3800	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
011	5506-7353	-	-	
16 - E-MAIL				
becker@iochpe.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2005	31/12/2005	3	01/07/2005	30/09/2005	2	01/04/2005	30/06/2005

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
KPMG Auditores Independentes	00418-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Roberto Vilela Resende	298.115.546-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/2005	2 - TRIMESTRE ANTERIOR 30/06/2005	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/2004
Do Capital Integralizado			
1 - Ordinárias	18.428	18.428	921.430
2 - Preferenciais	34.804	34.804	1.740.185
3 - Total	53.232	53.232	2.661.615
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 134 - Emp. Adm. Participações
5 - ATIVIDADE PRINCIPAL Holding - Empresa de Autopeças
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

NTIFICAÇÃO

M	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	IOCHPE-MAXION S.A.	61.156.113/0001-75

ITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

TA DA RAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

ETOR DE RELAÇÕES COM INVESTIDORES

	2 - ASSINATURA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2005	4 - 30/06/2005
1	Ativo Total	316.388	293.332
1.01	Ativo Circulante	4.000	1.446
1.01.01	Disponibilidades	3.337	844
1.01.01.01	Caixa e Bancos	325	698
1.01.01.02	Aplicações Financeiras	3.012	146
1.01.02	Créditos	0	0
1.01.03	Estoques	0	0
1.01.04	Outros	663	602
1.01.04.01	Dividendos e JRS capital proprio a rec	121	121
1.01.04.02	IR e CSLL a recuperar	192	129
1.01.04.03	Outros	350	352
1.02	Ativo Realizável a Longo Prazo	31.157	31.970
1.02.01	Créditos Diversos	0	0
1.02.02	Créditos com Pessoas Ligadas	28.349	29.152
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	28.349	29.152
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	2.808	2.818
1.02.03.01	Depósitos compulsórios/Judiciais	1.882	1.871
1.02.03.02	Impostos a recuperar	926	947
1.03	Ativo Permanente	281.231	259.916
1.03.01	Investimentos	280.831	259.515
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	280.746	259.430
1.03.01.03	Outros Investimentos	85	85
1.03.02	Imobilizado	400	401
1.03.03	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2005	4 - 30/06/2005
2	Passivo Total	316.388	293.332
2.01	Passivo Circulante	75.911	74.894
2.01.01	Empréstimos e Financiamentos	0	0
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	0	0
2.01.04	Impostos, Taxas e Contribuições	72	69
2.01.05	Dividendos a Pagar	49	76
2.01.06	Provisões	23.264	22.810
2.01.06.01	Salários e encargos sociais	515	422
2.01.06.02	Contigências trabalhistas	600	450
2.01.06.03	Contigências fiscais	9.707	9.322
2.01.06.04	Passivo a descoberto	11.361	11.521
2.01.06.05	Outras	1.081	1.095
2.01.07	Dívidas com Pessoas Ligadas	52.443	51.713
2.01.08	Outros	83	226
2.02	Passivo Exigível a Longo Prazo	308	308
2.02.01	Empréstimos e Financiamentos	0	0
2.02.02	Debêntures	0	0
2.02.03	Provisões	308	308
2.02.03.01	Contigências fiscais	308	308
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	0	0
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	240.169	218.130
2.05.01	Capital Social Realizado	161.463	161.463
2.05.02	Reservas de Capital	0	0
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	24.770	24.770
2.05.04.01	Legal	2.044	2.044
2.05.04.02	Estatutária	22.726	22.726
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	53.936	31.897

NTIFICAÇÃO

M	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	IOCHPE-MAXION S.A.	61.156.113/0001-75

IONSTRAÇÃO DO RESULTADO (Reais Mil)

	2 - DESCRIÇÃO	3 - 01/07/2005 a 30/09/2005	4 - 01/01/2005 a 30/09/2005	5 - 01/07/2004 a 30/09/2004	6 - 01/01/2004 a 30/09/2004
	Receita Bruta de Vendas e/ou Serviços	0	0	0	0
	Deduções da Receita Bruta	0	0	0	0
	Receita Líquida de Vendas e/ou Serviços	0	0	0	0
	Custo de Bens e/ou Serviços Vendidos	0	0	0	0
	Resultado Bruto	0	0	0	0
	Despesas/Receitas Operacionais	22.847	53.834	52.082	69.059
	Com Vendas	0	0	0	0
	Gerais e Administrativas	(1.936)	(6.180)	(2.161)	(7.341)
	Financeiras	(722)	(2.289)	(1.250)	2.947
	Receitas Financeiras	848	2.718	1.785	11.661
	Despesas Financeiras	(1.570)	(5.007)	(3.035)	(8.714)
	Outras Receitas Operacionais	40	40	0	846
	Outras Despesas Operacionais	0	0	0	0
	Resultado da Equivalência Patrimonial	25.465	62.263	55.493	72.607
	Resultado Operacional	22.847	53.834	52.082	69.059
	Resultado Não Operacional	(808)	102	(1.313)	(3.363)
	Receitas	0	1.665	7.051	7.051
	Despesas	(808)	(1.563)	(8.364)	(10.414)
	Resultado Antes Tributação/Participações	22.039	53.936	50.769	65.696
	Provisão para IR e Contribuição Social	0	0	385	0
	IR Diferido	0	0	(23.430)	(23.600)
	Participações/Contribuições Estatutárias	0	0	0	0
	Participações	0	0	0	0
	Contribuições	0	0	0	0
	Reversão dos Juros sobre Capital Próprio	0	0	0	0

NTIFICAÇÃO

M	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	IOCHPE-MAXION S.A.	61.156.113/0001-75

IONSTRAÇÃO DO RESULTADO (Reais Mil)

	2 - DESCRIÇÃO	3 - 01/07/2005 a 30/09/2005	4 - 01/01/2005 a 30/09/2005	5 - 01/07/2004 a 30/09/2004	6 - 01/01/2004 a 30/09/2004
	Lucro/Prejuízo do Período	22.039	53.936	27.724	42.096
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	53.232	53.232	2.661.615	2.661.615
	LUCRO POR AÇÃO	0,41402	1,01323	0,01042	0,01582
	PREJUÍZO POR AÇÃO				

OS VALORES MENCIONADOS NAS NOTAS EXPLICATIVAS ESTÃO EXPRESSOS EM MILHARES DE REAIS

1. Contexto operacional

A Companhia, com sede em São Paulo, tem por objetivo principal a participação em empresas que atuam na industrialização e comercialização de componentes para veículos rodoviários, ferroviários, fundição e peças de reposição.

A Divisão de Rodas e Chassis (Cruzeiro - SP), dedica-se a fabricação e comercialização de chassis completos, travessas e rodas pesadas; a Divisão de Componentes Automotivos (Contagem -MG), dedica-se a fabricação e comercialização de alavancas de freio, conjunto de pedais, macacos e outros componentes automotivos; e a Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., dedica-se a fabricação e comercialização de rodas e vagões ferroviários de carga e componentes ferroviários e fundidos industriais (Cruzeiro – SP, com filiais localizadas em Hortolândia - SP e Osasco - SP). As Divisões de Rodas e Chassis e Componentes Automotivos pertencem a Maxion Sistemas Automotivos Ltda. A comercialização de produtos, rodas e chassis, para o mercado norte americano envolve, eventualmente, a gestão de estoques pela Maxion Structural Components USA, Inc.

2. Apresentação das informações trimestrais

As informações trimestrais foram elaboradas com base nas práticas contábeis emanadas da legislação societária e normas da Comissão de Valores Mobiliários – CVM.

Resumo das principais práticas contábeis

a. Apuração do resultado

O resultado das operações é apurado em conformidade com o regime contábil de competência de exercício.

b. Estimativas contábeis

A elaboração de demonstrações financeiras de acordo com as práticas contábeis adotadas no Brasil requer que a Administração use de julgamento na determinação e registro de estimativas contábeis. Ativos e passivos significativos sujeitos a essas estimativas e premissas incluem o valor residual do ativo imobilizado, provisão para contingências e valorização de instrumentos financeiros. A liquidação das transações envolvendo essas estimativas poderá resultar em valores diferentes dos estimados, devido a imprecisões inerentes ao processo de sua determinação. A Companhia revisa as estimativas e premissas pelo menos trimestralmente.

c. *Moeda estrangeira*

Os ativos monetários denominados em moedas estrangeiras foram convertidos para reais pela taxa de câmbio da data de fechamento das informações trimestrais. As diferenças decorrentes de conversão de moeda foram reconhecidas no resultado das informações trimestrais. Para a empresa controlada no exterior, os seus ativos e passivos não monetários, que são apresentados ao custo histórico, foram convertidos para reais pela taxa de câmbio no fechamento das informações trimestrais.

d. *Ativos circulante e realizável a longo prazo*

- **Aplicações financeiras**

  As aplicações financeiras estão avaliadas ao custo, acrescido dos rendimentos auferidos até a data das informações trimestrais.

- **Demais ativos circulante e realizável a longo prazo**

  São apresentados pelo valor líquido de realização.

e. *Permanente*

- **Investimentos**

  Os investimentos em empresas controladas estão avaliados pelo método de equivalência patrimonial. Os demais investimentos permanentes são avaliados ao custo de aquisição deduzido de provisão para desvalorização, quando aplicável.

- **Imobilizado**

  Registrado ao custo de aquisição, formação ou construção. A depreciação é calculada pelo método linear a taxas que levam em consideração o tempo de vida útil econômica estimado dos bens.

f. *Passivos circulante e exigível a longo prazo*

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos, variações monetárias e/ou cambiais incorridas até a data das informações trimestrais.

g. *Provisões*

Uma provisão é reconhecida no balanço quando a Companhia possui uma obrigação legal ou constituída como resultado de um evento passado, e é provável que um recurso econômico seja

requerido para saldar a obrigação. As provisões são registradas tendo como base as melhores estimativas do risco envolvido.

h. Demonstrações dos fluxos de caixa

A Companhia e suas controladas estão apresentando de forma voluntária, como informações suplementares, as demonstrações dos fluxos de caixa preparadas de acordo com a NPC 20/99 - Demonstração dos fluxos de caixa, emitida pelo IBRACON - Instituto de Auditores Independentes do Brasil.

3. Principais procedimentos de consolidação

a. Eliminação dos saldos das contas de ativos e passivos entre as empresas consolidadas;

b. Eliminação das participações no capital, reservas e resultados acumulados das empresas controladas;

c. Eliminação dos saldos de receitas e despesas, bem como de lucros não realizados, decorrentes de negócios entre as empresas consolidadas;

d. A conciliação do resultado do período está demonstrada a seguir:

	Resultado do período	
	01/07/2004 à 30/09/2004	**01/01/2004 à 30/09/2004**
Controladora	27.724	42.096
Eliminação do lucro auferido em transações entre controladas	(345)	(399)
Consolidado	27.379	41.697

e. Destaque do valor da participação dos acionistas minoritários nas demonstrações financeiras consolidadas.

As informações trimestrais consolidadas em 30 de setembro de 2005 e 30 de junho de 2005 foram preparadas de acordo com os princípios de consolidação previstos na legislação societária e nas instruções da Comissão de Valores Mobiliários – CVM e abrangem as demonstrações financeiras da Iochpe-Maxion S.A. e suas controladas, a seguir relacionadas:

04.01 - NOTAS EXPLICATIVAS

	Participação direta - %	Participação indireta - %
	2005	2005
Maxion Componentes Estruturais Ltda.	99,99	-
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.	50,00	-
Maxion Sistemas Automotivos Ltda. (1)	6,17	93,72
Tecob Cobranças, Representações e Comércio Ltda.	99,99	-
Iochpe Holdings, LLC	100,00	-
Maxion Structural Components USA, Inc.(2)	-	100,00
Newbridge Strategic Partners (3)	100,00	-

(1) Controlada pela Maxion Componentes Estruturais Ltda.
(2) Controlada pela Iochpe Holdings, LLC.
(3) Empresa inativa

De acordo com o disposto na Instrução CVM nº 247/96, está sendo efetuada e apresentada a consolidação proporcional das demonstrações financeiras da controlada em conjunto Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., em virtude de sua participação societária de 50%. Os principais grupos de contas ativos e passivos e de resultado da referida empresa estão apresentados como segue:

	Amsted-Maxion Fundição e Equipamentos Ferroviário S.A.		
	30/09/2005	30/06/2005	30/09/2004
No balanço patrimonial			
Ativo circulante	251.592	298.358	153.859
Realizável a longo prazo	59.929	63.614	14.547
Ativo permanente	116.263	114.318	54.894
Total do ativo	427.784	476.290	223.300
Passivo circulante	252.884	304.849	141.396
Exigível a longo prazo	111.267	123.783	37.277
Patrimônio líquido	63.633	47.658	44.627
Total do passivo e patrimônio líquido	427.784	476.290	223.300

Na demonstração do resultado

Receita líquida de vendas	871.632	543.654	463.508
Custos dos produtos vendidos	(735.381)	(471.024)	(380.729)
Lucro Bruto	136.251	72.540	82.779
Despesas operacionais, líquidas	(79.164)	(51.809)	(39.678)
Despesas não operacionais, líquidas	(190)	(188)	(19)
Imposto de renda e contribuição social	(19.400)	(7.002)	(14.467)
Lucro líquido do período	37.497	13.541	28.615

4. Investimentos em controladas

Informações sobre controladas

Empresas	Participação %	Saldo dos Investimentos 30/06/2005	Resultado da Equivalência Patrimonial 30/09/2005	Saldo dos Investimentos 30/09/2005
Maxion Sistemas Automotivos Ltda.	6,17	11.455	783	12.238
Maxion Componentes Estruturais Ltda.	99,99	174.040	11.897	185.937
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.(1)	50,00	23.829	11.977	31.816
Iochpe Holdings, LLC	100,00	50.106	649	50.755
		259.430	25.306	280.746
Provisão passivo à descoberto				
Tecob Cobranças, Representações e Comércio Ltda.		(11.521)	159	(11.361)
			25.465	

1) Durante o 3° trimestre de 2005, a controlada em conjunto Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., antecipou dividendos no valor de R$ 7.980. Os efeitos na companhia correspondem a 50% desses valores considerando o controle em conjunto.

5. Partes relacionadas

	Ativo	Passivo	Prazo	Encargos	Garantias
Maxion Structural Components USA, Inc.	6.775	-	31.10.2005	VC+1,41% a.a.	Não
Iochpe Holdings, LLC	-	52.443	30.09.2006	6% a.a.	Não
Tecob Cobranças, Repres.e Com.Ltda.	18.600	-	Sem prazo	-	Não
Maxion Sistemas Automotivos Ltda.	2.974	-	31.12.2006	19,56% a.a.	Não
Saldo em 30 de setembro de 2005	28.349	52.443			
Saldo em 30 de junho de 2005	29.152	51.713			

As transações relativas às operações com partes relacionadas, foram realizadas em condições usuais de mercado.

Em 30 de setembro, a Companhia apresentava os montantes de garantias representadas por avais e fianças relacionadas com empréstimos, financiamentos e adiantamento de clientes.

	Avais Concedidos		Garantia Refis
Maxion Sistemas Automotivos Ltda.	81.683		16.017
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	70.921	*	-
Saldo em 30 de setembro de 2005	152.604		16.017
Maxion Sistemas Automotivos Ltda.	123.531		16.017
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	88.916	*	-
Saldo em 30 de junho de 2005	212.447		16.017

* Desses totais a garantia relativa a performance de entrega de vagões pela Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., é de R$ 64.357 (R$ 82.478 em 30 de junho de 2005).

6. Provisão para contingências

A Companhia discute em juízo, processos tributários e trabalhistas, para os quais foram constituídas provisões em montantes considerados suficientes para cobrir perdas potenciais, conforme demonstradas a seguir:.

	30/09/2005	30/06/2005
Trabalhista	600	450
Tributárias		
Federal	9.954	9.569
Estadual	61	61
	10.615	10.080
Passivo circulante	(10.307)	(9.772)
No exigível a longo prazo	308	308

As contingências tributárias federais referem-se, principalmente, as discussões judiciais relativas a base de cálculo do PIS/Cofins (Lei nº 9.718/98).

7. Patrimônio líquido

a) Capital social

Conforme a Assembléia Geral Ordinária e Extraordinária de 21 de março de 2005, foi aprovado o grupamento das ações da Companhia, de que trata o art. 12 da Lei 6.404, de 15 de dezembro de 1976, atribuindo-se uma nova ação em substituição a cada grupo de 50 ações.

Em decorrência do grupamento ora autorizado, o artigo 5° e o caput do artigo 6° do Estatuto Social da Companhia passou a ter a seguinte redação:

"Art. 5° - O capital social passou a ser representado por 53.232.304 ações, sendo 18.428.597 ações ordinárias e 34.803.707 ações preferenciais, sem valor nominal."

"Art. 6° - A Companhia tem autorização para aumentar o capital social, independentemente de reforma estatutária, até o limite de mais 6.000.000 ações, sendo 2.000.000 ordinárias e 4.000.000 preferenciais."

As emissões dentro do limite do capital autorizado serão efetuadas mediante deliberação do Conselho de Administração, que fixará a quantidade de ações emitidas, o prazo de emissão e de condições de integralização e as demais formas e procedimentos referentes a cada emissão.

b) Dividendos

O lucro líquido do exercício, apurado em conformidade com os termos do artigo 191 da

04.01 - NOTAS EXPLICATIVAS

Lei no. 6.404, de 15 de dezembro de 1976, terá a seguinte destinação: (i) 5% (cinco por cento) para a constituição da reserva legal, que não excederá 20% (vinte por cento) do capital social, (ii) 37% (trinta e sete por cento) para a distribuição, como dividendos obrigatórios e (iii) o restante que não for apropriado à reserva estatutária de investimento e de capital de giro ou retido na forma prevista em orçamento de capital aprovado pela AGE será destinado como dividendo suplementar aos acionistas.

Em Assembléia Geral Ordinária e Extraordinária datada de 21 de março de 2005, foi aprovado o pagamento de R$ 16.118 de dividendos aos acionistas, pagos em 05 de abril de 2005.

c) Reserva estatutária de investimento e de capital de giro

A reserva estatutária de investimento e de capital de giro tem por finalidade assegurar investimentos em bens do ativo permanente e acréscimo do capital de giro, até mesmo mediante amortização de dívidas da Companhia, bem como a capitalização e o financiamento de sociedades controladas e coligadas. Será formada com parcela anual de no mínimo 10% (dez por cento) e no máximo de 58% (cinqüenta e oito por cento) do lucro líquido e terá como limite máximo o importe que não poderá exceder, em conjunto com a reserva legal, o valor do capital social.

d) Direito das ações

Cada ação ordinária escritural dará direito a um voto nas deliberações das assembléias gerais. As ações preferenciais não têm direito a voto, tendo como vantagem a prioridade no reembolso do capital, sem prêmio, na proporção de sua participação no capital social, em caso de eventual liquidação da Companhia.

As ações preferenciais terão participação nos lucros distribuídos 10% superiores aos atribuídos às ações ordinárias, bem como participação nos aumentos de capital decorrentes da capitalização das reservas e dos lucros, em igualdade de condições com as ordinárias.

8. Instrumentos financeiros

A Companhia e suas controladas, mediante uma política conservadora de instrumentos financeiros, administram sua exposição cambial para equalizar suas obrigações indexadas ao dólar, representadas, em 30 de setembro de 2005 e 30 de junho de 2005, substancialmente por operações de ACC e contas a pagar de fornecedores no exterior, com a equiparação do montante de ativos indexados em dólar.

Créditos e débitos com partes relacionadas referem-se, substancialmente, as operações comerciais normais entre as empresas, e não são decorrentes de repasses de financiamentos obtidos no mercado.

O valor contábil dos demais instrumentos financeiros ativos e passivos constantes das informações trimestrais em 30 de setembro de 2005, foi determinado de acordo com os critérios e as práticas contábeis divulgadas em notas explicativas específicas. A maioria desses instrumentos é de curto prazo e seus valores contábeis estão próximos de seus valores de mercado.

9. Resultado não operacional

	30/09/2005	30/09/2004
Perda de capital	-	(330)
Perdas com negócios descontinuados	(1.563)	(2.924)
Reversão de provisão - controlada Tecob	1.665	-
Outros	-	(109)
	102	(3.363)

10. Prejuízos fiscais e base negativa da contribuição social a compensar

A controladora apresenta prejuízos fiscais no valor de R$ 210.133 (R$ 207.253 em 30 de junho de 2005), base negativa de contribuição social de R$ 222.979 (R$ 219.663 em 30 de junho de 2005), sem prazo de prescrição, e diferenças temporárias no valor de R$ 11.238 (R$ 10.867 em 30 de junho de 2005).

A compensação dos prejuízos fiscais e da base negativa da contribuição social está limitada à base de 30% dos lucros tributáveis anuais, sem prazo de prescrição.

A controladora não têm imposto de renda e contribuição social ativado, em função de ser uma holding, e não gerar lucro tributável.

11. Demonstração dos fluxos de caixa – Método indireto

04.01 - NOTAS EXPLICATIVAS

Iochpe-Maxion S.A. e
Iochpe-Maxion S.A. e empresas controladas

Companhia aberta

Demonstrações dos fluxos de caixa - Método indireto

	Controladora		Consolidado	
	30/09/2005	30/09/2004	30/09/2005	30/09/2004
Fluxos de caixa das atividades operacionais				
Resultado do exercício	53.936	42.099	53.936	42.099
Ajustes para conciliar o resultado às disponibilidades geradas pelas atividades operacionais:				
Depreciação e amortização	10	28	19.987	17.989
Imposto de renda e contribuição social diferidos		23.600	6.403	6.179
Amortização de ágio em investimentos		2.016		2.016
Resultado na venda de ativos permanentes		54	402	21.855
Equivalência patrimonial	(62.263)	(72.607)		
Recebimento de lucros e dividendos de subsidiárias	17.042	12.619		
Variações nos ativos e passivos				
Aumento em contas a receber			(47.702)	(88.889)
Aumento nos estoques			(14.477)	(57.778)
Aumento em fornecedores			8.930	27.486
(Aumento) redução em outras contas a receber	21.241	56.859	(21.169)	(8.949)
Aumento (redução) em contas a pagar e provisões	2.874	(32.437)	(24.484)	44.197
Aumento no imposto de renda e contribuição social			19.720	5.687
Disponibilidades líquidas geradas pelas atividades operacionais	**32.840**	**32.231**	**1.547**	**11.893**
Fluxos de caixa das atividades de investimentos				
Compras de imobilizado	(4)	(11)	(58.614)	(33.951)
Disponibilidades líquidas aplicadas nas atividades de investimentos	**(4)**	**(11)**	**(58.614)**	**(33.951)**
Fluxos de caixa das atividades de financiamentos				
Integralização de capital				
Pagamento de lucros dividendos	(16.098)		(16.098)	
Empréstimos tomados			112.656	114.043
Pagamentos de empréstimos/debêntures	(28.214)	(23.714)	(92.969)	(75.829)
Juros recebidos de empréstimos				
Juros pagos por empréstimos			(3.123)	(2.787)
Disponibilidades líquidas geradas pelas (aplicadas nas) atividades de financiamentos	**(44.312)**	**(23.714)**	**467**	**35.427**
Demonstração do aumento (redução) nas disponibilidades	**(11.476)**	**8.506**	**(56.600)**	**13.369**
No início do exercício	14.812	4.745	73.926	12.653
No fim do exercício	3.336	13.251	17.326	26.022

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

VIDE COMENTÁRIO DO DESEMPENHO CONSOLIDADO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2005	4 - 30/06/2005
1	Ativo Total	689.783	744.857
1.01	Ativo Circulante	390.186	454.240
1.01.01	Disponibilidades	17.326	30.567
1.01.01.01	*Caixa e bancos*	14.315	28.947
1.01.01.02	Aplicações financeiras	3.011	1.620
1.01.02	Créditos	178.859	203.226
1.01.02.01	Clientes	170.239	193.015
1.01.02.02	Devedores por venda de ativos	246	246
1.01.02.03	Adiantamento a fornecedores	5.960	7.582
1.01.02.04	Outros	2.414	2.383
1.01.03	Estoques	163.831	182.150
1.01.04	Outros	30.170	38.297
1.01.04.01	Impostos a recuperar	25.920	30.754
1.01.04.02	Despesas antecipadas	532	972
1.01.04.03	Imposto de renda diferido	3.718	6.571
1.02	Ativo Realizável a Longo Prazo	79.543	80.303
1.02.01	Créditos Diversos	4.504	4.021
1.02.01.01	Clientes	4.504	4.021
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	75.039	76.282
1.02.03.02	Impostos a recuperar	28.204	29.734
1.02.03.03	Imposto de renda diferido	40.090	40.090
1.02.03.04	Depósitos compulsórios e judiciais	6.745	6.458
1.03	Ativo Permanente	220.054	210.314
1.03.01	Investimentos	210	210
1.03.01.01	Participações em Coligadas	125	125
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	85	85
1.03.02	Imobilizado	216.700	206.675
1.03.03	Diferido	3.144	3.429

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2005	4 - 30/06/2005
2	Passivo Total	689.783	744.857
2.01	Passivo Circulante	284.449	383.133
2.01.01	Empréstimos e Financiamentos	72.476	120.427
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	77.235	92.676
2.01.04	Impostos, Taxas e Contribuições	28.608	25.624
2.01.05	Dividendos a Pagar	50	77
2.01.06	Provisões	59.568	59.382
2.01.06.01	Comissões	1.886	2.796
2.01.06.02	Salários e encargos sociais	35.086	32.054
2.01.06.03	Garantia e revisões	1.114	1.298
2.01.06.04	Contigências trabalhistas	4.349	3.608
2.01.06.05	Contigências fiscais	11.621	10.770
2.01.06.06	Outros	5.512	8.856
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	46.512	84.947
2.01.08.01	Revendedores e clientes	35.354	67.478
2.01.08.02	Parcelamento de impostos	1.044	1.003
2.01.08.03	Programa de Recuperação Fiscal - REFIS	1.376	4.926
2.01.08.04	Credores por aquisição de ativos	5.021	3.746
2.01.08.05	Outras	3.717	7.794
2.02	Passivo Exigível a Longo Prazo	164.960	143.403
2.02.01	Empréstimos e Financiamentos	105.635	85.713
2.02.02	Debêntures	0	0
2.02.03	Provisões	40.494	39.082
2.02.03.01	Contigências fiscais	40.494	39.082
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	18.831	18.608
2.02.05.01	Parcelamento de impostos	2.955	3.093
2.02.05.02	Programa de recuperação fiscal - REFIS	0	148
2.02.05.03	Credores por aquisição de ativos	13.654	14.411
2.02.05.04	Outros	2.222	956
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	205	191
2.05	Patrimônio Líquido	240.169	218.130
2.05.01	Capital Social Realizado	161.463	161.463
2.05.02	Reservas de Capital	0	0
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	24.770	24.770
2.05.04.01	Legal	2.044	2.044
2.05.04.02	Estatutária	22.726	22.726
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2005	4 -30/06/2005
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	53.936	31.897

ITIFICAÇÃO

M	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	IOCHPE-MAXION S.A.	61.156.113/0001-75

IONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

	2 - DESCRIÇÃO	3 - 01/07/2005 a 30/09/2005	4 - 01/01/2005 a 30/09/2005	5 - 01/07/2004 a 30/09/2004	6 - 01/01/2004 a 30/09/2004
	Receita Bruta de Vendas e/ou Serviços	472.298	1.380.529	370.279	931.972
	Deduções da Receita Bruta	(85.572)	(244.044)	(65.562)	(145.161)
	Receita Líquida de Vendas e/ou Serviços	386.726	1.136.485	304.717	786.811
	Custo de Bens e/ou Serviços Vendidos	(308.292)	(912.956)	(230.255)	(612.189)
	Resultado Bruto	78.434	223.529	74.462	174.622
	Despesas/Receitas Operacionais	(36.309)	(115.376)	(29.260)	(96.909)
	Com Vendas	(14.113)	(50.473)	(14.518)	(39.876)
	Gerais e Administrativas	(9.933)	(33.749)	(9.312)	(29.325)
	Financeiras	(11.483)	(29.149)	(3.190)	(26.437)
	Receitas Financeiras	814	2.405	(293)	409
	Despesas Financeiras	(12.297)	(31.554)	(2.897)	(26.846)
	Outras Receitas Operacionais	0	0	495	1.464
	Outras Despesas Operacionais	(780)	(2.005)	(2.735)	(2.735)
	Resultado da Equivalência Patrimonial	0	0	0	0
	Resultado Operacional	42.125	108.153	45.202	77.713
	Resultado Não Operacional	(5.026)	(15.073)	(15.798)	(20.110)
	Receitas	0	1.665	0	0
	Despesas	(5.026)	(16.738)	(15.798)	(20.110)
	Resultado Antes Tributação/Participações	37.099	93.080	29.404	57.603
	Provisão para IR e Contribuição Social	(12.189)	(32.684)	807	(9.719)
	IR Diferido	(2.854)	(6.403)	(2.788)	(6.179)
	Participações/Contribuições Estatutárias	0	0	0	0
	Participações	0	0	0	0
	Contribuições	0	0	0	0
	Reversão dos Juros sobre Capital Próprio	0	0	0	0

877

NTIFICAÇÃO

M	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	IOCHPE-MAXION S.A.	61.156.113/0001-75

MONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

	2 - DESCRIÇÃO	3 - 01/07/2005 a 30/09/2005	4 - 01/01/2005 a 30/09/2005	5 - 01/07/2004 a 30/09/2004	6 - 01/01/2004 a 30/09/2004
	Participações Minoritárias	(17)	(57)	(44)	(8)
	Lucro/Prejuízo do Período	22.039	53.936	27.379	41.697
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	53.232	53.232	2.661.615	2.661.615
	LUCRO POR AÇÃO	0,41402	1,01323	0,01029	0,01567
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

COMENTÁRIOS DO DESEMPENHO NO 3º TRIMESTRE DE 2005

No terceiro trimestre de 2005, a Iochpe-Maxion apresentou um lucro líquido de R$ 22,0 milhões (lucro por ação de R$ 0,41), 19,5% menor do que o lucro de R$ 27,4 milhões no mesmo período de 2004. A venda líquida no trimestre atingiu R$ 386,7 milhões, um crescimento de 26,9%, enquanto que o lucro operacional (EBIT) chegou a R$ 53,6 milhões, um aumento de 10,8% e a geração de caixa bruta (EBITDA) atingiu R$ 60,6 milhões, um crescimento de 9,3%, sempre comparando o terceiro trimestre de 2005 com o mesmo período de 2004.

O destaque positivo foi o crescimento das vendas, resultado da expansão da exportação de equipamentos ferroviários e fundidos industriais para o mercado norte-americano, do crescimento do mercado nacional de equipamentos ferroviários e do aumento da produção brasileira de veículos comerciais, impulsionada pelas exportações das montadoras. Cabe ressaltar a recuperação das margens em relação ao trimestre anterior, resultando no crescimento do lucro líquido de 31% neste terceiro trimestre em relação ao segundo trimestre de 2005.

O destaque negativo foi novamente a valorização do Real, mesmo em relação ao trimestre anterior, que afetou a rentabilidade das exportações, reduzindo a margem bruta em relação ao mesmo período de 2004.

Nos primeiros nove meses de 2005, o lucro líquido atingiu R$ 53,9 milhões (lucro por ação de R$ 1,01), superior em 29,4% ao lucro líquido de R$ 41,7 milhões no mesmo período de 2004. A venda líquida atingiu R$ 1.136,5 milhões, um crescimento de 44,4%, enquanto que o lucro operacional (EBIT) chegou a R$ 137,3 milhões, um aumento de 31,8% e a geração de caixa bruta (EBITDA) atingiu R$ 157,3 milhões, um crescimento de 24,4%, sempre comparando os primeiros nove meses de 2005 com o mesmo período de 2004.

Mercado

A produção brasileira de veículos e máquinas agrícolas apresentou o seguinte comportamento:

Segmento	Produção brasileira de veículos e máquinas agrícolas (em mil unidades, exceto variação)						
	Terceiro trimestre				Nove Meses		
	2005	2004	Var. (%)		2005	2004	Var. (%)
Automóveis	493,9	468,7	5,4		1.448,7	1.303,7	11,1
Utilitários	98,9	83,0	19,1		269,4	224,9	19,8
Caminhões	30,2	29,1	3,7		88,7	79,5	11,6
Ônibus	9,8	7,7	26,4		28,1	21,4	31,0
Total veículos	632,8	588,6	7,5		1.834,9	1.629,6	12,6
Máquinas agrícolas	14,2	18,9	(24,7)		43,4	53,0	(18,1)

Fonte: Anfavea

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As exportações brasileiras de veículos e máquinas agrícolas tiveram o seguinte comportamento:

Segmento	Exportações brasileiras de veículos e máquinas agrícolas (em mil unidades, exceto variação)						
	Terceiro trimestre				Nove Meses		
	2005	2004	Var. (%)		2005	2004	Var. (%)
Automóveis	154,5	147,1	5,0		457,6	363,2	26,0
Utilitários	38,1	28,5	33,5		105,8	76,6	38,2
Caminhões	10,3	7,3	41,4		25,5	19,2	33,0
Ônibus	5,6	3,3	72,6		14,5	8,1	78,7
Total veículos	208,6	186,3	12,0		603,5	467,1	29,2
Máquinas agrícolas	7,6	8,5	(11,1)		24,6	23,2	6,0

Fonte: Anfavea

O mercado brasileiro de equipamentos ferroviários apresentou o seguinte comportamento:

Segmento	Mercado brasileiro de equipamentos ferroviários						
	Terceiro trimestre				Nove Meses		
	2005	2004	Var. (%)		2005	2004	Var. (%)
Vagões de carga (unid.)	2.223	1.579	40,8		5.495	4.195	31,0
Fundidos ferroviários (ton.)	1.613	700	130,4		4.300	2.700	59,3
Rodas ferroviárias (unid.)	17.985	13.600	32,2		41.100	30.400	35,2

Fonte: Estimativa Amsted Maxion

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Venda líquida - R$ milhões

Empresas	Mercado	3° trim. 2005	3° trim. 2004	Var. 3°T2005/ 3°T2004 (%)	9 meses 2005	9 meses 2004	Var. 9M2005/ 9M2004 (%)
Maxion Sistemas Automotivos - Divisão Rodas e Chassis	Interno	176,5	148,2	19,1	543,7	379,8	43,2
	Externo	22,9	25,0	(8,4)	84,2	70,0	20,3
	Total	199,4	173,2	15,1	627,9	449,8	39,6
Amsted-Maxion Fundição e Equipamentos Ferroviários	Interno	272,7	157,5	73,1	686,9	405,6	69,4
	Externo	55,3	31,6	75,0	184,7	57,9	219,0
	Total	328,0	189,1	73,5	871,6	463,5	88,0
Maxion Sistemas Automotivos - Divisão Comp. Automotivos	Interno	23,0	37,0	(37,8)	72,3	104,7	(30,9)
	Externo	0,3	-	-	0,5	0,6	(16,7)
	Total	23,3	37,0	(37,8)	72,8	105,3	(30,9)
(-) Ajustes de consolidação: 50% da Amsted-Maxion Fundição e Equipamentos Ferroviários	Interno	(136,4)	(78,8)		(343,5)	(202,8)	
	Externo	(27,7)	(15,8)		(92,4)	(29,0)	
	Total	(164,0)	(94,6)		(435,8)	(231,8)	
Iochpe-Maxion Consolidado	Interno	**335,9**	**263,9**	**27,3**	**959,5**	**687,3**	**39,6**
	Externo	**50,9**	**40,8**	**24,6**	**177,1**	**99,5**	**77,9**
	Total	**386,7**	**304,7**	**26,9**	**1.136,5**	**786,8**	**44,4**

Exportação

No terceiro trimestre de 2005, as exportações da Iochpe-Maxion atingiram US$ 23,6 milhões, um crescimento em Dólares de 67,4%, enquanto que nos primeiros nove meses as exportações atingiram US$ 69,7 milhões, um crescimento em Dólares de 107,4%, sempre em relação ao mesmo período do ano anterior. O maior crescimento se deu na exportação de equipamentos ferroviários e fundidos industriais para o mercado Norte-Americano.

Subsidiárias e "joint venture"

A **Divisão Rodas e Chassis** da **Maxion Sistemas Automotivos** (52% da venda líquida consolidada neste terceiro trimestre) obteve neste terceiro trimestre um crescimento de 15,1% em sua venda líquida em relação ao mesmo período do ano anterior, em função do aumento da produção nacional de ônibus, caminhões e utilitários, que foi impulsionada pelo crescimento das exportações das montadoras. Em contrapartida, a produção de máquinas agrícolas seguiu sua trajetória de queda, afetando a venda de rodas para este setor. Durante o trimestre foram concluídos contratos que representarão vendas anuais adicionais de aproximadamente R$ 14,5 milhões, com destaque para a exportação de rodas rodoviárias.

A **Divisão Componentes Automotivos** da **Maxion Sistemas Automotivos** (6% da venda líquida consolidada neste terceiro trimestre) registrou neste terceiro trimestre uma redução de 37,8% em sua venda líquida em relação ao mesmo período do ano anterior, por conta da venda dos ativos relacionados ao negócio de levantadores de vidro que representava 51% da venda líquida da Divisão no terceiro trimestre de 2004.

A **Amsted-Maxion Fundição e Equipamentos Ferroviários** (42% da venda líquida consolidada neste terceiro trimestre) obteve neste terceiro trimestre um crescimento de 73,5% em sua venda

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

líquida em relação ao mesmo período do ano anterior, por conta do forte crescimento da exportação de equipamentos ferroviários e fundidos industriais e do mercado nacional de equipamentos ferroviários.

Desempenho financeiro - Terceiro Trimestre de 2005

Venda líquida

A venda líquida consolidada atingiu R$ 386,7 milhões no terceiro trimestre de 2005, um avanço de 26,9% em relação ao mesmo período do ano anterior. Este desempenho é resultado do crescimento das exportações de equipamentos ferroviários e fundidos industriais, da expansão do mercado nacional de equipamentos ferroviários e da produção brasileira de veículos comerciais, impulsionada pelas exportações das montadoras.

Lucro bruto

O lucro bruto chegou a R$ 78,4 milhões no terceiro trimestre de 2005, ou 20,3% da venda líquida (24,4% no terceiro trimestre de 2004). Da redução de 4,1 pontos percentuais na margem bruta, 2,9 pontos percentuais decorrem da perda de margem nas exportações, em razão da valorização do Real (câmbio médio de R$ 2,3255 no terceiro trimestre de 2005, contra R$ 2,9397 no mesmo período de 2004). Cabe ressaltar a recuperação da margem bruta neste terceiro trimestre em relação ao segundo trimestre de 2005 (20,3% versus 18,5%), mesmo em um cenário cambial ainda mais adverso que no trimestre anterior.

Despesas operacionais

As despesas operacionais no terceiro trimestre de 2005 atingiram R$ 24,8 milhões (R$ 26,1 milhões no mesmo período de 2004), ou 6,4% da venda líquida (8,6% no terceiro trimestre de 2004). A variação do valor absoluto em relação ao mesmo período do ano anterior deveu-se à redução das outras despesas operacionais de R$ 2,2 milhões no terceiro trimestre de 2004 (predominantemente complementação de provisão para contencioso tributário) para R$ 0,8 milhão no mesmo período de 2005. Já a redução do percentual sobre a venda líquida é resultado da expansão das vendas, sem que houvesse aumento proporcional nas despesas com vendas e administrativas.

Despesa financeira líquida

A despesa financeira líquida atingiu R$ 11,5 milhões no terceiro trimestre de 2005 (R$ 3,2 milhões no mesmo período de 2004), influenciada negativamente pelo efeito da valorização do Real no valor de R$ 0,1 milhão (efeito positivo de R$ 5,3 milhões em 2004) e pelo aumento da dívida líquida que passou de R$ 115,0 milhões em setembro de 2004 para R$ 160,8 milhões em setembro de 2005 (vide razões para crescimento da dívida líquida no item "Liquidez e Endividamento"). A exposição cambial líquida ao final do terceiro trimestre de 2005 era uma posição ativa de US$ 1,0 milhão.

Resultado não operacional

No terceiro trimestre de 2005, o resultado não operacional foi negativo em R$ 5,0 milhões (1,3% da venda líquida), em função de despesas e provisões originadas em negócios descontinuados, contra um resultado negativo de R$ 15,8 milhões no mesmo período de 2004 (5,2% da venda líquida), cujo principal componente foi a baixa de ágio e fundo de comércio, por conta de reestruturação societária e operacional realizada naquele trimestre.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Imposto de renda e contribuição social

O imposto de renda e a contribuição social atingiram R$ 15,1 milhões neste trimestre (R$ 2,0 milhões no mesmo período de 2004), diante do lucro antes do imposto de renda de R$ 37,1 milhões (R$ 29,4 milhões no mesmo período de 2004). O imposto de renda e contribuição social do terceiro trimestre de 2004 foi positivamente afetado em R$ 13,6 milhões, pela constituição de imposto de renda diferido e aproveitamento de prejuízos fiscais decorrentes de reestruturação societária e operacional realizada naquele trimestre.

Geração de caixa bruta (EBITDA)

Reconciliação EBITDA	R$ milhões
Resultado operacional após a despesa financeira líquida	42,1
(+) Despesa financeira líquida	11,5
(+) Depreciação	6,6
(+) Amortização	0,4
(=) EBITDA	60,6

O EBITDA apresentou neste terceiro trimestre de 2005 um aumento de 9,3% em relação ao valor obtido no mesmo período do ano anterior, atingindo R$ 60,6 milhões. Como participação da venda líquida, o EBITDA ficou em 15,7%, um desempenho inferior aos 18,2% do terceiro trimestre de 2004 (os itens "Lucro Bruto" e "Despesas Operacionais" explicitam as razões desta redução).

Capital de giro

No terceiro trimestre de 2005, o capital de giro permaneceu estável na comparação com o segundo trimestre de 2005, em razão das reduções em contas a receber e estoques, acompanhadas da redução de contas a pagar a fornecedores e adiantamento de clientes, conforme demonstrado no quadro a seguir.

Capital de giro – 3T05 x 2T05	**R$ milhões**
Redução nas contas a receber	(22,8)
Redução nos estoques	(18,3)
Redução nos impostos a recuperar/recolher/REFIS	(5,5)
Redução nas contas a pagar a fornecedores	15,4
Aumento em salários e encargos	(3,0)
Redução em adiantamentos de clientes	32,1
Outros ativos/passivos circulantes	2,1
Aumento no capital de giro	----

Investimentos

Ao longo do terceiro trimestre de 2005, os investimentos no desenvolvimento de novos produtos, no aumento de capacidade produtiva e na modernização do parque industrial atingiram R$ 14,0 milhões (R$ 13,6 milhões no mesmo período de 2004). Nos primeiros nove meses de 2005, os investimentos chegaram a R$ 58,6 milhões contra R$ 34,0 milhões no mesmo período de 2004. Deste montante, R$ 21,0 milhões referem-se à aquisição, realizada pela Amsted-Maxion em maio de 2005, do ativo imobiliário da fábrica de vagões de Hortolândia, que até então vinha sendo alugado.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Liquidez e endividamento

As disponibilidades financeiras, ao final de setembro de 2005, atingiram R$ 17,3 milhões, sendo a totalidade registrada no curto prazo. As aplicações financeiras em Dólares representavam cerca de 17% da disponibilidade total nesta data.

O endividamento bancário bruto consolidado atingiu, na mesma data, o montante de R$ 178,1 milhões, sendo R$ 72,5 milhões no curto prazo e R$ 105,6 milhões registrados no longo prazo. Os principais indexadores deste endividamento são a TJLP com 61% do valor bruto total, seguida pelo Dólar com 25%, CDI com 11% e IGP-M com 3%.

O endividamento bancário líquido consolidado atingiu R$ 160,8 milhões em setembro de 2005 (R$ 151,3 milhões em setembro de 2004 e R$ 175,6 milhões em junho de 2005). A posição do endividamento líquido ao longo do ano vem refletindo o crescimento das vendas e seus efeitos na formação do capital de giro. A relação entre este valor e o EBITDA dos últimos 12 meses ficou em 0,9x em setembro de 2005, inferior à relação de 1,1x em setembro de 2004 e à relação de 1,0x em junho de 2005. A posição do endividamento bancário líquido consolidado em setembro de 2005 foi afetada em R$ 8,3 milhões por conta do ingresso de antecipações relativas aos contratos de venda de vagões ferroviários para entrega em 2005 (antecipação de R$ 29 milhões em junho de 2005 e de R$ 41,7 milhões em setembro de 2004).

Fato Relevante de 04 de Outubro de 2005

A IOCHPE MAXION S.A. informou ao mercado que seus acionistas BNDES Participações S.A. – BNDESPAR ("BNDESPAR") e Fundo de Participação Social – FPS ("FPS") comunicaram à Companhia a intenção de realizar uma oferta pública de distribuição de parte relevante de sua carteira de ações preferenciais de emissão da IOCHPE–MAXION S.A., com previsão de esforço de vendas para investidores estrangeiros qualificados ("Oferta Pública").

As características da Oferta Pública serão definidas pela BNDESPAR e pelo FPS, em conjunto com as instituições que atuarão, em consórcio, como coordenadores da distribuição.

A realização da Oferta Pública estará ainda sujeita a prévio registro na Comissão de Valores Mobiliários – CVM e à aprovação da respectiva documentação pelas autoridades competentes.

As demais informações pertinentes à Oferta Pública serão divulgadas ao mercado oportunamente, de acordo com a legislação em vigor.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Adesão ao Nível 1 de Governança Corporativa da Bovespa

Em 21 de Setembro, o Conselho de Administração autorizou a Diretoria a celebrar o Contrato de Adesão de Práticas Diferenciadas de Governança Corporativa – Nível 1, entre a Companhia e a Bolsa de Valores de São Paulo, bem como praticar todos os atos necessários para a formalização da referida adesão ao Nível 1.

Mercado de capitais

Nos primeiros nove meses de 2005, a Iochpe-Maxion apresentou um volume médio diário de negociação na Bolsa de Valores de São Paulo (Bovespa: MYPK3 e MYPK4) de R$ 305,3 mil (R$ 267,2 mil nos primeiros nove meses de 2004) e um número médio diário de 13 negócios (17 nos primeiros nove meses de 2004).

As ações preferenciais encerraram o terceiro trimestre de 2005 cotadas a R$ 14,64, uma queda de 1,7% no ano, enquanto que as ações ordinárias tiveram queda de 10,2% no acumulado do ano até setembro, cotadas a R$ 11,00, totalizando uma capitalização (*market cap*) de R$ 712,2 milhões. Em 30 de setembro de 2005, o valor patrimonial da Iochpe-Maxion era de R$ 4,51 por ação. O lucro por ação no terceiro trimestre de 2005 atingiu R$ 0,41, enquanto que no acumulado até setembro de 2005 chegou a R$ 1,01.

O site de relações com investidores da Iochpe-Maxion (www.iochpe-maxion.com.br) contém informações completas sobre a Companhia, incluindo, entre outros, os relatórios anual e social de 2004, relatórios trimestrais, demonstrações financeiras, apresentações e notícias.

NTIFICAÇÃO

/M	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	IOCHPE-MAXION S.A.	61.156.113/0001-75

RTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

ZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
MPRESA	8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
HPE HOLDINGS LLC	. . / -	FECHADA CONTROLADA	100,00	21,13
COMERCIAL, INDUSTRIAL E OUTRAS	1		1	
ION COMPONENTES ESTRUTURAIS LTDA	01.599.435/0001-67	FECHADA CONTROLADA	99,99	77,42
ORA	117.598		117.598	
ION SISTEMAS AUTOMOTIVOS S.A.	00.736.859/0001-63	INVESTIDA DA CONTROLADA/COLIGADA	99,90	6,33
COMERCIAL, INDUSTRIAL E OUTRAS	131.211		131.211	
STED-MAXION FUNDIÇÃO EQUIP.FERROV.S.A.	01.599.436/0001-01	FECHADA CONTROLADA	50,00	13,25
COMERCIAL, INDUSTRIAL E OUTRAS	2.710.015		2.710.015	

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Relatório dos auditores independentes sobre revisão especial

Ao
Conselho de Administração e aos Acionistas da
Iochpe-Maxion S.A.
São Paulo - SP

Efetuamos uma revisão especial das Informações Trimestrais (ITR) da Iochpe-Maxion S.A. e dessa Companhia e de suas controladas (informações consolidadas) referentes ao trimestre findo em 30 de setembro de 2005, compreendendo o balanço patrimonial, a demonstração do resultado, o relatório de desempenho e as informações relevantes, preparados de acordo com as práticas contábeis adotadas no Brasil e normas expedidas pela Comissão de Valores Mobiliários.

Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo IBRACON - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, em: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da Companhia e de suas controladas, quanto aos principais critérios adotados na elaboração das Informações Trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e as operações da Companhia e de suas controladas.

Baseados em nossa revisão especial, não temos conhecimento de qualquer modificação relevante que deva ser feita nas Informações Trimestrais acima referidas para que estas estejam de acordo com as práticas contábeis adotadas no Brasil e condizentes com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais obrigatórias.

21 de outubro de 2005

KPMG Auditores Independentes
CRC 2SP014428/O-6

Roberto Vilela Resende
Contador CRC 1MG047618/O-5-T-SP

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR - INFORMAÇÕES TRIMESTRAIS Data-Base - 30/09/2005 Legislação Societária
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION S.A.	61.156.113/0001-75

ÍNDICE

File no.
82-3722

IOCHPE-MAXION S.A.
Taxpayers number 61.156.113/0001-75
State number 35.300.014.022
Publicly Traded Company

Minutes of the Board of Directors Meeting of March 23, 2005

DATE AND PLACE: March 23, 2005, 11:00 am, at the Company's headquarters, located at Rua Luigi Galvani, 146 – 13th floor, in the City of São Paulo, State of São Paulo.

ATTENDANCE: Board Members: Caio Marcio de Ávila Martins Pinhão; Daniel Ioschpe; Geraldo Hess; Iboty Brochmann Ioschpe; Ivoncy Brochmann Ioschpe; Mauro Knijnik; Mauro Litwin Iochpe and Nildemar Secches.

MEETING OFFICERS: IVONCY BROCHMANN IOSCHPE - President
MAGDA PREVIERO - Secretary

DECISIONS: Taken by unanimous vote:

I – to elect, as Chairman of the Board of Directors until the first Board of Directors meeting after the Ordinary Shareholder Meeting of 2006: **IVONCY BROCHMANN IOSCHPE**, Brazilian, married, business administrator, living at São Paulo - SP, Alameda Ministro Rocha Azevedo, 456, 11º andar, cj."C", ID number 36.597.949-1-SSP/SP and taxpayer number 000.922.900-00;

II – to elect, as members of the Executive Office, with a mandate until the first Board of Directors Meeting after the next Annual Shareholder Meeting of 2005: 2.1. Chief Executive Officer: **DAN IOSCHPE**, Brazilian, married, business administrator, living in São Paulo -SP, at Rua Luigi Galvani, 146, 13th floor, ID number 3.018.532.915-SSP/RS and taxpayer number 439.240.690-34; 2.2. Officers: **OSCAR ANTÔNIO FONTOURA BECKER**, Brazilian, married, business administrator, living in São Paulo -SP, at Rua Luigi Galvani, 146, 13th floor, ID number 7.019.927.446-SSP/RS and taxpayer number 113.713.660-04; **MARCOS LUCHESE**, Brazilian, married, engineer, living in Contagem - MG, at Rua Haeckel Ben Hur Salvador, 100, ID number 1008970665-SSP/RS and taxpayer number 439.952.680-72 and **ARMANDO ULBRICHT JUNIOR,** Brazilian, married, engineer, living in Cruzeiro - SP, at Rua Dr. Othon Barcellos, 83, ID number 4.407.328-SSP/SP and taxpayer number 714.957.388-68;

III – to inform that the Officer **OSCAR ANTÔNIO FONTOURA BECKER**, as qualified above, will act as Investor Relation Director, according to Instruction number 309, of June 10, 1999, of Comissão de Valores Mobiliários (Brazilian Securities Exchange Comission);

CLOSING OF THE MEETING: Minutes read and approved by the members of the Board of Directors.

The elected officers declare that they do not incurred in any crime listed in the law that prevent them to perform any business activity.

São Paulo, March 23, 2005.

Ivoncy Brochmann Ioschpe President	Magda Previero Secretary
Caio Márcio Ávila Martins Pinhão Member	Mauro Litwin Iochpe Member
Daniel Ioschpe Member	Geraldo Hess Member
Nildemar Secches Member	Iboty Brochmann Ioschpe Member
Mauro Knijnik Member	

FILE NO.
82-3722

IOCHPE-MAXION

IOCHPE-MAXION S.A.

INFORM TO THE MARKET

Iochpe-Maxion informs that its joint-venture Amsted Maxion has concluded negotiations to sell 436 railway freight cars to MRS Logística S.A. The deliveries are scheduled to period from July to December 2005.

Adding this new order, the total order book sold by Amsted Maxion reaches at this moment 7,369 units, as 5,993 to delivery in 2005 and 1,376 to delivery in 2006, amounting to approximately R$ 1.150 billion.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., Brazilian leader in the railway equipment segment, is a joint-venture (50%/50%) between Iochpe-Maxion and Amsted.

São Paulo, April 15, 2005

Oscar A. F. Becker
Investor Relations Director

FILE NO. 82-3722

IOCHPE-MAXION

IOCHPE-MAXION S.A.

INFORM TO THE MARKET

Iochpe-Maxion informs that its joint-venture Amsted Maxion has concluded negotiations to sell an additional 604 railway freight cars to the following customers:

- MRS Logística S.A. – 280 cars
- Companhia Vale do Rio Doce – 274 cars
- Comilog S.A. (Gabão) – 50 cars

Adding these new orders, the total order book sold by Amsted Maxion reaches at this moment 7,718 units, as 6,417 to delivery in 2005 and 1,301 to delivery in 2006, amounting to approximately R$ 1.280 billion.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., Brazilian leader in the railway equipment segment, is a joint-venture (50%/50%) between Iochpe-Maxion and Amsted.

São Paulo, June 24, 2005

Oscar A. F. Becker
Investor Relations Director

File No 82-3722

IOCHPE-MAXION

Iochpe-Maxion releases 2005 first quarter results

São Paulo, May 3rd, 2005

Iochpe-Maxion S.A. – Consolidated Figures

Bovespa - Ticker: MYPK3 (Common) and MYPK4 (Preferred) / ADR-OTC - Ticker: IOCJY (Preferred)

Net sales: R$ 352.6 million
Gross profit: R$ 71.5 million
Earnings before interest and taxes (EBIT): R$ 41.3 million
Earnings after financial result: R$ 32.6 million
Net income: R$ 15.1 million
Gross cash generation (EBITDA): R$ 47.7 million
Net bank debt : R$ 157.8 million
Capital expenditures: R$ 11.8 million

Iochpe-Maxion ends the first quarter of 2005 with a net income of R$ 15.1 million and strong growth in sales.

Iochpe-Maxion recorded net income of R$ 15.1 million in the first quarter of 2005, performance that represents an important increase compared to the net income of R$ 2.1 million in the same period of last year. The net sales amounted to R$ 352.6 million, an increase of 65.6% over the first quarter of 2004, reflecting increases in Brazilian production on trucks, buses, light commercial vehicles and railroad equipment. It is worth mentioning the performance on exports that reached US$ 22.7 million, representing an expansion of 134% over the first three months of 2004.

Comparing the first quarter of 2005 and the same period of 2004, the earnings before interest and taxes (EBIT) stood at R$ 41.3 million, an increase of 126%, while the gross cash generation (EBITDA) amounted to R$ 47.7 million, an increase of 84.5%. The net bank debt reached R$ 157.8 million, resulting in a ratio between net bank debt and EBITDA for the last 12 months of 0.9x, lower than the ratio of 1.6x obtained in March 2004.

IOCHPE-MAXION

Iochpe-Maxion

Iochpe-Maxion, a publicly traded company since 1984, has its roots in the Iochpe Group, which started activities in the timber industry in Brazil's state of Rio Grande do Sul in 1918. After several decades of business diversification, the conglomerate shifted its focus in the late 1990s to the auto parts and railroad equipment businesses. Iochpe-Maxion currently has two main subsidiaries, both leaders in their industries: Maxion Sistemas Automotivos Ltda. (which operates with the Wheel and Chassis Division and the Automotive Component Division), and Amsted Maxion Fundição e Equipamentos Ferroviários S.A. These companies have five plants in the cities of Cruzeiro, Osasco and Hortolândia, in the state of São Paulo; and in Contagem, in the state of Minas Gerais. Iochpe-Maxion's parent companies are Companhia Iochpe and BNDESpar, both represented on the Board of Directors.

The Iochpe-Maxion investor relations website (www.iochpe-maxion.com.br) contains comprehensive information about the company, including quarterly financial statements, presentations and releases.

Contact:

Marcio Fenelon
fenelon@iochpe.com.br
Iochpe-Maxion S.A.
Investor Relations
Phone: 55 11 5508-3843 / Fax: 55 11 5506-7353

Journalist in charge: José Carlos Bicev – MTB 16.811

FILE NO 82-3722

Comments on the Performance

2005

2nd QUARTER

IOCHPE-MAXION

IOCHPE-MAXION RECORDED A PROFIT OF R$ 16.8 MILLION IN THE SECOND QUARTER OF 2005

São Paulo, July 28th, 2005

Iochpe-Maxion S.A. – Consolidated Figures

Bovespa – Ticker: MYPK3 (common) e MYPK4 (preferred)/ADR-OTC – **Ticker:** IOCJY (preferred)

Net Sales: R$ 397.2 million
Gross Profit: R$ 73.6 million
Earnings before Interest and Taxes (EBIT): R$ 42.4 million
Operational Profit after Financial Expenses: R$ 33.5 million
Net Income: R$ 16.8 million
Earnings per Share (EPS): R$ 0.32
Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA): R$ 49.0 million
Net Bank Debt: R$ 179.7 million
Capital Expenditures: R$ 32.8 million

Iochpe-Maxion recorded a net income of R$ 16.8 million in the second quarter of 2005 that, compared to the net income of R$ 12.2 million in the same period of last year, represented a growth of 37.3%. Net sales reached R$ 397.2 million, an increase of 47.5% over the second quarter of 2004, reflecting the expansion of the Brazilian railway equipment market and the increase in the Brazilian production of trucks, buses and light commercial vehicles. It is worth mentioning the performance in exports that reached US$ 23.4 million in the second quarter of 2005, an increase in Dollar of 136% over the same period of last year.

Earnings before interest and taxes (EBIT) reached R$ 42.4 million in the second quarter of 2005, an increase of 13.2%, while the earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to R$ 49.0 million, an increase of 8.6%, in all cases comparing to the same period of last year. Earnings per share (EPS) reached R$ 0.32 in the second quarter, a growth of 39.1% over the same period of last year (R$ 0.23).

Iochpe-Maxion

Iochpe-Maxion, a publicly traded company since 1984, has its roots in the Iochpe Group, which started activities in the timber industry in Brazil's state of Rio Grande do Sul in 1918. After several decades of business diversification, the conglomerate shifted its focus in the late 1990s to the auto parts and railroad equipment businesses. Iochpe-Maxion currently has two main subsidiaries, both leaders in their industries: Maxion Sistemas Automotivos Ltda. (which operates with the Wheel and Chassis Division and the Automotive Component Division), and Amsted Maxion Fundição e Equipamentos Ferroviários S.A. These companies have five plants in the cities of Cruzeiro, Osasco and Hortolândia, in the state of São Paulo; and in Contagem, in the state of Minas Gerais. Iochpe-Maxion's parent companies are Companhia Iochpe and BNDESPAR, both represented on the Board of Directors.

The Iochpe-Maxion investor relations website at www.iochpe-maxion.com.br contains comprehensive information about the Company, including quarterly financial statements, presentations and releases.

Contact
Marcio Fenelon
fenelon@iochpe.com.br
Iochpe-Maxion S.A.
Investor Relations
Phone: 55 11 5508-3843/Fax: 55 11 5506-7353

File No. 82-3722

Press Release

2005

3rd QUARTER

IOCHPE-MAXION

IOCHPE-MAXION PRESENTS NET INCOME OF R$ 22.0 MILLION IN THE THIRD QUARTER OF 2005

São Paulo, November 3rd, 2005

Iochpe-Maxion S.A. – Consolidated Figures

Bovespa – Ticker: MYPK3 (ON) and MYPK4 (PN) / ADR-OTC – **Ticker:** IOCJY (PN)

2005 Third Quarter

Net Sales: R$ 386.7 million
Gross Profit: R$ 78.4 million
Earnings Before Interest and Taxes (EBIT): R$ 53.6 million
Operational Result After Financial Expenses: R$ 42.1 million
Net Income: R$ 22.0 million
Earnings Per Share (EPS): R$ 0.41
Gross Cash Generation (EBITDA): R$ 60.6 million
Net Bank Debt: R$ 160.8 million
Capital Expenditures: R$ 14.0 million

Iochpe-Maxion recorded net income of R$ 22.0 million in the third quarter of 2005. Net sales in the third quarter amounted to R$ 386.7 million, up 26.9% over the third quarter of 2004, reflecting the increase of railway equipment and industrial castings exports to the US market, the local railway equipment market increase, and the growth of the Brazilian production of buses, light commercial vehicles and trucks. The Company's exports presented a strong growth, reaching US$ 23.6 million in the third quarter of 2005, up 67% in dollar terms over the same period of last year.

Earnings before interest and taxes (EBIT) amounted to R$ 53,6 million in the third quarter of 2005, up 10.8%, while gross cash generation (EBITDA) reached R$ 60.6 million, a growth of 9.3%, in all cases over the same period of last year. The earnings per share (EPS) stood at R$ 0.41 at the third quarter.

Iochpe-Maxion

Iochpe-Maxion, a publicly traded company since 1984, has its roots in the Iochpe Group, which started activities in the timber industry in Brazil's state of Rio Grande do Sul in 1918. After several decades of business diversification, the conglomerate shifted its focus in the late 1990s to the auto parts and railroad equipment businesses. Iochpe-Maxion currently has two main subsidiaries, both leaders in their industries: Maxion Sistemas Automotivos Ltda. (which operates with the Wheel and Chassis Division and the Automotive Component Division), and Amsted Maxion Fundição e Equipamentos Ferroviários S.A. These companies have five plants in the cities of Cruzeiro, Osasco and Hortolândia, in the state of São Paulo; and in Contagem, in the state of Minas Gerais. Iochpe-Maxion's parent companies are Companhia Iochpe and BNDESpar, both represented on the Board of Directors.

The Iochpe-Maxion investor relations website at www.iochpe-maxion.com.br contains comprehensive information about the company, including quarterly financial statements, presentations and releases.

Contact
Marcio Fenelon
fenelon@iochpe.com.br
Iochpe-Maxion S.A.
Investor Relations
Phone: 55 11 5508-3843/Fax: 55 11 5506-7353

FILE NO.
82-3722

IOCHPE-MAXION

IOCHPE-MAXION S.A.
Publicly Traded Company

Material Fact Announcement

Iochpe-Maxion S.A. informs that its Board of Directors has authorized the Officers to sign the Agreement of Adherence to Differentiated Practices of Corporate Governance – Level 1, between the Company and Bolsa de Valores de São Paulo, as well as to implement all legal actions necessary to the referred adoption of Level 1.

São Paulo, September 21, 2005

Oscar A. F. Becker
Investor Relations Director

FILE NO. 82-3722

IOCHPE-MAXION

COMMENTS ON THE PERFORMANCE IN THE FIRST QUARTER OF 2005

In the first quarter of 2005, Iochpe-Maxion showed a net income of R$ 15,1 million, compared to R$ 2,1 million of the same period of 2004. Net sales in the quarter reached R$ 352,6 million, a growth of 65,6%, while the EBIT stood at R$ 41,3 million, an increase of 126,0% and gross cash generation - EBITDA reached R$ 47,7 million, a growth of 84,5%, in all cases comparing the first quarter of 2005 and the same period of 2004.

Market

The performance of the Brazilian market of trucks, buses, light commercial vehicles and railroad equipment had an important contribution to the growth of the consolidated net sales. Although the best performance was achieved in exports, that surpassed the local market growth, even though they only account for 17,7% of the consolidated net sales in the first quarter of 2005. The downside was the performance of agricultural machinery.

Vehicles and Agricultural Machinery

The Brazilian production of vehicles and agricultural machinery had the following performance:

Segment	In thousand units, except variation		
	First Quarter		
	2005	2004	Var.05/04 (%)
Cars	451,4	405,4	11,4%
Light Commercial Vehicles	78,4	68,2	14,9%
Trucks	27,3	23,0	18,8%
Buses	8,2	6,0	37,1%
Vehicles – Total	565,4	502,6	12,5%
Agricultural Machinery	13,8	15,6	(11,6%)

Source: Anfavea

It is worth mentioning the strong growth of OEMs exports of buses, light commercial vehicles and trucks, showing increases of 92,6%, 40,6% and 27,9%, respectively, in the units exported in the first quarter of 2005 against the same period of last year.

Railroad Equipment

The Brazilian market of railroad equipment showed again a growth in the first quarter, presenting the following performance:

Segment	First Quarter		
	2005	2004	Var.05/04 (%)
Railroad Freight Cars (units)	1.375	1.053	30,6%
Railroad Wheels (units)*	9.009	6.535	37,9%
Railroad Castings (tons)*	1.046	768	36,2%

*Aftermarket only – does not include wheels and castings used in the production of new railroad cars
Source: Amsted Maxion estimates

Exports

In the first quarter of 2005, Iochpe-Maxion's exports reached US$ 22,7 million, a growth of 134,0% in Dollar terms (122,1% in Reais terms) over the same period of last year, highlighting Amsted-Maxion's performance, due to the export of railroad and industrial castings.

Net Sales – R$ million

Companies	Market	1st Quarter 2005	1st Quarter 2004	Var. 1Q2005/ 1Q2004 (%)
Maxion Sistemas Automotivos – Wheel and Chassis Division	Local	178,3	101,6	75,5%
	Export	32,6	22,8	43,0%
	Total	210,9	124,4	69,5%
Maxion Sistemas Automotivos – Automotive Components Division	Local	23,9	33,7	(29,1%)
	Export	0,1	0,2	(50,0%)
	Total	24,0	33,9	(29,2%)
Amsted-Maxion Fund. E Equip. Ferroviários	Local	176,0	99,1	77,6%
	Export	59,5	10,2	483,3%
	Total	235,5	109,3	115,5%
(-) Consolidation Adjustments: 50% of Amsted-Maxion Fund. Equip. Ferrov.	Local	(88,0)	(49,6)	
	Export	(29,8)	(5,1)	
	Total	(117,8)	(54,7)	
Iochpe-Maxion – Consolidated	Local	**290,2**	**184,8**	**57,0%**
	Export	**62,4**	**28,1**	**122,1%**
	Total	**352,6**	**212,9**	**65,6%**

SUBSIDIARY AND "JOINT VENTURE"

The **Wheel and Chassis Division** of **Maxion Sistemas Automotivos** presented in this first quarter a growth of 69,5% in its net sales compared to the same period of last year, due to the increase of the Brazilian production of buses, trucks and light commercial vehicles and due to the increase of the export amount. In this first quarter of 2005, the Division secured new export contracts of wheels, amounting to R$ 3,8 million in annual sales. In the beginning of the second quarter, the Company secured a new contract to supply, starting 2006, stamped parts to the Humvee vehicle of North-American AM General, amounting to approximately R$ 19,8 million in annual sales.

The **Automotive Components Division** of **Maxion Sistemas Automotivos** recorded in this quarter a decrease of 29,2% in its net sales compared to the same period of last year, due to the sale of the assets related to the window raiser mechanism that represented 49% of the Division's net sales in the first quarter of 2004.

The **Amsted-Maxion Fundição e Equipamentos Ferroviários** showed in this first quarter a growth of 115,5% in its net sales over the same period of lat year, due to the strong growth of the Brazilian railroad equipment market combined with the exports of castings. In the beginning of the second quarter, the Company secured a new contract to supply 436 railroad freight cars to MRS Logística S.A. Including this order, the total railroad freight cars sales orders reach at this date 7.369 units, being 5.993 scheduled to deliver in 2005 and 1.376 in 2006, amounting to sales of approximately R$ 1,150 billion.

Results – Financial Performance

Net Sales

The consolidated net sales reached R$ 352,6 million in the first quarter of 2005, an increase of 65,6% over the same period of last year. This performance is the result of impressive exports increase combined with growth on all Brazilian segments where the Company performs, highlighting the markets of railroad equipment, trucks and buses.

Gross Profit

The gross profit reached R$ 71,5 million in the first quarter of 2005, or 20,3% of net sales (18,2% in the first quarter of 2004). The growth of gross margin was due to the economies of scale as a result of the growth of units sold and due to the retroactive price increases. On the other hand, the gross margin was negatively affected by the Real appreciation on our exports and by new raw materials price increase during the quarter.

Operational Expenses

The operational expenses in the first quarter amounted to R$ 30,2 million, or 8,6% of net sales (9,6% in the first quarter of 2004). The increase in the Reais amount compared to the same period of last year was due to the growth of the variable sales expenses and wages increases.

Net Financial Expenses

The net financial expenses amounted to R$ 8,7 million in the first quarter of 2005 (R$ 8,6 million in the same period of 2004), due to the increase of the net debt and partially offset by the foreign exchange effect (a positive R$ 0,1 million in this quarter and a negative R$ 0,3 million in the same period of 2004).

Non-operational Result

In the first quarter of 2005, the non-operational result was a loss of R$ 5,3 million (1,5% of net sales), against a loss of R$ 1,6 million in the same period of 2004 (0,8% of net sales). The main items were adjustments of assets of disposed businesses.

Income Taxes and Social Contribution

Income taxes and social contribution reached R$ 12,2 million in this quarter (R$ 5,9 million in the same period of 2004), against the earnings before income taxes and social contribution of R$ 27,3 million (R$ 8,0 million in the same period of 2004). The effective tax rate reached 45% in the first quarter of 2005, lower than the 74% presented in the same period of 2004, as a result of the corporate restructuring performed in the third quarter of 2004.

Gross Cash Generation (EBITDA)

EBITDA Reconciliation	R$ million
Operational Result after Net Financial Result	32,6
(+) Net Financial Result	8,7
(+) Depreciation	5,9
(+) Amortization	0,5
(=) EBITDA	47,7

The EBITDA showed in the first quarter of 2005 an increase of 84,5% compared to the amount presented in the same period of last year, amounting to R$ 47,7 million. The EBITDA margin stood at 13,5% of net sales, better that the 12,1% of the first quarter of 2004 (explanations can be obtained in the items Gross Profit and Operational Expenses above). The last 12 months(LTM) EBITDA, at March 2005, reached R$ 177,3 million, compared to R$ 88,4 million at March 2004 and R$ 155,5 million at December 2004.

Working Capital

In the first quarter of 2005, the working capital increased by R$ 54,1 million, due to the net sales growth, resulting in important increases of account receivables and inventory.

Working Capital	**R$ million**
Increase of accounts receivable	51,7
Increase of inventories	11,1
Increase of accounts payable	(2,9)
Increase of recoverable taxes	(3,5)
Other current assets / liability	(2,3)
Increase of the working capital	54,1

Capital Expenditures

During the first quarter of 2005, the capital expenditures in production capacity increase and update and maintenance of the industrial sites amounted to R$ 11,8 million (R$ 8,3 million in the same period of 2004).

Liquidity and Debt

The consolidated cash and marketable securities, at the end of the first quarter of 2005, amounted to R$ 30,3 million, all of which recorded in the short term. The cash and marketable securities denominated in US Dollars represented 2% of the total in the same date.

The gross bank debt at the end of the first quarter stood at R$ 187,1 million, being R$ 145,0 million recorded in the short term and R$ 42,1 million recorded in the long term. The main denominations of this debt were the CDI (interest rate) representing 50% of the gross amount, followed by the Dollar with 28%, TJLP (government rate) with 19% and IGPM (inflation rate) with 3%. Consolidating all the liabilities and assets denominated in Dollars, the net foreign exposure at the end of the first quarter of 2005 was a liability position of US$ 10,9 million.

The consolidated net bank debt stood at R$ 157,8 million in March 2005 (R$ 142,8 million in March 204 and R$ 101,9 million in December 2004). The ration between net bank debt and LTM EBITDA reached 0,9x in March 2005, lower compared to the 1,6x of March 2004 and higher than the 0,6x of December 2004. The consolidated net bank debt in March 2005 was favored by R$ 18 million, due to the proceeds related to costumers advances on railroad freight cars sales in 2005 (favored by R$ 3 million in March 2004 and by R$ 43 million in December 2004).

Capital Market

Iochpe-Maxion's stock had 1.360 trades in the Bolsa de Valores de São Paulo (BOVESPA) during the first quarter of 2005, reaching a volume of 116,8 million shares traded, or an amount of R$ 34,6 million, representing an average daily volume of R$ 557,6 thousand.

The preferred shares ended the quarter at R$ 319,8 per thousand shares, an appreciation of 7,3% in the first 3 months of 2005, while the common shares increased its price by 12,2%, ending at R$ 275,00 per thousand shares, reaching a market capitalization of R$ 809,9 million. In March 31, 2005, the book value was R$ 75,65 per thousand shares.

IOCHPE-MAXION

The Annual Shareholder Meeting of lochpe-Maxion, of March 21, 2005, approved the dividends distribution amounting to R$ 16,1 million, or R$ 5,683938781 per thousand of common shares and R$ 6,252332659 per thousand of preferred shares, starting April 5, 2005, representing an yield of 2,3% and 2,1%, respectively, based on the prices at the end of 2004. The dividend calculation is based, according to the Company's by-laws, on 37% of the net income (minus any accumulated losses of previous years), with an additional of 10% to the preferred shares. At the end of 2003, lochpe-Maxion had accumulated losses of R$ 9,9 million.

In the Extraordinary Shareholder Meeting, at the same March 21, 2005, it was approved the reverse split of lochpe-Maxion's shares in the proportion of 50 shares to 1. lochpe-Maxion's shares have been traded "ex-reverse split" since April 25, 2005, including price by unit and standard quantity of 100 shares. The fractions left from the reverse split will be grouped and sold in an auction at Bovespa on May 9, 2005, and the resulting amount will be credited to the fraction holders.

The investor relations site of lochpe-Maxion (www.iochpe-maxion.com.br) presents complete information regarding the Company, including among others, the 2004 Annual Report, quarterly reports, financial statements, presentations and company's news.

IOCHPE-MAXION

CONSOLIDATED FINANCIAL STATEMENTS
BALANCE SHEET - THOUSAND OF BRAZILIAN REAIS

ASSETS	Mar/05	Mar/04
Short Term		
Cash and marketable securities	30.287	26.572
Accounts receivable	180.713	94.539
Inventories	160.479	103.006
Recoverable taxes	26.648	15.266
Other	18.833	17.047
	416.960	**256.430**
Long Term		
Marketable securities		3.029
Accounts receivable	4.533	4.833
Deferred income taxes	40.090	42.959
Other	29.872	17.879
	74.495	**68.700**
Permanent		
Investments	265	7.740
Plant, property and equipment	178.763	142.466
Deferred	3.736	14.201
	182.764	**164.407**
TOTAL ASSET	**674.219**	**489.537**

LIABILITY	Mar/05	Mar/04
Short Term		
Loans and bonds	144.965	89.110
Accounts payable	73.969	56.329
Customers' advances	69.558	8.303
Salaries, charges and other	25.403	17.551
Recoverable taxes	23.601	5.061
Miscelaneous provisions	15.067	14.675
Other	36.820	13.095
	389.383	**204.124**
Long Term		
Loans and bonds	42.148	83.276
Miscelaneous provisions	36.918	31.804
Other	4.246	16.563
	83.312	**131.643**
Minority Interest	**176**	**141**
Net Worth		
Paid-in capital	161.463	161.463
Profit reserves	24.770	
Accumulated results	15.115	(7.834)
	201.348	**153.629**
TOTAL LIABILITY	**674.219**	**489.537**

IOCHPE-MAXION

CONSOLIDATED FINANCIAL STATEMENTS
INCOME STATEMENT
THOUSAND OF BRAZILIAN REAIS

	January to March	
	2.005	2.004
Net sales	**352.579**	**212.872**
(-) Cost of Goods Sold	(281.082)	(174.195)
Gross profit	**71.497**	**38.677**
Operational Expenses		
Sales	(17.238)	(11.575)
Administrative and general	(12.202)	(9.770)
Other	(807)	918
	(30.247)	(20.427)
Earnings before interest and taxes - EBIT	**41.250**	**18.250**
Net financial expenses	(8.700)	(8.597)
Earnings after financial result	**32.550**	**9.653**
Non-operational result	**(5.284)**	**(1.634)**
Earnings before income taxes	**27.266**	**8.019**
Income taxes	(12.151)	(5.925)
Net income of the period	**15.115**	**2.094**
Earnings before interest, taxes, depreciation and amortization - EBITDA	**47.660**	**25.832**

FILE NO. 82-3722

1

2005

Comments on the Performance

2nd QUARTER

IOCHPE-MAXION

PERFORMANCE REPORT FOR THE SECOND QUARTER OF 2005

In the second quarter of 2005, Iochpe-Maxion reported a net income of R$ 16.8 million (earnings per share of R$ 0.32), 37.3% higher than the net income of R$ 12.2 million in the same period of 2004. Net sales in the quarter reached R$ 397.2 million, a growth of 47.5%, while the earnings before interest and taxes (EBIT) reached R$ 42.4 million, an increase of 13.2% and the gross cash generation (EBITDA) stood at R$ 49.0 million, an increase of 8.6%, always comparing the second quarter of 2005 against the same period of 2004.

The highlight was the strong growth of sales, as a result of the expansion of the Brazilian rail equipment market, of the increase of the Brazilian production of vehicles, boosted by the OEMs exports and of the growth of Iochpe-Maxion's exports, specially the exports of rail equipment to the North-American market.

The negative aspect was the strong appreciation of the Real, that affected the profitability of the exports, decreasing the gross margin compared to the same period of last year.

In the first half of 2005, the net income reached R$ 31.9 million (earnings per share of R$ 0.60), 122.8% higher that the net income of R$ 14.3 million in the same period of 2004. Net sales reached R$ 749.8 million, an increase of 55.5%, while the earnings before interest and taxes (EBIT) reached R$ 83.7 million, an increase of 50.1% and the gross cash generation (EBITDA) reached R$ 96.7 million, a growth of 36.3%, always comparing the first half of 2005 and the same period of 2004.

MARKET

The Brazilian production of vehicles and agricultural machinery had the following performance:

Brazilian Production of Vehicles and Agricultural Machinery (in thousand units, except for variation)

Segment	Second Quarter			First Half		
	2005	2004	Var. (%)	2005	2004	Var. (%)
Cars	503.4	428.6	17.4	954.8	834.0	14.5
Light Commercials	92.0	72.7	26.7	170.5	140.9	21.0
Trucks	31.2	27.2	14.5	58.5	50.2	16.5
Buses	10.2	7.8	30.5	18.3	13.7	33.4
Total Vehicles	636.7	536.3	18.7	1,202.1	1,038.8	15.7
Agricultural Machinery	15.4	17.9	(13.6)	29.2	33.5	(12.7)

Source: Anfavea



The Brazilian exports of vehicles and agricultural machinery had the following performance:

Brazilian Exports of Vehicles and Agricultural Machinery (in thousand units, except for variation)

Segment	Second Quarter			First Half		
	2005	2004	Var. (%)	2005	2004	Var. (%)
Cars	171.9	118.9	44.6	303.1	215.2	40.9
Light Commercials	37.6	25.3	48.4	67.7	46.8	44.8
Trucks	8.7	6.9	26.4	15.2	11.9	27.0
Buses	4.9	2.8	76.1	8.9	4.8	83.1
Total Vehicles	223.1	153.9	45.0	394.9	278.7	41.7
Agricultural Machinery	8.6	7.8	10.8	17.1	14.8	15.5

Source: Anfavea

The Brazilian market of rail equipment presented the following performance:

Brazilian Market of Rail Equipment

Segment	Second Quarter			First Half		
	2005	2004	Var. (%)	2005	2004	Var. (%)
Freight Railcars (units)	1,897	1,563	21.4	3,272	2,616	25.1
Rail Castings (tons)	1,641	1,200	36.8	2,687	2,000	34.4
Rail Wheels (units)	14,106	10,300	37.0	23,115	16,800	37.6

Source: Amsted Maxion estimation

Net Sales (R$ million)

Companies	Market	Second Quarter 2005	Second Quarter 2004	Var. 2Q2005/ 2Q2004 (%)	First Half 2005	First Half 2004	Var. 1H2005/ 1H2004 (%)
Maxion Sistemas Automotivos - Wheels and Chassis Division	Local	188.9	122.9	53.7	367.2	224.5	63.6
	Export	28.7	22.2	29.3	61.3	45.0	36.2
	Total	217.6	145.1	49.9	428.5	269.5	59.0
Amsted-Maxion Fundição e Equipamentos Ferroviários	Local	238.2	149.0	59.9	414.2	248.1	66.9
	Export	69.9	16.1	334.2	129.4	26.3	392.0
	Total	308.1	165.1	86.6	543.6	274.4	98.1
Maxion Sistemas Automotivos – Automotive Components Division	Local	25.4	34.1	(25.5)	49.3	67.7	(27.2)
	Export	0.1	0.3	(66.7)	0.2	0.6	(66.7)
	Total	25.5	34.4	(25.9)	49.5	68.3	(27.5)
(-) Consolidation Adjustments: 50% of Amsted-Maxion Fundição e Equipamentos Ferroviários	Local	(119.1)	(67.3)		(207.1)	(117.0)	
	Export	(34.9)	(8.1)		(64.7)	(13.1)	
	Total	(154.0)	(75.4)		(271.8)	(130.1)	
Iochpe-Maxion – Consolidated	Local	**333.4**	**238.7**	**39.7**	**623.6**	**423.3**	**47.3**
	Export	**63.8**	**30.5**	**109.2**	**126.2**	**58.8**	**114.6**
	Total	**397.2**	**269.2**	**47.5**	**749.8**	**482.1**	**55.5**



EXPORTS

In the second quarter of 2005, Iochpe-Maxion's exports amounted to US$ 23.4 million, a growth of 136.4% in the Dollar amount, while in the first half, exports reached US$ 46.1 million, a growth of 131.7% in the Dollar amount, always comparing to the same period of last year. Due the strong appreciation of the Real, Iochpe-Maxion has been working on the price/cost aspects of its exports, in order to maintain its attractiveness.

SUBSIDIARIES AND JOINT VENTURE

The **Wheels and Chassis Division of Maxion Sistemas Automotivos** (55% of the consolidated net sales in the second quarter) obtained in this second quarter a growth of 49.9% in its net sales over the same period of last year, due to the increase of the Brazilian production of buses, trucks and light commercial vehicles and to the growth on its exports. In this second quarter of 2005, the Division secured contracts to supply wheels and stamped parts to Germany, Kenya, Morocco, Mexico and Syria, amounting to approximately R$ 6.6 million in annual sales.

The **Automotive Components Division of Maxion Sistemas Automotivos** (6% of the consolidated net sales in the second quarter) recorded in this second quarter a reduction of 25.9% in its net sales over the same period of last year, due to the disposal of assets related to the window raiser mechanism that represented 49% of the Division's net sales in the second quarter of 2004.

Amsted-Maxion Fundição e Equipamentos Ferroviários (39% of the consolidated net sales in the second quarter) obtained in this second quarter a growth of 86.6% in its net sales over the same period of last year, due to the strong growth of the Brazilian rail equipment market and of the rail and industrial castings exports. In this second quarter of 2005, the Company secured new contracts to supply 604 freight railcars, with 280 to MRS Logística, 274 to Companhia Vale do Rio Doce and 50 to Comilog (Gabon). Adding these orders, the total orders of freight railcars of Amsted-Maxion reached at this date 7,718 units, being 6,417 scheduled to be delivered in 2005 and 1,301 to be delivered in 2006, amounting to approximately R$ 1.28 billion.



OPERATING AND FINANCIAL PERFORMANCE – SECOND QUARTER OF 2005

Net Sales

Consolidated net sales reached R$ 397.2 million in the second quarter of 2005, representing an increase of 47.5% over the same period of last year. This performance is the result of the growth of the Brazilian market of rail equipment, the expansion of the Brazilian production of vehicles and export.

Gross Profit

Gross profit reached R$ 73.6 million in the second quarter of 2005, or 18.5% of net sales (22.8% in the second quarter of 2004). From total decrease of 430 basis points in the gross margin, 300 basis points derived from the margin loss in exports, due to the Real appreciation (average Dollar of R$ 2.4285 in the second quarter of 2005, against R$ 3.0604 in the same period of 2004).



Operating Expenses

Operating expenses in the second quarter of 2005 reached R$ 31.2 million (R$ 24.0 million in the same period of 2004), or 7.8% of net sales (8.9% in the second quarter of 2004). The increase of the amount in Reais compared to the same period of last year is due to the growth of variable sales expenses (freights, commissions and royalties) and to the increase of wages and labor taxes, while the decrease as a percentage of the net sales is due to the expansion of sales.

Net Financial Expenses

Net financial expenses reached R$ 9.0 million in the second quarter of 2005 (R$ 14.7 million in the same period of 2004), positively affected by the Real appreciation in the amount of R$ 2.6 million (negative effect of R$ 5.2 million in 2004) and negatively affected by the increase of the net debt from R$ 157.8 million in March 2005 to R$ 175.6 million in June 2005 (for reasons to the increase of the net debt, please refer to "Liquidity and Debt" item below). The net exposure to foreign currency variation at the end of the second quarter of 2005 was a liability position (more liabilities than assets) of US$ 3.2 million.

Non-Operational Result

In the second quarter of 2005, the non-operational result was a loss of R$ 4.8 million (1.2% of net sales), against a loss of R$ 2.7 million in the same period of 2004 (1.0% of net sales), due to expenses and accruals originated in disposed businesses.

Income Taxes and Social Contribution

Income Taxes and Social Contribution reached R$ 11.9 million in this quarter (R$ 8.0 million in the same period of 2004), against the earnings before income taxes of R$ 28.7 million (R$ 20.2 million in the same period of 2004).

Gross Cash Generation (EBITDA)

EBITDA Reconciliation (R$ million)

Operational Result after Net Financial Expenses	33.5
(+) Net Financial Expenses	9.0
(+) Depreciation	6.2
(+) Amortization	0.3
(=) EBITDA	49.0

EBITDA presented, in the second quarter of 2005, an increase of 8.6% over the same period of last year, amounting to R$ 49.0 million. As a percentage of sales, EBITDA stood at 12.3%, lower that the 16.8% recorded in the second quarter of 2004 (the items "Gross Profit" and "Operating Expenses" above explain the reasons to the reduction).

Working Capital

In the second quarter of 2005, the working capital increased by R$ 18.7 million, due to the increases of account receivables and inventory, partially offset by the increase in account payables, wages and labor charges and other current assets and liabilities.

Working Capital (R$ million)

Increase of account receivables	12.3
Increase of inventories	21.7
Increase of recoverable taxes/taxes payable/ taxes refinanced	5.4
Increase of account payables	(18.7)
Increase of wages and labor charges	(6.7)
Other current assets/liabilities	4.7
Increase of working capital	18.7



Capital Expenditures

During the second quarter of 2005, capital expenditures in product development, increased production capacity and plant modernization reached R$ 32.8 million (R$ 12.1 million in the same period of 2004). In this amount is included the acquisition, performed by Amsted-Maxion in May 2005, of the property, plant and equipment of the freight railcars production site at Hortolândia, that until now had been leased. In the first half of 2005, capital expenditures reached R$ 44.6 million against R$ 20.4 million in the same period of 2004.

LIQUIDITY AND DEBT

Cash and marketable securities, at the end of June 2005, amounted to R$ 30,5 million, all of which recorded in the short term. Cash and marketable securities denominated in Dollar represented approximately 13.6% of the total at this date.

Consolidated net debt reached, at the same date, R$ 206.1 million, with R$ 120.4 million as short term debt and R$ 85.7 million recorded in the long term. The main indexes of the bank debt are TJLP (government rate) with 42% of the total gross amount, followed by CDI (interbank rate) with 36%, Dollar with 20%, and IGMP (inflation rate) with 2%.



Consolidated net bank debt reached R$ 175.6 million in June 2005 (R$ 149.5 million in June 2004 and R$ 157.8 million in March 2005). The ratio between this amount and the last twelve months (LTM) EBITDA stood at 1.0x in June 2005, lower than 1.3x in June 2004 and higher that the 0.9x of March 2005. The consolidated net bank debt position in June 2005 was affected by dividends payment of R$ 16.1 million and by R$ 29 million due to the proceeds from prepayments of freight railcars that are scheduled to be delivered in 2005 (prepayments amounting to R$ 18 million in March 2005 and R$ 11 million in June 2004).

CAPITAL MARKET

In the first half of 2005, Iochpe-Maxion stock reached an daily average trading amount at Bolsa de Valores de São Paulo (Bovespa: MYPK3 and MYPK4) of R$ 407.6 thousand (R$ 365.4 thousand in the first half of 2004) and daily average number of trades of 18 (27 trades in the first quarter of 2004).

The preferred shares ended the first half traded at R$ 14.89, same price traded at the end of 2004, while the common shares increased by 14.3% in the first quarter of 2005, traded at R$ 14.00, reaching a market cap of R$ 776.2 million. At June 30, 2005, the book value per share of Iochpe-Maxion reached R$ 4.10. Earnings per share in the second quarter of 2005 amounted to R$ 0.32, while in the first half stood at R$ 0.60.

The Iochpe-Maxion investor relations website www. iochpe-maxion.com.br contains complete information about the Company, including, among others, the 2004 annual and social report, quarterly reports, financial statements, presentations and releases.



CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET (Thousand of Brazilian Reais)

ASSET	Jun/05	Jun/04
Current		
Cash and marketable securities	30,567	29,266
Account receivables	193,015	103,006
Inventory	182,150	120,839
Recoverable taxes	30,754	21,566
Other	17,754	15,813
	454,240	**290,490**
Long Term		
Account receivables	4,021	4,458
Deferred taxes	40,090	42,959
Other	36,192	13,934
	80,303	**61,351**
Permanent		
Investments	210	6,806
Property, plant and equipment	206,675	147,066
Deferred	3,429	13,555
	210,314	**167,427**
Total Asset	**744,857**	**519,268**

LIABILITY AND STOCKHOLDERS' EQUITY	Jun/05	Jun/04
CURRENT		
Loans and local bonds	120,427	111,256
Account payables	92,676	52,263
Prepayment	67,478	11,635
Wages, labor charges and other	32,054	24,698
Taxes payable	25,624	11,799
Accruals, miscelaneous	15,676	15,355
Other	29,198	14,299
	383,133	**241,305**
Long Term		
Loans and local bonds	85,713	67,580
Accruals, miscelaneous	39,082	28,186
Other	18,608	16,227
	143,403	**111,993**
Minority Interest	**191**	**117**
Stockholders' Equity		
Paid in capital	161,463	161,463
Profit reserve	24,770	
Retained profit	31,897	4,390
	218,130	**165,853**
Total Liability and Stockholders' Equity	**744,857**	**519,268**



CONSOLIDATED FINANCIAL STATEMENTS

INCOME STATEMENT (Thousand of Brazilian Reais)

	Second Quarter		First Half	
	2005	2004	2005	2004
Net Sales	397,180	269,222	749,759	482,094
(-) Cost of products sold	(323,582)	(207,739)	(604,664)	(381,934)
Gross profit	73,598	61,483	145,095	100,160
Operating expenses				
Sales	(19,122)	(13,783)	(36,360)	(25,358)
General and administrative	(11,614)	(10,243)	(23,816)	(20,013)
Other, operating	(418)	51	(1,225)	969
	(31,154)	(23,975)	(61,401)	(44,402)
Earnings before interest and taxes	42,444	37,508	83,694	55,758
Net financial expenses	(8,966)	(14,650)	(17,666)	(23,247)
Earnings after net financial expenses	33,478	22,858	66,028	32,511
Non-operational result	(4,763)	(2,678)	(10,047)	4,312)
Earnings before income taxes and minority interest	28,715	20,180	55,981	28,199
Income taxes and minority interest	(11,933)	(7,956)	(24,084)	(13,881)
Net income	16,782	12,224	31,897	14,318
EBITDA	49,031	45,130	96,691	70,962

Performance Review

2005 3rd QUARTER



IOCHPE-MAXION

THIRD QUARTER 2005 PERFORMANCE REVIEW

In the third quarter of 2005, Iochpe-Maxion recorded a net profit of R$22.0 million (earnings per share of R$0.41), 19.5% below the profit of R$27.4 million recorded in the same period of 2004. Net sales during the quarter reached R$386.7 million, up 26.9%; EBIT was R$53.6 million, up 10.8%; EBITDA amounted to R$60.6 million, up 9.3%; in all cases over the third quarter of 2004.

A positive highlight was the growth in sales, the result of rising exports of railroad equipment and industrial castings to the US market, higher domestic demand for railroad equipment, and greater production of commercial vehicles in Brazil, driven by automakers' exports. Another highlight was the recovery of margins recorded over the previous quarter, which resulted in a 31% increase in third-quarter net profits over those of the second quarter of 2005.

A negative factor was, once again, the appreciating local currency (R$), which rose above rates of the previous quarter. This impacted on profitability of exports and reduced the gross margin in relation to the same period of 2004.

During the year to date, Iochpe-Maxion's net profit totaled R$53.9 million (earnings per share of R$1.01), 29.4% above the net profit of R$41.7 million recorded in the same period last year. Net sales for the first nine months of 2005 reached R$1,136.5 million, up 44.4%; EBIT was R$137.3 million, up 31.8%; and EBITDA amounted to R$157.3 million, up 24.4%; in all cases over the same period of 2004.

MARKET

Brazilian production of vehicles and agricultural machinery:

Brazilian Production of Vehicles and Agricultural Machinery (in thousand units, except change)

Segment	Third Quarter			Nine Months		
	2005	2004	Change (%)	2005	2004	Change (%)
Passenger cars	493.9	468.7	5.4	1,448.7	1,303.7	11.1
Light Commercial	98.9	83.0	19.1	269.4	224.9	19.8
Trucks	30.2	29.1	3.7	88.7	79.5	11.6
Buses	9.8	7.7	26.4	28.1	21.4	31.0
Total Vehicles	632.8	588.6	7.5	1,834.9	1,629.6	12.6
Agricultural Machinery	14.2	18.9	(24.7)	43.4	53.0	(18.1)

Source: Anfavea



Brazilian exports of vehicles and agricultural machinery:

Brazilian Exports of Vehicles and Agricultural Machinery (in thousand units, except change)

Segment	Third Quarter			Nine Months		
	2005	2004	Change (%)	2005	2004	Change (%)
Passenger Cars	154.5	147.1	5.0	457.6	363.2	26.0
Light Commercial	38.1	28.5	33.5	105.8	76.6	38.2
Trucks	10.3	7.3	41.4	25.5	19.2	33.0
Buses	5.6	3.3	72.6	14.5	8.1	78.7
Total Vehicles	208.6	186.3	12.0	603.5	467.1	29.2
Farming Machinery	7.6	8.5	(11.1)	24.6	23.2	6.0

Source: Anfavea

Sales of railroad equipment in Brazil:

Sales of railroad equipment in Brazil

Segment	Third Quarter			Nine Months		
	2005	2004	Change (%)	2005	2004	Change (%)
Freight Cars (units)	2,223	1,579	40.8	5,495	4,195	31.0
Railroad Castings (metric tons)	1,613	700	130.4	4,300	2,700	59.3
Railroad Wheels (units)	17,985	13,600	32.2	41,100	30,400	35.2

Source: Amsted Maxion estimates

Net Sales (R$ million)

Companies	Market	Third Quarter 2005	Third Quarter 2004	Third Quarter Change (%)	Nine Months 2005	Nine Months 2004	Nine Months Change (%)
Maxion Sistemas Automotivos - Wheels and Chassis Division	Local	176.5	148.2	19.1	543.7	379.8	43.2
	Overseas	22.9	25.0	(8.4)	84.2	70.0	20.3
	Total	199.4	173.2	15.1	627.9	449.8	39.6
Amsted-Maxion Fundição e Equipamentos Ferroviários	Local	272.7	157.5	73.1	686.9	405.6	69.4
	Overseas	55.3	31.6	75.0	184.7	57.9	219.0
	Total	328.0	189.1	73.5	871.6	463.5	88.0
Maxion Sistemas Automotivos – Automotive Components Division	Local	23.0	37.0	(37.8)	72.3	104.7	(30.9)
	Overseas	0.3	-	-	0.5	0.6	(16.7)
	Total	23.3	37.0	(37.8)	72.8	105.3	(30.9)
(-) Consolidation Adjustments: 50% of Amsted-Maxion Fundição e Equipamentos Ferroviários	Local	(136.4)	(78.8)		(343.5)	(202.8)	
	Overseas	(27.7)	(15.8)		(92.4)	(29.0)	
	Total	(164.0)	(94.6)		(435.8)	(231.8)	
Iochpe-Maxion – Consolidated	Local	**335.9**	**263.9**	**27.3**	**959.5**	**687.3**	**39.6**
	Overseas	**50.9**	**40.8**	**24.6**	**177.1**	**99.5**	**77.9**
	Total	**386.7**	**304.7**	**26.9**	**1,136.5**	**786.8**	**44.4**



EXPORTS

In the third quarter of 2005, Iochpe-Maxion's exports totaled US$23.6 million, up 67.3% in dollar terms, while exports for the nine months amounted to US$69.7 million, up 107.4% in dollar terms over the same period the previous year. The highest growth resulted from exports of railroad equipment and industrial castings to the US market.

SUBSIDIARIES AND JOINT VENTURE

The Wheel and Chassis Division of Maxion Sistemas Automotivos (52% of consolidated net sales in the third quarter) presented an increase of 15.1% in the third quarter of 2005 over the same period in 2004. This performance was the result of rising domestic production of buses, trucks and light commercial vehicles, driven by automakers' exports. On the other hand, production of agricultural machinery decreased further, impacting on the sales of wheels to this industry. During the quarter, the division closed sales contracts that will add approximately R$14.5 million to its annual revenues. Principal among these were contracts for export-bound road wheels.

The Automotive Component Division of Maxion Sistemas Automotivos (6% of consolidated net sales) showed a fall 37.8% in its net sales in the third quarter of 2005 compared to the same period in 2004. This resulted from the disposal of assets of the window-raiser mechanism business, which represented 51% of the division's net sales in the third quarter of 2004.

Amsted-Maxion Fundição e Equipamentos Ferroviários (42% of consolidated net sales in the third quarter) increased its sales by 73.5% in the third quarter of 2005 over the same period the previous year. This performance was led by solid growth in exports of railroad equipment and industrial castings and in domestic sales of railroad equipment.



OPERATIONAL AND FINANCIAL PERFORMANCE – THIRD QUARTER 2005

Net Sales

Consolidated net sales totaled R$386.7 million in the third quarter of 2005, an increase of 26.9% compared to the same period the previous year. This performance was the result of rising exports of railroad equipment and industrial castings, higher domestic sales of railroad equipment, and greater Brazilian production of commercial vehicles, driven by automakers' exports.

Gross Profit

Gross profit totaled R$78.4 million in the third quarter of 2005, representing 20.3% of net sales (24.4% in the third quarter of 2004). Of the 410 basis points lost in the gross margin, 290 points resulted from reduced export margins caused by the appreciating local currency (R$). During the third quarter of 2004, the average exchange rate of R$/US$ was 2.9397; this fell to 2.3255 in the same period of 2005. Nonetheless, in spite of a harsher foreign-exchange scenario in the third quarter of 2005 compared to the second quarter of 2005, the company managed to raise its gross margin 180 basis points from one quarter to the next (20.3% against 18.5%).

Operating Expenses

Operating expenses in the third quarter of 2005 amounted to R$24.8 million (R$26.1 million in the same period of 2004), or 6.4% of net sales (8.6% in the third quarter of the previous year). This change in the absolute figure compared to the same period the previous year is attributable to a reduction in other operating expenses, which plunged from R$2.2 million in the third quarter of 2004 (mainly for additional tax litigation provisions) to R$0.8 million in the same period of 2005. The reduction in the percentage of net sales is the result of sales that rose faster than selling and administrative expenses.



Net Financial Expenses

Net financial expenses totaled R$11.5 million in the third quarter of 2005 (against R$3.2 million in the same period of 2004). These were negatively impacted by an appreciating local currency (R$) in the amount of R$0.1 million (against a positive impact of R$5.3 million in 2004) and by a rising net debt that grew from R$115.0 million in September 2004 to R$160.8 million in September 2005 (please see reasons for higher net debt in the *Liquidity and Debt item*). Net foreign-exchange exposure at the end of the third quarter of 2005 had an asset position of US$1.0 million.

Non-Operating Result

In the third quarter of 2005, non-operating result were negative in the amount of R$5.0 million (1.3% of net sales) because of expenses and provisions in discontinued businesses. This compares with negative earnings of R$15.8 million in the same period of 2004 (5.2% of net sales), caused mainly by a goodwill and other assets write-off following the corporate and operational restructuring that took place during that quarter.

Income Taxes and Social Contribution on Net Profit Tax

Income tax and social contribution on net profit tax amounted to R$15.1 million for the quarter (against R$2.0 million in the same period of 2004), in the face of pretax profits of R$37.1 million (R$29.4 million in the same period of 2004). Income tax and social contribution on net profit tax in the third quarter of 2004 were positively impacted by R$13.6 million, following the constitution of deferred tax and the use of tax losses resulting from the corporate and operational restructuring during that quarter.

Gross Cash Generation (EBITDA)

EBITDA Reconciliation (In R$ million)

Operating profit after net financial expenses	42.1
(+) Net financial expenses	11.5
(+) Depreciation	6.6
(+) Amortization	0.4
(=) EBITDA	60.6

In the third quarter of 2005 EBITDA rose 9.3% compared to the same period the previous year, to R$60.6 million. This figure represented 15.7% of net sales, below the 18.2% recorded in the third quarter of 2004 (please see explanations in the Gross profit and Operating expenses items).

Working Capital

In the third quarter of 2005 working capital remained unchanged, because of lower accounts receivable and inventory together with drops in accounts payable to suppliers and advances from customers, as shown in the table below.

Working Capital - 3Q05 x 2Q05 (In R$ million)

Lower accounts receivable	(22.8)
Lower inventories	(18.3)
Less taxes to recover/payable/refinanced	(5.5)
Less accounts payable to suppliers	15.4
Rises in wages and payroll accounts	(3.0)
Lower advances from customers	32.1
Other current assets and liabilities	2.1
Changes in working capital	-

Capital Expenditures

Throughout the third quarter of 2005, capital expenditures in new-product development, production capacity upgrades and industrial plant renew reached R$14.0 million (against R$13.6 million in the same period of 2004). In the first nine months of 2005, capital expenditures amounted to R$58.6 million, against R$34.0 million in the same period of 2004. Of this amount, R$21.0 million represents Amsted-Maxion's acquisition in May 2005 of the building that houses the Hortolândia railcar plant, which had previously been rented to the company.

LIQUIDITY AND DEBT

Cash and marketable securities at the end of September 2005 stood at R$17.3 million, all in the short term. Dollar-denominated investments represented about 17% of total available assets at this date.



Consolidated gross bank debt at this date stood at R$178.1 million, with R$72.5 million over the short term and R$105.6 million over the long term. The main denominations of this debt are the long-term interest rate (TJLP), accounting for 61% of total gross value, followed by the US dollar (25%), CDI (11%), and IGPM (3%).

Consolidated net bank debt totaled R$160.8 million in September 2005 (against R$151.3 million in September 2004 and R$175.6 million in June 2005). The net-debt position throughout the year has been reflecting sales growth and its effects on the working capital. The ratio between net bank debt and EBITDA of the last 12 months stood at 0.9x in September 2005, below the 1.1x ratio recorded in September 2004, and the 1.0x ratio of June 2005. The consolidated net bank debt in September 2005 was reduced in R$8.3 million, following the advance payment of sales contracts for railcars to be delivered in 2005 (R$29.0 million advanced in June 2005 and R$41.7 million in September 2004).

MATERIAL FACT ANNOUNCEMENT OF OCTOBER 4, 2005

Iochpe-Maxion S.A. informed the market that its stockholders, BNDES Participações S.A. ("BNDESPAR") and Fundo de Participação Social ("FPS") notified the company of their intention to hold a public offer ("Public Offer") of a significant part of their preferred Iochpe-Maxion S.A. stock, with their sales effort including qualified foreign investors.



The characteristics of this Public Offer will be decided by BNDESPAR and FPS, together with the financial institutions that will comprise a consortium to coordinate the distribution.

This Public Offer is still subject to previous filing at the Securities Commission – CVM and approval by the relevant authorities.

All other information pertaining to this Public Offer will be disclosed to the market as appropriate, according to the applicable legislation.

ADHERENCE TO LEVEL 1 (*NÍVEL 1*) OF CORPORATE GOVERNANCE PRACTICES AT BOVESPA

On September 21, the Board of Directors authorized the Executive Board to execute an Agreement for Adherence to Special Corporate Governance Practices (Level 1), between the company and the São Paulo Stock Exchange (Bovespa), as well as to perform all necessary acts to formalize compliance with Level 1 practices.

CAPITAL MARKET

In the first nine months, the average daily volume of Iochpe-Maxion shares traded on the São Paulo stock exchange (Bovespa: MYPK3 and MYPK4) amounted to R$305,300 (against R$267,200 for the same period the previous year). An average of 13 trades were made per day (compared to 17 in the same period the previous year).

Preferred stock closed the third quarter of 2005 at R$14.64, a 1.7% drop for the year to date, while common stock fell 10.2% during the first three quarters, to R$11.00. This amounted to a total market capitalization of R$712.2 million. As at September 30, 2005, Iochpe-Maxion's book value per share was R$4.51. Earnings per share in the third quarter of 2005 reached R$0.41, while this figure stood at R$1.01 for the first nine months 2005.

The Iochpe-Maxion investor relations website (www.iochpe-maxion.com.br) contains comprehensive information about the company, including the 2004 annual and social responsibility reports, quarterly financial statements, other financial statements, presentations and releases.



CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET (Thousand of Brazilian Reais)

ASSET	Sept/05	Sept/04
Current		
Cash and marketable securities	17,326	26,022
Account receivables	170,239	142,303
Inventory	163,831	145,730
Recoverable taxes	25,920	28,948
Other	12,870	16,895
	390,186	**359,898**
Long Term		
Taxes to recover	28,204	3,908
Account receivables	4,504	5,208
Deferred taxes	40,090	42,959
Other	6,745	9,508
	79,543	**61,583**
Permanent		
Investments	210	265
Property, plant and equipment	216,700	155,726
Deferred	3,144	8,236
	220,054	**164,227**
Total Asset	**689,783**	**585,708**

LIABILITY AND STOCKHOLDERS' EQUITY	Sept/05	Sept/04
CURRENT		
Loans and local bonds	72,476	111,395
Account payables	77,235	62,191
Prepayment	35,354	22,670
Wages, labor charges and other	35,086	27,775
Taxes payable	31,028	13,862
Accruals, miscelaneous	15,970	15,942
Other	17,300	25,050
	284,449	**278,885**
Long Term		
Loans and local bonds	105,635	65,867
Accruals, miscelaneous	40,494	32,050
Other	18,831	15,515
	164,960	**113,432**
Minority Interest	**205**	**159**
Stockholders' Equity		
Paid in capital	161,463	161,463
Profit reserve	24,770	
Retained profit	53,936	31,769
	240,169	**193,232**
Total Liability and Stockholders' Equity	**689,783**	**585,708**



CONSOLIDATED FINANCIAL STATEMENTS

INCOME STATEMENT (Thousand of Brazilian Reais)

	Third Quarter		Nine Months	
	2005	2004	2005	2004
Net Sales	386,726	304,717	1,136,485	786,811
(-) Cost of products sold	(308,292)	(230,255)	(912,956)	(612,189)
Gross profit	78,434	74,462	223,529	174,622
Operating expenses				
Sales	(14,113)	(14,518)	(50,473)	(39,876)
General and administrative	(9,933)	(9,312)	(33,749)	(29,325)
Other operating	(780)	(2,240)	(2,005)	(1,271)
	(24,826)	(26,070)	(86,227)	(70,472)
Earnings before interest and taxes	53,608	48,392	137,302	104,150
Net financial expenses	(11,483)	(3,190)	(29,149)	(26,437)
Earnings after net financial expenses	42,125	45,202	108,153	77,713
Non-operational result	(5,026)	(15,798)	(15,073)	(20,110)
Earnings befores income taxes and minority interest	37,099	29,404	93,080	57,603
Income taxes and minority interest	(15,060)	(2,025)	(39,144)	(15,906)
Net income	22,039	27,379	53,936	41,697
EBITDA	60,595	55,439	157,286	126,400

FILE No 82-3722



2005

IOCHPE-MAXION

Reunião Apimec

3º Trimestre



IOCHPE-MAXION

Apimec São Paulo
Novembro de 2005

IOCHPE-MAXION

2

ESTRUTURA SOCIETÁRIA: SET-05



Iochpe-Maxion S.A.
(14 Empregados)
Consolidado =6.421 Empregados
99,99%
Maxion Componentes Estruturais Ltda.
93,7%
Maxion Sistemas Automotivos Ltda.
6,2%
50%
Amsted Maxion Fund. e Equip. Ferroviários S.A.
(4.564 Empregados)
Divisão Rodas e Chassis
(3.325 Empregados)
Divisão Comp. Automotivos
(800 Empregados)
50%
Amsted Industries

3

IOCHPE-MAXION

COMPOSIÇÃO ACIONÁRIA: SET- 05

Acordo de Acionistas

Família Iochpe	BNDES Participações	Outros
ON 75,6%	ON 21,8%	ON 2,6%
PN 0,4%	PN 62,2%	PN 37,4%
TOT 26,4%	TOT 48,2%	TOT 25,4%

Iochpe-Maxion S.A.

Ações Emitidas (pós–grupamento)

Ordinárias	**18.428.597**	**34,62%**
Preferenciais	**34.803.707**	**65,38%**
Total	**53.232.304**	**100,00%**

4

IOCHPE-MAXION

FATO RELEVANTE DE 04/10/2005

A IOCHPE MAXION S.A., nos termos do artigo 157, Parágrafo 4º, da Lei nº 6.404, de 15.12.1976, e alterações posteriores, e da Instrução CVM nº 358, de 03.01.2002, informa ao mercado que seus acionistas BNDES Participações S.A. – BNDESPAR ("BNDESPAR") e Fundo de Participação Social – FPS ("FPS") comunicaram à Companhia a intenção de realizar uma oferta pública de distribuição de parte relevante de sua carteira de ações preferenciais de emissão da IOCHPE–MAXION S.A., com previsão de esforço de vendas para investidores estrangeiros qualificados ("Oferta Pública").

As características da Oferta Pública serão definidas pela BNDESPAR e pelo FPS, em conjunto com as instituições que atuarão, em consórcio, como coordenadores da distribuição.

A realização da Oferta Pública estará ainda sujeita a prévio registro na Comissão de Valores Mobiliários – CVM e à aprovação da respectiva documentação pelas autoridades competentes.

As demais informações pertinentes à Oferta Pública serão divulgadas ao mercado oportunamente, de acordo com a legislação em vigor.

5

IOCHPE-MAXION

IOCHPE – MAXION: PERFIL

- **Fábricas localizadas em São Paulo e Minas Gerais**



» Contagem (MG)
Maxion Sistemas Automotivos Ltda.
- Divisão Componentes Automotivos
Área Total: 75.000 m²
Área Construída: 14.000 m²

» Cruzeiro (SP)
Maxion Sistemas Automotivos Ltda.
- Divisão de Rodas e Chassis
Área Total: 340.000 m²
Área Construída: 70.000 m²

» Cruzeiro (SP)
Amsted Maxion Fund. e Equip. Ferrov. S.A.
Área Total: 200.000 m²
Área Construída: 40.000 m²

» Osasco-SP (arrendamento)
Amsted Maxion Fund. e Equip. S.A.
Área Total: 28.300 m2
Área Construída: 22.000 m2

» Hortolândia – SP
Amsted Maxion Fund. e Equip. S.A.
Área Total: 20.000 m2
Área Construída: 16.000 m2

6

IOCHPE-MAXION

PARTICIPAÇÃO NA VENDA LÍQUIDA CONSOLIDADA (%)

9M05 - R$ 1.136,5 MM



Divisão Comp. Autom.
7%
38%
55%
Amsted Maxion (*)
Divisão Rodas e Chassis

9M04 – R$ 786,8 MM



Divisão Comp. Autom.
14%
29%
57%
Amsted Maxion (*)
Divisão Rodas e Chassis

(*) Considera 50% da venda líquida da Amsted Maxion na consolidação

IOCHPE-MAXION

7

DIVISÃO RODAS E CHASSIS (*)



(*) Divisão da

MAXION

SISTEMAS AUTOMOTIVOS



55%

IOCHPE-MAXION

8

DIVISÃO RODAS E CHASSIS : PERFIL

- Conformação de chapas de aço
- Foco no segmento de veículos comerciais (caminhões, ônibus,pick ups e máquinas agrícolas)
- Investimento contínuo resultando em parque industrial sem paralelo na América do Sul
- Liderança no mercado brasileiro
- Base para exportação (13% das vendas)

IOCHPE-MAXION

9

DIVISÃO RODAS E CHASSIS

Chassis e Longarinas - 56% da venda líquida


Pesado
Médio
Leve
Longarinas
Peças Estampadas
Peças
Estruturais
Chassis



IOCHPE-MAXION

10

DIVISÃO RODAS E CHASSIS

Rodas Rodoviárias - 44% da venda líquida





11

IOCHPE-MAXION

IND. AUTOMOBILÍSTICA (UNIDADES)

	Produção			Exportação		
	9M05	9M04	Var%	9M05	9M04	Var%
✓ Utilitários	269,4	224,9	20%	105,8	76,6	38%
✓ Caminhões	88,7	79,5	12%	25,5	19,2	33%
✓ Ônibus	28,1	21,4	31%	14,5	8,1	79%
✓ Máquinas Agrícolas	43,4	53,0	(18%)	24,6	23,2	6%

Fonte: Anfavea

12

IOCHPE-MAXION

Indústria Automobilística – Produção Brasileira



Pickups
400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
3T05LTM

LTM = últimos 12 meses

13

IOCHPE-MAXION

Indústria Automobilística – Produção Brasileira



160
140
120
100
80
60
40
20
0
Caminhões
Ônibus
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
3T05LTM

LTM = últimos 12 meses

14

IOCHPE-MAXION

Indústria Automobilística – Produção Brasileira



80
70
60
50
40
30
20
10
0
Máquinas Agrícolas
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
3T05LTM

LTM = últimos 12 meses

15

IOCHPE-MAXION

DIVISÃO RODAS E CHASSIS (R$ MM)



Venda Líquida
1.000
750
500
250
0
CAGR = 38% a.a.
Δ% = 15%
Δ% = 40%
174
208
241
397
626
804
173
199
450
628
2000
2001
2002
2003
2004
3T05 LTM
3T04
3T05
9M04
9M05

CAGR = Crescimento Anual Composto / LTM = últimos 12 meses

16

IOCHPE-MAXION

DIVISÃO RODAS E CHASSIS

Chassis – 9M05



Participação de Mercado (%)
Maxion
70%
27%
Dana
3%
OEM
Vendas por Clientes (%)
Volks-wagen
26%
General Motors
12%
Ford
9%
Scania
6%
Exportação
5%
Dana
Outros
29%
Daimler Chrysler

17

IOCHPE-MAXION

DIVISÃO RODAS E CHASSIS

Rodas – 9M05

Participação de Mercado (%)



Maxion
59%
9%
Outros
32%
Borlem

Vendas por Clientes (%)



Tratores
21%
13%
Volks-wagen
Repo-sição
10%
9%
Scania
Expor-tação
24%
8%
Volvo
5%
Daimler Chrysler
Outros

18

IOCHPE-MAXION

DIVISÃO RODAS E CHASSIS

Chassis - Novos Contratos: R$ 75,3 MM Anuais

Produto / Cliente	País	Início de Produção	Vendas Anuais R$ MM
Prensados leves/médios - DaimlerChrysler	Brasil	Set.05	21,6
Chassis - Volkswagen	Brasil	Jul.05	17,8
Longarinas e Estampados - AM General	E.U.A.	Jan.06	12,0
Prensados - ArvinMeritor	Brasil	Mai.05	9,8
Longarinas - DaimlerChrysler	Brasil	Dez.05	7,0
Prensados Médios - DaimlerChrysler	Brasil	Out.05	3,1
Prensados Médios - DaimlerChrysler	Brasil	Jan.05	2,7
Prensados - DaimlerChrysler	Alemanha	Jun.05	0,5
Prensados Médios - Volkswagen	Brasil	Mai.05	0,4
Prensados Médios - DaimlerChrysler	Alemanha	Mai.05	0,4

19

IOCHPE-MAXION

DIVISÃO RODAS E CHASSIS

Rodas - Novos Contratos: R$ 39,8 MM Anuais

CLIENTE	País	Início de Produção	Vendas Anuais R$ MM
Nyanza / Sarl El Jaouda / ECTC / Region 4 / Cacomiaf / Maxprest / Barakat / MIS-Salhya / Long Life / Royal Vulcanising /	África	Nov.04 / Out.05	16,9
Dunlop / Special Falgar / Kristana Spiros	Europa	Out.05	5,3
Radial LLantas / Sultana / Servillantas / Ruedas y Ejes / Dina Camiones	México	Mai.05 / Jul.05	3,7
Nordex / Wilar Technic / Master Cargo / Michelin / Fillar	América do Sul	Jan.05 / Out.05	3,4
John Deere	Brasil	Mar.06	3,2
GKN / Accuride	E.U.A.	Jan.05	2,8
Mag Group / Ahmed Khalfan / Alkha Teeb& Sons	Oriente Médio	Jan.05 / Mai.05	2,3
Petromaster / Skuba	Russia / Lituânia	Jan.05	1,4
Continental	Alemanha / Marrocos	Set.05	0,8

20

IOCHPE-MAXION

AMSTED MAXION



AM

Amsted MAXION



38%

IOCHPE-MAXION

21

AMSTED MAXION : PERFIL

- **Operação integrada de vagões ferroviários: fundidos e montagem**
- **Investimentos produtivos e tecnologia resultando em parque industrial e engenharia de produto sem paralelos na América do Sul**
- **Fundidos em aço**
  - Transformação da sucata de aço
  - Foco no segmento de equipamentos ferroviários e industriais
  - Liderança no mercado brasileiro
  - Base para exportação
- **Montagem de vagões**
  - Montagem de componentes e fundidos
  - Liderança no mercado brasileiro

IOCHPE-MAXION

22

AMSTED MAXION : PRINCIPAIS PRODUTOS

RODAS FERROVIÁRIAS	VAGÕES DE CARGA	TRUQUES







IOCHPE-MAXION

23

MERCADO NACIONAL DE EQUIPAMENTOS FERROVIÁRIOS - VENDA

	3T05	3T04	Δ%	9M05	9M04	Δ%
✓ Vagões (unidades)	2.223	1.579	41%	5.495	4.195	31%
✓ Rodas ferroviárias (mil unidades)*	18,0	13,6	32%	41,1	30,4	35%
✓ Fundidos ferroviários (mil toneladas)*	1,6	0,7	130%	4,3	2,7	59%

(*) Somente reposição - não inclui rodas e fundidos usados na montagem de nossos vagões

Fonte: Amsted-Maxion

IOCHPE-MAXION

24

Indústria Brasileira de Equipamentos Ferroviários - Venda



Vagões Ferroviários
8000
7000
6000
5000
4000
3000
2000
1000
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
3T05LTM

LTM = últimos 12 meses


IOCHPE-MAXION
25
Indústria Brasileira de Equipamentos Ferroviários - Venda
Rodas Ferroviárias
60000
50000
40000
30000
20000
10000
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
3T05LTM
Não inclui rodas usadas na montagem de nossos próprios vagões
LTM = últimos 12 meses


IOCHPE-MAXION
26
Indústria Brasileira de Equipamentos Ferroviários - Venda
Fundidos Ferroviários
6000
5000
4000
3000
2000
1000
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
3T05LTM
Não inclui fundidos usadas na montagem de nossos próprios vagões
LTM = últimos 12 meses

27

IOCHPE-MAXION

TRANSPORTE FERROVIÁRIO BRASILEIRO



Milhões de ton. transportadas
500
400
300
200
100
0
CAGR% = 4,7%
254
260
260
289
302
301
331
351
Δ% = 4,9%
212,7
223,2
97
98
99
00
01
02
03
04
Jan - Jul
04
05

Fonte: ANTF / Revista Ferroviária

CAGR = Crescimento Anual Composto

28

IOCHPE-MAXION

TRANSPORTE FERROVIÁRIO BRASILEIRO



Por Mercadoria - 2004
Outros
15%
Grãos
8%
Siderurgicos
8%
Minérios
69%



Por Operador - 2004
Brasil
Ferrov.
4%
Outros
2%
ALL
6%
MRS
28%
CVRD
60%

Fonte: ANTF

29

IOCHPE-MAXION

TRANSPORTE FERROVIÁRIO BRASILEIRO

Matriz de Transporte de Cargas

% por modal - 2003

	Ferroviário	Rodoviário	Hidroviário
Rússia	81%	08%	11%
Índia	50%	50%	00%
Canadá	46%	43%	11%
Austrália	43%	53%	04%
EUA	43%	32%	25%
Brasil	24%	62%	14%

% Transporte Ferroviário de Carga



30%
20%
10%
0%
21%
24%
1997
2003

Fonte: ANTF

30

IOCHPE-MAXION

FROTA BRASILEIRA DE VAGÕES (unidades)

	Jun/05	Jun/04	Δ unid.	Δ %
✓ CVRD / FCA	37.843	32.372	5.471	17%
✓ MRS	13.441	12.490	951	8%
✓ ALL	12.730	11.805	925	8%
✓ Brasil Ferrovias	10.506	10.162	344	3%
✓ Outros	2.292	2.266	26	1%
	76.812	69.095	7.717	11%

Fonte: Revista Ferroviária

31

IOCHPE-MAXION

AMSTED MAXION – 9M05

Participação de Mercado (%)

Vagões Ferroviários	**80%**
Rodas Ferroviárias	**17%**
Fundidos Ferroviários	**80%**
Fundidos Industriais	**42%**

Vendas por Clientes (%)



CVRD/ FCA
55%
21%
Expor- tação
11%
ALL
6%
MRS
3%
Cater- pillar
4%
Outros

Fonte: Amsted-Maxion

32

IOCHPE-MAXION

AMSTED MAXION (R$ MM)



Venda Líquida (*)
1.400
1.200
1.000
800
600
400
200
0
CAGR = 57% a.a.
Δ% = 74%
Δ% = 88%
122
110
120
328
646
1.054
189
328
464
872
2000
2001
2002
2003
2004
3T05LTM
3T04
3T05
9M04
9M05

CAGR = Crescimento Anual Composto / LTM = últimos 12 meses

(*) Venda da Amsted Maxion. Considera-se 50% da venda para efeitos de consolidação

33

IOCHPE-MAXION

AMSTED MAXION

Contratos Spot 2005/2006 – Vagões – R$ 1,28 Bilhão (*)

- CVRD / FCA – 6.032 un.
- Brasil Ferrovias – 247 un.
- MRC (Mitsui / Bunge / ALL) – 350 un.
- CVG Ferrominera Orinoco – 225 un.
- Comilog – 126 un.
- CBG Compagnie des Bauxites de Guinee – 22 un.
- MRS – 716 un.
- Total – 7.718 un.

Entregas (unidades)

Entregues jan-set 2005	4.719
A entregar out-dez 2005	1.698
Total 2005	6.417
Total 2006	1.301

(*) Venda da Amsted Maxion. Considera-se 50% da venda para efeitos de consolidação

34

IOCHPE-MAXION

AMSTED MAXION

Contratos Recorrentes : R$ 255,6 MM Anuais (*)

- ASF-Amsted (EUA) – cunhas de fricção, ponteira e laterais – R$ 136,2 MM
- Caterpillar (Brasil e EUA) – peças para tratores – R$ 102,7 MM
- Metso (França) – peças britadores – R$ 6,5 MM
- Montadoras Caminhões (Brasil) – quinta roda – R$ 4,8 MM
- Komatsu / CNH (EUA e Itália) – fundidos industriais – R$ 5,4 MM

(*) Venda da Amsted Maxion. Considera-se 50% da venda para efeitos de consolidação

IOCHPE-MAXION



Consolidado

Setembro 2005

36

IOCHPE-MAXION



EXPORTAÇÕES (%)

Exportações – US$ 69,7MM / R$ 177,1 MM – 9M05 (US$ 33,6MM / R$ 99,5MM – 9M04)

Segmento (%)


Chassis
11%
37%
52%
Rodas
Rodoviárias
Equip.
Ferrov.

Importações 9M05 - US$ 15,9MM / R$ 39,1MM (*)

(*) inclui US$ 1,6MM / R$ 4,2MM de máquinas e equipamentos

Destino (%)


Canadá
México
9%
3%
E.U.A.
42%
26%
América
do Sul
11%
1%
8%
África/
Or. Médio
Asia/
Oceania
Europa


37
IOCHPE-MAXION
VENDAS LÍQUIDAS (R$ MM)
1750
1500
1250
1000
750
500
250
0
Fim da
fase de
desinvestimento
CAGR = 44% a.a.
Δ% = 44%
624
374
411
676
1.099
1.449
787
1.137
2000
2001
2002
2003
2004
3T05 LTM
9M04
9M05
CAGR = Taxa composta de crescimento anual / LTM = últimos 12 meses


38
IOCHPE-MAXION
LUCRO BRUTO
R$ MM
% V.L.
300
250
200
150
100
50
0
50%
40%
30%
20%
10%
116
80
87
137
228
277
175
224
19%
21%
21%
20%
21%
19%
22%
20%
2000
2001
2002
2003
2004
3T05 LTM
9M04
9M05
CAGR = Taxa composta de crescimento anual / LTM = últimos 12 meses

39

IOCHPE-MAXION

EBIT



R$ MM
% V.L.
200
160
120
80
40
0
50%
40%
30%
20%
10%
0%
46
27
36
58
127
160
104
137
7%
7%
9%
9%
12%
11%
13%
12%
2000
2001
2002
2003
2004
3T05 LTM
9M04
9M05

CAGR = Taxa composta de crescimento anual / LTM = últimos 12 meses

40

IOCHPE-MAXION

DESPESAS FINANCEIRAS LÍQUIDAS



R$ MM
% V.L.
80
60
40
20
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
56
41
54
38
33
36
26
29
9%
11%
13%
6%
3%
2%
3%
3%
2000
2001
2002
2003
2004
3T05 LTM
9M04
9M05

CAGR = Taxa composta de crescimento anual / LTM = últimos 12 meses



41
IOCHPE-MAXION
RESULTADO OPERACIONAL APÓS FINANCEIRAS
R$ MM
% V.L.
140
120
100
80
60
40
20
0
-20
-40
15%
10%
5%
0%
-5%
-10%
-10
-14
-18
19
94
124
78
108
-2%
-4%
-4%
3%
9%
9%
10%
10%
2000
2001
2002
2003
2004
3T05 LTM
9M04
9M05
CAGR = Taxa composta de crescimento anual / LTM = últimos 12 meses



42
IOCHPE-MAXION
EBITDA
R$ MM
% V.L.
200
180
160
140
120
100
80
60
40
20
0
50%
40%
30%
20%
10%
0%
89
58
69
89
156
187
126
157
14%
16%
17%
13%
14%
13%
16%
14%
2000
2001
2002
2003
2004
3T05 LTM
9M04
9M05
CAGR = Taxa composta de crescimento anual / LTM = últimos 12 meses

43

IOCHPE-MAXION

ENDIVIDAMENTO BANCÁRIO LÍQUIDO



R$ MM
x EBITDA
250
200
150
100
50
0
5
4
3
2
1
0
195
65
106
115
102
151
158
176
161
2,2
1,1
1,5
1,3
0,6
1,1
0,9
1
0,9
2000
2001
2002
2003
2004
3T04 LTM
1T05 LTM
2T05 LTM
3T05 LTM

CAGR = Taxa composta de crescimento anual / LTM = últimos 12 meses

44

IOCHPE-MAXION

DEMONSTRAÇÃO DE RESULTADO - CONSOLIDADO (R$ Mil)

	3º Trimestre				
	2.005	% V.L.	2.004	% V.L.	Var. (%)
Vendas líquidas	386.726	100,0%	304.717	100,0%	26,9%
(-) Custo dos produtos vendidos	(308.292)	-79,7%	(230.255)	-75,6%	33,9%
Lucro bruto	78.434	20,3%	74.462	24,4%	5,3%
Despesas operacionais	(24.826)	-6,4%	(26.070)	-8,6%	-4,8%
Lucro antes das despesas financeiras	53.608	13,9%	48.392	15,9%	10,8%
Despesas financeiras líquidas	(11.483)	-3,0%	(3.190)	-1,0%	260,0%
Lucro operacional	42.125	10,9%	45.202	14,8%	-6,8%
Resultado não operacional	(5.026)	-1,3%	(15.798)	-5,2%	-68,2%
Lucro antes do IR/CS e participações	37.099	9,6%	29.404	9,6%	26,2%
Impostos (IR/CS) e participações	(15.060)	-3,9%	(2.025)	-0,7%	643,7%
Lucro líquido do período	22.039	5,7%	27.379	9,0%	-19,5%
EBITDA	60.595	15,7%	55.439	18,2%	9,3%

45

IOCHPE-MAXION

DEMONSTRAÇÃO DE RESULTADO - CONSOLIDADO (R$ Mil)

	Janeiro a Setembro				
	2.005	% V.L.	2.004	% V.L.	Var. (%)
Vendas liquidas	**1.136.485**	**100,0%**	**786.811**	**100,0%**	**44,4%**
(-) Custo dos produtos vendidos	(912.956)	-80,3%	(612.189)	-77,8%	49,1%
Lucro bruto	**223.529**	**19,7%**	**174.622**	**22,2%**	**28,0%**
Despesas operacionais	(86.227)	-7,6%	(70.472)	-9,0%	22,4%
Lucro antes das despesas financeiras	**137.302**	**12,1%**	**104.150**	**13,2%**	**31,8%**
Despesas financeiras líquidas	(29.149)	-2,6%	(26.437)	-3,4%	10,3%
Lucro operacional	**108.153**	**9,5%**	**77.713**	**9,9%**	**39,2%**
Resultado não operacional	**(15.073)**	**-1,3%**	**(20.110)**	**-2,6%**	**-25,0%**
Lucro antes do IR/CS e participações	**93.080**	**8,2%**	**57.603**	**7,3%**	**61,6%**
Impostos (IR/CS) e participações	(39.144)	-3,4%	(15.906)	-2,0%	146,1%
Lucro liquido do período	**53.936**	**4,7%**	**41.697**	**5,3%**	**29,4%**
EBITDA	**157.286**	**13,8%**	**126.400**	**16,1%**	**24,4%**

46

IOCHPE-MAXION

IOCHPE-MAXION: DESEMPENHO DAS AÇÕES



R$ MILHÕES
R$ / AÇÃO (*)
VOLUME / PREÇO MÉDIO MENSAL
IOCHPE-MAXION PN (MYPK4)
VOLUME
PREÇO
30
25
20
15
10
5
20,0
15,0
10,0
5,0
dez/03 jan/04 fev/04 mar/04 abr/04 mai/04 jun/04 jul/04 ago/04 set/04 out/04 nov/04 dez/04 jan/05 fev/05 mar/05 abr/05 mai/05 jun/05 jul/05 ago/05 set/05 out/05
0,9 23,9 3,2 4,1 3,8 2,7 2,8 6,2 6,3 4,2 4,2 3,2 22,3 6,7 15,2 10,0 5,8 3,3 6,7 6,9 12,2 6,9 17,8
4,0 4,9 4,7 4,0 4,0 3,9 4,1 5,5 6,8 8,7 8,5 9,6 12,4 14,1 14,2 16,3 16,0 15,9 15,5 13,6 14,2 14,4 16,2

(*) pós-grupamento

47

IOCHPE-MAXION



IOCHPE – MAXION: GOVERNANÇA E MERCADO DE CAPITAIS

- **Empresa de capital aberto desde 1984 / ADR nível I desde 1994**
- **Conselho de Administração com 2 membros independentes e sem participação da Diretoria**
- **Conselho Fiscal com 1 representante dos minoritários**
- **Dividendos – 37% do lucro líquido acumulado com adicional de 10% para as preferenciais**

  - Resultado 2004 / Pago em Abril 2005 : R$ 16,1 MM / Yield – 2,3% (Base: 31.12.2004)

- **Adoção Nível 1**
- **Comitê de Auditoria e Código de Ética**

48

IOCHPE-MAXION



IOCHPE – MAXION: GOVERNANÇA E MERCADO DE CAPITAIS

Fato Relevante

A Iochpe-Maxion S.A. informa que seu Conselho de Administração autorizou a Diretoria a celebrar o Contrato de Adesão de Práticas Diferenciadas de Governança Corporativa – Nível 1, entre a Companhia e a Bolsa de Valores de São Paulo, bem como praticar todos os atos necessários para a formalização da referida adesão ao Nível 1.

IOCHPE-MAXION



Informações Adicionais

3ºTri 2005

50

IOCHPE-MAXION



DIVISÃO COMPONENTES AUTOMOTIVOS (*)



(*) Divisão da

MAXION

SISTEMAS AUTOMOTIVOS


7%

51

IOCHPE-MAXION

DIVISÃO COMPONENTES AUTOMOTIVOS: PERFIL

- Estamparia leve
- Montagem de peças
- Foco no segmento de carros de passageiros
- Liderança no mercado brasileiro nos principais produtos
- Forte tendência para globalização

52

IOCHPE-MAXION

DIVISÃO COMPONENTES AUTOMOTIVOS: PRINCIPAIS PRODUTOS

ALAVANCAS FREIO DE MÃO	CONJUNTO DE PEDAIS	MACACOS







53

IOCHPE-MAXION

IND. AUTOMOBILÍSTICA (UNIDADES)

	Produção			Exportação		
	3T05	3T04	Var%	3T05	3T04	Var%
Automóveis	493,9	468,7	5%	154,5	147,1	5%
	9M05	9M04	Var%	9M05	9M04	Var%
	1.448,7	1.303,7	11%	457,6	363,2	26%

54

IOCHPE-MAXION

Indústria Automobilística – Produção Brasileira



Carros
2000
1500
1000
500
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
3T05LTM

LTM = últimos 12 meses

55

IOCHPE-MAXION

DIVISÃO COMPONENTES AUTOMOTIVOS (R$ MM)


Venda Líquida
200
150
100
50
0
CAGR = 4% a.a.
Δ% = (38%)
Δ% = (31%)
99
94
98
114
150
118
37
23
105
73
2000
2001
2002
2003
2004
3T05LTM
3T04
3T05
9M04
9M05

CAGR = Crescimento Anual Composto / LTM = últimos 12 meses

56

IOCHPE-MAXION

DIVISÃO COMPONENTES AUTOMOTIVOS

Participação de Mercado (%)

Alavancas de freio de mão	43%'
Conjunto de Pedais	27%
Macacos	20%
Fechaduras	5%
Maçanetas / Cilindros / Chaves (MCC)	5%

Vendas por Clientes (%)


Fiat
24%
Volks-
wagen
21%
11%
Brose
9%
Ford
10%
Outros
25%
General
Motors

IOCHPE-MAXION



DIVISÃO COMPONENTES AUTOMOTIVOS

Novos Contratos: R$ 8,4 MM Anuais

Modelo - Cliente	Produto	Início de Produção	Vendas Anuais R$ MM
FLP - Fiat	Trava/Reforço Carroceria	Jun.06	2,9
Nova Cabine - VW	Jogo de Maçanetas	Nov.05	1,6
310 - Fiat	Dobradiças	Dez.06	1,4
Fox Euro - VW	Macacos / Fechos	Jun.05	1,1
Idea - Fiat	Comp. Estampados / Soldados	Out.06	0,5
Idea - Fiat	Dobradiças	Ago.05	0,4
Uno - Fiat	Suporte	Jan.06	0,3
Pick-up FLP - Fiat	Dobradiças	Jun.06	0,2

IOCHPE-MAXION



Benchmark

3º Tri 2005

59

IOCHPE-MAXION

BENCHMARK – LUCRO BRUTO (% VENDA LÍQUIDA)


Gentex
Eaton
Stoneridge
Strattec
Borg Warner
Iochpe-Maxion
Cummins
Accuride
Federal Mogul
Titan
Autoliv
Tenneco
Marcopolo
Johnson Controls
Dura
TRW Auto
American Axle
Valeo
Superior
Lear
3T04
3T05
0%
10%
20%
30%
40%
Média = 16%

Fonte: Resultados publicados pelas próprias empresas
Resultados de nove meses de 2005 de cada empresa, com exceção de Strattec com resultados de 3 meses e Johnson Controls com resultados de 12 meses.

60

IOCHPE-MAXION

BENCHMARK – EBIT (% VENDA LÍQUIDA)


Gentex
Accuride
Iochpe-Maxion
Eaton
Autoliv
Titan
Borg Warner
Cummins
Tenneco
Stoneridge
Marcopolo
Johnson Controls
TRW Auto
Dura
American Axle
Valeo
Strattec
Federal Mogul
Superior
Lear
3T04
3T05
-15%
-5%
5%
15%
25%
Média = 6%

Fonte: Resultados publicados pelas próprias empresas
Resultados de nove meses de 2005 de cada empresa, com exceção de Strattec com resultados de 3 meses e Johnson Controls com resultados de 12 meses.

61

IOCHPE-MAXION



BENCHMARK – EBITDA (% VENDA LÍQUIDA)



Accuride
Iochpe-Maxion
Autoliv
Borg Warner
Titan
Cummins
Strattec
Tenneco
American Axle
TRW Auto
Federal Mogul
Dura
Johnson Controls
Marcopolo
Lear
3T04
3T05
-10%
0%
10%
20%
30%
Média - 9%

Fonte: Resultados publicados pelas próprias empresas
Resultados de nove meses de 2005 de cada empresa, com exceção de Strattec com resultados de 3 meses e Johnson Controls com resultados de 12 meses.

IOCHPE-MAXION



Endividamento

3º Tri 2005

63

IOCHPE-MAXION

ENDIV. POR MODALIDADE – CONSOLIDADO – SET05 (R$ MM)

MODALIDADE	CURTO PRAZO	LONGO PRAZO	TOTAL
Trade Finance / ACC / Res. 2770	21,3	23,1	44,4
Finame / BNDES / BDMG / EXIM	31,7	82,5	114,2
Outros empréstimos em Reais	19,5		19,5
	72,5	105,6	178,1
(-) Caixa e Aplicações Financeiras	17,3		17,3
Endividamento Líquido	55,2	105,6	160,8

64

IOCHPE-MAXION

ENDIV. POR INDEXADOR – CONSOLIDADO – JUN05 (%)


TJLP
61%
25%
Dólar
3%
11%
IGPM
CDI

CUSTO MÉDIO (9M05)
Em R$ - 73% CDI
Em US$ - 7,0% a.a.

65

IOCHPE-MAXION



EXPOSIÇÃO CAMBIAL – CONSOLIDADO – SET05 (US$ MM)

Balanço

Ativos em moeda estrangeira	
. Aplicações financeiras / Investimentos	3,6
. Contas a receber de clientes	20,4
	24,0
Passivos em moeda estrangeira	
. Dívidas bancárias	(20,0)
. Contas a pagar de fornecedores	(3,0)
	(23,0)
Posição líquida	1,0

IOCHPE-MAXION



Demonstrações Financeiras

3º Tri 2005

67

IOCHPE-MAXION



BALANÇO PATRIMONIAL – CONSOLIDADO (R$ Mil)

ATIVO	Set/05	Set/04
CIRCULANTE		
Disponibilidades	17.326	26.022
Clientes	170.239	142.303
Estoques	163.831	145.730
Impostos a recuperar	25.920	28.948
Outras contas	12.870	16.895
	390.186	**359.898**
REALIZÁVEL A LONGO PRAZO		
Impostos a recuperar	28.204	3.908
Clientes	4.504	5.208
Imposto de renda diferido	40.090	42.959
Outras contas	6.745	9.508
	79.543	**61.583**
PERMANENTE		
Investimentos	210	265
Imobilizado	216.700	155.726
Diferido	3.144	8.236
	220.054	**164.227**
TOTAL ATIVO	**689.783**	**585.708**

PASSIVO	Set/05	Set/04
CIRCULANTE		
Financiamentos e debêntures	72.476	111.395
Fornecedores	77.235	62.191
Adiantamento de clientes	35.354	22.670
Salários, encargos e outros	35.086	27.775
Impostos a recolher	31.028	13.862
Provisões diversas	15.970	15.942
Outras contas	17.300	25.050
	284.449	**278.885**
EXIGÍVEL A LONGO PRAZO		
Financiamentos	105.635	65.867
Provisões diversas	40.494	32.050
Outras contas	18.831	15.515
	164.960	**113.432**
MINORITÁRIOS	**205**	**159**
PATRIMÔNIO LÍQUIDO		
Capital social	161.463	161.463
Reserva de lucros	24.770	
Lucros acumulados	53.936	31.769
	240.169	**193.232**
TOTAL PASSIVO	**689.783**	**585.708**

Anotações

Anotações



IOCHPE-MAXION

Relações com Investidores

Iochpe-Maxion S.A.
Rua Luigi Galvani, 146 – 13° andar
04575-020 - São Paulo, SP
Tel.:(11) 5508-3800 – Fax: (11) 5506-7353
e-mail: iochpe@iochpe.com.br
site: www.iochpe-maxion.com.br

FILE NO. 82-3722

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Ademar Rui Bratz					CPF/CNPJ: 069947840-53		
Qualificação: Conselho Fiscal							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Armando Ulbricht Jr.					CPF/CNPJ: 714957388-68			
Qualificação: Diretor Executivo								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				218.000	0,01%		0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociações								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				218.000	0,01%		0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 439240690-34		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				10.515.457	1,14%	0,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				10.515.457	1,14%	0,40%

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Dan Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Dan Ioschpe detém 0,05% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				451.712	0,05%	0,02%
Ações	Preferenciais				4.238	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				451.712	0,05%	0,02%
Ações	Preferenciais				4.238	0,00%	0,00%

Denominação da Controladora: Inova Investimentos S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 003541634/0001-40		
Qualificação: Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2.000.000	0,22%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2.000.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Daniel Ioschpe					CPF/CNPJ: 000580680-15			
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				9.953.701	1,08%		0,37%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				9.953.701	1,08%		0,37%

Denominação da Controladora: Degus Participações Ltda.								
Nome: Daniel Ioschpe					CPF/CNPJ: 31063985/0001-28			
Qualificação: Daniel Ioschpe detém 70,00% da Degus Participações Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				451.713	0,05%		0,02%
Ações	Preferenciais				594.238	0,03%		0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociações								
Saldo Final								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				451.713	0,05%		0,02%
Ações	Preferenciais				594.238	0,03%		0,02%

Denominação da Controladora: Companhia Iochpe							
Nome: Daniel Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 056683950-49		
Qualificação: Pessoa Ligada (Conselho de Administração)							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.953.698	1,08%	0,37%
Ações	Preferenciais				5.738.775	0,33%	0,22%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Ações	Preferenciais	Geração Futuro	Venda	13	20.000	0,350	7.000,00
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.953.698	1,08%	0,37%
Ações	Preferenciais				5.718.775	0,33%	0,22%

Denominação da Controladora: Degus Participações Ltda.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 31063985/0001-28		
Qualificação: Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				451.713	0,05%	0,02%
Ações	Preferenciais				594.238	0,03%	0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				451.713	0,05%	0,02%
Ações	Preferenciais				594.238	0,03%	0,02%

<table>
<tr><td colspan="9">Denominação da Controladora: Companhia Iochpe</td></tr>
<tr><td colspan="6">Nome: Evelyn Noemi Berg Ioschpe</td><td colspan="3">CPF/CNPJ: 92753367/0001-02</td></tr>
<tr><td colspan="9">Qualificação: Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>597.213.710</td><td colspan="2">64,81%</td><td>22,44%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>597.213.710</td><td colspan="2">64,81%</td><td>22,44%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Geraldo Hess</td><td colspan="2">CPF/CNPJ: 180764240-20</td></tr>
<tr><td colspan="8">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>2</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociações</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>2</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 000922820-91			
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				2	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				2	0,00%		0,00%

Denominação da Controladora: IBI Participações e Negócios Ltda.								
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 092198035/0001-03			
Qualificação: Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				2.206.801	0,24%		0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				2.206.801	0,24%		0,08%

<table>
<tr><td colspan="8">Denominação da Controladora: Companhia Iochpe</td></tr>
<tr><td colspan="6">Nome: Iboty Brochmann Ioschpe</td><td colspan="2">CPF/CNPJ: 92753367/0001-02</td></tr>
<tr><td colspan="8">Qualificação: Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>597.213.710</td><td>64,81%</td><td>22,44%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>597.213.710</td><td>64,81%</td><td>22,44%</td></tr>
</table>

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Gláucia Stifelman Ioschpe					CPF/CNPJ: 785258700-30		
Qualificação: Pessoa Ligada (Conselho de Administração)							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.000.000	0,98%	0,34%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.000.000	0,98%	0,34%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 000922900-00		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				18.696.360	2,03%	0,70%
Ações	Preferenciais				16.634	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				18.696.360	2,03%	0,70%
Ações	Preferenciais				16.634	0,00%	0,00%

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				451.712	0,05%	0,02%
Ações	Preferenciais				4.238	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	*Características Dos Títulos (2)*	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				451.712	0,05%	0,02%
Ações	Preferenciais				4.238	0,00%	0,00%

Denominação da Controladora: Companhia Iochpe							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,21% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%

<table>
<tr><td colspan="9">Denominação da Controladora: Inova Investimentos S.A.</td></tr>
<tr><td colspan="6">Nome: Ivoncy Brochmann Ioschpe</td><td colspan="3">CPF/CNPJ: 003541634/0001-40</td></tr>
<tr><td colspan="9">Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A.</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>2.000.000</td><td colspan="2">0,22%</td><td>0,08%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>2.000.000</td><td colspan="2">0,22%</td><td>0,08%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: João Carlos Silvério					CPF/CNPJ: 001368750-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				15.015	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				15.015	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Salomão Ioschpe					CPF/CNPJ: 400.517.220-20		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				1.812.933	0,20%	0,07%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				1.812.933	0,20%	0,07%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Mauro L. Iochpe					CPF/CNPJ: 154727520-00		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%
Ações	Preferenciais				0	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%
Ações	Preferenciais				0	0,00%	0,00%

Denominação da Controladora: ISI Participações Ltda.							
Nome: Mauro L. Iochpe					CPF/CNPJ: 090575502/0001-02		
Qualificação: Mauro L. Iochpe detém 19,30% da ISI Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				21.219.196	2,30%	0,80%
Ações	Preferenciais				3	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				21.219.196	2,30%	0,80%
Ações	Preferenciais				3	0,00%	0,00%

Denominação da Controladora: Companhia Iochpe								
Nome: Mauro L. Iochpe					CPF/CNPJ: 92753367/0001-02			
Qualificação: Mauro L. Iochpe detém, direta ou indiretamente, 4,62% da Companhia Iochpe								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				597.213.710	64,81%		22,44%
Ações	Preferenciais				-	-		-
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				597.213.710	64,81%		22,44%
Ações	Preferenciais				-	-		-

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Oscar Antônio Fontoura Becker					CPF/CNPJ: 113713660-04		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				2.000	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				2.000	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Mauro Knijnik			CPF/CNPJ: 002231740-68	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Caio Marcio de Ávila Martins Pinhão</td><td colspan="2">CPF/CNPJ: 595.247.587-68</td></tr>
<tr><td colspan="8">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características Dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociações</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Clayton Crystallino da Rocha					CPF/CNPJ: 316.747.987-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Haroldo Fialho Prates					CPF/CNPJ: 665.321.837-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: José Wellington Marques de Araújo</td><td colspan="3">CPF/CNPJ: 334.699.897-53</td></tr>
<tr><td colspan="9">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características Dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td>0,00%</td><td colspan="2">0,00%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td colspan="2">Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociações</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td>0,00%</td><td colspan="2">0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Ademar Rui Bratz					CPF/CNPJ: 069947840-53		
Qualificação: Conselho Fiscal							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Armando Ulbricht Jr.					CPF/CNPJ: 714957388-68		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				218.000	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				218.000	0,01%	0,01%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 439240690-34		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)			Quantidade	% de participação		
					Mesma Espécie/ Classe	Total	
Ações	Ordinárias			10.515.457	1,14%	0,40%	
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)			Quantidade	% de participação		
					Mesma Espécie/ Classe	Total	
Ações	Ordinárias			10.515.457	1,14%	0,40%	

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Dan Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Dan Ioschpe detém 0,05% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)			Quantidade	% de participação		
					Mesma Espécie/ Classe	Total	
Ações	Ordinárias			451.712	0,05%	0,02%	
Ações	Preferenciais			4.238	0,00%	0,00%	
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)			Quantidade	% de participação		
					Mesma Espécie/ Classe	Total	
Ações	Ordinárias			451.712	0,05%	0,02%	
Ações	Preferenciais			4.238	0,00%	0,00%	

<table>
<tr><td colspan="8">Denominação da Controladora: Inova Investimentos S.A.</td></tr>
<tr><td colspan="6">Nome: Dan Ioschpe</td><td colspan="2">CPF/CNPJ: 003541634/0001-40</td></tr>
<tr><td colspan="8">Qualificação: Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>2.000.000</td><td>0,22%</td><td>0,08%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociações</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>2.000.000</td><td>0,22%</td><td>0,08%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Daniel Ioschpe					CPF/CNPJ: 000580680-15			
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				9.953.701	1,08%		0,37%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				9.953.701	1,08%		0,37%

Denominação da Controladora: Degus Participações Ltda.								
Nome: Daniel Ioschpe					CPF/CNPJ: 31063985/0001-28			
Qualificação: Daniel Ioschpe detém 70,00% da Degus Participações Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				451.713	0,05%		0,02%
Ações	Preferenciais				594.238	0,03%		0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociações								
Saldo Final								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				451.713	0,05%		0,02%
Ações	Preferenciais				594.238	0,03%		0,02%

Denominação da Controladora: Companhia Iochpe							
Nome: Daniel Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 056683950-49		
Qualificação: Pessoa Ligada (Conselho de Administração)							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.953.698	1,08%	0,37%
Ações	Preferenciais				5.738.775	0,33%	0,22%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Ações	Preferenciais	Geração Futuro	Venda	28	200.000	0,350	70.000,00
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.953.698	1,08%	0,37%
Ações	Preferenciais				5.738.775	0,33%	0,22%

Denominação da Controladora: Degus Participações Ltda.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 31063985/0001-28		
Qualificação: Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				451.713	0,05%	0,02%
Ações	Preferenciais				594.238	0,03%	0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				451.713	0,05%	0,02%
Ações	Preferenciais				594.238	0,03%	0,02%

<table>
<tr><td colspan="8">Denominação da Controladora: Companhia Iochpe</td></tr>
<tr><td colspan="5">Nome: Evelyn Noemi Berg Ioschpe</td><td colspan="3">CPF/CNPJ: 92753367/0001-02</td></tr>
<tr><td colspan="8">Qualificação: Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>597.213.710</td><td>64,81%</td><td>22,44%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>597.213.710</td><td>64,81%</td><td>22,44%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Geraldo Hess			CPF/CNPJ: 180764240-20	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 000922820-91		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%

Denominação da Controladora: IBI Participações e Negócios Ltda.							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 092198035/0001-03		
Qualificação: Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2.206.801	0,24%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2.206.801	0,24%	0,08%

Denominação da Controladora: Companhia Iochpe							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Gláucia Stifelman Ioschpe</td><td colspan="3">CPF/CNPJ: 785258700-30</td></tr>
<tr><td colspan="9">Qualificação: Pessoa Ligada (Conselho de Administração)</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>9.000.000</td><td colspan="2">0,98%</td><td>0,34%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>9.000.000</td><td colspan="2">0,98%</td><td>0,34%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 000922900-00		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				18.696.360	2,03%	0,70%
Ações	Preferenciais				16.634	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				18.696.360	2,03%	0,70%
Ações	Preferenciais				16.634	0,00%	0,00%

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				451.712	0,05%	0,02%
Ações	Preferenciais				4.238	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				451.712	0,05%	0,02%
Ações	Preferenciais				4.238	0,00%	0,00%

Denominação da Controladora: Companhia Iochpe							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,21% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%

Denominação da Controladora: Inova Investimentos S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 003541634/0001-40		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2.000.000	0,22%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2.000.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: João Carlos Silvério					CPF/CNPJ: 001368750-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				15.015	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				15.015	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Salomão Ioschpe</td><td colspan="3">CPF/CNPJ: 400.517.220-20</td></tr>
<tr><td colspan="9">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>1.812.933</td><td>0,20%</td><td colspan="2">0,07%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>1.812.933</td><td>0,20%</td><td colspan="2">0,07%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Mauro L. Iochpe					CPF/CNPJ: 154727520-00		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%
Ações	Preferenciais				0	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%
Ações	Preferenciais				0	0,00%	0,00%

Denominação da Controladora: ISI Participações Ltda.							
Nome: Mauro L. Iochpe					CPF/CNPJ: 090575502/0001-02		
Qualificação: Mauro L. Iochpe detém 19,30% da ISI Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				21.219.196	2,30%	0,80%
Ações	Preferenciais				3	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				21.219.196	2,30%	0,80%
Ações	Preferenciais				3	0,00%	0,00%

Denominação da Controladora: Companhia Iochpe							
Nome: Mauro L. Iochpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Mauro L. Iochpe detém, direta ou indiretamente, 4,62% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%
Ações	Preferenciais				-	-	-
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%
Ações	Preferenciais				-	-	-

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Oscar Antônio Fontoura Becker						CPF/CNPJ: 113713660-04	
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				2.000	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				2.000	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Mauro Knijnik					CPF/CNPJ: 002231740-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Caio Marcio de Ávila Martins Pinhão					CPF/CNPJ: 595.247.587-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Clayton Crystallino da Rocha					CPF/CNPJ: 316.747.987-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="5">Nome: Haroldo Fialho Prates</td><td colspan="3">CPF/CNPJ: 665.321.837-68</td></tr>
<tr><td colspan="8">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="3" rowspan="2">Características Dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="3">Preferenciais</td><td>1</td><td colspan="2">0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociações</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="3" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="3">Preferenciais</td><td>1</td><td colspan="2">0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em março de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: José Wellington Marques de Araújo					CPF/CNPJ: 334.699.897-53		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em abril de 2005 ocorreram as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.								
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**		**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				672.959.832	73,03%		25,28%
Ações	Preferenciais				6.105.062	0,35%		0,23%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$)
Ações	Preferenciais	Geração Futuro	Venda	14	20.000	0,350		7.000,00
Saldo Final								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				672.959.832	73,03%		25,28%
Ações	Preferenciais				6.085.062	0,35%		0,23%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.515.457	1,14%	0,40%
Ações	Preferenciais				220.000	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.515.457	1,14%	0,49%
Ações	Preferenciais				220.000	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**( ) Diretoria**		**(x) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociações							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 ocorreram as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				672.959.832	73,03%	25,28%
Ações	Preferenciais				6.348.750	0,36%	0,24%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Grupamento 50:1							
Ações	Ordinárias	Geração Futuro	Compra	13	347	13,9880	4.853,82
Ações	Preferenciais	Geração Futuro	Compra	13	1.407	15,8488	22.299,28
Ações	Ordinárias	Balcão	Compra	13	36.258	1,6962	61.503,00
Ações	Ordinárias	Balcão	Venda	13	36.258	1,6962	61.503,00
Ações	Preferenciais	Geração Futuro	Venda	17	1.400	15,6974	21.976,46
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				13.459.541	73,04%	25,28%
Ações	Preferenciais				126.982	0,36%	0,24%

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td>Grupo e Pessoas Ligadas</td><td colspan="2">( ) Conselho de Administração</td><td colspan="2">(x) Diretoria</td><td colspan="2">( ) Conselho Fiscal</td><td>( ) Órgãos Técnicos ou Consultivos</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>10.515.457</td><td>1,14%</td><td>0,40%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>220.000</td><td>0,01%</td><td>0,01%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Grupamento 50:1</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>210.309</td><td>1,14%</td><td>0,49%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>4.400</td><td>0,01%</td><td>0,01%</td></tr>
</table>

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**( ) Diretoria**		**(x) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Ademar Rui Bratz					CPF/CNPJ: 069947840-53		
Qualificação: Conselho Fiscal							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				2	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				0	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome:Armando Ulbricht Jr.					CPF/CNPJ: 714957388-68		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				218.000	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 439240690-34		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.515.457	1,14%	0,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Dan Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Dan Ioschpe detém 0,05% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				451.712	0,05%	0,02%
Ações	Preferenciais				4.238	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Ações	Ordinárias	Balcão	Compra	13	36.258	1,6962	61.503,00
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				45.292	0,25%	0,09%
Ações	Preferenciais				84	0,00%	0,00%

Denominação da Controladora: Inova Investimentos S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 003541634/0001-40		
Qualificação: Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2.000.000	0,22%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Daniel Ioschpe						CPF/CNPJ: 000580680-15		
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				9.953.701	1,08%		0,37%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Grupamento 50:1								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				199.074	1,08%		0,37%

Denominação da Controladora: Degus Participações Ltda.								
Nome: Daniel Ioschpe						CPF/CNPJ: 31063985/0001-28		
Qualificação: Daniel Ioschpe detém 70,00% da Degus Participações Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				451.713	0,05%		0,02%
Ações	Preferenciais				594.238	0,03%		0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Grupamento 50:1								
Saldo Final								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				9.034	0,05%		0,02%
Ações	Preferenciais				11.884	0,03%		0,02%

Denominação da Controladora: Companhia Iochpe							
Nome: Daniel Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Ações	Ordinárias	Geração Futuro	Compra	13	347	13,9880	4.853,82
Ações	Preferenciais	Geração Futuro	Compra	13	1.407	15,8488	22,299,28
Ações	Preferenciais	Geração Futuro	Venda	17	1.400	15,6974	21.976,46
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 056683950-49		
Qualificação: Pessoa Ligada (Conselho de Administração)							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos			Quantidade	% de participação		
					Mesma Espécie/ Classe	Total	
Ações	Ordinárias			9.953.698	1,08%	0,37%	
Ações	Preferenciais			5.738.775	0,33%	0,22%	
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos			Quantidade	% de participação		
					Mesma Espécie/ Classe	Total	
Ações	Ordinárias			199.073	1,08%	0,37%	
Ações	Preferenciais			114.375	0,33%	0,21%	

Denominação da Controladora: Degus Participações Ltda.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 31063985/0001-28		
Qualificação: Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos			Quantidade	% de participação		
					Mesma Espécie/ Classe	Total	
Ações	Ordinárias			451.713	0,05%	0,02%	
Ações	Preferenciais			594.238	0,03%	0,02%	
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos			Quantidade	% de participação		
					Mesma Espécie/ Classe	Total	
Ações	Ordinárias			9.034	0,05%	0,02%	
Ações	Preferenciais			11.884	0,03%	0,02%	

Denominação da Controladora: Companhia Iochpe							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Ações	Ordinárias	Geração Futuro	Compra	13	347	13,9880	4.853,82
Ações	Preferenciais	Geração Futuro	Compra	13	1.407	15,8488	22,299,28
Ações	Preferenciais	Geração Futuro	Venda	17	1.400	15,6974	21.976,46
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Geraldo Hess</td><td colspan="2">CPF/CNPJ: 180764240-20</td></tr>
<tr><td colspan="8">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>2</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Grupamento 50:1</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>0</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 000922820-91		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				2	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				0	0,00%	0,00%

Denominação da Controladora: IBI Participações e Negócios Ltda.							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 092198035/0001-03		
Qualificação: Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				2.206.801	0,24%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				44.136	0,24%	0,08%

Denominação da Controladora: Companhia Iochpe							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Ações	Ordinárias	Geração Futuro	Compra	13	347	13,9880	4.853,82
Ações	Preferenciais	Geração Futuro	Compra	13	1.407	15,8488	22,299,28
Ações	Preferenciais	Geração Futuro	Venda	17	1.400	15,6974	21.976,46
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Gláucia Stifelman Ioschpe					CPF/CNPJ: 785258700-30		
Qualificação: Pessoa Ligada (Conselho de Administração)							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.000.000	0,98%	0,34%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				180.000	0,98%	0,34%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Ivoncy Brochmann Ioschpe			CPF/CNPJ: 000922900-00	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	18.696.360	2,03%	0,70%
Ações	Preferenciais	16.634	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	373.927	2,03%	0,70%
Ações	Preferenciais	332	0,00%	0,00%

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				451.712	0,05%	0,02%
Ações	Preferenciais				4.238	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Ações	Ordinárias	Balcão	Compra	13	36.258	1,6962	61.503,00
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				45.292	0,25%	0,09%
Ações	Preferenciais				84	0,00%	0,00%

Denominação da Controladora: Companhia Iochpe							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,21% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				597.213.710	64,81%	22,44%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Ações	Ordinárias	Geração Futuro	Compra	13	347	13,9880	4.853,82
Ações	Preferenciais	Geração Futuro	Compra	13	1.407	15,8488	22,299,28
Ações	Preferenciais	Geração Futuro	Venda	17	1.400	15,6974	21.976,46
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%

Denominação da Controladora: Inova Investimentos S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 003541634/0001-40		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				2.000.000	0,22%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: João Carlos Silvério					CPF/CNPJ: 001368750-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				15.015	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				300	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Salomão Ioschpe						CPF/CNPJ: 400.517.220-20	
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				1.812.933	0,20%	0,07%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Ações	Ordinárias	Balcão	Venda	13	36.258	1,6962	61.503,00
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Mauro L. Iochpe		CPF/CNPJ: 154727520-00		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	2	0,00%	0,00%
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	0	0,00%	0,00%
Ações	Preferenciais	0	0,00%	0,00%

Denominação da Controladora: ISI Participações Ltda.				
Nome: Mauro L. Iochpe		CPF/CNPJ: 090575502/0001-02		
Qualificação: Mauro L. Iochpe detém 19,30% da ISI Participações Ltda.				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	21.219.196	2,30%	0,80%
Ações	Preferenciais	3	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	424.383	2,30%	0,80%
Ações	Preferenciais	0	0,00%	0,00%

<table>
<tr><td colspan="8">Denominação da Controladora: Companhia Iochpe</td></tr>
<tr><td colspan="6">Nome: Mauro L. Iochpe</td><td colspan="2">CPF/CNPJ: 92753367/0001-02</td></tr>
<tr><td colspan="8">Qualificação: Mauro L. Iochpe detém, direta ou indiretamente, 4,62% da Companhia Iochpe</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>597.213.710</td><td>64,81%</td><td>22,44%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Grupamento 50:1</td></tr>
<tr><td>Ações</td><td>Ordinárias</td><td>Geração Futuro</td><td>Compra</td><td>13</td><td>347</td><td>13,9880</td><td>4.853,82</td></tr>
<tr><td>Ações</td><td>Preferenciais</td><td>Geração Futuro</td><td>Compra</td><td>13</td><td>1.407</td><td>15,8488</td><td>22,299,28</td></tr>
<tr><td>Ações</td><td>Preferenciais</td><td>Geração Futuro</td><td>Venda</td><td>17</td><td>1.400</td><td>15,6974</td><td>21.976,46</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>11.944.621</td><td>64,82%</td><td>22,44%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>7</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Oscar Antônio Fontoura Becker					CPF/CNPJ: 113713660-04		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				2.000	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				40	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Mauro Knijnik					CPF/CNPJ: 002231740-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				2	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				0	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Caio Marcio de Ávila Martins Pinhão					CPF/CNPJ: 595.247.587-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				0	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Clayton Crystallino da Rocha					CPF/CNPJ: 316.747.987-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				0	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Haroldo Fialho Prates					CPF/CNPJ: 665.321.837-68			
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Grupamento 50:1								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				0	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em maio de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: José Wellington Marques de Araújo					CPF/CNPJ: 334.699.897-53		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Grupamento 50:1							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Preferenciais				0	0,00%	0,00%

FORMULÁRIO CONSOLIDADO
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em junho de 2005 não ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				13.459.541	73,04%	25,28%
Ações	Preferenciais				126.982	0,36%	0,24%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				13.459.541	73,04%	25,28%
Ações	Preferenciais				126.982	0,36%	0,24%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,49%
Ações	Preferenciais				4.400	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,49%
Ações	Preferenciais				4.400	0,01%	0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em junho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Armando Ulbricht Jr.					CPF/CNPJ: 714957388-68		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				4.360	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em junho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Dan Ioschpe						CPF/CNPJ: 439240690-34		
Qualificação: Diretor Executivo								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				210.309	1,14%		0,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				210.309	1,14%		0,40%

Denominação da Controladora: Infipar Participações Ltda.								
Nome: Dan Ioschpe						CPF/CNPJ: 087292264/0001-44		
Qualificação: Dan Ioschpe detém 0,05% da Infipar Participações Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				45.292	0,25%		0,09%
Ações	Preferenciais				84	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				45.292	0,25%		0,09%
Ações	Preferenciais				84	0,00%		0,00%

Denominação da Controladora: Inova Investimentos S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 003541634/0001-40		
Qualificação: Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em junho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Daniel Ioschpe					CPF/CNPJ: 000580680-15		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				199.074	1,08%	0,37%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				199.074	1,08%	0,37%

Denominação da Controladora: Degus Participações Ltda.							
Nome: Daniel Ioschpe					CPF/CNPJ: 31063985/0001-28		
Qualificação: Daniel Ioschpe detém 70,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.034	0,05%	0,02%
Ações	Preferenciais				11.884	0,03%	0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.034	0,05%	0,02%
Ações	Preferenciais				11.884	0,03%	0,02%

Denominação da Controladora: Companhia Iochpe							
Nome: Daniel Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em junho de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 056683950-49		
Qualificação: Pessoa Ligada (Conselho de Administração)							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				199.073	1,08%	0,37%
Ações	Preferenciais				114.375	0,33%	0,21%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				199.073	1,08%	0,37%
Ações	Preferenciais				114.375	0,33%	0,21%

Denominação da Controladora: Degus Participações Ltda.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 31063985/0001-28		
Qualificação: Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.034	0,05%	0,02%
Ações	Preferenciais				11.884	0,03%	0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.034	0,05%	0,02%
Ações	Preferenciais				11.884	0,03%	0,02%

<table>
<tr><td colspan="8">Denominação da Controladora: Companhia Iochpe</td></tr>
<tr><td colspan="5">Nome: Evelyn Noemi Berg Ioschpe</td><td colspan="3">CPF/CNPJ: 92753367/0001-02</td></tr>
<tr><td colspan="8">Qualificação: Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>11.944.621</td><td>64,82%</td><td>22,44%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>7</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>11.944.621</td><td>64,82%</td><td>22,44%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>7</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em junho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Controladora: IBI Participações e Negócios Ltda.							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 092198035/0001-03		
Qualificação: Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				44.136	0,24%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				44.136	0,24%	0,08%

Denominação da Controladora: Companhia Iochpe							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Gláucia Stifelman Ioschpe						CPF/CNPJ: 785258700-30	
Qualificação: Pessoa Ligada (Conselho de Administração)							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				180.000	0,98%	0,34%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				180.000	0,98%	0,34%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em junho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 000922900-00		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				373.927	2,03%	0,70%
Ações	Preferenciais				332	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				373.927	2,03%	0,70%
Ações	Preferenciais				332	0,00%	0,00%

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				45.292	0,25%	0,09%
Ações	Preferenciais				84	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				45.292	0,25%	0,09%
Ações	Preferenciais				84	0,00%	0,00%

Denominação da Controladora: Companhia Iochpe							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,21% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%

Denominação da Controladora: Inova Investimentos S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 003541634/0001-40		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em junho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: João Carlos Silvério					CPF/CNPJ: 001368750-68			
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				300	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				300	0,00%		0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em junho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Controladora: ISI Participações Ltda.							
Nome: Mauro L. Iochpe					CPF/CNPJ: 090575502/0001-02		
Qualificação: Mauro L. Iochpe detém 19,30% da ISI Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				424.383	2,30%	0,80%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				424.383	2,30%	0,80%

Denominação da Controladora: Companhia Iochpe							
Nome: Mauro L. Iochpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Mauro L. Iochpe detém, direta ou indiretamente, 4,62% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em junho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Oscar Antônio Fontoura Becker					CPF/CNPJ: 113713660-04		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				40	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				40	0,00%	0,00%

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em julho de 2005 não ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				13.459.541	73,04%	25,28%
Ações	Preferenciais				126.982	0,36%	0,24%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				13.459.541	73,04%	25,28%
Ações	Preferenciais				126.982	0,36%	0,24%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,49%
Ações	Preferenciais				4.400	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,49%
Ações	Preferenciais				4.400	0,01%	0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em julho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome:Armando Ulbricht Jr.			CPF/CNPJ: 714957388-68	
Qualificação: Diretor Executivo				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	4.360	0,01%	0,01%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em julho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 439240690-34		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Dan Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Dan Ioschpe detém 0,05% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				45.292	0,25%	0,09%
Ações	Preferenciais				84	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				45.292	0,25%	0,09%
Ações	Preferenciais				84	0,00%	0,00%

<table>
<tr><td colspan="9">Denominação da Controladora: Inova Investimentos S.A.</td></tr>
<tr><td colspan="6">Nome: Dan Ioschpe</td><td colspan="3">CPF/CNPJ: 003541634/0001-40</td></tr>
<tr><td colspan="9">Qualificação: Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>40.000</td><td colspan="2">0,22%</td><td>0,08%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>40.000</td><td colspan="2">0,22%</td><td>0,08%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em julho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Daniel Ioschpe					CPF/CNPJ: 000580680-15		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				199.074	1,08%	0,37%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				199.074	1,08%	0,37%

Denominação da Controladora: Degus Participações Ltda.							
Nome: Daniel Ioschpe					CPF/CNPJ: 31063985/0001-28		
Qualificação: Daniel Ioschpe detém 70,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.034	0,05%	0,02%
Ações	Preferenciais				11.884	0,03%	0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.034	0,05%	0,02%
Ações	Preferenciais				11.884	0,03%	0,02%

Denominação da Controladora: Companhia Iochpe							
Nome: Daniel Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em julho de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 056683950-49		
Qualificação: Pessoa Ligada (Conselho de Administração)							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos			Quantidade	% de participação		
					Mesma Espécie/ Classe	Total	
Ações	Ordinárias			199.073	1,08%	0,37%	
Ações	Preferenciais			114.375	0,33%	0,21%	
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos			Quantidade	% de participação		
					Mesma Espécie/ Classe	Total	
Ações	Ordinárias			199.073	1,08%	0,37%	
Ações	Preferenciais			114.375	0,33%	0,21%	

Denominação da Controladora: Degus Participações Ltda.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 31063985/0001-28		
Qualificação: Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos			Quantidade	% de participação		
					Mesma Espécie/ Classe	Total	
Ações	Ordinárias			9.034	0,05%	0,02%	
Ações	Preferenciais			11.884	0,03%	0,02%	
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos			Quantidade	% de participação		
					Mesma Espécie/ Classe	Total	
Ações	Ordinárias			9.034	0,05%	0,02%	
Ações	Preferenciais			11.884	0,03%	0,02%	

Denominação da Controladora: Companhia Iochpe				
Nome: Evelyn Noemi Berg Ioschpe		CPF/CNPJ: 92753367/0001-02		
Qualificação: Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	11.944.621	64,82%	22,44%
Ações	Preferenciais	7	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	11.944.621	64,82%	22,44%
Ações	Preferenciais	7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em julho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Controladora: IBI Participações e Negócios Ltda.							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 092198035/0001-03		
Qualificação: Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				44.136	0,24%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				44.136	0,24%	0,08%

Denominação da Controladora: Companhia Iochpe							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Gláucia Stifelman Ioschpe</td><td colspan="3">CPF/CNPJ: 785258700-30</td></tr>
<tr><td colspan="9">Qualificação: Pessoa Ligada (Conselho de Administração)</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>180.000</td><td>0,98%</td><td colspan="2">0,34%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td colspan="2">Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td colspan="2">Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>180.000</td><td>0,98%</td><td colspan="2">0,34%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em julho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 000922900-00		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				373.927	2,03%	0,70%
Ações	Preferenciais				332	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				373.927	2,03%	0,70%
Ações	Preferenciais				332	0,00%	0,00%

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				45.292	0,25%	0,09%
Ações	Preferenciais				84	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				45.292	0,25%	0,09%
Ações	Preferenciais				84	0,00%	0,00%

Denominação da Controladora: Companhia Iochpe							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,21% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%

Denominação da Controladora: Inova Investimentos S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 003541634/0001-40		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em julho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: João Carlos Silvério						CPF/CNPJ: 001368750-68	
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				300	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				300	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em julho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Controladora: ISI Participações Ltda.							
Nome: Mauro L. Iochpe					CPF/CNPJ: 090575502/0001-02		
Qualificação: Mauro L. Iochpe detém 19,30% da ISI Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				424.383	2,30%	0,80%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				424.383	2,30%	0,80%

Denominação da Controladora: Companhia Iochpe							
Nome: Mauro L. Iochpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Mauro L. Iochpe detém, direta ou indiretamente, 4,62% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em julho de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Oscar Antônio Fontoura Becker					CPF/CNPJ: 113713660-04		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais				40	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Preferenciais				40	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em agosto de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome:Armando Ulbricht Jr.					CPF/CNPJ: 714957388-68		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				4.360	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em agosto de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 439240690-34		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Dan Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Dan Ioschpe detém 0,05% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				45.292	0,25%	0,09%
Ações	Preferenciais				84	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	16	328.159	3,7824371	1.241.240,78
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				373.451	2,03%	0,70%
Ações	Preferenciais				84	0,00%	0,00%

<table>
<tr><td colspan="9">Denominação da Controladora: Inova Investimentos S.A.</td></tr>
<tr><td colspan="6">Nome: Dan Ioschpe</td><td colspan="3">CPF/CNPJ: 003541634/0001-40</td></tr>
<tr><td colspan="9">Qualificação: Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>40.000</td><td colspan="2">0,22%</td><td>0,08%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>40.000</td><td colspan="2">0,22%</td><td>0,08%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em agosto de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Daniel Ioschpe					CPF/CNPJ: 000580680-15		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				199.074	1,08%	0,37%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	16	55.496	3,7824371	209.910,13
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				254.570	1,38%	0,48%

Denominação da Controladora: Degus Participações Ltda.							
Nome: Daniel Ioschpe					CPF/CNPJ: 31063985/0001-28		
Qualificação: Daniel Ioschpe detém 70,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.034	0,05%	0,02%
Ações	Preferenciais				11.884	0,03%	0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	16	212.338	3,7824371	803.155,13
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				221.372	1,20%	0,42%
Ações	Preferenciais				11.884	0,03%	0,02%

Denominação da Controladora: Companhia Iochpe				
Nome: Daniel Ioschpe		CPF/CNPJ: 92753367/0001-02		
Qualificação: Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	11.944.621	64,82%	22,44%
Ações	Preferenciais	7	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Venda	16	1.351.242	3,78243706	5.110.987,88

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	10.593.379	57,48%	19,90%
Ações	Preferenciais	7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em agosto de 2005 foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 056683950-49		
Qualificação: Pessoa Ligada (Conselho de Administração)							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				199.073	1,08%	0,37%
Ações	Preferenciais				114.375	0,33%	0,21%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	16	55.496	3,7824371	209.910,13
Ações	Preferenciais	Planner Corr. Valores S.A.	Compra	18	2.000	13,999	27.998,00
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				254.569	1,38%	0,48%
Ações	Preferenciais				116.375	0,33%	0,22%

Denominação da Controladora: Degus Participações Ltda.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 31063985/0001-28		
Qualificação: Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				9.034	0,05%	0,02%
Ações	Preferenciais				11.884	0,03%	0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	16	212.338	3,7824371	803.155,13
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				221.372	1,20%	0,42%
Ações	Preferenciais				11.884	0,03%	0,02%

Denominação da Controladora: Companhia Iochpe							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Venda	16	1.351.242	3,78243706	5.110.987,88
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em agosto de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Controladora: IBI Participações e Negócios Ltda.							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 092198035/0001-03		
Qualificação: Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				44.136	0,24%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	16	323.334	3,7824371	1.222.990,52
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				367.470	1,99%	0,69%

Denominação da Controladora: Companhia Iochpe							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Venda	16	1.351.242	3,78243706	5.110.987,88
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Gláucia Stifelman Ioschpe					CPF/CNPJ: 785258700-30		
Qualificação: Pessoa Ligada (Conselho de Administração)							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				180.000	0,98%	0,34%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				180.000	0,98%	0,34%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em agosto de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 000922900-00		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias				373.927	2,03%	0,70%
Ações	Preferenciais				332	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	16	53.085	3,782437	200.790,67
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias				427.012	2,32%	0,80%
Ações	Preferenciais				332	0,00%	0,00%

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias				45.292	0,25%	0,09%
Ações	Preferenciais				84	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	16	328.159	3,7824371	1.241.240,78
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação – Mesma Espécie/ Classe	% de participação – Total
Ações	Ordinárias				373.451	2,03%	0,70%
Ações	Preferenciais				84	0,00%	0,00%

Denominação da Controladora: Companhia Iochpe							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,19% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				11.944.621	64,82%	22,44%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Venda	16	1.351.242	3,78243706	5.110.987,88
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%

Denominação da Controladora: Inova Investimentos S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 003541634/0001-40		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em agosto de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: João Carlos Silvério					CPF/CNPJ: 001368750-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				300	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				300	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em agosto de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Controladora: ISI Participações Ltda.								
Nome: Mauro L. Iochpe						CPF/CNPJ: 090575502/0001-02		
Qualificação: Mauro L. Iochpe detém 21,24% da ISI Participações Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				424.383	2,30%		0,80%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	16	323.334	3,7824371		1.222.990,52
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				747.717	4,06%		1,40%

Denominação da Controladora: Companhia Iochpe								
Nome: Mauro L. Iochpe						CPF/CNPJ: 92753367/0001-02		
Qualificação: Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				11.944.621	64,82%		22,44%
Ações	Preferenciais				7	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço		Volume (R$) (3)
Ações	Ordinárias	Balcão	Venda	16	1.351.242	3,78243706		5.110.987,88
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				10.593.379	57,48%		19,90%
Ações	Preferenciais				7	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em agosto de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Oscar Antônio Fontoura Becker					CPF/CNPJ: 113713660-04		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				40	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				40	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em agosto de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Marcos Luchese					CPF/CNPJ: 439.952.680-72		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				420	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				420	0,00%	0,00%

FORMULÁRIO CONSOLIDADO
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em agosto de 2005 ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				13.459.540	73,04%	25,28%
Ações	Preferenciais				126.982	0,36%	0,24%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	16	55.496	3,7824371	209.910,13
Ações	Ordinárias	Balcão	Compra	16	212.338	3,7824371	803.155,13
Ações	Ordinárias	Balcão	Venda	16	1.351.242	3,78243706	5.110.987,88
Ações	Ordinárias	Balcão	Compra	16	55.496	3,7824371	209.910,13
Ações	Preferenciais	Planner Corr. Valores S.A.	Compra	18	2.000	13,999	27.998,00
Ações	Ordinárias	Balcão	Compra	16	323.334	3,7824371	1.222.990,52
Ações	Ordinárias	Balcão	Compra	16	53.085	3,782437	200.790,67
Ações	Ordinárias	Balcão	Compra	16	328.159	3,7824371	1.241.240,78
Ações	Ordinárias	Balcão	Compra	16	323.334	3,7824371	1.222.990,52
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				13.459.540	73,04%	25,28%
Ações	Preferenciais				128.982	0,37	0,24%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,49%
Ações	Preferenciais				4.820	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,49%
Ações	Preferenciais				4.820	0,01%	0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome:Armando Ulbricht Jr.					CPF/CNPJ: 714957388-68		
Qualificação: Diretoria							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				4.360	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 439240690-34		
Qualificação: Controlador / Diretoria							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Daniel Ioschpe					CPF/CNPJ: 000580680-15		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				254.570	1,38%	0,48%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				254.570	1,38%	0,48%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Degus Participações Ltda.					CPF/CNPJ: 31063985/0001-28		
Qualificação: Controlador / Conselho de Administração Daniel Ioschpe detém 70,00% da Degus Participações Ltda. Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				221.372	1,20%	0,42%
Ações	Preferenciais				11.884	0,03%	0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				221.372	1,20%	0,42%
Ações	Preferenciais				11.884	0,03%	0,02%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 056683950-49		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				254.569	1,38%	0,48%
Ações	Preferenciais				116.375	0,33%	0,22%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				254.569	1,38%	0,48%
Ações	Preferenciais				116.375	0,33%	0,22%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: IBI Participações e Negócios Ltda.					CPF/CNPJ: 092198035/0001-03		
Qualificação: Controlador / Conselho de Administração - Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				367.470	1,99%	0,69%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				367.470	1,99%	0,69%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Ivoncy Brochmann Ioschpe</td><td colspan="2">CPF/CNPJ: 000922900-00</td></tr>
<tr><td colspan="8">Qualificação: Controlador / Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>427.012</td><td>2,32%</td><td>0,80%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>332</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>427.012</td><td>2,32%</td><td>0,80%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>332</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Infipar Participações Ltda.						CPF/CNPJ: 087292264/0001-44	
Qualificação: Controlador / Conselho de Administração / Diretoria Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda. Dan Ioschpe detém 0,05% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				373.451	2,03%	0,70%
Ações	Preferenciais				84	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				373.451	2,03%	0,70%
Ações	Preferenciais				84	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Inova Investimentos S.A.					CPF/CNPJ: 003541634/0001-40		
Qualificação: Controlador / Conselho de Administração / Diretoria Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A. Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Planner C.V. S.A.	Compra	25	1.000	12,00	12.000,00
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				41.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: João Carlos Silvério		CPF/CNPJ: 001368750-68		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	300	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	300	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: ISI Participações Ltda.						CPF/CNPJ: 090575502/0001-02		
Qualificação: Controlador / Conselho de Administração - Mauro L. Iochpe detém 21,24% da ISI Participações Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				747.717	4,06%		1,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				747.717	4,06%		1,40%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Oscar Antônio Fontoura Becker						CPF/CNPJ: 113713660-04	
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				40	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				40	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Marcos Luchese					CPF/CNPJ: 439.952.680-72		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				420	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				420	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da nstrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Caio Marcio de Ávila Martins Pinhão						CPF/CNPJ: 595.247.587-68		
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da nstrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Clayton Crystallino da Rocha</td><td colspan="3">CPF/CNPJ: 316.747.987-68</td></tr>
<tr><td colspan="9">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td colspan="2">0,00%</td><td>0,00%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td colspan="9">Não houve negociação</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td colspan="2">0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Haroldo Fialho Prates			CPF/CNPJ: 665.321.837-68	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: José Wellington Marques Araujo</td><td colspan="2">CPF/CNPJ: 334.699.897-53</td></tr>
<tr><td colspan="8">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>1</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: BNDES Participações S.A.	CPF/CNPJ: 00.383.281/0001-09
Qualificação: Controlador	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	18.082.709	51,96%	33,97%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	18.082.709	51,96%	33,97%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Fundação Iochpe	CPF/CNPJ: 93.121.290/0003-55
Qualificação: Controlador	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	253.418	1,38%	0,48%
Ações	Preferenciais	264	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Fundo de Participação Social						CPF/CNPJ: 33.657.248/0001-89		
Qualificação: Controlador								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação - Mesma Espécie/ Classe		% de participação - Total
Ações	Ordinárias				429.296	2,33%		0,81%
Ações	Preferenciais				3.561.469	10,23%		6,69%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação - Mesma Espécie/ Classe		% de participação - Total
Ações	Ordinárias				429.296	2,33%		0,81%
Ações	Preferenciais				3.561.469	10,23%		6,69%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

EEm outubro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: **Companhia Iochpe**						CPF/CNPJ: 92753367/0001-02	
Qualificação: Controlador / Conselho de Administração Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,22% da Companhia Iochpe Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em setembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Armando Ulbricht Jr.					CPF/CNPJ: 714957388-68			
Qualificação: Diretor Executivo								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				4.360	0,01%		0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				4.360	0,01%		0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em setembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 439240690-34		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Dan Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Dan Ioschpe detém 0,05% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				373.451	2,03%	0,70%
Ações	Preferenciais				84	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	Total
Ações	Ordinárias				373.451	2,03%	0,70%
Ações	Preferenciais				84	0,00%	0,00%

<table>
<tr><td colspan="8">Denominação da Controladora: Inova Investimentos S.A.</td></tr>
<tr><td colspan="6">Nome: Dan Ioschpe</td><td colspan="2">CPF/CNPJ: 003541634/0001-40</td></tr>
<tr><td colspan="8">Qualificação: Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>40.000</td><td>0,22%</td><td>0,08%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>40.000</td><td>0,22%</td><td>0,08%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em setembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Daniel Ioschpe</td><td colspan="2">CPF/CNPJ: 000580680-15</td></tr>
<tr><td colspan="8">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td rowspan="2" colspan="4">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>254.570</td><td>1,38%</td><td>0,48%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td rowspan="2" colspan="4">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>254.570</td><td>1,38%</td><td>0,48%</td></tr>
</table>

<table>
<tr><td colspan="8">Denominação da Controladora: Degus Participações Ltda.</td></tr>
<tr><td colspan="6">Nome: Daniel Ioschpe</td><td colspan="2">CPF/CNPJ: 31063985/0001-28</td></tr>
<tr><td colspan="8">Qualificação: Daniel Ioschpe detém 70,00% da Degus Participações Ltda.</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td rowspan="2" colspan="4">Características Dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>221.372</td><td>1,20%</td><td>0,42%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>11.884</td><td>0,03%</td><td>0,02%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td rowspan="2" colspan="4">Características Dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>221.372</td><td>1,20%</td><td>0,42%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>11.884</td><td>0,03%</td><td>0,02%</td></tr>
</table>

Denominação da Controladora: Companhia Iochpe							
Nome: Daniel Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em setembro de 2005 não foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 056683950-49			
Qualificação: Pessoa Ligada (Conselho de Administração)								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				254.569	1,38%		0,48%
Ações	Preferenciais				116.375	0,33%		0,22%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				254.569	1,38%		0,48%
Ações	Preferenciais				116.375	0,33%		0,22%

Denominação da Controladora: Degus Participações Ltda.								
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 31063985/0001-28			
Qualificação: Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características Dos Títulos				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				221.372	1,20%		0,42%
Ações	Preferenciais				11.884	0,03%		0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características Dos Títulos				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				221.372	1,20%		0,42%
Ações	Preferenciais				11.884	0,03%		0,02%

Denominação da Controladora: Companhia Iochpe							
Nome: Evelyn Noemi Berg Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em setembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Controladora: IBI Participações e Negócios Ltda.							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 092198035/0001-03		
Qualificação: Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				367.470	1,99%	0,69%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				367.470	1,99%	0,69%

Denominação da Controladora: Companhia Iochpe							
Nome: Iboty Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: Gláucia Stifelman Ioschpe</td><td colspan="2">CPF/CNPJ: 785258700-30</td></tr>
<tr><td colspan="8">Qualificação: Pessoa Ligada (Conselho de Administração)</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>180.000</td><td>0,98%</td><td>0,34%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>180.000</td><td>0,98%</td><td>0,34%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em setembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 000922900-00		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				427.012	2,32%	0,80%
Ações	Preferenciais				332	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				427.012	2,32%	0,80%
Ações	Preferenciais				332	0,00%	0,00%

Denominação da Controladora: Infipar Participações Ltda.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 087292264/0001-44		
Qualificação: Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				373.451	2,03%	0,70%
Ações	Preferenciais				84	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				373.451	2,03%	0,70%
Ações	Preferenciais				84	0,00%	0,00%

Denominação da Controladora: Companhia Iochpe							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,19% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%

Denominação da Controladora: Inova Investimentos S.A.							
Nome: Ivoncy Brochmann Ioschpe					CPF/CNPJ: 003541634/0001-40		
Qualificação: Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				40.000	0,22%	0,08%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em setembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: João Carlos Silvério						CPF/CNPJ: 001368750-68	
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				300	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				300	0,00%	0,00%

FÓRMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em setembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Controladora: ISI Participações Ltda.							
Nome: Mauro L. Iochpe					CPF/CNPJ: 090575502/0001-02		
Qualificação: Mauro L. Iochpe detém 21,24% da ISI Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				747.717	4,06%	1,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				747.717	4,06%	1,40%

Denominação da Controladora: Companhia Iochpe							
Nome: Mauro L. Iochpe					CPF/CNPJ: 92753367/0001-02		
Qualificação: Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em setembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Oscar Antônio Fontoura Becker					CPF/CNPJ: 113713660-04		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				40	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				40	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em setembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 la Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Marcos Luchese					CPF/CNPJ: 439.952.680-72		
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				420	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				420	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em setembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da nstrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Caio Marcio de Ávila Martins Pinhão	CPF/CNPJ: 595.247.587-68
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	19	1	N/D	N/D
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em setembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da nstrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Clayton Crystallino da Rocha					CPF/CNPJ: 316.747.987-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				0	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	19	1	N/D	N/D
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

:Em setembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da nstrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Haroldo Fialho Prates					CPF/CNPJ: 665.321.837-68		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				0	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	19	1	N/D	N/D
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em setembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da nstrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: José Wellington Marques Araujo					CPF/CNPJ: 334.699.897-53		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				0	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	19	1	N/D	N/D
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO CONSOLIDADO
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				304	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Ações	Preferenciais	Geração Futuro C.V. S.A.	Compra	14	1	16,98	16,98
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				309	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**		**(x) Controlador**

Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	21.773.120	62,56%	40,90%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	56.303	4,3767	246.425,11
Ações	Ordinárias	Balcão	Compra	11	215.423	4,3767	942.856,28
Ações	Ordinárias	Balcão	Compra	11	56.303	4,3767	246.425,11
Ações	Ordinárias	Balcão	Compra	11	328.030	4,3767	1.435.710,88
Ações	Ordinárias	Balcão	Compra	11	53.855	4,3767	235.710,79
Ações	Ordinárias	Balcão	Compra	11	332.926	4,3767	1.457.139,53
Ações	Ordinárias	Balcão	Compra	11	328.030	4,3767	1.435.710,88
Ações	Ordinárias	Balcão	Venda	11	215.423	4,3767	942.856,28
Ações	Ordinárias	Balcão	Venda	11	56.303	4,3767	246.425,11
Ações	Ordinárias	Balcão	Venda	11	332.926	4,3767	1.457.139,53
Ações	Ordinárias	Balcão	Venda	11	328.030	4,3767	1.435.710,88
Ações	Ordinárias	Balcão	Venda	11	328.030	4,3767	1.435.710,88
Ações	Ordinárias	Balcão	Venda	11	56.303	4,3767	246.425,11
Ações	Ordinárias	Balcão	Venda	11	53.855	4,3767	235.710,79
Ações	Preferenciais	Balcão	Venda	14	7	--	--
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Ações	Preferenciais	Balcão	Compra	14	1	--	--

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	17.756.317	96,35%	33,36%
Ações	Preferenciais	21.773.116	62,56%	40,90%

FORMULÁRIO CONSOLIDADO
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em setembro de 2005 ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.								
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**		**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade		% de participação	
							Mesma Espécie/ Classe	Total
Ações	Ordinárias				13.459.540		73,04%	25,28%
Ações	Preferenciais				128.982		0,37	0,24%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade		Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	19	4		N/D	N/D
Saldo Final								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade		% de participação	
							Mesma Espécie/ Classe	Total
Ações	Ordinárias				13.459.540		73,04%	25,28%
Ações	Preferenciais				128.986		0,37	0,24%

Denominação da Companhia: Iochpe-Maxion S.A.								
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**		**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade		% de participação	
							Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309		1,14%	0,49%
Ações	Preferenciais				4.820		0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade		Preço	Volume (R$) (3)
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade		% de participação	
							Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309		1,14%	0,49%
Ações	Preferenciais				4.820		0,01%	0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome:Armando Ulbricht Jr.					CPF/CNPJ: 714957388-68		
Qualificação: Diretoria							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				4.360	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				4.360	0,01%	0,01%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Dan Ioschpe					CPF/CNPJ: 439240690-34		
Qualificação: Controlador / Diretoria							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				210.309	1,14%	0,40%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Daniel Ioschpe					CPF/CNPJ: 000580680-15		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				254.570	1,38%	0,48%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	56.303	4,3767	246.425,11
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				310.873	1,69%	0,58%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Degus Participações Ltda.					CPF/CNPJ: 31063985/0001-28		
Qualificação: Controlador / Conselho de Administração Daniel Ioschpe detém 70,00% da Degus Participações Ltda. Evelyn Noemi Berg Ioschpe detém 30,00% da Degus Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				221.372	1,20%	0,42%
Ações	Preferenciais				11.884	0,03%	0,02%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	215.423	4,3767	942.856,28
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				436.795	2,37%	0,82%
Ações	Preferenciais				11.884	0,03%	0,02%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Evelyn Noemi Berg Ioschpe		CPF/CNPJ: 056683950-49		
Qualificação: Controlador / Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	254.569	1,38%	0,48%
Ações	Preferenciais	116.375	0,33%	0,22%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	56.303	4,3767	246.425,11

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	310.872	1,69%	0,58%
Ações	Preferenciais	116.375	0,33%	0,22%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: IBI Participações e Negócios Ltda.					CPF/CNPJ: 092198035/0001-03		
Qualificação: Controlador / Conselho de Administração - Iboty Brochmann Ioschpe detém 99,99% da IBI Participações e Negócios Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				367.470	1,99%	0,69%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	328.030	4,3767	1.435.710,88
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				695.500	3,77%	1,31%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Ivoncy Brochmann Ioschpe						CPF/CNPJ: 000922900-00	
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)			Quantidade		% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias			427.012		2,32%	0,80%
Ações	Preferenciais			332		0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	53.855	4,3767	235.710,79
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)			Quantidade		% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias			480.867		2,61%	0,90%
Ações	Preferenciais			332		0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="7">Nome: Infipar Participações Ltda.</td><td colspan="2">CPF/CNPJ: 087292264/0001-44</td></tr>
<tr><td colspan="9">Qualificação: Controlador / Conselho de Administração / Diretoria
Ivoncy Brochmann Ioschpe detém 99,90% da Infipar Participações Ltda.
Dan Ioschpe detém 0,05% da Infipar Participações Ltda.</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>373.451</td><td colspan="2">2,03%</td><td>0,70%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>84</td><td colspan="2">0,00%</td><td>0,00%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td colspan="2">Volume (R$) (3)</td></tr>
<tr><td>Ações</td><td>Ordinárias</td><td>Balcão</td><td>Compra</td><td>11</td><td>332.926</td><td>4,3767</td><td colspan="2">1.457.139,53</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="3">% de participação</td></tr>
<tr><td colspan="2">Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>706.377</td><td colspan="2">3,83%</td><td>1,33%</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>84</td><td colspan="2">0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Inova Investimentos S.A.						CPF/CNPJ: 003541634/0001-40		
Qualificação: Controlador / Conselho de Administração / Diretoria Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 20,09% da Inova Investimentos S.A. Dan Ioschpe detém, direta ou indiretamente, 5,02% da Inova Investimentos S.A.								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				41.000	0,22%		0,08%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociações								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Ordinárias				41.000	0,22%		0,08%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="6">Nome: João Carlos Silvério</td><td colspan="2">CPF/CNPJ: 001368750-68</td></tr>
<tr><td colspan="8">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>300</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Preferenciais</td><td>300</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: ISI Participações Ltda.						CPF/CNPJ: 090575502/0001-02	
Qualificação: Controlador / Conselho de Administração - Mauro L. Iochpe detém 21,24% da ISI Participações Ltda.							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				747.717	4,06%	1,40%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Compra	11	328.030	4,3767	1.435.710,88
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				1.075.747	5,84%	2,02%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Oscar Antônio Fontoura Becker						CPF/CNPJ: 113713660-04	
Qualificação: Diretor Executivo							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				40	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				40	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Marcos Luchese		CPF/CNPJ: 439.952.680-72		
Qualificação: Diretor Executivo				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	420	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	420	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: Caio Marcio de Ávila Martins Pinhão	CPF/CNPJ: 595.247.587-68
Qualificação: Conselho de Administração	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Clayton Crystallino da Rocha					CPF/CNPJ: 316.747.987-68			
Qualificação: Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		% de participação Total
Ações	Preferenciais				1	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		% de participação Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td colspan="5">Nome: Haroldo Fialho Prates</td><td colspan="3">CPF/CNPJ: 665.321.837-68</td></tr>
<tr><td colspan="8">Qualificação: Conselho de Administração</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td rowspan="2" colspan="3">Características dos Títulos (2)</td><td rowspan="2" colspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="3">Preferenciais</td><td colspan="2">1</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociação</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td rowspan="2" colspan="3">Características dos Títulos (2)</td><td rowspan="2" colspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="3">Preferenciais</td><td colspan="2">1</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

:Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo .11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: José Wellington Marques Araujo		CPF/CNPJ: 334.699.897-53		
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.	
Nome: BNDES Participações S.A.	CPF/CNPJ: 00.383.281/0001-09
Qualificação: Controlador	

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	18.082.705	51,96%	33,97%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)

Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	3.582.754	19,44%	6,73%
Ações	Preferenciais	18.082.705	51,96%	33,97%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Fundação Iochpe					CPF/CNPJ: 93.121.290/0003-55			
Qualificação: Controlador								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Ordinárias				253.418	1,38%		0,48%
Ações	Preferenciais				264	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Não houve negociação								
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe		Total
Ações	Ordinárias				253.418	1,38%		0,48%
Ações	Preferenciais				264	0,00%		0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Fundo de Participação Social			CPF/CNPJ: 33.657.248/0001-89	
Qualificação: Controlador				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	3.561.469	10,23%	6,69%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	429.296	2,33%	0,81%
Ações	Preferenciais	3.561.469	10,23%	6,69%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: **Companhia Iochpe**					CPF/CNPJ: 92753367/0001-02		
Qualificação: Controlador / Conselho de Administração Ivoncy Brochmann Ioschpe detém, direta ou indiretamente, 28,22% da Companhia Iochpe Mauro L. Iochpe detém, direta ou indiretamente, 5,08% da Companhia Iochpe Iboty Brochmann Ioschpe detém, direta ou indiretamente, 23,93% da Companhia Iochpe Evelyn Noemi Berg Ioschpe detém, direta ou indiretamente, 8,82% da Companhia Iochpe Daniel Ioschpe detém, direta ou indiretamente, 15,11% da Companhia Iochpe							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				10.593.379	57,48%	19,90%
Ações	Preferenciais				7	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Ordinárias	Balcão	Venda	11	215.423	4,3767	942.856,28
Ações	Ordinárias	Balcão	Venda	11	56.303	4,3767	246.425,11
Ações	Ordinárias	Balcão	Venda	11	332.926	4,3767	1.457.139,53
Ações	Ordinárias	Balcão	Venda	11	328.030	4,3767	1.435.710,88
Ações	Ordinárias	Balcão	Venda	11	328.030	4,3767	1.435.710,88
Ações	Ordinárias	Balcão	Venda	11	56.303	4,3767	246.425,11
Ações	Ordinárias	Balcão	Venda	11	53.855	4,3767	235.710,79
Ações	Preferenciais	Balcão	Venda	14	7	--	--
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Ordinárias				9.222.509	50,04%	17,33%
Ações	Preferenciais				--	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Mauro Knijnik			CPF/CNPJ: 002.231.740-68	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM n° 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Gustavo Berg Ioschpe			CPF/CNPJ: 920.901.680-72	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Geração Futuro C.V. S.A.	Compra	14	1	16,98	16,98

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Iboty B. Ioschpe					CPF/CNPJ: 000.922.820-91		
Qualificação: Controlador / Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				0	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.								
Nome: Mauro L. Iochpe						CPF/CNPJ: 154.727.520-00		
Qualificação: Controlador / Conselho de Administração								
Saldo Inicial								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				0	0,00%		0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)								
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)	
Ações	Preferenciais	Balcão	Compra	14	1	--	--	
Saldo Final								
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação		
						Mesma Espécie/ Classe		Total
Ações	Preferenciais				1	0,00%		0,00%

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Leandro Kolodny					CPF/CNPJ: 000.754.180-53		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				0	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Nildemar Secches			CPF/CNPJ: 589.461.528-34	
Qualificação: Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.				
Nome: Salomão Ioschpe			CPF/CNPJ: 400.517.220-20	
Qualificação: Controlador / Conselho de Administração				
Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Preferenciais	1	0,00%	0,00%

FORMULÁRIO INDIVIDUAL
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em novembro de 2005 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia: Iochpe-Maxion S.A.							
Nome: Moacir Kwitko					CPF/CNPJ: 079.726.950-91		
Qualificação: Conselho de Administração							
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				0	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Ações	Preferenciais	Balcão	Compra	14	1	--	--
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação Mesma Espécie/ Classe	% de participação Total
Ações	Preferenciais				1	0,00%	0,00%

FORMULÁRIO CONSOLIDADO
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em outubro de 2005 ocorreram operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**(x) Conselho de Administração**		**( ) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				304	0,00%	0,00%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				304	0,00%	0,00%

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características Dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				0	0,00%	0,00%
Ações	Preferenciais				4.820	0,01%	0,01%

<table>
<tr><td colspan="9">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td>Grupo e Pessoas Ligadas</td><td colspan="2">( ) Conselho de Administração</td><td colspan="2">( ) Diretoria</td><td colspan="2">( ) Conselho Fiscal</td><td colspan="2">(x) Controlador</td></tr>
<tr><td colspan="9">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="5" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="5">Ordinárias</td><td>17.755.317</td><td>96,35%</td><td>33,35%</td></tr>
<tr><td>Ações</td><td colspan="5">Preferenciais</td><td>21.773.124</td><td>62,56%</td><td>40,90%</td></tr>
<tr><td colspan="9">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características Dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td colspan="2">Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td>Ações</td><td>Ordinárias</td><td>Planner C.V. S.A.</td><td>Compra</td><td>25</td><td colspan="2">1.000</td><td>12,00</td><td>12.000,00</td></tr>
<tr><td colspan="9">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="5" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="5">Ordinárias</td><td>17.756.317</td><td>96,35%</td><td>33,36%</td></tr>
<tr><td>Ações</td><td colspan="5">Preferenciais</td><td>21.773.124</td><td>62,56%</td><td>40,90%</td></tr>
</table>

Denominação da Companhia: Iochpe-Maxion S.A.							
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**		**(x) Diretoria**		**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	
Saldo Inicial							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.515.457	1,14%	0,40%
Ações	Preferenciais				220.000	0,01%	0,01%
Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)
Não houve negociação							
Saldo Final							
Valor Mobiliário/ Derivativo	Características dos Títulos (2)				Quantidade	% de participação	
						Mesma Espécie/ Classe	Total
Ações	Ordinárias				10.515.457	1,14%	0,49%
Ações	Preferenciais				220.000	0,01%	0,01%

<table>
<tr><td colspan="8">Denominação da Companhia: Iochpe-Maxion S.A.</td></tr>
<tr><td>Grupo e Pessoas Ligadas</td><td colspan="2">( ) Conselho de Administração</td><td colspan="2">( ) Diretoria</td><td>(x) Conselho Fiscal</td><td colspan="2">( ) Órgãos Técnicos ou Consultivos</td></tr>
<tr><td colspan="8">Saldo Inicial</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>2</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)</td></tr>
<tr><td>Valor Mobiliário/ Derivativo</td><td>Características dos Títulos (2)</td><td>Intermediário</td><td>Operação</td><td>Dia</td><td>Quantidade</td><td>Preço</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">Não houve negociações</td></tr>
<tr><td colspan="8">Saldo Final</td></tr>
<tr><td rowspan="2">Valor Mobiliário/ Derivativo</td><td colspan="4" rowspan="2">Características dos Títulos (2)</td><td rowspan="2">Quantidade</td><td colspan="2">% de participação</td></tr>
<tr><td>Mesma Espécie/ Classe</td><td>Total</td></tr>
<tr><td>Ações</td><td colspan="4">Ordinárias</td><td>2</td><td>0,00%</td><td>0,00%</td></tr>
</table>

FILE NO. 82-3722

IAN - ANNUAL INFORMATION

Annual Information Bulletin 2004 12/09/2005 14:31

01 - Company Data

01.01 - Identification

CVM Code: 01193-2
Corporate Name: IOCHPE-MAXION SA
Corporate Taxpayer no..: 61.156.113/0001-75
Commercial Name: IOCHPE-MAXION
Former Corporate Name:
Corporate Enrollment no.: 35300014022

01.02 - Headquarters

Complete Address: Rua Luigi Galvani, 146 - 13º andar

District: Brooklin Novo	**Zip Code:** 04575-020
City: São Paulo	**State:** SP
Area Code: 011	**Telephone no.:** 5508-3800
Telephone no.:	**Telephone no.:**
Telex:	**Area Code:** 011
Fax no.: 5506-7353	**Fax no.:**
Fax no.:	**Company's e-mail:** fenelon@iochpe.com.br

01.03 - Stockholder Department

Contact's Name: Marcio Fenelon dos Anjos
Contact's Post: Relações com Investidores
Mailing Address: Rua Luigi Galvani, 146 - 13º andar

District: Brooklin Novo	**Zip Code:** 04575-020
City: São Paulo	**State:** SP
Area Code: 011	**Telephone no.:** 5508-3843
Telephone no.: 5508-3800	**Telephone no.:**
Telex:	**Area Code:** 011
Fax no.: 5506-7353	**Fax no.:**
Fax no.:	**Department e-mail:** fenelon@iochpe.com.br

Other Places for Stockholder Services

Item:	City:	State:	Area Code:	Telephone no.:	Telephone no.:

01.04 - Investor Relations Director (Address for Correspondence with the Company)

Director's Name: Oscar Antonio Fontoura Becker
Mailing Address: Rua Luigi Galvani, 146 - 13º andar

District: Brooklin Novo	**Zip Code:** 04575-020
City: São Paulo	**State:** SP
Area Code: 011	**Telephone no.:** 5508-3800
Telephone no.:	**Telephone no.:**
Telex:	**Area Code:** 011
Fax no.: 5506-7353	**Fax no.:**
Fax no.:	**Director's e-mail:** becker@iochpe.com.br

01.05 - Reference/Auditor

	Beginning:	End:
Last Fiscal Year:	01/01/2004	12/31/2004
Current Fiscal Year:	01/01/2005	12/31/2005

Auditor

Name/Corporate Name: KPMG Auditores Independentes

CVM Code:	00418-9
Responsible Professional	
Name:	Roberto Vilela Resende
Taxpayer no.:	298.115.546-68

01.06 - Company Characteristics

Stock Exchange at which Listed:	BVSP
Trading Market:	Exchange
Status:	Operational
Business Code:	134 - Emp. Adm. Participações
Main Business:	Holding - Empresas de autopeças

01.07 - Stockholder Control/Securities

Nature of Stockholder Control:	National private-sector company
Securities Issued by the Company:	Shares

01.08 - Publication of Documents

Date of Announcement to Stockholders of Availability of Financial Statements:	02/17/2005
Date of Publication of Minutes of GSM Approving Financial Statements:	03/01/2005
Date of Publication of Call for GSM for Approval of Financial Statements:	03/21/2005
Date of Publication of Financial Statements:	02/17/2005

01.09 - Newspapers in which the Company Publishes Information

Item:	Newspaper Name:	State:
01	Valor Econômico	SP
02	Diário Oficial do Estado SP	SP

01.10 - Investor Relations Director

Date: 12/09/2005 Signature: Not available

02 - Management

02.01 - Current Membership of Board of Directors and Executive Committee

Item:	Name of Manager:	Taxpayer	Election	Mandate	MTC*:	Function:
01	IVONCY BROCHMANN IOSCHPE	000.922.900-00	03/21/2005	1 ANO	2	Presidente do Conselho de Administracão
02	DANIEL IOSCHPE	000.580.680-15	03/21/2005	1 ANO	2	Conselho de Administracão (Efetivo)
03	IBOTY BROCHMANN IOSCHPE	000.922.820-91	03/21/2005	1 ANO	2	Conselho de Administracão (Efetivo)
04	GERALDO HESS	180.764.240-20	03/21/2005	1 ANO	2	Conselho de Administracão (Efetivo)
05	MAURO LITWIN IOCHPE	154.727.520-00	03/21/2005	1 ANO	2	Conselho de Administracão (Efetivo)
06	CLAYTON CRYSTALLINO DA ROCHA	316.747.987-68	03/21/2005	1 ANO	2	Conselho de Administracão (Efetivo)
07	CAIO MARCIO DE ÁVILA MARTINS PINHÃO	595.247.587-68	03/21/2005	1 ANO	2	Conselho de Administracão (Efetivo)
08	NILDEMAR SECCHES	589.461.528-34	03/21/2005	1 ANO	2	Conselho de Administracão (Efetivo)
09	DAN IOSCHPE	439.240.690-34	03/23/2005	1 ANO	1	Diretor Presidente / Superintendente
10	ARMANDO ULBRICHT JUNIOR	714.957.388-68	03/23/2005	1 ANO	1	Superintendente
11	OSCAR ANTÔNIO FONTOURA BECKER	113.713.660-04	03/23/2005	1 ANO	1	Diretor de Relações com Investidores
12	MARCOS LUCHESE	439.952.680-72	03/23/2005	1 ANO	1	Superintendente
13	MAURO KNIJNIK	002.231.740-68	03/21/2005	1 ANO	2	Conselho de Administracão (Suplente)
14	JOAO CARLOS SILVEIRO	001.368.750-68	03/21/2005	1 ANO	2	Conselho de Administracão (Suplente)
15	GUSTAVO BERG IOSCHPE	920.901.680-72	03/21/2005	1 ANO	2	Conselho de Administração (Suplente)

15	GUSTAVO BERG IOSCHPE	920.901.680-72	03/21/2005	1 ANO	2	Conselho de Administração (Suplente)
16	MOACIR KWITKO	000.754.180-53	03/21/2005	1 ANO	2	Conselho de Administração (Suplente)
17	HAROLDO FIALHO PRATES	665.321.837-68	03/21/2005	1 ANO	2	Conselho de Administração (Suplente)
18	JOSE WELLINGTON MARQUES DE ARAUJO	334.699.897-53	03/21/2005	1 ANO	2	Conselho de Administração (Suplente)
19	SALOMÃO IOSCHPE	400.517.220-20	03/21/2005	6 MESES	2	Conselho de Administração (Suplente)
20	LEANDRO KOLODNY	000.754.180-53	03/21/2005	1 ANO	2	Conselho de Administração (Suplente)

* MTC - Manager Type Code:
1 - Member of the Executive Committee Only;
2 - Member of the Board of Directors Only;
3 - Member of both the Board of Directors and the Executive Committee

02.02 - Professional Experience and Academic Curriculum of Each Director and Executive Officer (25088 Bytes) - in Portuguese

03 - Stockholder Structure

03.01 - Events Relating to Stockholder Structure

Base Event:	AGE
Date of Event:	03/21/2005
Individuals and Corporations:	3855
Institutional Investors:	237
Stockholders Agreement:	Yes
Preferred Voting Stock:	No

Preferred Voting Stock:

03.02 - Stock Position of Stockholders with over 5% of Voting Stock

Item:		**Name/Corporate Name:**			**Individual/Corporate**
Nationality:	**State:**	**Common**	**Percentage:**	**Preferred Shares**	**Percentage:**
Total Shares	**Percentage:**	**Comp. of Capital Stock:**		**Member of**	**Controlling**
01	COMPANHIA IOCHPE				92.753.367/0001-02
BRASILEIRA	SP	9,223.00	50.00%	0.00	0.00%
9,223.00	17.30%	11/11/2005		Yes	Yes
02	BNDES - PARTICIPAÇÕES S.A. - BNDESPAR				
BRASILEIRA	RJ	3,583.00	19.44%	18,083.00	52.00%
21,666.00	40.70%	05/31/2005		Yes	Yes
97	AÇÕES EM TESOURARIA				
		0.00	0.00%	0.00	0.00%
0.00	0.00%	-			
98	OUTROS				
		5,622.00	30.56%	16,721.00	48.00%
22,343.00	42.00%	-			
99	TOTAL				
		18,428.00	100.00%	34,804.00	100.00%
53,232.00	100.00%	-			
0102	IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.				92.198.035/0001-03
BRASILEIRA	RS	134.00	23.93%	0.00	0.00%
134.00	23.93%	03/31/2005			
0103	INFIPAR PARTICIPAÇÕES LTDA.				87.292.264/0001-44
BRASILEIRA	RS	136.00	24.29%	0.00	0.00%
136.00	24.29%	03/31/2005			
0104	ISI PARTICIPAÇÕES LTDA				90.573.502/0001-02

0104	ISI PARTICIPAÇÕES LTDA				90.573.502/0001-02
BRASILEIRA	RS	134.00	23.93%	0.00	0.00%
134.00	23.93%	03/31/2005			
0105	DEGUS PARTICIPAÇÕES LTDA.				31.063.985/0001-28
BRASILEIRA	RS	88.00	15.72%	0.00	0.00%
88.00	15.72%	03/31/2005			
0106	IVONCY BROCHMANN IOSCHPE				00.092.290/000 -
BRASILEIRO	RS	22.00	3.93%	0.00	0.00%
22.00	3.93%	-			
0107	DANIEL IOSCHPE				00.058.068/015 -
BRASILEIRO	RS	23.00	4.10%	0.00	0.00%
23.00	4.10%	-			
0108	EVELYN NOEMI BERG IOSCHPE				05.668.395/049 -
BRASILEIRA	RS	23.00	4.10%	0.00	0.00%
23.00	4.10%	-			
0199	TOTAL				
		560.00	100.00%	0.00	0.00%
560.00	100.00%	-			
010201	IBOTY BROCHMANN IOSCHPE				00.092.282/091 -
BRASILEIRO	RS	47,276,880.00	100.00%	0.00	0.00%
47,276,880.00	100.00%	-			
010202	MOACIR KWITKO				
BRASILEIRO	RS	2.00	0.00%	0.00	0.00%
2.00	0.00%	-			
010299	TOTAL				
		47,276,882.00	100.00%	0.00	0.00%
47,276,882.00	100.00%	-			
010301	IVONCY BROCHMANN IOSCHPE				00.092.290/000 -
BRASILEIRO	RS	10,940,180.00	99.90%	0.00	0.00%
10,940,180.00	99.90%	-			
010302	DAN IOSCHPE				
BRASILEIRO	RS	5,910.00	0.05%	0.00	0.00%
5,910.00	0.05%	-			
010303	SALOMÃO IOSCHPE				40.051.722/020 -
BRASILEIRO	RS	5,910.00	0.05%	0.00	0.00%
5,910.00	0.05%	-			
010399	TOTAL				
		10,952,000.00	100.00%	0.00	0.00%
10,952,000.00	100.00%	-			
010401	MAURO LITWIN IOCHPE				15.472.752/000 -
BRASILEIRO	RS	1,849,991.00	21.26%	0.00	0.00%
1,849,991.00	21.26%	-			
010402	ALINE KOLODNY NEMETZ				55.423.493/072 -
BRASILEIRA	RS	1,804,991.00	20.72%	0.00	0.00%
1,804,991.00	20.72%	-			
010403	MIRELA LITVIN IOCHPE WAINSTEIN				41.138.210/030 -
BRASILEIRA	RS	1,804,991.00	20.72%	0.00	0.00%
1,804,991.00	20.72%	-			
010404	MATUZALEM IOCHPE				13.809.210/900 -
BRASILEIRO	RS	1,624,471.00	18.65%	0.00	0.00%
1,624,471.00	18.65%	-			
010405	MARLENE IOCHPE KOLODNY				14.760.118/004 -
BRASILEIRA	RS	1,624,471.00	18.65%	0.00	0.00%
1,624,471.00	18.65%	-			

010499 TOTAL
8,708,915.00 100.00% 0.00 0.00%
8,708,915.00 100.00% -
010501 DANIEL IOSCHPE 00.058.068/015 -
BRASILEIRO RS 349,993.00 70.00% 0.00 0.00%
349,993.00 70.00% -
010502 EVELYN NOEMI BERG IOSCHPE 05.668.395/049 -
BRASILEIRA RS 149,994.00 30.00% 0.00 0.00%
149,994.00 30.00% -
010503 ADEMAR RUIZ BRATZ 06.994.784/053 -
BRASILEIRO RS 13.00 0.00% 0.00 0.00%
13.00 0.00% -
010599 TOTAL
500,000.00 100.00% 0.00 0.00%
500,000.00 100.00% -

03.03 - Controllers' Participation in Capital Stock, down to Individual Level

Item: Name / Corporate Name: Individual/Corporate Nationality: State:
Common Percentage: Preferred Percentage: Total Shares Percentage: Comp. of

01 COMPANHIA IOCHPE 92.753.367/0001-02 BRASILEIRA SP
9,223.00 50.00% 0.00 0.00% 9,223.00 17.30% 11/11/2005
02 BNDES - PARTICIPACÕES S.A. - BRASILEIRA RJ
3,583.00 19.44% 18,083.00 52.00% 21,666.00 40.70% 05/31/2005
97 AÇÕES EM TESOURARIA
0.00 0.00% 0.00 0.00% 0.00 0.00% -
98 OUTROS
5,622.00 30.56% 16,721.00 48.00% 22,343.00 42.00% -
99 TOTAL
18,428.00 100.00% 34,804.00 100.00% 53,232.00 100.00% -
0102 IBI PARTICIPAÇÕES E NEGÓCIOS LTDA. 92.198.035/0001-03 BRASILEIRA RS
134.00 23.93% 0.00 0.00% 134.00 23.93% 03/31/2005
0103 INFIPAR PARTICIPAÇÕES LTDA. 87.292.264/0001-44 BRASILEIRA RS
136.00 24.29% 0.00 0.00% 136.00 24.29% 03/31/2005
0104 ISI PARTICIPAÇÕES LTDA 90.573.502/0001-02 BRASILEIRA RS
134.00 23.93% 0.00 0.00% 134.00 23.93% 03/31/2005
0105 DEGUS PARTICIPAÇÕES LTDA. 31.063.985/0001-28 BRASILEIRA RS
88.00 15.72% 0.00 0.00% 88.00 15.72% 03/31/2005
0106 IVONCY BROCHMANN IOSCHPE 00.092.290/000 - BRASILEIRO RS
22.00 3.93% 0.00 0.00% 22.00 3.93% -
0107 DANIEL IOSCHPE 00.058.068/015 - BRASILEIRO RS
23.00 4.10% 0.00 0.00% 23.00 4.10% -
0108 EVELYN NOEMI BERG IOSCHPE 05.668.395/049 - BRASILEIRA RS
23.00 4.10% 0.00 0.00% 23.00 4.10% -
0199 TOTAL
560.00 100.00% 0.00 0.00% 560.00 100.00% -
010201 IBOTY BROCHMANN IOSCHPE 00.092.282/091 - BRASILEIRO RS
47,276,880.00 100.00% 0.00 0.00% 47,276,880.00 100.00% -
010202 MOACIR KWITKO BRASILEIRO RS
2.00 0.00% 0.00 0.00% 2.00 0.00% -
010299 TOTAL
47,276,882.00 100.00% 0.00 0.00% 47,276,882.00 100.00% -
010301 IVONCY BROCHMANN IOSCHPE 00.092.290/000 - BRASILEIRO RS
10,940,180.00 99.90% 0.00 0.00% 10,940,180.00 99.90% -

10,940,180.00	99.90%	0.00	0.00%	10,940,180.00	99.90%	-
010302	DAN IOSCHPE				BRASILEIRO	RS
5,910.00	0.05%	0.00	0.00%	5,910.00	0.05%	-
010303	SALOMÃO IOSCHPE			40.051.722/020 -	BRASILEIRO	RS
5,910.00	0.05%	0.00	0.00%	5,910.00	0.05%	-
010399	TOTAL					
10,952,000.00	100.00%	0.00	0.00%	10,952,000.00	100.00%	-
010401	MAURO LITWIN IOCHPE			15.472.752/000 -	BRASILEIRO	RS
1,849,991.00	21.26%	0.00	0.00%	1,849,991.00	21.26%	-
010402	ALINE KOLODNY NEMETZ			55.423.493/072 -	BRASILEIRA	RS
1,804,991.00	20.72%	0.00	0.00%	1,804,991.00	20.72%	-
010403	MIRELA LITVIN IOCHPE WAINSTEIN			41.138.210/030 -	BRASILEIRA	RS
1,804,991.00	20.72%	0.00	0.00%	1,804,991.00	20.72%	-
010404	MATUZALEM IOCHPE			13.809.210/900 -	BRASILEIRO	RS
1,624,471.00	18.65%	0.00	0.00%	1,624,471.00	18.65%	-
010405	MARLENE IOCHPE KOLODNY			14.760.118/004 -	BRASILEIRA	RS
1,624,471.00	18.65%	0.00	0.00%	1,624,471.00	18.65%	-
010499	TOTAL					
8,708,915.00	100.00%	0.00	0.00%	8,708,915.00	100.00%	-
010501	DANIEL IOSCHPE			00.058.068/015 -	BRASILEIRO	RS
349,993.00	70.00%	0.00	0.00%	349,993.00	70.00%	-
010502	EVELYN NOEMI BERG IOSCHPE			05.668.395/049 -	BRASILEIRA	RS
149,994.00	30.00%	0.00	0.00%	149,994.00	30.00%	-
010503	ADEMAR RUIZ BRATZ			06.994.784/053 -	BRASILEIRO	RS
13.00	0.00%	0.00	0.00%	13.00	0.00%	-
010599	TOTAL					
500,000.00	100.00%	0.00	0.00%	500,000.00	100.00%	-

04 - Capital Stock

04.01 - Composition of Capital Stock

Date of Last Alteration: 03/21/2005

Item:	Type of Stock:	Nominative or Book-entry:	Par Value (R$):	Number of Shares (Thousand):	Subscribed (x R$ 1000):	Paid up (x R$ 1000):
01	ORDINÁRIAS	Nominative	0.00	18,428	55,897	55,897
02	PREFERENCIAIS	Nominative	0.00	34,804	105,566	105,566
03	PREFERENCIAIS CLASSE A		0.00	0	0	0
04	PREFERENCIAIS CLASSE B		0.00	0	0	0
05	PREFERENCIAIS CLASSE C		0.00	0	0	0
06	PREFERENCIAIS CLASSE D		0.00	0	0	0
07	PREFERENCIAIS CLASSE E		0.00	0	0	0
08	PREFERENCIAIS CLASSE F		0.00	0	0	0
09	PREFERENCIAIS CLASSE G		0.00	0	0	0
10	PREFERENCIAIS CLASSE H		0.00	0	0	0
11	PREFER. OUTRAS CLASSES		0.00	0	0	0
99	TOTAIS		0.00	53,232	161,463	161,463

04.02 - Capital Stock Subscribed and Alterations in the Last Three Years

Item:	Date of Alteration:	Amount of Capital Stock	Amount of Alteration (x	Source of Alteration:	Others:	Number of Shares Issued	Share Price on

	(x R$ 1000):	R$ 1000):	(Thousand):	Issue (R$):

04.03 - Stock Dividends, Stock Splits or Reverse Stock Splits in the Last Three Years

Item:	Approval Date:	Par Value per Share Before Approval (R$):	Par Value per Share After Approval (R$):	Number of Shares Before Approval (Thousand):	Number of Shares After Approval (Thousand):
01	03/21/2005	0.00	0.00	2,661,615	52,232

04.04 - Authorized Capital Stock

Quantity (Thousand):	Amount (x R$ 1000):	Authorization Date:
6,000	0	03/21/2005

04.05 - Composition of Authorized Capital

Item:	Type:	Class:	Number of Shares Authorized for Issue (Thousand):
01	Common		2,000
02	Preferred		4,000

05 - Treasury Stock and Other Assets

05.01 - Treasury Stock and Other Assets

Item:	Type of Stock:	Class of Stock:	Board Meeting:	Term for Purchase:
Quantity to be Acquired (Thousand):	Amount to be Disbursed (x R$ 1000):	Quantity already Acquired (Thousand):	Amount Already Disbursed (x R$ 1000):	

05.02 - Founder Shares, Subscription Warrants or Call Options

Item:	Type of Security:	Date of Decision:	Decision Event:	Date of Issue:
Quantity Outstanding (Thousand):	Par Value per Unit (R$):		Maturity:	Convertible/Exercisable:

06 - Cash Pay-out (Dividends)

06.01 - Cash Pay-out (Dividends)

Item:	Pay-out:	Distribution Approval Event:		Distribution Approval Date:
	Fiscal Year End:	Net Profit/Loss for the Period:		Amount of Pay-out per Share:
Type of Stock:	Class of Stock:	Amount of Pay-out:		Payment Commencement Date:
01	Dividend	AGO		03/21/2005
	12/31/2004		50,829.00	0.0056839388
Common			5,238.00	04/05/2005
02	Dividend	AGO		03/21/2005
	12/31/2004		50,829.00	0.0062523327
Preferred			10,880.00	04/05/2005
03	Dividend	AGO		03/21/2002
	12/31/2001		24,726.00	0.003382703
Common			3,117.00	07/10/2002
04	Dividend	AGO		03/21/2002
	12/31/2001		24,726.00	0.003720973
Preferred			6,635.00	07/10/2002

06.02 - Dividends Retained

Item:	Approval Date of Dividend Retention:	Event:	Amount Retained:	Amount Already Paid:	Payment Commencement Date:

06.03 - By-law Provisions

Item:	Type of Stock:	Class:	% Capital Stock:	% Type of Fixed Dividend:	% Type of Minimum Dividend:	% Type of Dividend:	Calculation Base:	Expected Capital Refund:	Premium:	Voting Right:
01	Preferred		65.38%	0.00%	37.00%	0.00%	Profit	No	No	No
02	Common		34.62%	0.00%	37.00%	0.00%	Profit	No	No	Full

06.04 - Alteration to By-laws

Date of Last Alteration to By-laws:	*03/23/2005*
Compulsory Dividend (% of Profit):	37.00%

Compulsory Dividend (% of Profit): 37.00%

07 - Profit Sharing and Remuneration

07.01 - Managers' Remuneration and Profit Share

Managers' Profit Share:	Yes
Total Amount of Managers' Remuneration (x R$ 1000):	1,602
Periodicity:	Annual

07.02 - 07.02 - Profit Sharing and Contributions

Closing Date of Last Fiscal Year:	12/31/2004
Closing Date of Last Fiscal Year but One:	12/31/2003
Closing Date of Last Fiscal Year but Two:	12/31/2002

Item:	Description of Profit Sharing and Contributions:	Value for Last Fiscal Year (x R$ 1000):	Value for Last Fiscal Year but One (x R$ 1000):	Value for Last Fiscal Year but Two (x R$ 1000):
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	0	0	0
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	0	0	0
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	0	0	0

07.03 - Stakes in Subsidiaries/Affiliates

Item:	Corporate Name of Subsidiary/ Affiliate:			Corporate Taxpayer no.:
Classification:		**% Participation in Capital of Subsidiary/Affiliate:**	**% of Investor's Net Equity:**	**Type of Company:**
Beginning of Last Fiscal Year:	**End of Last Fiscal Year:**	**Number of Shares in Last Fiscal Year (Thousand):**	**Beginning of Last Fiscal Year ...**	**End of Last Fiscal Year but One:**
Number of Shares in Last Fiscal Year but ...	**Beginning of Last Fiscal Year ...**	**End of Last Fiscal Year but Two:**	**Number of Shares in Last Fiscal Year but Two (Thousand):**	
01	MAXION SISTEMAS AUTOMOTIVOS LTDA.			00.736.859/0001-63
Company in which subsidiary/affiliate has investment		99.99%	5.03%	Industrial, commercial and ..
01/01/2004	12/31/2004	7,636	01/01/2003	12/31/2003
379,378	01/01/2002	12/31/2002	379,378	
02	MAXION COMPONENTES ESTRUTURAIS LTDA.			01.599.435/0001-67
Unlisted subsidiary		99.99%	76.46%	Industrial, commercial and ..
01/01/2004	12/31/2004	117,598	01/01/2003	12/31/2003
117,598	01/01/2002	12/31/2002	117,598	
03	AMSTED-MAXION FUND.E EQUIP.FERROV.S.A.			01.599.436/0001-01

Unlisted subsidiary			100.00%	26.40%	Industrial, commercial and others
01/01/2004	12/31/2004		1	01/01/2003	12/31/2003
1	01/01/2002	12/31/2002			1

08 - Characteristics of Debenture Issues

08.01 - Characteristics of Public or Private Debenture Issue

Item:	Number of Issue:	CVM Registration no.:	Date of Registration at CVM:	Series Issued:	Type of Issue:
Form of Issue:		Issuing Date:	Maturity:	Type of Guarantee:	Current Remuneration Conditions:
Premium/Discount:		Par Value (R$):	Amount Issued (x R$ 1000):	Number of Securities Issued (Units):	Outstanding Securities (Units):
Treasury Securities (Units):		Securities Redeemed (Units):	Securities Converted (Units):	Securities to be Placed (Units):	Last Repricing: / Next Event:
01	4ª	SEP/GER/DCA-98/035	10/16/1998	4A	Simple
Public		05/01/1998	05/03/2005	2	INPC + 10% A.A.
NÃO HÁ		120.55	26,375	220,375	218,787
0		0	1,588	0	- / 05/03/2005

09.01 - Brief History of Company (26112 Bytes) - in Portuguese

09.02 - Characteristics of Business Sector (70144 Bytes) - in Portuguese

09.03 - Seasonal Periods in the Business (19456 Bytes) - in Portuguese

10 - Products and/or Services

10.01 - Products and Services Offered

Item:	Main Products and/or Services:	% of Net Revenues:
01	COMPONENTES ESTRUTURAIS - RODAS E CHASSIS	57.00%
02	COMPONENTES AUTOMOTIVOS - LEVANTADORES DE VIDROS, MAÇANETAS	14.00%
03	FUNDIÇÃO E EQUIPAMENTOS FERROVIÁRIOS	29.00%

10.02 - Raw Materials and Suppliers

Item:	Raw	Imports:	Import Amount (x	Available in Local	Available in Foreign Market:
Supplier's Name:				Type of Supplier:	% of Supply on Company's
01	Aços planos	No	0	Yes	Yes
CST/CSN/Usiminas/outros				Not linked	61.10%
02	Aço líquido	No	0	Yes	Yes
Flanaço				Not linked	5.00%
03	Motor	No	0	Yes	Yes
Bosch/Cebi/Montepino/Aços Vilares/Gerdau				Not linked	5.00%
04	Perfil	No	0	Yes	Yes
Belgo e Outros				Not linked	4.40%
05	Sucata de aço	No	0	Yes	Yes
Maxion Sistema Automotivo				Subsidiary	2.80%
06	Freio	No	0	Yes	Yes
Knorr Bremse				Not linked	2.60%
07	Tintas e	No	0	Yes	Yes
PPG				Not linked	2.10%
08	Injetados	No	0	Yes	Yes
Dustray/Nicols/YKK/Dakhia/Turin/outros				Not linked	1.70%
09	Motor	Yes	3,234	No	Yes

09	Motor	Yes	3,234	No	Yes
Mabuchi/Valeo/Kiekert			Not linked		0.50%

10.03 - Major Clients

Product Item:	Client Item:	Name of Product/Client:	% of Client's Participation in Net Revenues:
001		CHASSIS	0.00%
001	001	DAIMLER	8.44%
001	002	VOLKSWAGEM	6.84%
001	003	GENERAL MOTORS	3.83%
001	004	FORD	2.60%
001	005	EXPORTAÇÃO	2.38%
001	006	OUTROS	5.50%
002		RODAS	0.00%
002	001	TRATORES	6.85%
002	002	EXPORTAÇÃO	6.67%
002	003	REPOSIÇÃO	4.23%
002	004	VOLKSWAGEM	3.23%
002	005	OUTROS	6.45%
003		COMPONENTES AUTOMOTIVOS	0.00%
003	001	FIAT	3.97%
003	002	GENERAL MOTORS	3.37%
003	003	SAS AUTOMOTIVE	1.99%
003	004	VOLKSWAGEM	1.86%
003	005	OUTROS	2.42%
004		EQUIPAMENTOS FERROVIARIOS	0.00%
004	001	CIA VALEDO RIO DOCE	14.22%
004	002	EXPORTAÇÃO	4.01%
004	003	FCA	3.37%
004	004	MRS	3.37%
004	005	OUTROS	4.08%

10.04 - Backlog

Item:	Description of Orders:	Value of Orders in Last Fiscal Year(x R$ 1000):	Value of Orders in Last Fiscal Year but One(x R$ 1000):	Value of Orders in Last Fiscal Year but Two(x R$ 1000):
99	TOTAL	0.00	0.00	

11.01 - Production Process (19968 Bytes) - in Portuguese

11.02 - Sales Processes, Distribution, Markets and Exports (22016 Bytes) - in Portuguese

11.03 - Position in the Competitive Environment (19968 Bytes) - in Portuguese

12 - Main Patents, Trademarks and Franchises (file not disclosed)

13 - Significant Properties

13.01 - Significant Properties

Item:	Type of Property:		Address of Property:		City:
State:	**Total Area (x1000 sq.m.):**		**Built-up Area (x1000 sq.m.):**	**Age (Years):**	**Insurance:**
Mortgage:	**Rented from Third Party:**		**Date of Contract:**	**End of Rental Term:**	**Remark:**
01	FÁBRICA		R. DR. OTHON BARCELOS, 83		CRUZEIRO
SP		543.000	98.300	54	Yes
Yes	No				
02	FÁBRICA		AV. JOÃO CESAR OLIVEIRA, 4205		CONTAGEM
MG		75.000	14.000	19	Yes

MG	75.000	14.000	19	Yes	
Yes	No				

14.01 - Corporate Projections and/or Results (file not disclosed)

14.02 - Recommended but not Obligatory Information (file not disclosed)

14.03 - Additional Information Considered Important for a Better Understanding of the Company (file not disclosed)

14.05 - Expansion, Modernization and Diversification Projects (19456 Bytes) - in Portuguese

15 - Environmental Problems (19456 Bytes) - in Portuguese

16 - Lawsuits

16.01 - Lawsuits

Item:	Description:	% of Stockholders' Equity:	% of Net Profit:	Provision:	Amount (x R$ 1000):
01	TRABALHISTA	0.00%	0.00%		0
02	FISCAL/TRIBUTÁRIA	25.81%	0.00%	Yes	48,073
03	OUTRAS	0.00%	0.00%		0

17 - Transactions with Related Companies (file not disclosed)

18 - Company By-laws (62464 Bytes) - in Portuguese

19 - Data on Subsidiary/Affiliate

01-MAXION SISTEMAS AUTOMOTIVOS LTDA.

19.01 - Position in the Competitive Environment (file not disclosed)

19.02 - Backlog in the Last Three Fiscal Years - [Data not supplied]

19.03 - Raw Materials and Suppliers (file not disclosed)

19.04 - Major Clients by Products and/or Services (file not disclosed)

19.05 - Transactions with Related Companies (file not disclosed)

19.06 - Balance Sheet

19.06.01 - Amount - [Data not supplied]

19.06.02 - Balance Sheet - Liabilities and Stockholders' Equity - [Data not supplied]

19.07 - Statement of Income (x R$ 1000)

19.07.01 - Statement of Income - [Data not supplied]

19.07.02 - Earnings/Loss per Share

	Last Fiscal Year 01/01/2004 to 12/31/2004	Last Fiscal Year but One 01/01/2003 to 12/31/2003	Last Fiscal Year but Two 01/01/2002 to 12/31/2002
Number of Shares, Excl. Treasury (Thousand):	7,636	379,378	379,378
Earnings per Share (R$):	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000

19.08 - Statement of Changes in Stockholders' Equity

19.08.01 - Statement of Changes in Stockholders' Equity from 01/01/2004 to 12/31/2004 x R$ 1000 - [Data not supplied]

19.08.02 - Statement of Changes in Stockholders' Equity from 01/01/2003 to 12/31/2003 x R$ 1000 - [Data not supplied]

19.08.03 - Statement of Changes in Stockholders' Equity from 01/01/2002 to 12/31/2002 x R$ 1000 - [Data not supplied]

19.09 - Characteristics of Business Sector (file not disclosed)

19.10 - Performance Report (file not disclosed)

02-MAXION COMPONENTES ESTRUTURAIS LTDA.

19.01 - Position in the Competitive Environment (file not disclosed)

19.02 - Backlog in the Last Three Fiscal Years - [Data not supplied]

19.03 - Raw Materials and Suppliers (file not disclosed)

19.04 - Major Clients by Products and/or Services (file not disclosed)

19.05 - Transactions with Related Companies (file not disclosed)

19.06 - Balance Sheet

19.06.01 - Amount - [Data not supplied]

19.06.02 - Balance Sheet - Liabilities and Stockholders' Equity - [Data not supplied]

19.07 - Statement of Income (x R$ 1000)

19.07.01 - Statement of Income - [Data not supplied]

19.07.02 - Earnings/Loss per Share

	Last Fiscal Year 01/01/2004 to 12/31/2004	Last Fiscal Year but One 01/01/2003 to 12/31/2003	Last Fiscal Year but Two 01/01/2002 to 12/31/2002
Number of Shares, Excl. Treasury (Thousand):	117,598	117,598	117,598
Earnings per Share (R$):	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000

19.08 - Statement of Changes in Stockholders' Equity

19.08.01 - Statement of Changes in Stockholders' Equity from 01/01/2004 to 12/31/2004 x R$ 1000 - [Data not supplied]

19.08.02 - Statement of Changes in Stockholders' Equity from 01/01/2003 to 12/31/2003 x R$ 1000 - [Data not supplied]

19.08.03 - Statement of Changes in Stockholders' Equity from 01/01/2002 to 12/31/2002 x R$ 1000 - [Data not supplied]

19.09 - Characteristics of Business Sector (file not disclosed)

19.10 - Performance Report (file not disclosed)

03-AMSTED-MAXION FUND.E EQUIP.FERROV.S.A.

19.01 - Position in the Competitive Environment (file not disclosed)

19.02 - Backlog in the Last Three Fiscal Years - [Data not supplied]

19.03 - Raw Materials and Suppliers (file not disclosed)

19.04 - Major Clients by Products and/or Services (file not disclosed)

19.05 - Transactions with Related Companies (file not disclosed)

19.06 - Balance Sheet

19.06.01 - Amount - [Data not supplied]

19.06.02 - Balance Sheet - Liabilities and Stockholders' Equity - [Data not supplied]

19.07 - Statement of Income (x R$ 1000)

19.07.01 - Statement of Income - [Data not supplied]

19.07.02 - Earnings/Loss per Share

Last Fiscal Year 01/01/2004 to 12/31/2004	Last Fiscal Year but One 01/01/2003 to 12/31/2003	Last Fiscal Year but Two 01/01/2002 to 12/31/2002

Number of Shares, Excl. Treasury (Thousand):	2,710,015	2,710,015	2,710,015
Earnings per Share (R$):	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000

19.08 - Statement of Changes in Stockholders' Equity

19.08.01 - Statement of Changes in Stockholders' Equity from 01/01/2004 to 12/31/2004 x R$ 1000 - [Data not supplied]

19.08.02 - Statement of Changes in Stockholders' Equity from 01/01/2003 to 12/31/2003 x R$ 1000 - [Data not supplied]

19.08.03 - Statement of Changes in Stockholders' Equity from 01/01/2002 to 12/31/2002 x R$ 1000 - [Data not supplied]

19.09 - Characteristics of Business Sector (file not disclosed)

19.10 - Performance Report (file not disclosed)

05-IOCHPE HOLDINGS, LLC

19.01 - Position in the Competitive Environment (file not disclosed)

19.02 - Backlog in the Last Three Fiscal Years - [Data not supplied]

19.03 - Raw Materials and Suppliers (file not disclosed)

19.04 - Major Clients by Products and/or Services (file not disclosed)

19.05 - Transactions with Related Companies (file not disclosed)

19.06 - Balance Sheet

19.06.01 - Amount - [Data not supplied]

19.06.02 - Balance Sheet - Liabilities and Stockholders' Equity - [Data not supplied]

19.07 - Statement of Income (x R$ 1000)

19.07.01 - Statement of Income - [Data not supplied]

19.07.02 - Earnings/Loss per Share

	Last Fiscal Year 01/01/2004 to 12/31/2004	Last Fiscal Year but One 01/01/2003 to 12/31/2003	Last Fiscal Year but Two 01/01/2002 to 12/31/2002
Number of Shares, Excl. Treasury (Thousand):	1	1	1
Earnings per Share (R$):	0.00000	0.00000	0.00000
Loss per Share (R$):	0.00000	0.00000	0.00000

19.08 - Statement of Changes in Stockholders' Equity

19.08.01 - Statement of Changes in Stockholders' Equity from 01/01/2004 to 12/31/2004 x R$ 1000 - [Data not supplied]

19.08.02 - Statement of Changes in Stockholders' Equity from 01/01/2003 to 12/31/2003 x R$ 1000 - [Data not supplied]

19.08.03 - Statement of Changes in Stockholders' Equity from 01/01/2002 to 12/31/2002 x R$ 1000 - [Data not supplied]

19.09 - Characteristics of Business Sector (file not disclosed)

19.10 - Performance Report (file not disclosed)

20.01 - Corporate Governance Informations (22016 Bytes) - in Portuguese

20.02 - Description of Altered Information (19456 Bytes) - in Portuguese

SERVIÇO PÚBLICO FEDERAL

CVM - COMISSÃO DE VALORES MOBILIÁRIOS

IAN - INFORMAÇÕES ANUAIS Data-Base - 31/12/2004

Reapresentação Espontânea

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
011932	IOCHPE-MAXION SA	61156113000175
4 - DENOMINAÇÃO COMERCIAL		
IOCHPE-MAXION		
5 - DENOMINAÇÃO SOCIAL ANTERIOR		
6 - NIRE		
35300014022		
7 - SITE		
www.iochpe-maxion.com.br		

01.02 - SEDE

1 - ENDEREÇO COMPLETO		2 - BAIRRO OU DISTRITO		
Rua Luigi Galvani, 146 - 13º andar		Brooklin Novo		
3 - CEP	4 - MUNICÍPIO			5 - UF
04575-020	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	5508-3800	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	5506-7353	-	-	
15 - E-MAIL				
fenelon@iochpe.com.br				

01.03 - DEPARTAMENTO DE ACIONISTAS

ATENDIMENTO NA EMPRESA

1 - NOME				
Marcio Fenelon dos Anjos				
2 - CARGO				
Relações com Investidores				
3 - ENDEREÇO COMPLETO		4 - BAIRRO OU DISTRITO		
Rua Luigi Galvani, 146 - 13º andar		Brooklin Novo		
5 - CEP	6 - MUNICÍPIO			7 - UF
04575-020	São Paulo			SP
8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
011	5508-3843	5508-3800	-	
13 - DDD	14 - FAX	15 - FAX	16 - FAX	
011	5506-7353	-	-	
17 - E-MAIL				
fenelon@iochpe.com.br				

AGENTE EMISSOR / INSTITUIÇÃO FINANCEIRA DEPOSITÁRIA

18 - NOME				
Banco Bradesco S.A.				
19 - CONTATO				
Jose Donizetti de Oliveira				
20 - ENDEREÇO COMPLETO		21 - BAIRRO OU DISTRITO		
Predio Amarelo - 2º andar		Cidade de Deus		
22 - CEP	23 - MUNICÍPIO			24 - UF
06029-900	Osasco			SP
25 - DDD	26 - TELEFONE	27 - TELEFONE	28 - TELEFONE	29 - TELEX
011	3684-3749	-	-	
30 - DDD	31 - FAX	32 - FAX	33 - FAX	
011	3684-2944	-	-	
34 - E-MAIL				
4010.acoes@bradesco.com				

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

35 - ITEM	36 - MUNICÍPIO	37- UF	38 - DDD	39 - TELEFONE	40 - TELEFONE
01				-	-
02				-	-
03				-	-
04				-	-

01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME Oscar Antonio Fontoura Becker				
2 - ENDEREÇO COMPLETO Rua Luigi Galvani, 146 - 13º andar			3 - BAIRRO OU DISTRITO Brooklin Novo	
4 - CEP 04575-020	5 - MUNICÍPIO São Paulo			6 - UF SP
7 - DDD 011	8 - TELEFONE 5508-3800	9 - TELEFONE -	10 - TELEFONE -	11 - TELEX
12 - DDD 011	13 - FAX 5506-7353	14 - FAX -	15 - FAX -	
16 - E-MAIL becker@iochpe.com.br				
17 - DIRETOR BRASILEIRO SIM	18 - CPF 113.713.660-04	18 - PASSAPORTE		

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL 01/01/2004	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL 31/12/2004
3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO 01/01/2005	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO 31/12/2005
5 - NOME/RAZÃO SOCIAL DO AUDITOR KPMG Auditores Independentes	6 - CÓDIGO CVM 00418-9
7 - NOME DO RESPONSÁVEL TÉCNICO Roberto Vilela Resende	8 - CPF DO RESP. TÉCNICO 298.115.546-68

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESPA	

2 - MERCADO DE NEGOCIAÇÃO
Bolsa

3 - TIPO DE SITUAÇÃO
Operacional

4 - CÓDIGO DE ATIVIDADE
134 - Emp. Adm. Participações

5 - ATIVIDADE PRINCIPAL
Holding - Empresas de autopeças

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO

Privada Nacional

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Certificado de Recebíveis Imobiliários (CRI)
	Debêntures Conversíveis em Ações		Notas Promissórias (NP)
	Ações Resgatáveis		BDR
	Partes Beneficiárias		Outros
	Debêntures Simples		DESCRIÇÃO
	Bônus de Subscrição		
	Certificado de Investimento Coletivo (CIC)		

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
17/02/2005	21/03/2005
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS
01/03/2005	17/02/2005

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	Valor Econômico	SP
02	Diário Oficial do Estado SP	SP

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
09/12/2005	

sentação Espontânea

IDENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
2	IOCHPE-MAXION SA	61.156.113/0001-75

1 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - ELEITO P/ CONTROLADOR	8 - CARGO /FUNÇÃO	7 - FUNÇÃO
VONCY BROCHMANN IOSCHPE	000.922.900-00	21/03/2005	1 ANO	2	SIM	20	Presidente do Conselho de Administração
DANIEL IOSCHPE	000.580.680-15	21/03/2005	1 ANO	2	SIM	22	Conselho de Administração (Efetivo)
IBOTY BROCHMANN IOSCHPE	000.922.820-91	21/03/2005	1 ANO	2	SIM	22	Conselho de Administração (Efetivo)
GERALDO HESS	180.764.240-20	21/03/2005	1 ANO	2	NÃO	22	Conselho de Administração (Efetivo)
MAURO LITWIN IOCHPE	154.727.520-00	21/03/2005	1 ANO	2	SIM	22	Conselho de Administração (Efetivo)
CLAYTON CRYSTALLINO DA ROCHA	316.747.987-68	21/03/2005	1 ANO	2	SIM	22	Conselho de Administração (Efetivo)
CAIO MARCIO DE ÁVILA MARTINS PINHÃO	595.247.587-68	21/03/2005	1 ANO	2	SIM	22	Conselho de Administração (Efetivo)
NILDEMAR SECCHES	589.461.528-34	21/03/2005	1 ANO	2	SIM	22	Conselho de Administração (Efetivo)
DAN IOSCHPE	439.240.690-34	23/03/2005	1 ANO	1		10	Diretor Presidente / Superintendente
ARMANDO ULBRICHT JUNIOR	714.957.388-68	23/03/2005	1 ANO	1		19	Superintendente
OSCAR ANTÔNIO FONTOURA BECKER	113.713.660-04	23/03/2005	1 ANO	1		12	Diretor de Relações com Investidores
MARCOS LUCHESE	439.952.680-72	23/03/2005	1 ANO	1		19	Superintendente
MAURO KNIJNIK	002.231.740-68	21/03/2005	1 ANO	2	NÃO	23	Conselho de Administração (Suplente)
JOAO CARLOS SILVEIRO	001.368.750-68	21/03/2005	1 ANO	2	SIM	23	Conselho de Administração (Suplente)
GUSTAVO BERG IOSCHPE	920.901.680-72	21/03/2005	1 ANO	2	SIM	23	Conselho de Administração (Suplente)
MOACIR KWITKO	000.754.180-53	21/03/2005	1 ANO	2	SIM	23	Conselho de Administração (Suplente)
HAROLDO FIALHO PRATES	665.321.837-68	21/03/2005	1 ANO	2	SIM	23	Conselho de Administração (Suplente)
JOSE WELLINGTON MARQUES DE ARAUJO	334.699.897-53	21/03/2005	1 ANO	2	SIM	23	Conselho de Administração (Suplente)
SALOMÃO IOSCHPE	400.517.220-20	21/03/2005	6 MESES	2	SIM	23	Conselho de Administração (Suplente)
LEANDRO KOLODNY	000.754.180-53	21/03/2005	1 ANO	2	SIM	23	Conselho de Administração (Suplente)

* CÓDIGO: 1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

resentação Espontânea

- IDENTIFICAÇÃO

DIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
3-2	IOCHPE-MAXION SA	61.156.113/0001-75

.02 - COMPOSIÇÃO ATUAL DO CONSELHO FISCAL

NSELHO FISCAL INSTALADO	2 - PERMANENTE
	NÃO

M	4 - NOME DO CONSELHEIRO	5 - CPF	6 - DATA DA ELEIÇÃO	7 - PRAZO DO MANDATO	8 - CARGO /FUNÇÃO	9 - FUNÇÃO
	LUCIANO CARVALHO VENTURA	018.153.854-72	21/03/2005	1 ANO	44	C.F.(EFETIVO)ELEITO P/PREFERENCIALISTAS
	ADEMAR RUI BRATZ	069.947.840-53	21/03/2005	1 ANO	43	C.F.(EFETIVO)ELEITO P/CONTROLADOR
	MAURICIO DIACOLI	036.302.838-29	21/03/2005	1 ANO	43	C.F.(EFETIVO)ELEITO P/CONTROLADOR
	CLAUDIO VILAR FURTADO	090.109.807-82	21/03/2005	1 ANO	47	C.F.(SUPLENT)ELEITO P/PREFERENCIALISTAS
	ANGELICA FLESSAS	425.686.170-04	21/03/2005	1 ANO	46	C.F.(SUPLENT)ELEITO P/CONTROLADOR
	FLAVIO TORRIANI	206.697.980-53	21/03/2005	1 ANO	46	C.F.(SUPLENT)ELEITO P/CONTROLADOR

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

Conselho de Administração

- **Ivoncy Brochmann Ioschpe**, Presidente do Conselho, indicado pela Companhia Iochpe, tem 65 anos, é formado em Ciências Econômicas pela Universidade Federal do Rio Grande do Sul. É Presidente do Instituto para Estudos e Desenvolvimento Industrial (IEDI), além de membro do Conselho para o Desenvolvimento de Negócios e Comércio do Ministério das Relações Exteriores do Brasil. É Conselheiro da Iochpe-Maxion desde 1984.
- **Caio Marcio de Ávila Martins Pinhão,** indicado pelo BNDES, tem 46 anos, é Engenheiro formado pela Universidade Federal do Rio de Janeiro e graduado em Tecnologia Mineral. No BNDES desde 1993, há dois anos exerce o cargo de Gerente do Departamento da Indústria Pesada da Área Industrial. É conselheiro da Iochpe-Maxion desde 2003.
- **Clayton Crystallino da Rocha**, indicado pelo BNDES, tem 52 anos, é Administrador de Empresas. Ocupa o cargo de Gerente no BNDES Participações S/A desde 1982. Foi Membro do Conselho de Administração da Tupy, Ferronorte/Ferroban e Cia. Petrolífera Marlin. É conselheiro da Iochpe-Maxion desde 2003.
- **Daniel Ioschpe**, indicado pela Companhia Iochpe, tem 67 anos, é engenheiro formado pela Universidade Federal do Rio Grande do Sul. É Conselheiro da Iochpe-Maxion S.A. desde 1984.
- **Geraldo Hess**, indicado pelos acionistas minoritários, a partir de lista tríplice apresentada pelos acionistas do bloco de controle, tem 62 anos, é Mestre em Planejamento Econômico pela Universidade de Stanford. É membro do Conselho de Administração da Prosegur, Petropar, Cristália, Medabil Varco-Pruden, Bunge, Seara, Mundial, Grupo Lachmann, Booz-Allen & Hamilton do Brasil, Chronos Check Forte, CVI Companhia Vontobel de Investimentos, Siciliano, Terphane

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

(EUA) e Endeavor. Atua ainda como consultor de negócios da Goldman Sachs e é Presidente do Conselho da Junior Achievement. É Conselheiro da Iochpe-Maxion desde 1993.

- **Iboty Brochmann Ioschpe**, indicado pela Companhia Iochpe, tem 56 anos, é formado em Ciências Econômicas pela Universidade Federal do Rio Grande do Sul. É Conselheiro da Iochpe-Maxion S.A. desde 1984.
- **Mauro Litwin Iochpe**, indicado pela Companhia Iochpe, tem 56 anos, é formado em Administração de Empresas pela Pontifícia Universidade Católica de Porto Alegre-RS. É conselheiro da Iochpe-Maxion desde 1992.
- **Nildemar Secches**, indicado pela Companhia Iochpe, tem 56 anos, é Engenheiro Mecânico formado pela Universidade de São Paulo e pós graduado em Finanças pela PUC do Rio de Janeiro. Cursou Doutorado em Economia pela Unicamp-Campinas. Diretor Presidente das Empresas Perdigão desde 1995 é, também, Presidente do Conselho de Administração da Weg e membro do Conselho de Administração da Ultrapar Participações. É conselheiro da Iochpe-Maxion desde 2004.

Diretoria Executiva

- **Dan Ioschpe**, é Presidente da Iochpe-Maxion, tem 40 anos e é mestre em administração (MBA) pela Amos Tuck School, do Dartmouth College dos Estados Unidos. Exerceu vários cargos na Iochpe-Maxion até junho de 1996, quando assumiu a Presidência da AGCO do Brasil. Retornou à empresa em janeiro de 1998, assumindo no mesmo ano a Presidência.
- **Armando Ulbricht Júnior** é Diretor da Iochpe-Maxion, tem 55 anos e é Engenheiro graduado pela Universidade de São Paulo. Antes de entrar para a Iochpe em 1986, atuou como gerente de divisão da Engesa – Engenheiros Associados S.A.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

Atua como Diretor Superintendente da Divisão de Rodas e Chassis da Maxion Sistemas Automotivos.

- **Oscar Antônio Fontoura Becker** é Diretor Corporativo Financeiro e de Relações com Investidores da Iochpe-Maxion, tem 52 anos e é graduado em Administração de Negócios pelas Faculdades São Judas Tadeu, de São Paulo. Previamente, atuou como principal executivo da Iochpe Seguradora.
- **Marcos Luchese** é Diretor da Iochpe-Maxion, tem 43 anos e é formado em Engenharia Mecânica pela PUC do Rio Grande do Sul. Passou a integrar os quadros da empresa em 1981 como estagiário. Atua como Diretor Superintendente da Divisão de Componentes Automotivos da Maxion Sistemas Automotivos.

Conselho Fiscal

- **Ademar Rui Bratz**, de 57 anos, é formado em Administração de Empresas pela Universidade Federal do Rio Grande do Sul. Cursou também o Master In Business Administration pela Universidade Syracuse, dos Estados Unidos. Atualmente é também consultor da Olvebra Industrial S/A.
- **Luciano Carvalho Ventura** tem 57 anos e é Mestre em Administração de Empresas pela Escola de Administração de Empresas de São Paulo - Fundação Getúlio Vargas. Desenvolveu atividades durante 13 anos na área econômico-financeira da empresa holding de um grande grupo nacional e desempenhou funções executivas em suas controladas. Atualmente dedica-se à consultoria de Governança Corporativa e à assessoria e representação de acionistas, com participação em vários Conselhos de Administração e Conselho Fiscais.
- **Maurício Diácoli**, de 44 anos, é Bacharel em Ciências Contábeis, graduado pela FMU-USP. Possui diversos cursos de extensão nas áreas de Finanças e Contabilidade e especialização em Contabilidade Nacional e Internacional (US

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

GAAP). É profissional com experiência de mais de 15 anos em Empresa Internacional de Auditoria e Consultoria.

esentação Espontânea

- IDENTIFICAÇÃO

IGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
-2	IOCHPE-MAXION SA	61.156.113/0001-75

- EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

NTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
	21/03/2005	3.855	237	SIM	NÃO

ES PREFERENCIAIS COM DIREITO A VOTO

A DO ÚLTIMO ACORDO DE ACIONISTAS

2/2001

EM CIRCULAÇÃO NO MERCADO

NÁRIAS		PREFERENCIAIS		TOTAL	
ANTIDADE (Unidade)	10 - Percentual	11 - QUANTIDADE (Unidade)	12 - Percentual	13 - QUANTIDADE (Unidade)	14 - Percentual
0	0,00	0	0,00	0	0,00

- POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

2 - NOME/RAZÃO SOCIAL							3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
ES ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR	
COMPANHIA IOCHPE							92.753.367-0001/02	BRASILEIRA	SP
9.223	50,00	0	0,00	9.223	17,30	11/11/2005	SIM	SIM	
BNDES - PARTICIPAÇÕES S.A. - BNDESPAR								BRASILEIRA	RJ
3.583	19,44	18.083	52,00	21.666	40,70	31/05/2005	SIM	SIM	
AÇÕES EM TESOURARIA									
0	0,00	0	0,00	0	0,00				
OUTROS									
5.622	30,56	16.721	48,00	22.343	42,00				

esentação Espontânea

- IDENTIFICAÇÃO

IGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
-2	IOCHPE-MAXION SA	61.156.113/0001-75

- EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

NTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
	21/03/2005	3.855	237	SIM	NÃO

ES PREFERENCIAIS COM DIREITO A VOTO

A DO ÚLTIMO ACORDO DE ACIONISTAS

2/2001

EM CIRCULAÇÃO NO MERCADO

NÁRIAS		PREFERENCIAIS		TOTAL	
JANTIDADE (Unidade)	10 - Percentual	11 - QUANTIDADE (Unidade)	12 - Percentual	13 - QUANTIDADE (Unidade)	14 - Percentual
0	0,00	0	0,00	0	0,00

- POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

2 - NOME/RAZÃO SOCIAL						3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
ES ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR
TOTAL								
18.428	100,00	34.804	100,00	53.232	100,00			

esentação Espontânea

- IDENTIFICAÇÃO

IGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
-2	IOCHPE-MAXION SA	61.156.113/0001-75

- DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
	COMPANHIA IOCHPE	11/11/2005

1 / ES ORDINÁRIAS/ (Unidades)	7 - %	2 - NOME/RAZÃO SOCIAL / 8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
		IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.					92.198.035-0001/03	BRASILEIRA	RS
134	23,93	0	0,00	134	23,93	31/03/2005			
		INFIPAR PARTICIPAÇÕES LTDA.					87.292.264-0001/44	BRASILEIRA	RS
136	24,29	0	0,00	136	24,29	31/03/2005			
		ISI PARTICIPAÇÕES LTDA					90.573.502-0001/02	BRASILEIRA	RS
134	23,93	0	0,00	134	23,93	31/03/2005			
		DEGUS PARTICIPAÇÕES LTDA.					31.063.985-0001/28	BRASILEIRA	RS
88	15,72	0	0,00	88	15,72	31/03/2005			
		IVONCY BROCHMANN IOSCHPE					000.922.900-00	BRASILEIRO	RS
22	3,93	0	0,00	22	3,93				
		DANIEL IOSCHPE					000.580.680-15	BRASILEIRO	RS
23	4,10	0	0,00	23	4,10				
		EVELYN NOEMI BERG IOSCHPE					056.683.950-49	BRASILEIRA	RS
23	4,10	0	0,00	23	4,10				
		TOTAL							
560	100,00	0	0,00	560	100,00				

esentação Espontânea

IDENTIFICAÇÃO

GO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
2	IOCHPE-MAXION SA	61.156.113/0001-75

DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
	IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.	31/03/2005

	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
	IBOTY BROCHMANN IOSCHPE	000.922.820-91	BRASILEIRO	RS
2	MOACIR KWITKO		BRASILEIRO	RS
9	TOTAL			

	ES ORDINÁRIAS/ (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
IBOTY BROCHMANN IOSCHPE	47.276.880	100,00	0	0,00	47.276.880	100,00	
MOACIR KWITKO	2	0,00	0	0,00	2	0,00	
TOTAL	47.276.882	100,00	0	0,00	47.276.882	100,00	

ıpresentação Espontânea

)1 - IDENTIFICAÇÃO

ÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
93-2	IOCHPE-MAXION SA	61.156.113/0001-75

)3 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

TEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
3	INFIPAR PARTICIPAÇÕES LTDA.	31/03/2005

TEM		2 - NOME/RAZÃO SOCIAL					3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
ÇÕES ORDINÁRIAS/ AS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.			
301		IVONCY BROCHMANN IOSCHPE					000.922.900-00	BRASILEIRO	RS
10.940.180	99,90	0	0,00	10.940.180	99,90				
302		DAN IOSCHPE						BRASILEIRO	RS
5.910	0,05	0	0,00	5.910	0,05				
303		SALOMÃO IOSCHPE					400.517.220-20	BRASILEIRO	RS
5.910	0,05	0	0,00	5.910	0,05				
399		TOTAL							
10.952.000	100,00	0	0,00	10.952.000	100,00				

esentação Espontânea

· IDENTIFICAÇÃO

GO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
-2	IOCHPE-MAXION SA	61.156.113/0001-75

· DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
	ISI PARTICIPAÇÕES LTDA	31/03/2005

						2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
ES ORDINÁRIAS/ (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.			
1						MAURO LITWIN IOCHPE	154.727.520-00	BRASILEIRO	RS
1.849.991	21,26	0	0,00	1.849.991	21,26				
2						ALINE KOLODNY NEMETZ	554.234.930-72	BRASILEIRA	RS
1.804.991	20,72	0	0,00	1.804.991	20,72				
3						MIRELA LITVIN IOCHPE WAINSTEIN	411.382.100-30	BRASILEIRA	RS
1.804.991	20,72	0	0,00	1.804.991	20,72				
4						MATUZALEM IOCHPE	138.092.109-00	BRASILEIRO	RS
1.624.471	18,65	0	0,00	1.624.471	18,65				
5						MARLENE IOCHPE KOLODNY	147.601.180-04	BRASILEIRA	RS
1.624.471	18,65	0	0,00	1.624.471	18,65				
9						TOTAL			
8.708.915	100,00	0	0,00	8.708.915	100,00				

resentação Espontânea

- IDENTIFICAÇÃO

›IGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
3-2	IOCHPE-MAXION SA	61.156.113/0001-75

- DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

ᴍ	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
	DEGUS PARTICIPAÇÕES LTDA.	31/03/2005

ᴍ		2 - NOME/RAZÃO SOCIAL					3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
›ES ORDINÁRIAS/ (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.			
)1		DANIEL IOSCHPE					000.580.680-15	BRASILEIRO	RS
349.993	70,00	0	0,00	349.993	70,00				
)2		EVELYN NOEMI BERG IOSCHPE					056.683.950-49	BRASILEIRA	RS
149.994	30,00	0	0,00	149.994	30,00				
)3		ADEMAR RUIZ BRATZ					069.947.840-53	BRASILEIRO	RS
13	0,00	0	0,00	13	0,00				
99		TOTAL							
500.000	100,00	0	0,00	500.000	100,00				

esentação Espontânea

IDENTIFICAÇÃO

GO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
2	IOCHPE-MAXION SA	61.156.113/0001-75

DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
	BNDES - PARTICIPAÇÕES S.A. - BNDESPAR	31/05/2005

	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

ES ORDINÁRIAS/ (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 21/03/2005

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Mil)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	NOMINATIVA		18.428	55.897	55.897
02	PREFERENCIAIS	NOMINATIVA		34.804	105.566	105.566
03	PREFERENCIAIS CLASSE A			0	0	0
04	PREFERENCIAIS CLASSE B			0	0	0
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			53.232	161.463	161.463

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.03 - BONIFICAÇÃO / DESDOBRAMENTO OU GRUPAMENTO DE AÇÕES NOS TRÊS ÚLTIMOS ANOS

1- ITEM	2 - DATA APROVAÇÃO	3 - VALOR NOMINAL POR AÇÃO ANTES DA APROVAÇÃO (Reais)	4 - VALOR NOMINAL POR AÇÃO DEPOIS DA APROVAÇÃO (Reais)	5 - QUANTIDADE DE AÇÕES ANTES DA APROVAÇÃO (Mil)	6 - QUANTIDADE DE AÇÕES DEPOIS DA APROVAÇÃO (Mil)
01	21/03/2005			2.661.615	52.232

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Mil)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
6.000	0	21/03/2005

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Mil)
01	ORDINÁRIAS		2.000
02	PREFERENCIAIS		4.000

esentação Espontânea

- IDENTIFICAÇÃO

GO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
-2	IOCHPE-MAXION SA	61.156.113/0001-75

- PROVENTOS DISTRIBUÍDOS NOS TRÊS ÚLTIMOS ANOS

2 - PROVENTO	3 - APROVAÇÃO DA DISTRIBUIÇÃO EVENTO	4 - DATA DA APROVAÇÃO DISTRIBUIÇÃO	5 - TÉRMINO DO EXERCÍCIO SOCIAL	6 - LUCRO OU PREJUÍZO LÍQUIDO NO PERÍODO (Reais Mil)	7 - VALOR DO PROVENTO POR AÇÃO	8 - ESPÉCIE DAS AÇÕES	9 - CLASSE DAS AÇÕES	10 - MONTANTE DO PROVENTO (Reais Mil)	11 - DATA DE INÍCIO DE PAGAMENTO
DIVIDENDO	AGO	21/03/2005	31/12/2004	50.829	0,0056839388	ORDINÁRIA		5.238	05/04/2005
DIVIDENDO	AGO	21/03/2005	31/12/2004	50.829	0,0062523327	PREFERENCIAL		10.880	05/04/2005
DIVIDENDO	AGO	21/03/2002	31/12/2001	24.726	0,0033827030	ORDINÁRIA		3.117	10/07/2002
DIVIDENDO	AGO	21/03/2002	31/12/2001	24.726	0,0037209730	PREFERENCIAL		6.635	10/07/2002

esentação Espontânea

- IDENTIFICAÇÃO

IGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
-2	IOCHPE-MAXION SA	61.156.113/0001-75

- DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

	2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - CONVERSÍVEL	6 - CONVERTE EM	7 - DIREITO A VOTO	8 - TAG ALONG %	9 - PRIORIDADE NO REEMBOLSO DE CAPITAL	17 - OBSERVAÇÃO
ÊMIO	11 - TIPO DE DIVIDENDO	12 - % DIVIDENDO	13 - R$/AÇÃO	14 - CUMULATIVO	15 - PRIORITÁRIO	16 - CALCULADO SOBRE			
	PREFERENCIAL		65,38	NÃO		NÃO	0,00	NÃO	
O	MÍNIMO	37,00	0,00000	NÃO	SIM	LUCRO LÍQUIDO AJUSTADO			
	ORDINÁRIA		34,62	NÃO		PLENO	0,00	NÃO	
O	MÍNIMO	37,00	0,00000	NÃO	NÃO	LUCRO LÍQUIDO AJUSTADO			

- MODIFICAÇÃO ESTATUTÁRIA

A DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
23/03/2005	37,00

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
SIM	1.602	MENSAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2004

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2003

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2002

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENÚLTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	0	0	0
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	0	0	0
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	0	0	0

resentação Espontânea

. - IDENTIFICAÇÃO

DIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
3-2	IOCHPE-MAXION SA	61.156.113/0001-75

- PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

M	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
O DE EMPRESA					
	MAXION SISTEMAS AUTOMOTIVOS LTDA.	00.736.859/0001-63	INVESTIDA DA CONTROLADA/COLIGADA	99,99	5,03
RESA COMERCIAL, INDUSTRIAL E OUTRAS					
	MAXION COMPONENTES ESTRUTURAIS LTDA.	01.599.435/0001-67	FECHADA CONTROLADA	99,99	76,46
RESA COMERCIAL, INDUSTRIAL E OUTRAS					
	AMSTED-MAXION FUND.E EQUIP.FERROV.S.A.	01.599.436/0001-01	FECHADA CONTROLADA	50,00	9,84
RESA COMERCIAL, INDUSTRIAL E OUTRAS					
	IOCHPE HOLDINGS, LLC	. . / -	FECHADA CONTROLADA	100,00	26,40
RESA COMERCIAL, INDUSTRIAL E OUTRAS					

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

08.01 - CARACTERÍSTICAS DA EMISSÃO PÚBLICA OU PARTICULAR DE DEBÊNTURES

1 - ITEM	01
2 - Nº ORDEM	4ª
3 - Nº REGISTRO NA CVM	SEP/GER/DCA-98/035
4 - DATA DO REGISTRO CVM	16/10/1998
5 - SÉRIE EMITIDA	4A
6 - TIPO DE EMISSÃO	SIMPLES
7 - NATUREZA EMISSÃO	PÚBLICA
8 - DATA DA EMISSÃO	01/05/1998
9 - DATA DE VENCIMENTO	03/05/2005
10 - ESPÉCIE DA DEBÊNTURE	FLUTUANTE
11 - CONDIÇÃO DE REMUNERAÇÃO VIGENTE	INPC + 10% A.A.
12 - PRÊMIO/DESÁGIO	NÃO HÁ
13 - VALOR NOMINAL (Reais)	120,55
14 - MONTANTE EMITIDO (Reais Mil)	26.375
15 - Q. TÍTULOS EMITIDOS (UNIDADE)	220.375
16 - TÍTULO CIRCULAÇÃO (UNIDADE)	218.787
17 - TÍTULO TESOURARIA (UNIDADE)	0
18 - TÍTULO RESGATADO (UNIDADE)	0
19 - TÍTULO CONVERTIDO (UNIDADE)	1.588
20 - TÍTULO A COLOCAR (UNIDADE)	0
21 - DATA DA ÚLTIMA REPACTUAÇÃO	
22 - DATA DO PRÓXIMO EVENTO	03/05/2005

09.01 - BREVE HISTÓRICO DA EMPRESA

A Iochpe-Maxion tem origem no Grupo Iochpe, que começou suas atividades em 1918, no Rio Grande do Sul, dedicado inicialmente ao ramo madeireiro. O período de várias décadas de diversificação de negócios deu lugar, a partir do final dos anos 90, à especialização e foco nos segmentos de autopeças e equipamentos ferroviários. Atualmente a Iochpe-Maxion é a controladora de três empresas principais, todas líderes de seus respectivos mercados: Maxion Componentes Estruturais Ltda., Maxion Componentes Automotivos S.A. e, Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.. Estas empresas operam cinco unidades fabris distribuídas pelas cidades de Cruzeiro, Osasco e Hortolândia, no interior de São Paulo, e Contagem, em Minas Gerais. A Iochpe-Maxion tem seu capital aberto desde 1984 (MYPK – Bovespa). Seus controladores são a Companhia Iochpe, Bradesco e BNDESpar, todos com representantes no Conselho de Administração.

1978: aquisição da Indústria de Máquinas Agrícolas Ideal S.A., produtora de colheitadeiras. Vendida em 1996.
1978: constituição da Edisa Informática S.A.. Posteriormente, em 1989 a Edisa evoluiu para uma "joint-venture" com a Hewlett-Packard. Vendida em 1996.
1982: compra de 29,2% de participação na Riocell S.A., produtora de celulose e papel. Vendida em 1996.
1983: início das operações do Banco Iochpe S.A, desativado em janeiro de 1998.
1984: aquisição e nacionalização da Massey Perkins S.A., produtora de tratores agrícolas, colheitadeiras e motores diesel. Vendida em 1996.
1990: aquisição da FNV - Veículos e Equipamentos S.A., produtora de rodas pesadas, longarinas e chassis, fundidos em moldes de areia e fundidos em moldes de grafite (rodas ferroviárias). Atuais controladas: Maxion Componentes Estruturais Ltda. e Amsted-Maxion Fund. e Equip. Ferrov. S.A.
1994: aquisição da Midland Steel Corporation, produtora de chassis, longarinas e travessas destinadas ao mercado americano. Vendida em 1999.
1994: aquisição da Eluma Autopeças Ltda, com mudança de seu nome para IM Autopeças Ltda, produtora de levantadores de vidro manuais e elétricos, colunas de direção, bombas de água e óleo, dobradiças e outros componentes. Atual controlada: Maxion Componentes Automotivos S.A.
1996: "joint-venture" com a Brosol, formando a Tecmisa - Componentes Automotivos S.A., produtora de levantadores de vidro, fechaduras, maçanetas, cilindros e chaves dobradiças. Atual controlada: Maxion Componentes Automotivos S.A.
1996: desinvestimento das operações de produção e comercialização de máquinas agrícolas, concentrando suas atividades exclusivamente no segmento de peças automotivas.
1997: início das atividades da Iochpe-Maxion Argentina S.A. na produção de motores diesel naquele país.
1997:"joint-venture" com a Dana/Parish Heavy Truck Division para a produção de chassis e componentes nos EUA. Vendida em 1999.
1997: "joint-venture" com a Lemförder-Nacam visando a produção de colunas de direção na Maxion Lemforder Ltda. (atual Maxion Nacam Ltda.).
1997: constituição de 4 empresas que passam a operar as antigas divisões de negócios:

. Maxion Componentes Estruturais Ltda.
. Maxion Fundição e Equipamentos Ferroviários Ltda.
. Maxion Motores Ltda. (atual Maxion International Motores S.A.) – vendida em 2000
. Tecmisa Componentes Automotivos S.A. (atual Maxion Componentes Automotivos S.A.)

09.01 - BREVE HISTÓRICO DA EMPRESA

1998: conclusão de processo de reestruturação societária e financeira com capitalização e entrada de novos sócios compartilhando o controle da Companhia (Grupos Bradesco e BNDEPAR).
1999: Venda de 50% da Maxion Motores Ltda. para a Navistar Transportation Corporation formando a Maxion International Motores S.A.
1999: Venda da totalidade da participação que a Iochpe-Maxion USA, Inc. (100% controlada da Iochpe-Maxion S.A.) detinha na Iochpe-Maxion Ohio, Inc., empresa produtora de chassis para o mercado americano.
2000: Venda de 50% da Maxion Fundição e Equipamentos Ferroviários S.A. para Amsted Industries formando a Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
2000: Cisão de ativos não relacionados às atividades de autopeças e equipamentos ferroviários e versão destes ativos para uma nova empresa Refrupar Participações S.A.
2001: Venda dos 50% remanescentes da Maxion International Motores S.A. para a Navistar Transportation Corporation.
2002: A Maxion Componentes Automotivos S.A., controlada da Iochpe-Maxion S.A., conclui a compra dos ativos relacionados à produção de alavancas de freio de mão, macacos e pedaleiras para automóveis da Batz do Brasil Ltda.
2002: A Maxion Componentes Estruturais Ltda., controlada da Iochpe-Maxion S.A., conclui a compra dos ativos relacionados a produção de rodas de aço para máquinas agrícolas e veículos fora de estrada da Borlem S.A. Empreendimentos Industriais.
2002: Venda do totalidade da participação na Maxion Nacam Ltda. Para a ZF Sistemas de Direção Ltda.
2003: A controlada Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., realiza contrato de duas unidades industriais e equipamentos ferroviários em Osasco e Hortolândia, dobrando sua capacidade para 5.000 vagões ferroviários.
2004: A Maxion Componentes Automotivos absorve as operações da Maxion Componentes Estruturais passando a operar sob duas divisões, a Divisão de Rodas e Chassis, e Divisão Componentes Automotivos.
A Divisão Componentes Automotivos, firma contrato de venda dos ativos relacionados ao negócio de levantadores de vidro para a Brose do Brasil Ltda.

09.01 - BREVE HISTÓRICO DA EMPRESA

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Relatório da Administração 2004

A Iochpe-Maxion e suas controladas apresentaram um bom desempenho em um ano marcado pelo forte crescimento da demanda em seus setores de atuação. A venda líquida consolidada atingiu R$ 1,1 bilhão, um aumento de 62,6% em relação ao ano anterior.

Pressionada pelo forte aumento dos custos, especialmente nas matérias-primas, a companhia manteve suas margens operacionais, tirando proveito do maior volume de vendas em relação aos demais custos indiretos. O lucro bruto atingiu R$ 227,5 milhões, um aumento de 66,6% em relação ao ano anterior, o lucro operacional (EBIT) chegou a R$ 126,7 milhões, uma evolução de 120,4%, enquanto que a geração de caixa bruta (EBITDA) atingiu R$ 155,5 milhões, um crescimento de 73,9%.

Na última linha, o resultado foi um lucro líquido de R$ 50,8 milhões, em comparação ao prejuízo de R$ 5,1 milhões em 2003. Cabe destacar como fatores determinantes neste resultado, o ganho de escala decorrente do expressivo aumento das vendas e a redução da incidência do imposto de renda e contribuição social para um patamar mais adequado (ver explicação na seção "Imposto de Renda e Contribuição Social").

Mercado interno

A produção brasileira de veículos apresentou crescimento em todos os seus segmentos, com destaque para caminhões e utilitários, apoiados pela expansão das exportações nestes segmentos:

Segmento	Em mil unidades, exceto variação						
	Produção Brasileira				Exportação		
	2004	2003	Var.04/03 (%)		2004	2003	Var.04/03 (%)
Automóveis	1.754,6	1.505,0	16,6%		493,8	440,3	12,1%
Utilitários	315,6	216,1	46,0%		110,3	72,3	52,5%
Caminhões	106,9	78,9	35,5%		25,3	12,8	97,5%
Ônibus	28,7	27,0	6,5%		12,9	9,3	38,8%
Total Veículos	2.205,9	1.827,0	20,7%		642,3	534,7	20,1%
Máquinas Agrícolas	66,9	58,8	13,8%		31,0	21,4	44,7%

Fonte: Anfavea

O setor ferroviário também apresentou forte crescimento, com destaque para a expansão da demanda por vagões ferroviários de carga. O quadro a seguir resume o comportamento da demanda no mercado ferroviário brasileiro em 2003 e 2004.

Segmento	*2004*	*2003*	*Var.04/03 (%)*
Vagões de carga (unid.)	5.642	2.399	135,2%
Fundidos Ferroviários (ton.)	3.386	2.288	48,0%
Rodas Rodoviárias (unid.)	41.595	49.550	(16,1%)

Fonte: Estimativa Amsted Maxion

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Mercado externo

A exportação consolidada chegou a US$ 47,3 milhões em 2004, ou R$ 144,1 milhões, um crescimento em Dólares de 42%, ou 43% em Reais, em relação ao ano anterior. Os principais destinos da exportação consolidada em valor, foram: EUA com 52%; América Latina com 18%; Canadá com 11% e África/Oriente Médio e Europa, ambos com 7%. As participações no valor da exportação consolidada por produto foram: rodas rodoviárias com 52%, equipamentos ferroviários com 32% e chassis com 16%.

Receita líquida

O quadro abaixo apresenta a venda líquida por empresa/divisão, no mercado interno e no mercado externo.

Empresa / Divisão	*Mercado*	2004	2003	Var. % 2004/ 2003
Maxion Sistemas Automotivos - Divisão Rodas e Chassis	Interno	526,9	323,8	62,7%
	Externo	99,5	73,5	35,4%
	Total	626,4	397,3	57,7%
Maxion Sistemas Automotivos - Divisão Componentes Automotivos	Interno	148,9	113,9	30,7%
	Externo	0,6	0,4	50,0%
	Total	149,5	114,3	30,8%
Amsted-Maxion Fundição e Equipamentos Ferroviários	Interno	557,4	274,5	103,1%
	Externo	88,1	53,6	64,4%
	Total	645,5	328,1	96,7%
(-) Ajustes de consolidação: 50% da Amsted-Maxion Fundição e Equipamentos Ferroviários	Interno	(278,7)	(137,2)	
	Externo	(44,1)	(26,8)	
	Total	(322,8)	(164,0)	
	Interno	**954,5**	**575,0**	**66,0%**
Iochpe-Maxion - Consolidado	Externo	**144,1**	**100,7**	**43,1%**
	Total	**1.098,6**	**675,7**	**62,6%**

Empresas Controladas e "Joint-Ventures"

Reestruturação

Ao final de Junho de 2004, a Iochpe-Maxion iniciou uma reestruturação societária e operacional envolvendo suas subsidiárias Maxion Componentes Estruturais e Maxion Componentes Automotivos, visando a simplificação administrativa e obtenção de sinergias.

Como resultado desta reestruturação, desde agosto de 2004, a Maxion Componentes Automotivos absorveu as operações da Maxion Componentes Estruturais, passando a operar sob a nova denominação Maxion Sistemas Automotivos e conduzindo seus negócios através de duas divisões, a Divisão Rodas e Chassis voltada para o mercado de rodas, chassis e estampados para ônibus, caminhões, utilitários e máquinas agrícolas, e a Divisão Componentes Automotivos atuando no mercado de componentes para automóveis.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Esta reestruturação requereu no terceiro trimestre de 2004, a baixa do ágio relacionado à constituição original da Maxion Componentes Automotivos, tendo como contrapartida a constituição de imposto de renda diferido, relativo ao prejuízo líquido acumulado da Maxion Componentes Automotivos. A baixa do ágio representou uma despesa não-operacional, enquanto que o imposto de renda diferido somou-se a linha de imposto de renda e contribuição social.

Apresentamos a seguir o novo quadro das participações societárias relevantes.


Iochpe-Maxion S.A.
Maxion Componentes Estruturais Ltda.
99,9%
50%
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.
93,7%
6,2%
Maxion Sistemas Automotivos Ltda.
Divisão Rodas e Chassis
Divisão Componentes Automotivos

Maxion Sistemas Automotivos Ltda. - Divisão Rodas e Chassis

Na Divisão Rodas e Chassis, atuante principalmente nos segmentos de caminhões, ônibus, utilitários e tratores, o ano foi caracterizado pelo forte crescimento das vendas para o mercado interno, por conta do aumento da produção nacional de veículos (ver detalhes na seção "Mercado Interno").

A venda líquida no segmento de Chassis atingiu R$ 325,1 milhões, um crescimento de 58,7% sobre 2003, enquanto que no segmento de Rodas chegou a R$ 301,3 milhões, um crescimento de 56,6% em relação ao ano anterior.

A exportação da Divisão representou 16% da venda líquida total e apresentou um crescimento de 35% sobre o ano anterior em Reais, ou 32% em Dólares, destacando-se a venda para o mercado norte-americano de rodas.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Maxion Sistemas Automotivos Ltda. - Divisão Componentes Automotivos

A Divisão Componentes Automotivos produz fechaduras, fechos, maçanetas, chaves e cilindros, alavancas de freio de mão, dobradiças, tirantes, pedaleiras, bombas de água e óleo e macacos, primordialmente para automóveis. A Divisão é líder no mercado nacional no segmento de alavancas de freio de mão com 42% do mercado.

A dificuldade de absorção ou repasse aos preços do forte aumento dos custos de matérias-primas, insumos e salários, ocorrido ao longo do ano, não permitiu mais uma vez, a obtenção de margens adequadas neste setor.

Em 10 de Setembro de 2004, a Divisão firmou contrato de venda dos ativos relacionados ao negócio de levantadores de vidro para a Brose do Brasil Ltda., empresa controlada pela Brose International GmbH, pelo valor de R$ 17,8 milhões. O negócio de levantadores de vidro representou 50% da venda líquida da divisão e 7% da venda líquida consolidada em 2004.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A.

A Amsted-Maxion Fundição e Equipamentos Ferroviários, empresa líder brasileira na produção de vagões ferroviários de carga, rodas e fundidos ferroviários e industriais, é uma "joint venture" da Iochpe-Maxion com a Amsted Industries, empresa norte-americana líder mundial na produção de rodas e fundidos ferroviários.

O ano de 2004 foi marcado pela forte demanda por vagões ferroviários de carga. Nesse cenário, a venda de vagões atingiu 4.225 unidades, um crescimento de 108% em relação ao ano anterior. Esse crescimento foi viabilizado pelo funcionamento ao longo de todo o ano de duas unidades fabris adicionais no Estado de São Paulo, uma em Osasco e outra em Hortolândia.

A carteira de pedidos de vagões da Amsted Maxion segue firme, com contratos para o fornecimento de 6.933 vagões, sendo 5.557 para entregas ao longo de 2005 e 1.376 para entregas em 2006, totalizando vendas de cerca de R$ 1,071 bilhão.

Comentário financeiro

Venda líquida

A venda líquida consolidada atingiu R$ 1.098,6 milhões em 2004, um avanço de 62,6% em relação ao ano anterior. Este desempenho é resultado do crescimento em todos os segmentos de atuação no mercado interno, com destaque para os mercados de equipamentos ferroviários, caminhões e utilitários, bem como do aumento das exportações.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Lucro bruto

O lucro bruto chegou a R$ 227,5 milhões no ano de 2004, ou 20,7% da venda líquida (20,2% em 2003). O crescimento de 0,5 ponto percentual na margem bruta foi o saldo entre a melhor absorção dos gastos indiretos de fabricação, por conta do forte crescimento dos volumes, e o efeito negativo dos fortes aumentos das matérias-primas não repassados integralmente aos preços.

Despesas operacionais

As despesas comerciais em 2004 foram de R$ 55,3 milhões, ou 5,0% da venda líquida (6,5% em 2003), representando um crescimento de 25,4% do valor absoluto em Reais em relação ao ano anterior. Este crescimento foi decorrente do aumento das despesas variáveis de venda, especialmente dos fretes, comissões e royalties, que em 2004 representaram 87% das despesas comerciais.

As despesas administrativas chegaram a R$ 38,9 milhões, ou 3,5% da venda líquida (4,9% em 2003), um crescimento de 16,6% do valor absoluto em Reais. Este crescimento decorre do aumento dos salários e encargos sociais, que responderam por 43% do total destas despesas.

As outras despesas operacionais em 2004 atingiram R$ 6,6 milhões, em comparação às despesas de R$ 1,6 milhões em 2003, principalmente devido à complementação de provisão relacionada a contencioso tributário.

Resultado Operacional antes das Despesas Financeiras (EBIT)

O EBIT atingiu R$ 126,7 milhões, 120,4% a mais do que no ano anterior, representando 11,5% sobre a venda líquida, contra 8,5% em 2003 (ver explicação nas seções "Lucro Bruto" e "Despesas Operacionais").

Despesas financeiras líquidas

As despesas financeiras líquidas atingiram R$ 32,6 milhões no ano de 2004 (R$ 38,1 milhões em 2003), influenciada positivamente pelo efeito da valorização do Real no valor de R$ 3,3 milhões (efeito positivo de R$ 4,0 milhões em 2003) e pela redução do custo médio de captação da empresa, e negativamente pelo aumento da dívida média no período (ver razões para o aumento do endividamento na seção "Liquidez e Endividamento").

Resultado não-operacional

Em 2004, o resultado não operacional foi negativo em R$ 20,6 milhões (1,9% da venda líquida), contra um resultado negativo de R$ 5,8 milhões em 2003 (0,9% da venda líquida). O principal componente foi a baixa do ágio no valor de R$ 10,7 milhões da Maxion Sistemas Automotivos, ao longo do terceiro trimestre, por conta da reestruturação societária e operacional (ver explicação na

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

seção "Reestruturação"). Outros itens importantes foram os ajustes em ativos e despesas de negócios descontinuados.

Imposto de Renda e Contribuição Social

Imposto de Renda e Contribuição Social atingiram R$ 22,7 milhões em 2004 (R$ 18,6 milhões em 2003), frente ao lucro antes do imposto de renda de R$ 73,6 milhões (R$ 13,5 milhões em 2003). Como resultado da reestruturação societária e operacional, foram constituídos imposto de renda e contribuição social diferidos no valor de R$ 13,6 milhões ao longo do terceiro trimestre (ver explicação na seção "Reestruturação").

Resultado líquido

O lucro líquido atingiu R$ 50,8 milhões em 2004, em comparação ao prejuízo de R$ 5,1 milhões em 2003, sendo o crescimento da venda líquida consolidada, o controle de custos e a reestruturação societária e operacional os principais fatores deste resultado.

Geração de Caixa Bruta (EBITDA)

Conciliação EBITDA	em R$ milhões
Resultado Operacional após as Despesas Financeiras Líquidas	94,1
(+) Despesas Financeiras Líquidas	32,6
(+) Depreciação	23,1
(+) Amortização	5,7
(=) EBITDA	155,5

O EBITDA apresentou em 2004 um aumento de 73,9% em relação ao valor obtido no ano anterior, atingindo R$ 155,5 milhões. Como participação da venda líquida ficou em 14,2%, um desempenho superior aos 13,2% de 2003 (ver explicação nas seções "Lucro Bruto" e "Despesas Operacionais").

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Capital de giro

No ano de 2004, o capital de giro aumentou em R$ 40,2 milhões, devido aos aumentos de R$ 58,3 milhões nas contas a receber, R$ 76,8 milhões nos estoques e R$ 13,1 milhões em outras contas a receber, em decorrência do forte crescimento das vendas. Neutralizando parcialmente o aumento dos ativos, também houve aumento nas contas a pagar (fornecedores, crédito de clientes e outros) no valor total de R$ 105,0 milhões.

Investimentos

Os investimentos atingiram R$ 46,8 milhões em 2004 (R$ 41,2 milhões em 2003) que foram destinados ao desenvolvimento de novos produtos, à modernização do parque industrial e à ampliação da capacidade de produção de rodas rodoviárias, fundidos e vagões ferroviários.

Liquidez e endividamento

A disponibilidade financeira bruta consolidada, ao final de 2004, atingiu R$ 73,9 milhões registrados na totalidade no curto prazo. As aplicações financeiras em Dólares representavam cerca de 4% da disponibilidade total naquela data.

O endividamento bancário bruto consolidado atingiu ao final de 2004, o montante de R$ 175,8 milhões, sendo R$ 116,8 milhões no curto prazo e R$ 59,0 milhões registrados no longo prazo. Os principais indexadores deste endividamento foram o Dólar representando 32% do valor bruto total, seguido pelo, CDI com 26%, TJLP com 23%, INPC com 16% e IGPM com 3%. Consolidados todos os passivos e ativos denominados em Dólares, a exposição cambial líquida atingiu ao final de 2004 uma posição passiva de US$ 11,4 milhões.

O endividamento bancário líquido consolidado passou de R$ 115,0 milhões em dezembro de 2003 para R$ 101,9 milhões em dezembro de 2004. A relação entre este valor e o EBITDA ficou em 0,6x em 2004, inferior à relação de 1,3x de 2003. A posição do endividamento bancário líquido consolidado ao final de 2004, foi favorecida em R$ 43 milhões (favorecimento de R$ 2,2 milhões ao final de 2003), por conta do ingresso de antecipações relativas aos contratos de venda de vagões ferroviários para entrega no ano subseqüente. Desconsiderando-se estas antecipações, haveria um aumento de R$27,7 milhões no endividamento bancário líquido consolidado em 2004 (as seções "Despesa Financeira Líquida", "Resultado Não Operacional", "Geração de Caixa Bruta - EBITDA", "Capital de Giro" e "Investimentos" explicitam as razões para este crescimento).

Como evento subseqüente, a Iochpe-Maxion realizou, em Janeiro de 2005, o resgate total antecipado da sua 4ª. e única emissão ativa de debêntures, no valor de R$ 28,2 milhões.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Mercado de capitais

No ano de 2004, a Iochpe-Maxion apresentou um aumento expressivo no volume médio diário de negociação na Bolsa de Valores de São Paulo (Bovespa: MYPK3 e MYPK4) que atingiu R$ 416,2 mil (crescimento de 783% sobre 2003) e no número médio de negócios diários que atingiu 23 negócios (crescimento de 326% sobre 2003). Aumentou também a participação dos acionistas não controladores no capital total (free-float), que chegou ao final do ano a 25,3% (19,8% ao final de 2003).

As ações preferenciais encerraram o ano cotadas a R$ 297,99 por lote de mil ações, com valorização de 259% em 2004, enquanto que as ações ordinárias tiveram alta de 302%, cotadas a R$ 245,00 por lote de mil, ficando entre as maiores valorizações entre as empresas listadas na BOVESPA e totalizando uma capitalização (market cap) de R$ 744,3 milhões. Em 31 de dezembro de 2004, o valor patrimonial da Iochpe-Maxion era de R$ 69,97 por lote de mil ações.

A Administração irá propor à Assembléia Geral Ordinária de Acionistas da Iochpe-Maxion a distribuição de dividendos no valor de R$ 16,1 milhões, ou R$ 5,683938781 por lote de mil ações ordinárias e R$ 6,252332659 por lote de mil ações preferenciais, representando um yield de 2,3% e 2,1%, respectivamente, com base nas cotações das ações ao final de 2004. A base de cálculo dos dividendos, de acordo com o Estatuto da empresa, corresponde a 37% do lucro líquido (descontado o eventual prejuízo acumulado de exercícios anteriores), com adicional de 10% para as ações preferenciais. Ao final de 2003 a Iochpe-Maxion possuía prejuízo acumulado de R$ 9,9 milhões.

Em atendimento à Instrução nº 381 da Comissão de Valores Mobiliários, informamos que durante o exercício de 2004, a Iochpe-Maxion e suas controladas, contrataram serviços não relacionados à auditoria externa no montante de R$ 36 mil referentes a participações em cursos e consultas tributárias sobre a legislação brasileira. A Iochpe-Maxion em discussão com os seus auditores independentes, concluiu que estes serviços prestados não afetaram a independência e a objetividade destes, em razão da definição do escopo e dos procedimentos executados. A Iochpe-Maxion adota como política atender às regulamentações que definem as restrições de serviços dos auditores independentes.

O site de relações com investidores da Iochpe-Maxion (www.iochpe-maxion.com.br), contém demonstrações financeiras, apresentações e releases, entre outras informações.

A Administração da Iochpe-Maxion agradece aos seus acionistas, clientes, fornecedores e funcionários pelo indispensável apoio e confiança que impulsionam a Companhia a obter resultados cada vez melhores.

A Administração

09.03 - PERÍODOS DE SAZONALIDADE NOS NEGÓCIOS

PARA TODOS OS PRODUTOS

Maior concentração das vendas entre março e novembro de cada ano.

eapresentação Espontânea

1.01 - IDENTIFICAÇÃO

- CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
1193-2	IOCHPE-MAXION SA	61.156.113/0001-75

0.01 - PRODUTOS E SERVIÇOS OFERECIDOS

ITEM	2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LÍQUIDA
01	COMPONENTES ESTRUTURAIS - RODAS E CHASSIS	57,00
02	COMPONENTES AUTOMOTIVOS - LEVANTADORES DE VIDROS, MAÇANETAS	14,00
03	FUNDIÇÃO E EQUIPAMENTOS FERROVIÁRIOS	29,00

apresentação Espontânea

01 - IDENTIFICAÇÃO

CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02 - MATÉRIAS PRIMAS E FORNECEDORES

TEM	2 - MATÉRIA PRIMA / NOME DO FORNECEDOR	8 - TIPO DE FORNECEDOR	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO	9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
1	Aços planos		NÃO	0	SIM	SIM	
	T/CSN/Usiminas/outros	NÃO LIGADO					61,10
2	Aço líquido		NÃO	0	SIM	SIM	
	naço	NÃO LIGADO					5,00
3	Motor		NÃO	0	SIM	SIM	
	sch/Cebi/Montepino/Aços Vilares/Gerdau	NÃO LIGADO					5,00
4	Perfil Laminado		NÃO	0	SIM	SIM	
	lgo e Outros	NÃO LIGADO					4,40
5	Sucata de aço		NÃO	0	SIM	SIM	
	xion Sistema Automotivo	EMPRESA CONTROLADA					2,80
6	Freio		NÃO	0	SIM	SIM	
	orr Bremse	NÃO LIGADO					2,60
7	Tintas e solventes		NÃO	0	SIM	SIM	
	G	NÃO LIGADO					2,10
8	Injetados plásticos		NÃO	0	SIM	SIM	
	stray/Nicols/YKK/Dakhia/Turin/outros	NÃO LIGADO					1,70
9	Motor		SIM	3.234	NÃO	SIM	
	buchi/Valeo/Kiekert	NÃO LIGADO					0,50

apresentação Espontânea

01 - IDENTIFICAÇÃO

CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03 - CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

TEM	2- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
01		CHASSIS	
01	001	DAIMLER	8,44
01	002	VOLKSWAGEM	6,84
01	003	GENERAL MOTORS	3,83
01	004	FORD	2,60
01	005	EXPORTAÇÃO	2,38
01	006	OUTROS	5,50
02		RODAS	
02	001	TRATORES	6,85
02	002	EXPORTAÇÃO	6,67
02	003	REPOSIÇÃO	4,23
02	004	VOLKSWAGEM	3,23
02	005	OUTROS	6,45
03		COMPONENTES AUTOMOTIVOS	
03	001	FIAT	3,97
03	002	GENERAL MOTORS	3,37
03	003	SAS AUTOMOTIVE	1,99
03	004	VOLKSWAGEM	1,86
03	005	OUTROS	2,42
04		EQUIPAMENTOS FERROVIARIOS	
04	001	CIA VALEDO RIO DOCE	14,22
04	002	EXPORTAÇÃO	4,01
04	003	FCA	3,37
04	004	MRS	3,37
04	005	OUTROS	4,08

11.01 - PROCESSO DE PRODUÇÃO

CHASSIS

As chapas de aço são inicialmente cortadas e prensadas em linha própria de cada produto.

As longarinas e travessas são soldadas ou montadas.

Pintura: pelo processo E-Coat, recebendo tratamento anti-ferrugem pelo processo Top-Coot.

RODAS

As chapas são cortadas e prensadas.

Os componentes são soldados e montados em linhas com auto grau de automação.

Pintura: pelo processo E-Coat, recebendo tratamento anti-ferrugem pelo processo Top-Coot.

COMPONENTES AUTOMOTIVOS

Os diferentes componentes em aço são cortados e moldados.

Juntam-se outros componentes comprados, e os produtos são montados em cada linha de produção.

EQUIPAMENTOS FERROVIÁRIOS

São fundidos em aço os componentes do vagão (rodas, engates, truques, etc.), e complementados com outros componentes adquiridos externamente para a montagem de vagões completos.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

COMERCIALIZAÇÃO

RODAS
Equipamento original – Negociações direta com montadoras de ônibus e caminhões e os fabricantes de equipamentos ferroviários.
Reposição – através de representantes autônomos comissionados, cobrindo todo território nacional.

CHASSIS, LONGARINAS E TRAVESSAS
Negociação através de equipe de venda própria e representantes comerciais nomeados pela empresa.

VAGÕES
Negociação direta com os clientes, sem intermediário.

PEÇAS DE AÇO FUNDIDO
Na região de São Paulo, as vendas são efetuadas diretamente a empresa, para as demais regiões, as vendas são feitas através de representantes autônomos comissionados, conforme região.

COMPONENTES AUTOMOTIVOS
Através de departamentos de vendas específicos para atender às montadoras e distribuidoras.

DISTRIBUIÇÃO

RODAS, CHASSIS, LONGARINAS E TRAVESSAS
As entregas são feitas diretamente pela empresa aos clientes, exceto na reposição onde o frete de São Paulo ao destino é por conta do comprador.

VAGÕES, COMPONENTES RODOVIÁRIOS E PECAS DE AÇO FUNDIDO
As entregas são realizadas na própria fábrica, exceto para o mercado externo em que a distribuição é realizada através de agentes distribuidores em diversos países.

COMPONENTES AUTOMOTIVOS
Vendas direta às montadoras.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

MERCADO

RODAS
Montadoras de ônibus e caminhões, fabricantes de equipamentos ferroviários, atacadistas, lojas de auto-peças.

CHASSIS, LONGARINAS E TRAVESSAS
Montadora de ônibus, caminhões e utilitários.

PEÇAS DE AÇO FUNDIDO
Fabricantes e usuários de vagões, caminhões, tratores, escavadeiras e equipamentos.
Empresa de transporte ferroviário, estatais e empresa com frota própria, estatais privadas.

COMPONENTES AUTOMOTIVOS
Montadoras de automóveis de passageiros e outros veículos em geral.

EXPORTAÇÃO
A empresa exportou em 2004 o valor de US$ 47,3 milhões

% das receitas	2000	= 23,0%
	2001	= 14,6%
	2002	= 18,1%
	2003	= 14,9%
	2004	= 13,1%

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

1 - Chassis e componentes estruturais

A Maxion Sistemas Automotivos, divisão rodas e chassis, detém cerca de 69% do mercado brasileiro de chassis para caminhões, ônibus e utilitários, tendo como concorrente a Dana Corporation e as próprias montadoras.

2 – Rodas pesadas

A Maxion Sistemas Automotivos, divisão rodas e chassis, participa com 57% do mercado nacional de rodas pesadas para caminhões, ônibus e tratores, tendo como concorrentes a Borlem – Equipamentos Industriais S.A e Importações.

3 – Fundidos Industriais e Ferroviários / Vagões

Vagões – 74% (Importação)
Rodas Ferroviárias – 40% (Concorrente: MWL)
Fundidos Ferroviários – 80% (Concorrente: Cruzaço)
Fundidos Industriais – 60% (Concorrente: Altona)

4 – Componentes Automotivos

Alavanca de freio de mão – 42% (Concorrentes: Edscha, Polone. Ficosa, Metalúrcica Jardim, Zanetini, ZB, Dura, Iran)
Fechaduras – 9% (Concorrentes: Valeo, Kiekert, Magna e Meritor)
Maçanetas, chaves e cilindros – 7% (Concorrentes: Valeo, HUF, AMM e Stratech)
Conjunto de pedais – 26% (Concorrentes: ZB, Ronet, Iman, Sofedit, Teleflex, Sueme Lumke)
Macacos – 20% (Concorrentes: Bosol, Dura)

sentação Espontânea

DENTIFICAÇÃO

O CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	IOCHPE-MAXION SA	61.156.113/0001-75

PROPRIEDADES RELEVANTES

- TIPO DE PROPRIEDADE					3 - ENDEREÇO				
ÍPIO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO
RVAÇÃO									
FÁBRICA					R. DR. OTHON BARCELOS, 83				
IRO	SP	543,000	98,300	54	SIM	SIM	NÃO		
FÁBRICA					AV. JOÃO CESAR OLIVEIRA, 4205				
GEM	MG	75,000	14,000	19	SIM	SIM	NÃO		

14.05 - PROJETOS DE INVESTIMENTO

Os planos de investimento da Iochpe-Maxion incluem modernização e manutenção das fábricas, aumento de capacidade e novas tecnologias de produção, totalizando R$ 96 milhões (consolidado) para o ano de 2005, que pode ser divido entre os seus negócios da seguinte forma:

Maxion Sistemas Automotivos Ltda.	
Divisão Rodas e Chassis (Cruzeiro – SP)	
- Rodas	R$ 25 milhões
- Chassis	R$ 35 milhões
Divisão Componentes Automotivos (Contagem-MG)	R$ 5 milhões
Amsted – Maxion (Cruzeiro-SP / Hortolândia-SP / Osasco-SP)	R$ 62 milhões (*)
(-) Ajuste de consolidação: 50% da Amsted-Maxion	(R$ 31 milhões)
Iochpe-Maxion – consolidado	R$ 96 milhões

(*) inclui a aquisição do ativo imobiliário da fábrica de Hortolândia, em Maio de 2005, que até então vinha sendo alugado e que não fazia parte do plano original.

15.01 - PROBLEMAS AMBIENTAIS

Problemas relativos a uma indústria metalúrgica e de fundição, tais como: liberação de gases e produtos químicos usados no processo de decapagem, gases provenientes de queima de combustíveis em caldeiras, fornos ou sistemas de secagem, gerada no processo de fundição, nos processos de pintura e/ou tratamento superficial, todos devidamente controlados e/ou estudados os controles, através de sistema de neutralização, controle de combustão, filtros de retenção, cabines de confinamento, sistemas de exaustão e retenção de resíduos. A empresa nunca foi multada por motivos e nem teve suas atividades paralisadas por este tipo de problema.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

16.01 - AÇÕES JUDICIAIS COM VALOR SUPERIOR A 5% DO PATRIMÔNIO LÍQUIDO OU DO LUCRO LÍQUIDO

1- ITEM	2 - DESCRIÇÃO	3 - % PATRIMÔNIO LÍQUIDO	4 - % LUCRO LÍQUIDO	5 - PROVISÃO	6 - VALOR (Reais Mil)
01	TRABALHISTA	0,00	0,00		0
02	FISCAL/TRIBUTÁRIA	25,81	0,00	SIM	48.073
03	OUTRAS	0,00	0,00		0

"ESTATUTO SOCIAL

IOCHPE-MAXION S.A.

CAPÍTULO I

DENOMINAÇÃO, SEDE, OBJETO E DURAÇÃO

Art. 1° - **IOCHPE-MAXION S.A.**, é uma sociedade anônima que se rege pelo presente estatuto e pelas normas pertinentes.

Art. 2° - A Companhia tem sua sede e foro no Município de São Paulo, Estado de São Paulo, podendo criar e extinguir filiais e outros estabelecimentos, no país e no exterior.

Art. 3° - A Companhia tem por objeto:

a - a fabricação, usinagem, montagem, distribuição ou venda de quaisquer tipos de motores, veículos, tratores agrícolas e industriais, de máquinas e implementos agrícolas, máquinas rodoviárias e de construção de colheitadeiras automotrizes, bem como quaisquer aparelhos, instrumentos sobressalentes e acessórios dos mesmos, equipamentos motorizados ou não, componentes para indústria metalúrgica, ferroviária e automobilística, ferramentas, ferramental, caixa de armazenamento e outros produtos conexos utilizados na produção industrial, bem como a exploração da indústria de fundição, esmaltação, estanhação, plástico, metalúrgica, mecânica em todas suas aplicações e formas, bem como o comércio, beneficiamento, exportação, importação e distribuição dos produtos pertinentes ao ramo;

b - a importação de matérias-primas e produtos intermediários para a industrialização de produtos acabados relacionados com o objeto social, destinados à comercialização;
c - a prestação de serviços de assistência técnica à outras empresas do mesmo ramo;

18.01 - ESTATUTO SOCIAL

d - assistência técnica, locação de serviços, intermediação comercial por conta própria ou de terceiros, comissão ou consignação relativas ao objeto social;

e - a locação de bens pertencentes ao seu ativo imobilizado;

f - a participação em outras sociedades nacionais ou estrangeiras como sócia, quotista ou acionista;

g - a representação de outras sociedades, nacionais ou estrangeiras, por conta própria ou de terceiros, em conexão com os objetivos mencionados;

h - a implantação e manutenção de centros de treinamento para o uso de seus produtos; e

i - desenvolvimento de culturas experimentais em áreas rurais próprias ou de terceiros.

Art. 4° - O prazo de duração da Companhia é indeterminado.

CAPÍTULO II

CAPITAL E AÇÕES

Art. 5° - O Capital Social é de R$ 161.463.287,99 dividido em 53.232.304 ações nominativas, sem valor nominal, sendo 18.428.597 Ordinárias e 34.803.707 Preferenciais.

Art. 6° - A Companhia tem autorização para aumentar o capital social, independentemente de reforma estatutária, até o limite de mais 6.000.000 ações, sendo 2.000.000 ordinárias e 4.000.000 preferenciais.

Parágrafo Primeiro - As emissões dentro do limite do capital autorizado serão efetuadas mediante deliberação do Conselho de Administração que fixará quantidade de ações emitidas o prazo de emissão e de condições de integralização, bem como as demais formas e procedimentos referentes a cada emissão.

Parágrafo Segundo - A Companhia poderá, dentro do limite do capital autorizado e, de acordo com o plano aprovado pela Assembléia Geral, outorgar opções de aquisição de ações a seus administradores, empregados ou a pessoas físicas que prestem serviços à Companhia, nos termos do parágrafo 3° do art. 168 da Lei 6404/76.

18.01 - ESTATUTO SOCIAL

Art. 7° - Cada ação ordinária escritural dará direito a 1 (um) voto nas deliberações das Assembléias Gerais. As ações preferenciais não têm direito a voto, tendo como vantagem a prioridade no reembolso do capital, sem prêmio, na proporção de sua participação no capital social, em caso de eventual liquidação da Companhia.

Parágrafo Primeiro - As ações preferenciais terão participação nos lucros distribuídos 10% superiores aos atribuídos às ações ordinárias, bem como participação nos aumentos de capital decorrentes de correção monetária e da capitalização das reservas e lucros, em igualdade de condições com as ordinárias.

Parágrafo Segundo - A Companhia poderá, mediante deliberação de Assembléia Geral, criar novas classes de ações preferenciais mais favorecidas do que aquelas a que se refere o parágrafo primeiro deste artigo.

Parágrafo Terceiro - Os aumentos de capital da Companhia poderão compreender ações ordinárias ou preferenciais, de uma ou mais classes, ou somente de uma espécie ou classe, sem guardar proporção entre as ações de cada espécie ou classe, observando-se, quanto às preferenciais sem direito a voto, o limite de 2/3 do total das ações emitidas.

Parágrafo Quarto - As ações terão a forma escritural e serão mantidas em contas de depósito, em nome de seus titulares, na instituição financeira autorizada que a Companhia designar, sem emissão de certificados.

Art. 8° - Os acionistas na proporção das ações que possuírem, terão direito de preferência para subscrição de novas ações e/ou de valores mobiliários conversíveis em ações, ressalvado o disposto no parágrafo segundo infra.

Parágrafo Primeiro - O prazo para exercício do direito de preferência será de 30 (trinta) dias, contados a partir da data de publicação da ata de autorização do respectivo aumento ou do competente aviso. O órgão que autorizar a emissão poderá ampliar o prazo mencionado até o dobro.

Parágrafo Segundo - Em quaisquer emissões de ações, debêntures ou partes beneficiárias conversíveis em ações e bônus de subscrição, cuja colocação seja feita mediante venda em Bolsa de Valores, subscrição pública, ou permuta por ações, em oferta pública de aquisição de controle, nos termos legais, poderá ser excluído, por deliberação do órgão competente para a respectiva emissão, o direito de preferência dos antigos acionistas.

Art. 9° - Nos aumentos de capital mediante subscrição de ações ou conversão nestas de títulos, a Assembléia Geral ou Conselho de Administração, conforme for o caso, poderá estabelecer que ao novo capital seja atribuídos dividendos calculados "pro rata temporis", tendo em vista a época de sua homologação ou conversão, desde que seja dado conhecimento antecipado do fato aos interessados.

Art. 10 - A instituição financeira depositária das ações escriturais poderá cobrar o custo em serviços de transferência da titularidade das ações, observados os limites máximos fixados pela Comissão de Valores Mobiliários - CVM.

Art. 11 - A Companhia poderá converter as ações escriturais em outra forma legalmente admissível.

Art. 12 - As ações novas provenientes de aumento de capital, serão emitidas e postas à disposição do acionista dentro do prazo de 60 (sessenta) dias, contados da data de aprovação do registro de emissão pela Comissão de Valores Mobiliários (CVM).

CAPÍTULO III

ASSEMBLÉIA GERAL

Art. 13 - A Assembléia Geral com a competência prevista em lei reunir-se-á ordinariamente dentro dos quatro primeiros meses seguintes ao término do exercício social, e, extraordinariamente, sempre que os interesses sociais o exigirem.

Art. 14 - A Assembléia Geral será convocada pelo Presidente do Conselho de Administração, ou, na falta deste, pelas pessoas previstas em lei, sendo seus trabalhos instalados e dirigidos por mesa composta pelo Presidente do Conselho de Administração e por outro membro deste, ou, em falta destes, por presidente e secretário escolhidos pelos acionistas presentes.

Art. 15 - Só poderão tomar parte na Assembléia Geral os acionistas cujas ações estejam registradas em seu nome, até a data da

Assembléia, perante o agente contratado pela Companhia para prestar tais serviços.

Parágrafo Único - O acionista poderá ser representado na Assembléia Geral por procurador constituído há menos de 1 (um) ano que seja acionista, administrador da Companhia ou advogado.

Art. 16 - A Companhia poderá exigir, dentro do prazo fixado no anúncio de convocação, a entrega de procuração na sede social sob pena de não poder o mandatário exercer o mandato. Poderá também suspender, pelo mesmo período, obedecidas as limitações legais, as transferências, conversões e desdobramentos de ações.

CAPÍTULO IV

ADMINISTRAÇÃO

SEÇÃO I - PARTE GERAL

Art. 17 - A administração da Companhia incumbe ao Conselho de Administração e à Diretoria, cujos membros serão eleitos por um mandato de um ano, podendo ser reeleitos.

Parágrafo Primeiro - A investidura de cada um dos membros eleitos do Conselho de Administração e da Diretoria far-se-á mediante termo lavrado no Livro de Atas de reuniões do respectivo órgão, e permanecerão no pleno exercício de suas funções até a investidura dos novos eleitos.

Parágrafo Segundo - Compete à Assembléia Geral fixar a remuneração dos membros do Conselho de Administração e da Diretoria. A remuneração poderá ser votada, em verba individual, para cada membro, ou em verba global, cabendo então ao Conselho de Administração deliberar sobre sua distribuição.

Parágrafo Terceiro - Os administradores perceberão, além da remuneração referida no parágrafo anterior, a participação nos lucros referida no artigo 36.

18.01 - ESTATUTO SOCIAL

SEÇÃO II - CONSELHO DE ADMINISTRAÇÃO

Art. 18 - O Conselho de Administração será composto de 8 (oito)membros, e seus respectivos suplentes, sendo um o seu Presidente, e os demais sem designação específica, todos eleitos e destituíveis, a qualquer tempo, na forma da Lei, e do Estatuto Social.

Parágrafo Único - O Presidente do Conselho de Administração será eleito entre os seus membros.

Art. 19 - É facultado a qualquer Conselheiro, no caso de ausência e impedimento de seu suplente, efetuar indicação específica de outro Conselheiro para substituí-lo em suas ausências ou impedimentos temporários.

Parágrafo Único - No caso de vaga de titular e seu respectivo suplente, será convocada a Assembléia Geral para, dentro de 30 (trinta) dias, eleger o membro titular e suplente que deverão cumprir o restante do mandato.

Art. 20 - O Conselho de Administração reunir-se-á sempre que convocado por seu Presidente ou por dois Conselheiros conjuntamente.

Parágrafo Primeiro - As reuniões serão convocadas mediante comunicação por escrito, expedida com antecedência mínima de 15(quinze) dias, na qual constará o local, data e ordem do dia, salvo casos de manifesta urgência e/ou de cunho comercial, quando o prazo poderá ser reduzido para 8 (oito) dias.

Parágrafo Segundo - Serão consideradas regulares as reuniões que comparecerem todos os membros, independente das formalidades pertinentes ou desde que todos manifestem sua concordância na dispensa das mesmas.

Parágrafo Terceiro - Para que as reuniões do Conselho de Administração possam se instalar e validamente deliberar, será necessária a presença da maioria de seus membros em exercício, sendo considerado como presente aquele que estiver, na ocasião, representado por seu substituto ou que tiver enviado seu voto por escrito.

18.01 - ESTATUTO SOCIAL

Parágrafo Quarto - As deliberações serão tomadas por maioria de votos, devendo constar de atas lavradas no livro próprio.

Parágrafo Quinto - Compete ao Presidente do Conselho de Administração, e, em suas ausências, o seu substituto:

a - presidir as reuniões do órgão;

b - supervisionar os serviços administrativos e zelar pelo cumprimento das determinações do órgão;

c - representar o órgão na hipótese da alínea "g" do art. 21.

Art. 21 - Compete ao Conselho de Administração:

a - fixar a orientação geral dos negócios da Companhia e acompanhar o seu desenvolvimento, orientando, quando for o caso, a gestão da diretoria;

b - aprovar orçamentos anuais e plurianuais de operação e ou investimentos;

c - estabelecer a estrutura administrativa da Sociedade;

d - eleger e destituir Diretores da Companhia, fixando-lhes as atribuições respectivas;

e - distribuir dentro dos limites estabelecidos pela Assembléia Geral Ordinária, a remuneração dos administradores quando votada em verba global, bem como a participação de empregados nos resultados;

f - estabelecer planos previdenciários e benefícios para os empregados e administradores da Companhia;

g - convocar as Assembléias Gerais Ordinárias e Extraordinárias, nos casos previstos em lei ou quando julgar conveniente;

h - manifestar-se sobre o relatório da administração, as demonstrações financeiras e as contas da Diretoria;

i - deliberar "ad referendum" da Assembléia Geral, propostas de iniciativa da Diretoria de pagamento de dividendos, inclusive intermediários;

j - manifestar-se sobre o encaminhamento à Assembléia Geral propostas de iniciativa da Diretoria;

18.01 - ESTATUTO SOCIAL

k - escolher e destituir os auditores independentes;

l - autorizar a aquisição de ações de emissão da Companhia para efeito de cancelamento ou permanência em tesouraria para posteriormente aliená-las, bem como deliberar aumento de capital;

m - autorizar a constituição, fusão, incorporação, cisão e extinção de sociedades coligadas ou controladas;

n - autorizar a Companhia a participar em outras sociedades, bem como alienar ou prometer alienar participações societárias;

o - autorizar operações envolvendo alienação, oneração, licenças ou uso de marcas, patentes e tecnologia;

p - autorizar a alienação de bens do ativo permanente, a constituição de ônus reais e a prestação de garantias às obrigações de terceiros, bem como atos e contratos, sempre que o valor, em quaisquer dos casos enumerados nesta alínea, exceda os limites fixados pelo próprio Conselho na reunião que anualmente eleger a Diretoria;

q - deliberar sobre os casos omissos bem como sobre quaisquer outras matérias previstas neste Estatuto.

r - deliberar sobre a formulação de políticas da Companhia referente Plano de Opções de Compra de ações;

s - fiscalizar a gestão dos diretores, examinar a qualquer tempo os livros e papéis da Companhia, solicitar informações sobre contratos celebrados ou em vias de celebração e quaisquer outros atos, devendo tais solicitações ser encaminhadas ao Presidente do Conselho; e

t - deliberar sobre a emissão pública de notas promissórias (commercial papers)

Parágrafo Primeiro - É também da competência do Conselho de Administração fixar a orientação da Companhia nas sociedades de que participar e estabelecer o conteúdo do voto a ser exercido pela Companhia, ou por pessoas por esta indicadas, quanto à eleição e destituição de administradores, à alteração de estatutos ou contratos sociais das ditas sociedades, bem como às matérias listadas no caput deste artigo, ainda no tocante à mesmas sociedades.

Parágrafo Segundo - O Conselho poderá subdividir-se em Comitês cujo número, composição e atribuições aquele órgão proverá.

SEÇÃO III - A DIRETORIA

Art. 22 - A Diretoria será composta de 3 Diretores, no mínimo, e de até 12, no máximo, profissionais, acionistas ou não, todos residentes no País, sendo um Diretor Presidente e os demais Diretores sem designação específica, todos eleitos e destituíveis, a qualquer tempo, na forma da lei, deste estatuto social.

Art. 23 - Compete aos Diretores, na forma prevista neste Estatuto, a representação da Companhia, ativa e passivamente, em juízo ou fora dele, bem como a gestão dos negócios sociais em geral e a prática de todos os atos de administração e de disposição, necessários ou convenientes ao cumprimento do objeto social, inclusive celebrar atos e contratos de qualquer natureza ou finalidade, mesmo para aquisição, alienação ou oneração de bens do ativo permanente, constituir ônus reais e prestar garantias às obrigações de terceiros observados especialmente os preceitos e limites do art. 21 e 25 deste Estatuto.

Art. 24 - Além das atribuições conferidas por este Estatuto ou pelo Conselho de Administração, compete:

I - ao Diretor Presidente:

a - convocar e presidir as reuniões da Diretoria;

b - submeter ao Conselho de Administração os Planos Anuais e Plurianuais, bem como as demonstrações financeiras previstas em lei que dependam de sua apreciação ou deliberação;

c - suprir o Conselho de Administração com todas as informações necessárias para as deliberações das matérias arroladas no art. 21 deste Estatuto

II - aos Diretores, sem designação específica:

a - exercer as atividades indicadas pelo Diretor Presidente;

b - praticar os atos de gestão autorizados por este Estatuto;

Art. 25 - Com as exceções previstas neste Estatuto, qualquer ato ou contrato que implique em responsabilidade ou obrigação da Companhia

18.01 - ESTATUTO SOCIAL

perante terceiros ou a exoneração destes perante ela, serão obrigatoriamente assinados:

a - pelo Diretor Presidente em conjunto com outro diretor ou procurador com poderes específicos;

b - por dois Diretores, sem designação específica, sendo que um deles deverá ser indicado ad hoc pelo Diretor Presidente ou pelo Conselho de Administração; e

c - por um Diretor sem designação especifica em conjunto com um procurador com poderes especificos.

Parágrafo Primeiro - A Companhia poderá ser representada por 1 (um) Diretor:

a - perante repartições públicas federais, estaduais, municipais, autarquias, empresas públicas ou mistas;

b - quando se tratar de receber ou de dar quitações de importâncias ou valores devidas à Companhia;

c - *firmar correspondência e atos de simples rotina;*

d - endossar títulos para efeitos de cobrança ou depósito em nome da Companhia;

e - para prestar depoimento em juízo, por intermédio do Diretor Presidente ou outro Diretor sem designação especifica, designado pelo Conselho de Administração para tal fim, sempre que a Companhia for regularmente citada, sem poder de confessar.

Parágrafo Segundo - O disposto neste artigo não impede a representação da Companhia por um ou mais procuradores.

Art. 26 - As procurações serão sempre outorgadas em nome da Companhia, pelo Diretor Presidente em conjunto com um diretor sem designação especifica, ou por dois diretores sem designação especifica, sendo um deles indicado pelo Diretor Presidente.

Parágrafo Único - As procurações deverão sempre especificar os poderes conferidos e, com exceção daquelas outorgadas para fins judiciais, terão o prazo de validade limitado.

Art. 27 - A Diretoria reunir-se-á sempre que necessário, em virtude de convocação do Diretor Presidente ou seu substituto, ou, na ausência destes, de dois Diretores sem designação especifica. As reuniões serão presididas pelo Diretor Presidente ou seu substituto, e, em sua ausência, pelo Diretor que for escolhido na ocasião.

Parágrafo Primeiro - Para que se possam instalar as reuniões da Diretoria e nelas validamente se deliberar, é necessária a presença, em primeira convocação, da maioria de seus membros em exercício, entre eles, obrigatoriamente o Diretor Presidente ou seu substituto, ou, em segunda convocação, de qualquer número de membros, após expedida nova convocação.

Parágrafo Segundo - As deliberações da Diretoria constarão de atas lavradas no livro próprio e serão tomadas por maioria de votos, cabendo ao Presidente da reunião, o voto de desempate.

Art. 28 - O Diretor Presidente, em suas ausências ou impedimentos, será substituído por um Diretor sem designação especifica que para tanto for indicado pelo Diretor Presidente, ou na falta de indicação deste, pelo que for indicado pelo Conselho de Administração, permitida a acumulação de funções e votos. Em caso de vaga, o Conselho de Administração, nos 15 (quinze) dias que se seguirem à vacância, elegerá o substituto que exercerá o cargo pelo tempo remanescente do substituído.

Art. 29 - Os Diretores sem designação especifica terão substitutos indicados pelo Conselho de Administração, nos casos de impedimentos, e eleitos pelo mesmo, em caso de vaga. Nesta última hipótese, o Diretor eleito exercerá suas funções até o final do mandato da Diretoria em exercício, ou até que seja substituído por deliberação do Conselho de Administração.

CAPÍTULO V

CONSELHO FISCAL

Art. 30 - A Companhia terá um Conselho Fiscal que só funcionará nos exercícios sociais em que for instalado a pedido de acionistas que

representem no mínimo, um décimo das ações com direito a voto ou cinco por cento das ações sem direito a voto, na forma da lei.

Art. 31 - O Conselho Fiscal quando em funcionamento será composto de, no mínimo, 3 (três), e, no máximo 5 (cinco) membros, e igual número de suplentes, eleitos pela Assembléia Geral, que lhes fixará a remuneração, obedecido o mínimo legal.

Art. 32 - Os membros do Conselho Fiscal, pessoas físicas acionistas ou não, residentes no País, que atendam os requisitos e impedimentos previstos na lei, terão a competência nela disciplinada.

CAPÍTULO VI

EXERCÍCIO SOCIAL E LUCROS

Art. 33 - O exercício social terá a duração de 1 (um) ano e, se inicia a 1o. (primeiro) de janeiro e termina em 31 (trinta e um) de dezembro do mesmo ano.

Art. 34 - Ao fim de cada exercício social a Diretoria fará elaborar as demonstrações financeiras previstas em lei, observadas as normas então vigentes. A Companhia poderá levantar também balanço semestral ou trimestral.

Art. 35 - Do resultado do exercício após a dedução dos prejuízos acumulados, se houver, e da provisão para pagamento do imposto de renda, será retirada parcela destinada à participação dos administradores no lucro, observados os limites definidos em lei, e cujo pagamento ficará condicionado à efetiva atribuição aos acionistas do dividendo obrigatório estipulado neste artigo.

Parágrafo Primeiro - O lucro líquido do exercício, apurado de conformidade com os termos do art. 191 da Lei 6404, de 15 de dezembro de 1976, terá seguinte destinação: a) 5 % (cinco por cento) para a constituição da Reserva Legal, que não excederá de 20% (vinte por cento) do capital social; b) 37% (trinta e sete por cento) para a distribuição,

18.01 - ESTATUTO SOCIAL

como dividendo obrigatório; e, c) o restante que não for apropriado à reserva estatutária de que trata o parágrafo segundo, infra, ou, retido na forma prevista em orçamento de capital aprovado pela Assembléia Geral será destinado como dividendo suplementar aos acionistas.

Parágrafo Segundo - A Reserva de Investimento e Capital de Giro terá por finalidade assegurar investimentos em bens do ativo permanente e acréscimo do capital de giro, inclusive através de amortização de dívidas da Companhia, bem como a capitalização e financiamento de sociedades controladas e coligadas. Será formado com parcela anual de no mínimo 10% (dez por cento) e no máximo 58% (cinqüenta e oito por cento) do lucro líquido e terá como limite máximo o importe que não poderá exceder, em conjunto com a reserva legal, o valor do capital social.

Parágrafo Terceiro - A Assembléia Geral, quando entender suficiente o valor da dita reserva estatutária, poderá destinar o excesso para distribuir aos acionistas.

Art. 36 - O Conselho de Administração poderá declarar dividendos à conta do lucro apurado no balanço patrimonial semestral, bem como declarar dividendos intermediários à conta de lucros acumulados ou reservas, obedecidos os limites legais. Quando declarados dividendos intermediários, em percentual não inferior ao obrigatório o Conselho poderá autorizar, "ad referendum" da Assembléia Geral, a participação proporcional aos Administradores.

Art. 37 - Prescreve em 3 (três) anos a ação para haver dividendos, contados da data em que tenham sido postos à disposição dos acionistas.

CAPÍTULO VII

DA LIQUIDAÇÃO

Art. 38 - A Sociedade se dissolverá e entrará em liquidação nos casos previstos em lei, pelo modo que for estabelecido pela Assembléia Geral, a qual designará os liquidantes que devam funcionar durante o período de liquidação.

CAPÍTULO VIII

DISPOSIÇÕES TRANSITÓRIAS

18.01 - ESTATUTO SOCIAL

Art. 39 - A efetiva conversão das ações ao portador em ações escriturais depende da apresentação e cancelamento dos respectivos certificados em circulação. Até a efetivação da dita conversão as ações ordinárias ao portador continuarão sem direito a voto.

Art. 40 - A Companhia observará os acordos de acionistas arquivados na sede social, sendo expressamente vedado à Companhia acatar declaração de voto de qualquer acionista signatário de acordo de acionista devidamente arquivado na sede social, que for proferida em desacordo com o que tiver sido ajustado no referido acordo, assim como aceitar e proceder à transferência de ações e/ou à oneração e/ou cessão de direitos de preferência à subscrição de ações e/ou de outros valores mobiliários que não respeitar aquilo que estiver previsto e regulado em acordo de acionistas.

18.01 - ESTATUTO SOCIAL

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

GOVERNANÇA CORPORATIVA

O sistema de governança corporativa da Iochpe-Maxion S.A. é composto de práticas alinhadas com os melhores padrões brasileiros e internacionais. A adoção dessas práticas significa a utilização de padrões de conduta na relação entre seus acionistas e demais partes ligadas superiores aos exigidos pela lei e/ou órgãos reguladores de mercado.

Todas essas práticas procuram atender quatro objetivos essenciais: transparência, equidade no tratamento dos acionistas, prestação de contas ou responsabilidade perante todos os acionistas (accountability) e responsabilidade corporativa.

Política de Divulgação

Com o propósito divulgar informações precisas e de qualidade e de estreitar o relacionamento com o mercado, ao longo de 2004 a Iochpe-Maxion promoveu quatro reuniões com a comunidade financeira, cada uma com público médio de mais de 100 participantes, além de tomar parte em quatro conferências a convite de Bancos e Corretoras. No trabalho de estabelecer um diálogo cada vez mais construtivo e participativo com os vários públicos que integram o mercado, ganhou novamente destaque o encontro com representantes da Associação dos Profissionais e Investidores do Mercado de Capitais. O evento valeu à Iochpe-Maxion a conquista do "Prêmio Prata", uma homenagem da APIMEC pelos cinco anos de reuniões consecutivas realizadas com analistas.

Com o objetivo de garantir a transparência, segurança, agilidade e horizontalidade dos dados à disposição do mercado, a Iochpe-Maxion adota uma "Política de Divulgação" de todas as informações que, direta ou indiretamente, possam influenciar na cotação de seus valores mobiliários e na decisão de investidores de comprar, vender ou manter as ações da empresa. A Iochpe-Maxion investe na comunicação por meio do seu site de Relações com Investidores (www.iochpe-maxion.com.br), um veículo constantemente aprimorado e que

disponibiliza aos interessados um histórico de releases, fatos relevantes, apresentações, relatórios anuais e demonstrações financeiras.

Conselho de Administração

O Conselho de Administração da Iochpe-Maxion é composto por oito membros. Um dos assentos é ocupado por um Conselheiro independente, escolhido pelos acionistas detentores de ações preferências e fora do bloco de controle a partir de uma lista tríplice apresentada pelos acionistas do bloco de controle. Alem disso, em 2004, a partir da opção da Bradesco Previdência e Seguros S.A. de vender sua participação ordinária para a Companhia Iochpe, a vaga que antes era preenchida por um representante deste ex-controlador, passou a ser ocupada por um Conselheiro independente, indicado pela Companhia Iochpe.

Todos os membros do Conselho de Administração da Iochpe-Maxion têm mandato de um ano, com possibilidade de reeleição. O Conselho reúne-se mensalmente em caráter ordinário ou sempre que for convocado pelo Presidente do Conselho ou pela maioria de seus integrantes. As deliberações do Conselho dependem da aprovação de pelo menos 75% dos seus membros.

Diretoria Executiva

A Diretoria Executiva é formada por quatro membros, todos com mandato de um ano, escolhidos pelo Conselho de Administração. Os Diretores não ocupam assento no Conselho de Administração.

Conselho Fiscal

O Conselho Fiscal é formado por três membros, dois deles escolhidos pelos acionistas majoritários e um escolhido pelos acionistas detentores de ações preferenciais fora do bloco de controle.

20.01 - DESCRIÇÃO DAS INFORMAÇÕES ALTERADAS

ALTERAÇÃO

GRUPO 03. DISTRIBUIÇÃO DE CAPITAL

02. POSIÇÃO ACIONÁRIA

OBS: Este IAN, altera e substitui o enviado em 07 de dezembro de 2005, que foi transmitido com os Grupos 19.01; 19.03; 19.04; 19.05; 19.09; 19.10 indevidamente, por problemas do nosso sistema, que ora estamos regularizando.

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

ÍNDICE

Reapresentação Espontânea

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

ÍNDICE